Exhibit 99.1

[   ], 2022
Dear Encompass Health Corporation Stockholder:
We previously announced plans to separate our home health and hospice business (the “Enhabit Business”) into an independent, publicly traded company, which we expect to list on the New York Stock Exchange under the trading symbol “EHAB” when the separation is complete. The separation will occur through a distribution by Encompass Health Corporation (“Encompass”) of all of the outstanding shares of Enhabit, Inc. (“Enhabit”), a wholly owned subsidiary that owns and operates the Enhabit Business. Encompass’s existing inpatient rehabilitation business will continue to be a publicly traded company after the distribution. The board of directors of Encompass approved the spin-off of Enhabit following an extensive review of strategic alternatives informed by shareholder engagement and assisted by several independent advisors. The separation is expected to provide a number of benefits to both businesses. These potential benefits include enhancing the strategic and operational flexibility of each company, enhancing the focus of each management team on its business strategy and operations, allowing each company to adopt a capital structure, acquisition strategy, and return of capital policy best suited to its financial profile and business needs, and providing each company with its own equity currency to facilitate acquisitions and to better incentivize management. In addition, once Enhabit is a stand-alone public company, potential investors will be able to invest directly in Enhabit’s common stock.
Upon completion of the distribution, each Encompass stockholder as of June 24, 2022, the record date for the distribution, will receive one share of Enhabit common stock for every two shares of Encompass common stock held as of the close of business on the record date. Enhabit common stock will be issued in book-entry form only, which means that no physical share certificates will be issued. No vote of Encompass stockholders is required for the distribution. You do not need to take any action to receive the shares of Enhabit to which you are entitled as an Encompass stockholder, and you do not need to pay any consideration or surrender or exchange your Encompass common stock, which will continue to trade on the New York Stock Exchange.
We encourage you to read the attached information statement, which describes the planned distribution of Enhabit common stock in detail and contains important business and financial information about Enhabit. The included financial statements of Enhabit are prepared from Encompass’s historical accounting records and contain certain allocations of Encompass’s costs.We encourage you to read them together with the pro forma financial information included in the attached information statement, which gives effect to the separation and reflects Enhabit’s anticipated post-separation capital structure, including the assignment of certain assets and assumption of certain liabilities not included in the historical financial statements.
The Encompass board of directors and management team are confident that the pending separation will create new opportunities for both companies to realize significant growth while maintaining our commitment to our patients, investors, employees and community. We look forward to the potential we expect will be unlocked by the spin-off—for Encompass, for Enhabit and for you, as a stockholder of both companies. On behalf of our board of directors, thank you for your continued support.
Sincerely,

Mark Tarr President and Chief Executive Officer Encompass Health Corporation

[   ], 2022
Dear Future Enhabit Stockholder:
I’m excited to welcome you as a future stockholder of Enhabit, Inc., which will be an independent public company after its separation from Encompass.
In connection with the separation, we are rebranding to Enhabit Home Health & Hospice. The name Enhabit links us directly to the home. Maintaining the “En” of Encompass connects us to our heritage and communicates our belief that patients can expect the same level of excellence and compassion for which the Encompass brand stands. We believe the name Enhabit is welcoming and conveys that we, as a company, are advancing what it means to provide A Better Way to Care in the home.
For over 20 years, we have provided home health and hospice services where patients prefer it: in their homes. Connecting with compassion, we strive to bring humanity, dignity, and a sense of control to every patient’s journey. We invest in our people, medical treatments, technology and data analytics to deliver the highest quality of care to every home care patient.
Along the way, we have grown into one of the largest providers of home health services and hospice services nationally, measured by 2020 Medicare expenditures. Over 10,000 employees at 351 locations in 34 states, as of March 31, 2022, are part of an award-winning culture that we believe is a key contributor to our continued success. We employ our scale as one of the largest home health providers in the nation to expand the possibilities of home-based care, driving low cost of care, high-quality outcomes and a high standard of care for our patients.
As an independent company, we will continue our strategy of growth and focus on strategic priorities.
We expect to list Enhabit’s common stock on the New York Stock Exchange under the symbol “EHAB” when the separation is complete.
I hope you will learn more about Enhabit and our exciting story by reading the enclosed information statement.
Sincerely,

Barbara A. Jacobsmeyer President and Chief Executive Officer Enhabit, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.
Preliminary and Subject to Completion, Dated June 14, 2022
INFORMATION STATEMENT
ENHABIT, INC.
This information statement is being furnished in connection with the distribution by Encompass Health Corporation (“Encompass”) to its stockholders of the outstanding shares of common stock of Enhabit, Inc., formerly known as Encompass Health Home Health Holdings, Inc. (“Enhabit”), a wholly owned subsidiary of Encompass comprising Encompass’s home health and hospice business. To implement the separation, Encompass currently plans to distribute all of the shares of Enhabit common stock on a pro rata basis to Encompass stockholders.
For every two shares of common stock of Encompass held of record by you as of the close of business on June 24, 2022, which is the record date for the distribution, you will receive one share of Enhabit common stock. As discussed under “The Separation and Distribution—Trading Between the Record Date and the Distribution Date,” if you sell your shares of Encompass common stock in the “regular-way” market after the record date up to the distribution date, you also will be selling your right to receive shares of Enhabit common stock in connection with the distribution. We expect the shares of Enhabit common stock to be distributed by Encompass to you on July 1, 2022. We refer to the date of the distribution of the Enhabit common stock as the “distribution date.”
Until the distribution occurs, Enhabit will be a wholly owned subsidiary of Encompass, and consequently, Encompass will have the sole and absolute discretion to determine and change the terms of the separation (or to terminate the separation), including the establishment of the record date for the distribution and the distribution date.
No vote of Encompass stockholders is required for the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send Encompass a proxy, in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing shares of Encompass common stock or take any other action to receive your shares of Enhabit common stock.
There is no current trading market for Enhabit common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of Enhabit common stock to begin on the distribution date. Enhabit intends to list its common stock on the New York Stock Exchange (the “NYSE”) under the symbol “EHAB.” Following the distribution, Encompass will continue to trade on the NYSE under the symbol “EHC.”
In reviewing this information statement, you should carefully consider the matters described in the section titled “Risk Factors” beginning on page 26.
Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.
The date of this information statement is [   ], 2022.
Notice of this information statement’s availability will be first sent to Encompass stockholders on or about [   ], 2022.

Presentation of Information
Unless the context otherwise requires or otherwise specifies:
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The information included in this information statement about Enhabit, including the Consolidated Financial Statements of Enhabit, assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution.

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As used in this information statement, references to “Enhabit,” “we,” “us,” “our,” “our company” and “the company” may, depending on the context, refer to Enhabit, Inc., to the Home Health and Hospice business segment of Encompass as described more particularly under “Certain Relationships and Related Party Transactions—Relationship with Encompass—Historical Relationship with Encompass” or to Enhabit and its consolidated subsidiaries after giving effect to the transactions referred to in this information statement in connection with the separation and distribution.

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References in this information statement to “Encompass” refer to Encompass Health Corporation, a Delaware corporation, and its consolidated subsidiaries, including Encompass’s Home Health and Hospice business segment prior to completion of the separation and distribution and excluding Encompass’s Home Health and Hospice business segment following completion of the separation and distribution.

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References in this information statement to the “separation” refer to the separation of the Enhabit Business from Encompass’s other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, Enhabit, holding the assets and liabilities associated with the Enhabit Business after the distribution.

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References in this information statement to the “distribution” refer to the pro rata distribution of all of Enhabit’s issued and outstanding shares of common stock to Encompass stockholders as of the close of business on the record date for the distribution.

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•	References in this information statement to Enhabit’s per share data assume a distribution ratio of one share of Enhabit common stock for every two shares of Encompass common stock.
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References in this information statement to Enhabit’s historical assets, liabilities, products, businesses or activities generally refer to the historical assets, liabilities, products, businesses or activities of the Enhabit Business as the businesses were conducted as part of Encompass prior to the completion of the separation and distribution.

Industry and Market Information
This information statement includes industry data and forecasts that we obtained from industry publications and surveys, public filings, other third-party sources and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Statements as to our ranking, market position and market estimates are based on independent industry publications, third-party forecasts, our internal research and management’s estimates and assumptions about our markets which we believe to be reasonable. However, such information involves various estimates, assumptions, risks and uncertainties, which are subject to change based on various factors, including those discussed under the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates and assumptions. Accordingly, investors should not place undue reliance on this information.
Trademarks, Trade Names and Service Marks
The Encompass name and mark and other trademarks, trade names and service marks of Enhabit or containing “Encompass” appearing in this information statement are the property of Encompass. Prior to the completion of the distribution, we expect to receive a license from Encompass to use the Encompass name, trademarks, trade names and services marks for a limited period of time, as summarized in “Certain Relationships and Related Party Transactions—Relationship with Encompass—Arrangements between Encompass and Our Company.” This information statement contains many of our trade names, trademarks, and service marks, including “Enhabit Home Health & Hospice,” “Enhabit” and “A Better Way to Care.” This information statement also contains additional trade names, trademarks and service marks belonging to other companies. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties. Any other trademarks, trade names or service marks referred to in this information statement are the property of their respective owners. For convenience, we may not include the SM, ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law.
Non-GAAP Financial Measures
In this information statement, we present certain financial measures that are not calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”), referred to herein as “non-GAAP.” You should review the reconciliations and accompanying disclosures carefully in connection with your consideration of such non-GAAP measures and note that the way in which we calculate these measures may not be comparable to similarly titled measures employed by other companies. Specifically, we make use of the non-GAAP financial measure “Adjusted EBITDA.”
Adjusted EBITDA has been presented in this information statement as a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We believe Adjusted EBITDA assists investors in comparing our operating performance across operating periods on a consistent basis by excluding items that we do not believe are indicative of our ongoing operating performance. Adjusted EBITDA is not a measure of financial performance under GAAP and the excluded items are significant components in understanding and assessing financial performance. Therefore, Adjusted EBITDA should not be considered a substitute for Net income. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.
We calculate “Adjusted EBITDA” as Net income, as calculated in accordance with GAAP, adjusted to exclude (1) net income attributable to noncontrolling interest, (2) interest expense, (3) provision for income tax expense, (4) depreciation and amortization, (5) all unusual or nonrecurring items impacting consolidated Net
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income, (6) any losses from discontinued operations or the disposal or impairment of assets, (7) fees, costs and expenses incurred with respect to any non-ordinary course litigation or settlement, (8) stock-based compensation expense, (9) costs and expenses associated with changes in the fair value of marketable securities, (10) costs and expenses associated with the issuance or prepayment of debt and acquisitions, and (11) any restructuring charges.
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INFORMATION STATEMENT SUMMARY
The following is a summary of selected information discussed in this information statement. This summary may not contain all of the details concerning the separation, the distribution or other information that may be important to you. To better understand the separation, the distribution and our business and financial position, you should carefully review this entire information statement. Unless the context otherwise requires, the information included in this information statement about Enhabit, including the Consolidated Financial Statements of Enhabit, assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. As used in this information statement, the terms “Enhabit,” the “Company,” “we,” “us” and “our” may, depending on the context, refer to Enhabit, Inc., to the Home Health and Hospice business segment of Encompass as described more particularly under “Certain Relationships and Related Party Transactions—Relationship with Encompass—Historical Relationship with Encompass” or to Enhabit, Inc. and its consolidated subsidiaries after giving effect to the transactions described in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Encompass” refer to Encompass Health Corporation, a Delaware corporation, and its combined subsidiaries, including the Enhabit Business prior to completion of the separation and distribution and excluding the Enhabit Business following the completion of the separation and distribution.
Unless the context otherwise requires, or when otherwise specified, references in this information statement to our historical assets, liabilities, products, businesses or activities of our businesses are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the Enhabit Business as conducted as part of Encompass prior to completion of the separation and distribution.
Our Business
We are a leading provider of home health and hospice services in the United States. We strive to provide superior, cost-effective care where patients prefer it: in their homes. For over twenty years, we have provided care in the low-cost home setting while achieving high-quality clinical outcomes. Over that time, we have grown to become one of the largest providers of home health and a leading provider of hospice services nationally, measured by 2020 Medicare expenditures. As of March 31, 2022, our footprint comprised 252 home health and 99 hospice locations across 34 states.
We believe we are strongly positioned as a leader in the large and growing home health and hospice industries. Our scale and density in targeted markets, our disciplined operating model emphasizing the use of technology, our clinical expertise and our award-winning culture are key factors to our success. These competitive advantages enable us to significantly outperform many of our competitors in both clinical quality and profitability, while positioning us as an attractive partner to health systems, payors and other risk-bearing entities. These advantages have also helped us generate strong financial results. Despite industry disruptions related to COVID-19, over the seven-year period from the beginning of 2015 through the end of 2021, we grew Net service revenue from $507 million to $1,107 million, representing a compound annual growth rate of 14%.
Our continued growth is underpinned by strong industry tailwinds, including an aging U.S. population, an increased focus on shifting care to lower-cost settings, and patients’ preference for home-based care. From 2020 to 2030, the number of individuals over age 65 is expected to grow by approximately 30% to 73 million people, creating a greater need for cost-efficient in-home solutions. Furthermore, 70% of those over 65 had multiple chronic conditions as of 2018 and faced a higher incidence of chronic conditions than those under 65. Patients with multiple chronic conditions accounted for 94% of total Medicare spending and were associated with 99% of hospital readmissions. Home-based care is well-positioned to help manage these conditions for an aging population. Home-based care is also significantly more affordable than other care settings, and 75% of adults age 50 and older prefer to age in their homes. We believe these trends coupled with our competitive advantages strongly position us for the future.
We operate our business in two segments: home health and hospice. Our home health agencies provide a comprehensive range of Medicare-certified skilled home health services, including skilled nursing, physical, occupational and speech therapy, medical social work, and home health aide services. Our patients are typically older adults with three or more chronic conditions and significant functional limitations who require greater than ten medications. Our home health business benefits from a diversity of referral sources, with patients arriving from acute care hospitals, inpatient rehabilitation facilities, surgery centers, assisted living facilities, and skilled nursing facilities, as well as community physicians. We work closely with patients, their families and physicians to deliver care plans focused on patient needs and goals. For the year ended December 31, 2021, our home health segment had 200,626 patient admissions and generated $897.3 million in Net service revenue, or 81.1% of Enhabit total Net service revenue.
Our hospice agencies provide high-quality hospice services to terminally ill patients and their families. Hospice care focuses on the quality of life for patients who are experiencing an advanced, life limiting illness while treating the person and symptoms of the disease, rather than treating the disease itself. Our dedicated team of professionals works together to manage symptoms so that a patient’s time may be spent with dignity and in relative comfort, surrounded by their loved ones, typically in their home. For the year ended December 31, 2021, our hospice segment had an average daily census of 3,762 and generated $209.3 million in Net service revenue, or 18.9% of Enhabit total Net service revenue.
Our current footprint is the result of a multi-decade effort to establish scale and density in target markets with attractive demographic and regulatory profiles, which we believe positions us favorably for continued strong growth. In our home health business, we maintain top market share in a majority of our markets. We are a top five home health provider in 18 states and a top two home health provider in 11 of those states, based on 2020 Medicare revenues. These 18 states, centered in the Southern half of the United States, represented over 39% of the approximately $17 billion of total U.S. home health Medicare expenditures in 2020. Our 34-state footprint represented approximately 69% of total U.S. home health Medicare expenditures in 2020. Our strong presence in these markets helps us drive operating efficiency and create brand awareness. We drive operating efficiency by leveraging our market density as our volumes increase, which also enables our clinicians to spend less time on the road and more time providing care. We believe our operating structure is more efficient than our peers and advantageously positions us to grow our home health admissions as the industry continues to expand. Despite our status as the fourth-largest provider of home health services by 2020 Medicare revenues, our market share is only 4.3%. Given the high fragmentation of the industry, we believe there will be significant opportunities for consolidation, allowing us to increase our market share.
Many home health patients will ultimately require hospice services. By offering hospice services in many markets where we operate our home health business, we minimize disruption and gaps in care to patients who transition to hospice. We believe this co-location strategy between our home health and hospice businesses creates a growth opportunity for our hospice business, especially in geographies where we operate home health but not hospice. Although we began offering hospice services more recently than home health services, we have quickly become a leading hospice services provider based on 2020 Medicare expenditures. Since 2015, we have grown our hospice business from 20 locations to 99 locations as of March 31, 2022. We are a top ten hospice provider in ten states based on 2020 Medicare revenue. We believe our hospice segment will continue to have significant growth opportunities as we enhance our scale within the markets we currently serve and expand our hospice offerings into markets where we already have a strong home health history.

The map below details our national home health and hospice footprint and the states where we maintain a top five home health market position based on 2020 Medicare revenues as of December 31, 2021:

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Home Health & Hospice State
Home Health Only State
Position in Home Health Market

Our operating model, which emphasizes consistency and the disciplined use of technology, has driven our industry leadership in both clinical quality and cost effectiveness. Technology is a core component of our culture and has been important to our success. Our operations are supported by Homecare Homebase, a leading technology platform we initially developed and which helps us manage the entire business continuum from clinical patient workflow to operations, sales and compliance. We believe our history and familiarity with the platform and other proprietary solutions enable us to help deliver superior clinical, operational, and financial outcomes.
We believe our disciplined approach to utilizing technology and our data-driven analytics differentiates us from our peers. We leverage both internally developed tools as well as third party software to reduce our cost per visit to enhance our productivity and optimize our nursing and therapy staff. This approach drives metric-driven decisions across our organization that yield better margins, better quality and better employee satisfaction. We also invest significant time and training resources teaching our operators to utilize these tools to help drive timely decisions in the field, including the development of patient care plans. Our pairing of technology and well-established operating protocols enables a workforce that is dedicated to achieving these superior results. Our company culture emphasizes the use of analytics-based tools to make better informed decisions to provide the highest quality of care, while tightly managing our cost of care.
Through our operating model, which includes leveraging technology, we are able to support our clinicians as they provide industry-leading clinical outcomes as measured by key claims-based metrics such as hospital readmissions. Our 30-day readmission rate of 15.3% was 200 basis points better than the national average on a non-risk adjusted basis in 2021. Our low readmission rate makes us an attractive partner for both payors and our diverse group of referral sources, especially hospitals that are at risk to receive Medicare readmission penalties. As of January 2022, the last publicly reported Star ratings, our Quality of Patient Care (QoPC) Star Rating and HHCAHPS Patient Survey Star Rating both averaged 3.7, higher than the national averages of 3.3 and 3.5, respectively for QoPC and HHCAHPS. Centers for Medicare and Medicaid Services (“CMS”) publishes Star ratings on a scale from 1 to 5 stars based on a number of quality measures, such as timely initiation of care, drug education provided to patients, fall risk assessment, depression assessments, improvements in bed transferring, and bathing, among others. For additional discussion regarding CMS’s Star ratings, see “Risk Factors—Reimbursement Risks.”

Our scale and density and our disciplined operating model allow us to achieve this high level of quality more efficiently than our publicly traded home health peers. For the year ended December 31, 2021, our average cost per visit of $83 was 15.8% lower than the average of a subset of our public peers. Our lower cost per visit means that we are more efficient than our peers and better positioned to operate profitably in the event of potential unforeseen changes to the reimbursement model in our industry.
	Home Health Segment
	Year Ended December 31,
	2021	2020	2019
Cost per visit	$83	$84	$80
Public peers* average cost per visit	$99	$96	$87
Cost Per Visit vs. Public Peer* Average	(15.8)%	(12.1)%	(7.8)%
*	Note: Includes Amedisys, Inc. (Nasdaq: AMED) and LHC Group, Inc. (Nasdaq: LHCG).
Our strong operational performance, coupled with an opportunistic acquisition strategy and select de novo openings, has contributed to the strength of our financial performance over the last several years. Since 2015, we have deployed over $760 million of capital on 38 home health and hospice acquisitions, which we have fully integrated into our business and continue to grow. Over that same period, we have opened 31 de novo locations across 15 states, including 17 home health and 14 hospice locations. From 2015 to 2021, despite industry disruptions related to the COVID-19 pandemic, we grew Net service revenue from $507 million to $1,107 million, representing a compound annual growth rate of 14%. For more information and commentary on our history and financial performance, see “Business—Our History” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this information statement.
Our Industries and Opportunity
We operate in large, growing and highly fragmented industries.
In 2020, approximately $124 billion was spent on broader home health expenditures, according to National Health Expenditures published by CMS. Home health expenditures are expected to grow to approximately $201 billion by 2028, representing a 6.3% compound annual growth rate. Within the home health market, we focus primarily on skilled home health services. Medicare is the dominant payor in the skilled home health sector, with annual payments approximating $17 billion in 2020. Based on our experience and industry knowledge, we believe Medicare represents the majority of expenditures in skilled home health services. However, Medicare Advantage is becoming a more prevalent payor source within skilled home health services, as payors continue to emphasize reimbursement models focused on value-based care. On a national basis, approximately 44% of Medicare beneficiaries chose a Medicare Advantage plan over traditional Medicare in November 2021 on a 12-month rolling basis, resulting in a 12% increase in Medicare Advantage enrollment from 2020. The total number of Medicare beneficiaries choosing Medicare Advantage is expected to grow to 51% by 2030. Given our low cost of care and high-quality outcomes, we believe we are well-positioned to serve this growing population.
The home health industry is primarily comprised of publicly traded and privately owned freestanding agencies, visiting nurse associations and government-owned agencies. The number of Medicare-certified home health agencies is near an all-time high, and in 2020, over 11,300 agencies provided care to approximately 3.1 million Medicare beneficiaries. Approximately 92% of home health agencies generate annual revenue of less than $5.0 million, and the four largest players in the space account for approximately 22% of the Medicare market. While we are the fourth-largest home health provider by 2020 Medicare revenues, our Medicare home health business accounts for only 4.3% of the Medicare home health market. We believe we have an opportunity to continue to gain market share through organic growth and as a leading consolidator in the industry.
The home health reimbursement landscape experienced a fundamental shift when Medicare implemented the Patient-Driven Groupings Model, or “PDGM,” for home health agencies on January 1, 2020. The impact of PDGM, which was expected to put downward pressure on home health revenue per episode and increase administrative burdens, coincided with the beginning of the COVID-19 pandemic. Federal relief funding, including funds distributed under the Coronavirus Aid, Relief and Economic Security Act of 2020 (the “CARES

Act”), the Paycheck Protection Program and the Medicare Accelerated Advanced Payment Program, as well as the payroll tax deferral permitted by the CARES Act, has temporarily delayed the potentially negative effects of PDGM for those home health agencies that accepted relief funding. We did not accept any Cares Act funds and expect that as COVID-19 abates and federal relief funding concludes, the home health agencies accepting those funds may experience financial pressure as a result of PDGM. We anticipate these factors will drive industry consolidation, particularly of smaller home health agencies. We believe our strong history as a consolidator, our scale and density and our operational efficiency position us well to take advantage of this consolidation opportunity. Please see “Risk Factors” and “Business—Sources of Revenue” for additional detail on PDGM.
According to CMS, Medicare spending for hospice care has increased from $3 billion in 2000 to $22 billion in 2020, reflecting a compound annual growth rate of 10.6%. Based on our experience and industry knowledge, we believe Medicare expenditures represent the vast majority of total expenditures in the hospice market. The hospice industry is fragmented, with approximately 1.7 million Medicare beneficiaries receiving hospice services from over 5,000 providers in 2020. Hospice use among Medicare beneficiaries has grown substantially in recent years, suggesting a greater awareness of and access to hospice services. While we are a leading hospice services provider by 2020 Medicare revenues, our hospice business accounts for only 1.0% of the Medicare hospice market. We believe increasing demand, broader understanding and utilization of hospice care and the fragmented nature of the industry provide an attractive opportunity for our hospice business.
The home health and hospice industries are supported by several industry tailwinds, including a growing senior population, an increasing focus on shifting care to lower cost settings, patient preference for home-based care, emphasis on value-based payment models, significant near-term consolidation opportunities and high costs and underutilization of end-of-life care.
Our Competitive Strengths
We believe we differentiate ourselves from our competitors based on many factors, including the quality of our clinical outcomes, the scale and density of our footprint, our consistent and disciplined operating model, and our people and award-winning culture. We also believe our competitive strengths discussed below give us the ability to adapt and succeed in a healthcare industry facing continuing regulatory changes focused on improving outcomes and reducing costs.
Scale and Density
Our current footprint is the result of our multi-decade effort to establish scale and density in key markets with attractive demographic and regulatory profiles. We are a top five home health provider in 18 states and a top two home health provider in 11 of those states, based on 2020 Medicare revenues. These 18 states, centered in the Southern United States, represented over 39% of the approximately $17 billion of total U.S. home health Medicare expenditures in 2020. Our 34-state footprint represented approximately 69% of the total U.S. home health Medicare expenditures in 2020. Our strong presence in these markets helps us increase operating efficiency and brand awareness. These operating efficiencies have helped result in a 15.8% lower home health cost per visit for the year ended December 31, 2021 compared to a subset of our publicly traded peers. Our scale and density increase brand awareness through additional patient volumes from referral sources and help us attract and retain talent. Additionally, due to the demographic overlap of our patients, we believe many of our home health patients will eventually require the services of our hospice segment. We are a leading national provider of hospice services and have a top ten position in ten states, based on 2020 Medicare revenues. As of March 31, 2022, 85 of our 99 hospice locations were co-located within our home health markets. There is a significant opportunity to expand this co-location strategy by adding hospice services to our other home health locations. Through our co-location strategy, we minimize gaps in care and disruption to the patient. We believe this continuity of care between our home health and hospice businesses creates a growth opportunity for our hospice business. Although we entered hospice more recently than home health, we expect hospice to generate significant growth in the business going forward and to contribute to ongoing efforts to grow scale and density.
Consistent and Disciplined Operating Model
Our operating model, which emphasizes consistency and the disciplined use of technology, has driven our industry leadership in both clinical quality and cost effectiveness. We leverage our comprehensive technology capabilities and centralized administrative functions to define best practices, streamline staffing models, and identify supply chain efficiencies across our extensive platform of operations. We invest significant time and training resources teaching our operators to utilize the informatics of our technology to help drive timely decisions in the field. Our pairing of technology with a culture that includes substantial training resources and well-established operating protocols helps enable a disciplined workforce that delivers superior results. Our disciplined approach and commitment to making metric-driven decisions have enabled us to deliver care at an industry-leading cost per visit. Both our home health cost per visit and our hospice cost per patient day are lower than the average of our publicly traded peers. Finally, a consistent, disciplined operating model allows us to be nimble and responsive to change. We have demonstrated the ability to adapt in the face of numerous significant regulatory and legislative changes. In 2020, we rapidly moved to adapt our operations to the unprecedented COVID-19 pandemic while also successfully managing through significant changes in our Medicare reimbursement systems. We believe our tech-enabled operating model enables us to adopt and integrate new technologies faster than our peers and extend our competitive advantage through our operational efficiencies.
Clinical Expertise and High-Quality Outcomes
We have extensive home-based clinical experience from which we have developed standardized best practices and protocols. We believe these clinical best practices and protocols, when combined with our technology and well-trained, mission-motivated clinicians, help ensure the delivery of consistently high-quality healthcare services, reduced inefficiencies, and improved performance across a spectrum of operational areas. These clinical best practices allow us to have quality of patient care Star (“QoPC”) ratings and 30-day readmission rates that are meaningfully better than the national average. As of January 2022, the last publicly reported Star ratings, our QoPC Star Rating and HHCAHPS Patient Survey Star Rating both averaged 3.7, higher than the national averages of 3.3 and 3.5, respectively. For additional discussion of CMS’s Star ratings, see “Risk Factors—Reimbursement Risks.” Additionally, on a non-risk adjusted basis, our 30-day hospital readmission rate was 15.3%, 200 basis points lower than the national average of 17.3% in 2021. We focus on hospital readmission rates as our primary indicator of clinical quality. We believe this focus results in superior clinical outcomes for patients, providers and payors.
People and Award-Winning Culture
We believe our employees, who share our steadfast commitment to providing outstanding care to our patients, are the most valuable asset of our business. Through our employee-first culture, we undertake significant efforts to ensure our clinical and support staff receive the education, training, support and recognition necessary to provide the highest quality care in the most cost-effective manner. We have been recognized for six consecutive years by Fortune as a ‘Top 20 in Healthcare’ in the United States and for nine consecutive years by Modern Healthcare as a ‘Best Place to Work.’ Over the last 11 years, we have received over 144 ‘Best Place to Work’ awards. We believe our award-winning culture is an important component to attracting and retaining talent as demand for our services continues to grow. By promoting employee development and engagement, we believe we can increase our ability to attract and retain nurses, therapists, and other healthcare professionals in a highly competitive environment where staffing shortages are not uncommon. We support the long-term career aspirations of our employees through education and professional development, including an employee scholarship program, clinical license continuing education units, leadership development training, and other development programs. We believe fostering a strong culture that values diversity, equity, inclusion, and belonging (“DEIB”), allows us to be competitive in recruiting and retaining employees. We maintain a DEIB program that is overseen by a committee of diverse individuals committed to our mission of a better way to care and supported by a dedicated DEIB specialist role. The program is further supported by four distinct sub-committees comprised of a broad and cross-functional group, including our leadership and front-line staff. In light of well-publicized, recent challenges to hire and retain qualified personnel in the healthcare industry, we believe our culture will be even more important in contributing to our continued success.
Well-Positioned for Value-Based Care
Value-based contracts are a growing focus for us, and as payors emphasize reimbursement models driven by value, we believe they will continue to seek our clinical outcomes and appreciate our cost-efficient services. We have been partnering with and piloting a variety of new and innovative payment programs since 2014, including our previous participation in Bundled Payments for Care Improvement initiative (“BPCI”) Model 3, where we were one of the largest home health participants. CMS’s voluntary Bundled Payments for Care Improvement

Advanced (“BPCI Advanced”) initiative began October 1, 2018, runs through December 31, 2023, and covers 29 types of inpatient and three types of outpatient clinical episodes, including stroke and hip fracture. We continue to evaluate, on a case-by-case basis, appropriate BPCI Advanced and accountable care organization (“ACO”) participation opportunities. Our history and participation in these programs have allowed us to collaborate with approximately 175 alternative payment models, including ACOs, Medicare Shared Savings Program ACOs, bundled payments and Direct Contracting Models.
Our Growth Strategy
Our growth strategy comprises several avenues for continued growth, including organic growth through existing operations, adding new locations through execution of our de novo strategy, strategic acquisitions, leveraging our expertise in care transitions, expanding Medicare Advantage and exploring adjacent service offerings.
Drive Organic Growth at Existing Operations
We hold a leading position in a number of markets that will allow us the opportunity to generate long-term, attractive organic growth. We believe there will continue to be strong demand for our services due to significant industry tailwinds, as well as our high-quality clinical outcomes and our cost-effective operating model. The states in which we offer home health services represented approximately 69% of total home health Medicare expenditures in 2020. Despite our market-leading position, we have only 2.4% market share of total Medicare home health and hospice spend, suggesting significant runway for growth in our existing footprint. We seek internal growth in our existing markets by increasing the number of referrals we receive from healthcare providers. To achieve this growth, we (1) educate healthcare providers about the benefits of our services, (2) position our agencies to add value in their communities by avoiding unnecessary hospital readmissions, (3) maintain a hyper focus on high-quality care and related outcomes for our patients, (4) identify related products and services needed by our patients and their communities, and (5) provide a superior work environment for our employees. As we continue to grow organically, our scale and density will increase, further reinforcing our ability to deliver cost-effective care.
Execute on De Novo Strategy in New Markets
We will continue to execute on our de novo strategy to complement our organic growth. Since 2015, we have opened 31 locations across 15 states, 17 of which are home health locations and 14 of which are hospice locations. Because our existing footprint includes states that do not have certificate of need laws requiring review and approval by state regulatory bodies prior to introducing new home health and hospice services, there are significant opportunities for us to open de novo locations. See “Business—Regulation—Certificates of Need” for a summary of state certificate of need laws. We believe there is a significant opportunity for our hospice segment to benefit meaningfully from de novo locations as we open new hospice sites in markets where we already have a home health presence. We believe our ability to leverage our existing home health infrastructure, referral sources and brand enables us to launch new hospice locations in a capital efficient manner.
Pursue Strategic Acquisitions
We will continue to identify and evaluate opportunities for strategic acquisitions in new and existing markets that will enhance our market position and increase our referral base. We plan to continue to focus on building overlap between our home health and hospice locations, as well as identifying attractive new geographies in which we currently do not have a presence. Our home health and hospice agencies operate in highly fragmented markets, and we believe we are well-positioned to be a leading consolidator in the industry. We have historically focused on acquisition opportunities where we believe we can accelerate top-line growth while also expanding profit margins. We have a proven history spanning over 20 years of consummating and fully integrating acquisitions culturally, technologically, and operationally. Since 2015, we have deployed over $760 million of capital on 38 home health and hospice acquisitions, which have contributed significantly to our revenue growth over time. For example, our three largest acquisitions between 2015 and 2019 (of CareSouth in 2015, Camellia Healthcare in 2018 and Alacare Home Health and Hospice in 2019) collectively contributed approximately $340 million to our 2021 consolidated revenues. As an independent home health and hospice company, we believe our enhanced financial flexibility will allow us to be more competitive in future, large-scale acquisition opportunities. We anticipate joint ventures will be a part of our growth strategy moving forward, as demonstrated by our recent joint venture announcements in Boise, Idaho with Saint

Alphonsus Health System on January 5, 2022 and in Miami, Florida with Baptist Health South Florida on February 1, 2022. These joint ventures will enable Enhabit to grow into new geographies in partnership with large healthcare providers in their respective regions. Saint Alphonsus Health System serves southwestern Idaho, eastern Oregon and northern Nevada through multiple facilities and more than 4,000 employees. Baptist Health South Florida serves southern Florida through multiple facilities and more than 20,000 employees.
Leverage Care Transitions Expertise
We have established a strong track record of performance and quality that enables us to develop strong relationships with additional health systems and facility-based providers. We believe we are an attractive partner for patients transitioning from a facility-based setting to the home due to the quality of our outcomes, data management, scale and market density, and proven ability to safely transition high acuity and/or chronically ill patients to the home. Over 36% of all 30-day hospital readmissions occur within the first seven days, which supports the need for a well-organized transition plan from a facility to the home setting. We view our relationships with and extensive knowledge of inpatient rehabilitation facilities to be an important asset as we continue to expand our operations. Encompass found that, in markets where our home health locations overlapped with their inpatient rehabilitation facilities, overall satisfaction, discharge satisfaction and discharge to community scores were significantly higher than in non-overlap markets. Our deep understanding of care transitions and ability to achieve industry-leading hospital readmission rates make us the partner of choice for many facility-based partners. To help drive these strong partnerships, our Care Transition Coordinators and Transition Navigators serve as representatives in transitional care activities and strategic relationships with acute care hospitals and other healthcare providers and are integral to realizing positive outcomes from transitions of care from one setting to another.
Expand Medicare Advantage Focus
We believe our expertise in delivering high-quality and cost-efficient care positions us favorably to capture future Medicare Advantage volumes. On a national basis, approximately 44% of Medicare beneficiaries chose a Medicare Advantage plan over traditional Medicare in 2021 on a 12-month rolling basis, resulting in a 12% increase in Medicare Advantage enrollment from 2020. The total number of Medicare beneficiaries choosing Medicare Advantage is expected to grow to 51% by 2030. We continue to believe Medicare Advantage payors will be increasingly attracted to our historical track record of providing high-quality outcomes and lower hospital readmission rates, along with our successful participation in risk-based payment models. In 2021, Medicare Advantage accounted for only 10.6% of our revenue, suggesting a significant opportunity to grow this important revenue source.
Explore Adjacent Service Offerings
We have historically focused on the skilled home health and hospice industries. However, evolving alternatives for in-home care may present opportunities for us to develop adjacent service offerings. We will continue to evaluate these opportunities, including:
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Skilled nursing facility-at-home, or “SNF-at-home,” care refers to an emerging service area that seeks to provide care to higher acuity patients in the home. According to Lincoln Healthcare Leadership, approximately 25% of short-stay SNF episodes can be cared for in the home setting. We believe SNF-at-home could potentially be an attractive way to leverage our home health operating model. However, SNF-at-home care does not yet have a distinct reimbursement model, state licensure category, or Medicare certification status. A combination of federal and state regulatory action, as well as new reimbursement policies, will likely be needed before SNF-at-home services develop into a potential expansion opportunity.

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Palliative care services refer to care that improves the quality of life for patients, making the patient as comfortable as possible by anticipating, preventing, diagnosing and treating their symptoms, but does not seek to cure the patient’s underlying illness. Unlike hospice services, which are also palliative in nature, palliative care services are not limited to patients with terminal illnesses. While the nature of the patient care is substantially similar, palliative care services and hospice services are distinct from a state licensure and Medicare reimbursement perspective. Palliative care services are complementary to our existing business because they are often regarded as a bridge between home health and hospice.

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Care management services refer to the management of patient care outside of home health under contracts with Medicare Advantage payors, ACOs or other risk-bearing entities. We currently receive a small amount of revenue from care management services.

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Private duty services refer to the provision of typically non-clinical hourly care to patients with a wide variety of serious or chronic illnesses and conditions or those that need assistance with activities of daily living in their homes. Private duty services typically last 4 to 24 hours a day. We currently provide private duty services through three of our locations, but it is not a material part of our business.

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Hospital-at-home care refers to the provision of acute care hospital services in patients’ homes. The concept received significant industry attention following a March 2020 announcement by CMS allowing Medicare-certified hospitals to request waivers to provide acute hospital care services in patients’ homes during the COVID-19 public health emergency. Hospital-at-home care under Medicare still requires the provider to meet all of the Medicare Conditions of Participation applicable to hospitals and involves a much higher intensity of care than home health agencies are equipped to provide. In order to provide hospital-at-home care, we would need to enter into an arrangement with a Medicare-certified hospital that has received an Acute Hospital Care at Home waiver from CMS to provide acute hospital care services at home on behalf of the hospital. Additionally, it is uncertain what CMS’s position on these services will be after the public health emergency ends.

As we evaluate these opportunities, we continue to assess addressable market, regulatory environment, reimbursement landscape, and other factors to determine the degree to which these services could be complementary additions to our core business while offering suitable returns on investment. If the uncertainties around these services are resolved to our satisfaction, these adjacent services present an opportunity to broaden our service offerings and grow our market share in the home health and hospice industry. See “Business—Regulation—Evolving Adjacent Services Opportunities” for further discussion of the regulatory status of these service areas.
Summary of Principal Risk Factors
Investing in our common stock involves a high degree of risk, including risks related to our business. These risks include: government reimbursement of healthcare costs, other governmental regulation, operational and financial aspects of our business and the effects of the COVID-19 pandemic, risks related to the separation and distribution and risks related to our common stock. You should carefully consider these risks before investing in our common stock. Such risks may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of our common stock and result in a loss of all or a portion of your investment. Set forth below is a high-level summary of some, but not all, of these risks. The following summary of risk factors is not exhaustive. Please read the information in the section titled “Risk Factors,” beginning on page 26, for a more thorough description of these and other risks.
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Reimbursement. The cost of healthcare is funded substantially by government and private insurance programs. If such funding is reduced, limited or no longer available, our business may be adversely impacted. Our primary source of reimbursement is the Medicare program, and Medicare reimbursement is subject to significant changes from time to time. Delays in the administrative appeals process associated with denied Medicare reimbursement claims could delay or reduce our reimbursement for services previously provided. Additionally, reimbursement claims are subject to various audits, which may negatively affect the reimbursement we receive.

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Regulation. We conduct business in a heavily regulated industry, and changes in regulations, including alternative payment models and value-based purchasing initiatives, may significantly affect our business and results of operations. Compliance with laws and regulations requires substantial time, effort and expense. Further, the enforcement of these regulations and any violations of these regulations may result in increased costs or sanctions that reduce our revenues and profitability.

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Collections. Delays in collection or non-collection of our accounts receivable, including delays associated with the appeals process for Medicare claim denials, could adversely affect our business, financial position, results of operations and liquidity.

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Relationships with Referral Sources. If we are unable to maintain or develop relationships with patient referral sources, including the Encompass rehabilitation hospitals which accounted for approximately 27,000 admissions in 2021, our growth and profitability could be adversely affected. There can be no assurance that individuals will not attempt to steer patients to competing post-acute providers or otherwise limit our access to potential referrals. The establishment of joint ventures or networks between referral sources, such as acute care hospitals, and other post-acute providers may hinder patient referrals to us. The growing emphasis on integrated care delivery across the healthcare continuum increases that risk. Additionally, it is possible that the separation will result in reduced referrals from Encompass’s inpatient rehabilitation facilities.

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Payor and Patient Mix. Changes in the mix of our payors, such as a shift from Medicare fee-for-service to Medicare Advantage and to other payors, as well as changes to our patient mix, may adversely affect our profitability.

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Staffing. In some markets, the lack of availability of medical personnel is a significant operating issue facing all healthcare providers, including us. Competition for staffing, shortages of qualified personnel, union activity or other factors may increase turnover and otherwise increase our staffing costs and reduce profitability. Our operations are dependent on the efforts, abilities, and experience of our medical personnel, such as physical therapists, occupational therapists, speech pathologists, nurses and other healthcare professionals. We compete with other healthcare providers in recruiting and retaining qualified personnel responsible for the daily operations of each of our locations. Our ability to attract and retain qualified personnel depends on several factors, including our ability to provide competitive wages and benefits.

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Cybersecurity and Privacy and Security Laws. The proper function, availability, and security of our and our vendors’ information systems are critical to our business, and failure by us or our vendors to maintain proper function, availability, or security of information systems or protect data against unauthorized access could have a material adverse effect on our business, financial position, results of operations, and cash flows. Our information systems and protection, collection, storage, use, retention, security and processing of confidential, sensitive and personal information, including patient health information, must comply with a number of federal and state privacy and security laws, which are evolving and changing rapidly.

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Competition. We face intense competition for patients from other healthcare providers. We compete with a variety of companies in both home health and hospice, some of which, including several large public companies, may have greater financial and other resources and may be more established in their respective communities. In addition, from time to time, there are efforts in states with certificate of need laws to weaken those laws, which could potentially increase competition in those states.

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COVID-19. The COVID-19 pandemic has significantly affected and is expected to continue to significantly affect our operations, business and financial condition, and our liquidity could be negatively impacted, particularly if the operations of a significant number of acute care hospitals and physician practices are disrupted for a lengthy period of time. The pandemic has also disrupted our supply chain for equipment, pharmaceuticals and medical supplies and resulted in an increase in staffing shortages. Because of the nature of our business and the types of patients we serve, we may be more vulnerable to the effects of public health catastrophes, including the COVID-19 pandemic.

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Failure to Execute on Growth Strategy. Our success depends in large part on organic growth at existing operations through increased referrals from patient referral sources in the communities we serve. We may not be able to maintain our existing referral source relationships or be able to develop and maintain new relationships in existing or new markets. Additionally, we may face limitations on our ability to identify and complete acquisition transactions, which could delay or increase the cost of executing on our growth strategy. If we fail to successfully integrate our acquired businesses, we may not realize the benefits of our acquisition transactions.

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Litigation. We operate in a highly regulated industry in which healthcare providers are routinely subject to litigation. As a result, various lawsuits, claims and regulatory proceedings have been and can be asserted against us. Substantial damages, fines or other remedies assessed against us or agreed to in settlements could have a material adverse effect on our business.

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No Existing Market. No market currently exists for our common stock, and there is no assurance that an active trading market for our common stock will develop or be sustained after the distribution and, following the distribution, the price of Enhabit common stock may fluctuate significantly.

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Separation. We may not achieve some or all of the expected benefits of the separation. Further, our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions in order to operate as a stand-alone company after the expiration of our shared services and other intercompany agreements with Encompass. Enhabit has no history of operating as an independent, publicly traded company, and its historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results. Furthermore, we cannot be certain that we will continue to receive the same level of referrals from Encompass’s inpatient rehabilitation facilities after the separation.

The Separation and Distribution
In January 2022, Encompass announced its intention to separate into two independent, publicly traded companies. The separation will occur through a pro rata distribution to Encompass stockholders of 100% of the shares of common stock of Enhabit, the company consisting of Encompass’s home health and hospice businesses. Encompass will remain a publicly traded company after the separation and distribution, consisting of its existing inpatient rehabilitation business.
On June 8, 2022, the Encompass board of directors approved the distribution of all of Enhabit’s issued and outstanding shares of common stock on the basis of one share of Enhabit common stock for every two shares of Encompass common stock held as of the close of business on the record date for the distribution. The record date for the distribution is June 24, 2022.
Relationship with Encompass
Enhabit’s Post-Separation Relationship with Encompass
Currently, we are, and at all times prior to the completion of the distribution will be, a wholly owned subsidiary of Encompass. After the distribution, Encompass and Enhabit will each be separate companies with separate management teams and separate boards of directors. Prior to the distribution, we expect to enter into agreements with Encompass that will govern the separation of our business from Encompass, including a separation and distribution agreement and various interim arrangements that will provide a framework for our relationship with Encompass after the separation and distribution, such as a transition services agreement, a tax matters agreement and an employee matters agreement. See the section titled “Certain Relationships and Related Party Transactions—Relationship with Encompass” for a more detailed discussion of these agreements.
All of the agreements relating to our separation from Encompass will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from Encompass. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See the section titled “Risk Factors—Risks Related to the Separation and Distribution.”
Reasons for the Separation
We believe, and Encompass has advised us that it believes, that the separation and distribution will provide a number of benefits to our business and to Encompass’s business. These potential benefits include improving the strategic and operational flexibility of each company, increasing the focus of each management team on its business strategy and operations, allowing each company to adopt a capital structure, acquisition strategy and return of capital policy best suited to its financial profile and business needs, and providing each company with its own equity currency to facilitate acquisitions and to better incentivize management. In addition, once we are a stand-alone publicly traded company, potential investors will be able to invest directly in our common stock.
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Enhanced Management Focus on Core Businesses. The separation will provide each company’s management team with undiluted focus on their unique strategic priorities, target markets and corporate development opportunities. The separation will enable the management teams of each company to set their own strategy for long-term growth and profitability, including implementing development and commercialization strategies specific to each business, pursuing business development opportunities, structuring and restructuring its operations, attracting talent, and investing current earnings to generate organic growth.
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Separate Capital Structures and Allocation of Financial Resources. Each of Encompass and Enhabit has different cash flow structures and capital requirements. The separation will permit each company to allocate its financial resources to meet the unique needs of its businesses and intensify the focus on its distinct operating and strategic priorities. The separation will also give each business its own capital structure and allow it to manage capital allocation and adopt distinct capital return strategies. Further, the separation will eliminate internal competition for capital between the two businesses and enable each business to implement a capital structure tailored to its strategy and business needs.

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Improved Alignment of Management Incentives and Performance. The separation will allow each company to more effectively recruit, retain and motivate employees through the use of equity-based compensation that more closely reflects and aligns management and employee incentives with specific business objectives, financial goals and business attributes. To the extent that the separate equity currencies are more attractively valued, this would further benefit Encompass and Enhabit.

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Creation of Independent Equity Currencies and Enhanced Strategic Opportunities. The separation will provide each of Encompass and Enhabit with its own pure-play equity currency that can be used to facilitate capital raising and to pursue accretive M&A opportunities that are more closely aligned with each company’s strategic goals and expected growth opportunities. To the extent that the separate equity currencies are more attractively valued, this would further increase these benefits to Encompass and Enhabit.

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Clear-Cut Investment Identities. The separation will allow investors to more clearly understand the separate business models, financial profiles and investment identities of the two companies and to invest in each based on a better appreciation of these characteristics. Each company is expected to appeal to types of investors who may differ from Encompass’s current investors. Following the separation, the separate management teams of each of the two companies are expected to be better positioned to implement goals and evaluate strategic opportunities in light of the expectations of the specific investors in that individual company’s market. To the extent that enhanced investor understanding results in greater investor demand for shares of Encompass stock and/or Enhabit stock, it could cause each company to be valued at multiples higher than Encompass’s current multiple, and higher than its publicly traded peers. Any such increase in the aggregate market value of Encompass and Enhabit following the separation over Encompass’s market value prior to the separation would benefit Encompass, Enhabit, and their respective stakeholders.

The Encompass board of directors also considered a number of potentially negative factors in evaluating the separation, including:
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Risk of Failure to Achieve Anticipated Benefits of the Separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: the separation will demand significant management resources and require significant amounts of management’s time and effort, which may divert management’s attention from operating our business; following the separation and distribution, we may be more susceptible to market fluctuations, and other events may be more disadvantageous for us than if we were still part of Encompass, because our business would be less diversified than Encompass’s business is prior to the completion of the separation and distribution.

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Disruptions and Costs Related to the Separation and Distribution. The actions required to separate the Enhabit Business from Encompass could disrupt our operations. In addition, we will incur substantial costs in connection with the separation and the transition to being a standalone public company, which may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to Enhabit, tax costs, and costs to separate information systems.

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Loss of Scale and Increased Administrative Costs. Prior to the separation, Enhabit is able to take advantage of Encompass’s size and purchasing power in procuring certain goods, services and technologies. After the separation and distribution, as a standalone company, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Encompass obtained prior to completion of the separation and distribution. In addition, as part of Encompass, Enhabit benefits from certain functions performed by Encompass, such as accounting, tax, legal, human resources and other general and administrative functions. After the distribution, Encompass will not perform these functions for us, other than certain functions that will be provided for a limited time pursuant to the transition services agreement, and, because of our smaller scale as a standalone company, our cost of performing such functions could be higher than the amounts reflected in our historical financial statements, which would cause our profitability to decrease.
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Limitations on Strategic Transactions. Under the terms of the tax matters agreement that we will enter into with Encompass, we will be restricted from taking certain actions that could cause the distribution or certain related transactions (or certain transactions undertaken as part of the internal reorganization), in each case, as set forth in the tax matters agreement, to fail to qualify as tax-free under applicable law. The tax matters agreement will contain specific restrictions applicable until the second anniversary of the distribution that may limit our ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of our business.

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Uncertainty Regarding Stock Prices. We cannot predict the effect of the separation on the trading prices of Enhabit or Encompass common stock or know with certainty whether the combined market value of one share of our common stock and two shares of Encompass common stock will be less than, equal to or greater than the market value of two shares of Encompass common stock prior to the distribution.

In determining whether to pursue the separation, the Encompass board of directors concluded the potential benefits of the separation outweighed the potential negative factors. See the sections titled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.
Capitalization Summary
In connection with the separation, we entered into a $400 million term loan A facility and a $350 million revolving credit facility. See the section titled “Description of Certain Material Indebtedness.”
For additional information regarding the post-distribution capitalization of Enhabit, see the section titled “Capitalization.”
Corporate Information
Enhabit was incorporated in Delaware in 2014.
On March 7, 2022, we changed our name from “Encompass Health Home Health Holdings, Inc.” to “Enhabit, Inc.” and prior to the completion of the distribution, we intend to implement rebranding initiatives across our operations, including at the Enhabit corporate office which occurred in February 2022 and at our branches beginning in April 2022, to reflect our new Enhabit branding in connection with the separation and distribution. The rebranding is expected to be substantially completed at the time of the distribution. For additional discussion, see “Our Business.”
The address of our principal executive offices will be 6688 N. Central Expressway, Suite 1300, Dallas, Texas, 75206. Our telephone number after the distribution will be (214) 239-6500. We maintain an internet site at www.ehab.com. Our website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.
Reason for Furnishing This Information Statement
This information statement is being furnished solely to provide information to Encompass stockholders who will receive shares of Enhabit common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of Encompass’s or Enhabit’s securities. The information contained in this information statement is believed by Enhabit to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither Encompass nor Enhabit undertakes any obligation to update the information except as may be required in the normal course of their respective disclosure obligations and practices, or as required by applicable law.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION
What is Enhabit and why is Encompass separating the Enhabit Business and distributing Enhabit common stock?
Enhabit is currently a wholly owned subsidiary of Encompass consisting of the Enhabit Business. The separation of Enhabit from Encompass and the distribution of Enhabit common stock is intended, among other things, to improve the strategic and operational flexibility of each company, increase the focus of each management team on its business strategy and operations, allow each company to adopt a capital structure, acquisition strategy and return of capital policy best suited to its financial profile and business needs, and provide each company with its own equity currency to facilitate acquisitions and to better incentivize management. Encompass expects that the separation will result in enhanced long-term performance of each business for the reasons discussed in the section titled “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?
Encompass is delivering this document to you because you are a holder of shares of Encompass common stock. If you are a holder of shares of Encompass common stock as of the close of business on June 24, 2022, the record date for the distribution, you will be entitled to receive one share of Enhabit common stock for every two shares of Encompass common stock that you hold at the close of business on such date. This document is intended to describe the separation and distribution and help you understand how the separation and distribution will affect your post-separation ownership in Encompass and Enhabit.

How will the separation of Enhabit from Encompass work?
As part of the separation, and prior to the distribution, Encompass and its subsidiaries expect to complete an internal reorganization (which we refer to as the “internal reorganization”) to separate the businesses currently conducted by Encompass and its subsidiaries (including Enhabit) such that Enhabit will own solely the Enhabit Business following the separation. To complete the separation, Encompass will distribute all of the outstanding shares of Enhabit common stock to Encompass stockholders on a pro rata basis. Following the distribution, the number of shares of Encompass common stock you own will not change as a result of the separation.

What is the record date for the distribution?	The record date for the distribution will be June 24, 2022.

When will the distribution occur?
We expect that all of the outstanding shares of Enhabit common stock will be distributed by Encompass, on July 1, 2022, to holders of record of shares of Encompass common stock at the close of business on June 24, 2022, the record date for the distribution.

What do stockholders need to do to participate in the distribution?
Stockholders of Encompass as of the record date for the distribution will not be required to take any action to receive Enhabit common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of Encompass common stock or take any other action to receive your shares of Enhabit common stock. Please do not send in your Encompass stock certificates. The distribution will not affect the number of outstanding shares of Encompass common stock or any rights of Encompass stockholders, although it will affect the market value of each outstanding share of Encompass common stock.

How will shares of Enhabit common stock be issued?
You will receive shares of Enhabit common stock through the same channels that you currently use to hold or trade shares of Encompass common stock, whether through a brokerage account, 401(k) plan or other channel. Receipt of Enhabit shares will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements and 401(k) statements.

If you own shares of Encompass common stock as of the close of business on the record date for the distribution, including shares owned in certificate form, Encompass, with the assistance of Computershare Trust Company, N.A., the distribution agent for the distribution (the “distribution agent” or “Computershare”), will electronically distribute shares of Enhabit common stock to you or to your brokerage firm on your behalf in book-entry form. The distribution agent will mail you a book-entry account statement that reflects your shares of Enhabit common stock, or your bank or brokerage firm will credit your account for the shares.

How many shares of Enhabit common stock will I receive in the distribution?
Encompass will distribute to you one share of Enhabit common stock for every two shares of Encompass common stock held by you as of close of business on the record date for the distribution. Based on approximately 99,796,688 shares of Encompass common stock outstanding as of June 7, 2022, a total of approximately 49,898,344 shares of Enhabit common stock will be distributed to Encompass’s stockholders. For additional information on the distribution, see “The Separation and Distribution.”

Will Enhabit issue fractional shares of its common stock in the distribution?
No. Encompass will distribute one share of our common stock for every two shares of Encompass common stock you own as of the close of business on the record date. As a result, no fractional shares will be distributed. Encompass will not issue fractional shares of its common stock in the distribution. Fractional shares that Encompass stockholders would otherwise have been entitled to receive will be aggregated and sold in the open market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise have been entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

What will govern my rights as an Enhabit stockholder?
Your rights as an Enhabit stockholder will be governed by Delaware law, as well as our amended and restated certificate of incorporation and our amended and restated bylaws. Except with respect to (i) the requirement that any nominee for director must deliver a questionnaire with respect to the background, qualifications, stock ownership and independence of such nominee and provide a written representation and agreement that such nominee is not and will not, if elected, become party to any voting commitment or any agreement or arrangement with respect to any compensation or reimbursement for service as a director that has not been disclosed to Enhabit, (ii) the ability of Enhabit, to the extent authorized by the board of directors or the chief executive officer, to advance expenses incurred in connection with any legal proceeding in advance of such legal proceeding’s final disposition to any current or former officer, employee or agent of the corporation and (iii) the exclusive forum provision with respect to a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), at the time of the distribution, we expect that there will be no other material differences in stockholder rights between the existing Encompass common stock and the Enhabit common stock. For additional details regarding the Enhabit stock and Enhabit stockholder rights, see “Description of Capital Stock.”

What are the conditions to the distribution?	The distribution is subject to the satisfaction (or waiver by Encompass in its sole and absolute discretion) of the following conditions:

	•	the SEC declaring effective the registration statement on Form 10 of which this information statement forms a part; there being no order suspending the effectiveness of the registration statement; and no proceedings for such purposes having been instituted or threatened by the SEC;

•	this information statement having been made available to Encompass stockholders;

•
the receipt by Encompass and continuing validity of an opinion of its outside counsel, satisfactory to the Encompass board of directors, regarding the qualification of the distribution as a transaction that is generally tax free for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”);

•
the receipt by Encompass and continuing validity of a favorable private letter ruling from the U.S. Internal Revenue Service (the “IRS”), satisfactory to the Encompass board of directors, regarding the qualification of the distribution as a transaction that is generally tax free for U.S. federal income tax purposes under Section 355 of the Code and certain other U.S. federal income tax matters relating to the separation and distribution;

•
an independent valuation or financial advisory firm acceptable to the Encompass board of directors having delivered one or more opinions to the Encompass board of directors regarding solvency and capital adequacy matters with respect to each of Encompass and Enhabit after completion of the distribution, in each case in a form and substance acceptable to the Encompass board of directors in its sole and absolute discretion;

•
all actions and filings necessary or appropriate under applicable U.S. federal, state or other securities or blue sky laws and the rules and regulations thereunder relating to the separation and distribution having been taken or made and, where applicable, having become effective or been accepted;

•	the transaction agreements relating to the separation and distribution having been duly executed and delivered by the parties thereto;

•
no order, injunction or decree issued by any government authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions being in effect;

•	the shares of Enhabit common stock to be

distributed having been approved for listing on the NYSE, subject to official notice of distribution;

•
Encompass having received certain proceeds from the Enhabit financing arrangements described under “Description of Certain Material Indebtedness” and being satisfied in its sole and absolute discretion that, as of or immediately after the effective time of the distribution, it will have no further liability under such arrangements, and Encompass having completed any required refinancing of its existing indebtedness on terms satisfactory to the Encompass board of directors in its sole and absolute discretion; and

•
no other event or development existing or having occurred that, in the judgment of Encompass’s board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions.

Encompass and Enhabit cannot assure you that any or all of these conditions will be met, or that the separation or distribution will be consummated even if all of the conditions are met. Encompass can decline at any time to go forward with the separation and distribution. In addition, Encompass may waive any of the conditions to the distribution. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the separation?
The completion and timing of the separation are dependent upon a number of conditions. We expect that the shares of Enhabit common stock will be distributed by Encompass on July 1, 2022, to the holders of record of shares of Encompass common stock at the close of business on June 24, 2022, the record date for the distribution. However, no assurance can be provided as to the timing of the separation or distribution or that all conditions to the distribution will be met. Alternatively, Encompass may waive any of the conditions to the distribution and proceed with the distribution even if such conditions have not been met. If the distribution is completed and the Encompass board of directors waived any such condition, such waiver could have a material adverse effect on Encompass’s and Enhabit’s respective business, financial condition or results of operations, the trading price of Enhabit’s common stock, or the ability of stockholders to sell their shares after the distribution, including, without limitation, as a result of illiquid trading due to the failure of Enhabit common stock to be accepted for listing or litigation relating to any preliminary or permanent injunctions sought to prevent the consummation of the distribution. If Encompass elects to proceed with the distribution notwithstanding that one or more of the conditions to the distribution has not been met, Encompass will evaluate the applicable facts and circumstances at that time and make such additional disclosure and take such other actions as Encompass determines to be necessary and appropriate in accordance with applicable law.

Can Encompass decide to cancel the distribution of Enhabit common stock even if all of the conditions have been met, or proceed with the distribution of Enhabit common stock even if any of the conditions have not been met?

Yes. Until the distribution has occurred, the Encompass board of directors has the right to terminate the distribution, even if all of the conditions are satisfied. Alternatively, Encompass may waive any of the conditions to the distribution and proceed with the distribution even if such conditions have not been met. If the distribution is completed and the Encompass board of directors waived any such condition, such waiver could have a material adverse effect on Encompass’s and Enhabit’s respective business, financial condition or results of operations, the trading price of Enhabit’s common stock, or the ability of stockholders to sell their shares after the distribution, including, without limitation, as a result of illiquid trading due to the failure of Enhabit common stock to be accepted for listing or litigation relating to any preliminary or permanent injunctions sought to prevent the consummation of the distribution. If Encompass elects to proceed with the distribution notwithstanding that one or more of the conditions to the distribution has not been met, Encompass will evaluate the applicable facts and circumstances at that time and make such additional disclosure and take such other actions as Encompass determines to be necessary and appropriate in accordance with applicable law.

What if I want to sell my Encompass common stock or my Enhabit common stock?
You should consult with your financial advisors, such as your stock broker, bank or tax advisor. If you sell your shares of Encompass common stock in the “regular-way” market after the record date and before the distribution date, you also will be selling your right to receive shares of Enhabit common stock in connection with the distribution.

What is “regular-way” and “ex-distribution” trading of Encompass common stock?
Beginning on or shortly before the record date for the distribution and continuing up to the distribution date, we expect that there will be two markets in Encompass common stock: a “regular-way” market and an “ex-distribution” market. Encompass common stock that trades in the “regular-way” market will trade with an entitlement to shares of Enhabit common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to Enhabit common stock distributed pursuant to the distribution. If you decide to sell any shares of Encompass common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Encompass common stock with or without your entitlement to Enhabit common stock pursuant to the distribution.

Where will I be able to trade shares of Enhabit common stock?
Enhabit intends to list its common stock on the NYSE under the symbol “EHAB.” Enhabit anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date for the distribution and will continue up to the distribution date, and that “regular-way” trading in Enhabit common stock will begin on the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell Enhabit common stock up to the distribution date, but your transaction will not settle until after the distribution date. Enhabit cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of Encompass common stock?	Encompass common stock will continue to trade on the NYSE under the symbol “EHC” after the distribution.

Will the number of shares of Encompass common stock that I own change as a result of the distribution?	No. The number of shares of Encompass common stock that you own will not change as a result of the distribution.

Will the distribution affect the market price of my Encompass common stock?
Yes. As a result of the distribution, Encompass expects the trading price of shares of Encompass common stock immediately following the distribution to be different from the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the Enhabit Business. There can be no assurance whether the aggregate market value of Encompass common stock and Enhabit common stock following the separation will be higher or lower than the market value of Encompass common stock if the separation did not occur. This means, for example, that the combined trading prices of two shares of Encompass common stock and one share of Enhabit common stock after the distribution may be equal to, greater than or less than the trading price of two shares of Encompass common stock before the distribution.

What are the material U.S. federal income tax consequences of the separation and distribution?
It is a condition to the distribution that Encompass receives (i) a favorable private letter ruling from the IRS, satisfactory to the Encompass board of directors, regarding the qualification of the distribution as a transaction that is generally tax free for U.S. federal income tax purposes under Section 355 of the Code and certain other U.S. federal income tax matters relating to the separation and distribution and (ii) an opinion of its outside counsel, satisfactory to the Encompass board of directors, regarding the qualification of the distribution as a transaction that is generally tax free for U.S. federal income tax purposes under Section 355 of the Code.

If the distribution so qualifies, except with respect to cash received in lieu of a fractional share of Enhabit common stock, generally no gain or loss will be recognized by you, and no amount will be included in your income, for U.S. federal income tax purposes upon your receipt of Enhabit common stock in the distribution.

You should carefully read the section titled “Material U.S. Federal Income Tax Consequences” and should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as any non-U.S. tax laws.

What will Enhabit’s relationship be with Encompass following the separation?
After the distribution, Encompass stockholders will beneficially own all of the outstanding shares of Enhabit, and Encompass and Enhabit will be separate companies with separate management teams and separate boards of directors. Enhabit will enter into a separation and distribution agreement with Encompass to effect the separation and to provide a framework for Enhabit’s relationship with Encompass after the separation and distribution, and will enter into certain other agreements, including a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements will provide for the allocation between Enhabit and Encompass of the assets, employees, liabilities and obligations (including, among others, investments, property and employee benefits and tax-related assets and liabilities) of Encompass and its subsidiaries attributable to periods prior to, at and after the separation and will govern the relationship between Enhabit and Encompass subsequent to the completion of the separation and distribution. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections titled “Risk Factors— Risks Related to the Separation and Distribution” and “Certain Relationships and Related Party Transactions.”

Who will manage Enhabit after the separation?	Enhabit will benefit from a management team with an extensive background in the Enhabit Business. For more information regarding Enhabit’s management and directors, see “Management” and “Directors.”

Are there risks associated with owning Enhabit common stock?
Yes. Ownership of Enhabit common stock is subject to both general and specific risks relating to the Enhabit Business, the industry in which it operates, its ongoing contractual relationships with Encompass and its status as a separate, publicly traded company. Ownership of Enhabit common stock is also subject to risks relating to the separation. Certain of these risks are described in the “Risk Factors” section of this information statement. We encourage you to read that section carefully.

Does Enhabit plan to pay dividends?	The declaration and payment of any dividends in the future by Enhabit will be subject to the sole discretion of its board of directors and will depend upon many factors. See “Dividend Policy.”

Will Enhabit incur any indebtedness prior to or at the time of the distribution?
Yes. Enhabit entered into a $400 million term loan A facility and a $350 million revolving credit facility on June 1, 2022 and expects to borrow an aggregate principal amount of $570 million prior to the completion of the distribution. Enhabit expects to transfer approximately $566.5 million of cash using all or a portion of the net proceeds of the borrowings under the new term loan A facility and revolving credit facility to Encompass prior to the completion of the distribution. As a result of such transactions, Enhabit anticipates having approximately $570 million of outstanding indebtedness upon completion of the distribution (excluding finance leases and intercompany liabilities). See “Description of Certain Material Indebtedness” and “Risk Factors— Risks Related to Our Business.”

Who will be the distribution agent for the distribution and transfer agent and registrar for Enhabit common stock?
The distribution agent, transfer agent and registrar for the Enhabit common stock will be Computershare. For questions relating to the transfer or mechanics of the stock distribution, you should contact Computershare toll free at (877) 456-7913.

Where can I find more information about Encompass and Enhabit?	Before the distribution, if you have any questions relating to Encompass, you should contact:

Encompass Health Corporation 9001 Liberty Parkway Birmingham, AL 35242 Attention: Investor Relations

After the distribution, Enhabit stockholders who have any questions relating to Enhabit should contact:

Enhabit, Inc. 6688 N. Central Expressway Suite 1300 Dallas, TX 75206 Attention: Investor Relations

The Enhabit investor relations website is at www.ehab.com. The Enhabit website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

SUMMARY HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited annual and unaudited interim consolidated financial statements and the related notes, and our unaudited pro forma condensed consolidated financial statements and the related notes, included elsewhere in this information statement.
The following table summarizes our historical and pro forma condensed consolidated financial data as of and for the periods presented. The summary historical consolidated balance sheet data as of March 31, 2022, December 31, 2021 and December 31, 2020, and statement of income data for the three months ended March 31, 2022 and 2021 and years ended December 31, 2021, 2020, and 2019, are derived from our audited annual and unaudited interim historical consolidated financial statements included elsewhere in this information statement. Our historical results are not necessarily indicative of our results in any future period. The summary consolidated financial data in this section is not intended to replace our consolidated financial statements and the related notes and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this information statement.
The summary historical consolidated financial data includes certain expenses of Encompass that were allocated to us for certain corporate functions, including but not limited to executive oversight, treasury, legal, accounting, human resources, tax, internal audit, financial reporting, information technology and investor relations. Management believes the assumptions underlying the consolidated financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by us during the periods presented. However, these shared expenses may not represent the amounts that we would have incurred had we operated autonomously or independently from Encompass. Actual costs that would have been incurred if we had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions in various areas, such as information technology and infrastructure. In addition, our summary historical consolidated financial data does not reflect changes that we expect to experience in the future as a result of our separation from Encompass, including changes in our cost structure, personnel needs, tax structure, capital structure, financing and business operations.
The unaudited pro forma condensed consolidated financial statements included elsewhere in this information statement have been derived from our audited annual and unaudited interim historical consolidated financial statements and were prepared in accordance with Article 11 of the SEC’s Regulation S-X. The unaudited pro forma condensed consolidated statements of income for the three months ended March 31, 2022 and the year ended December 31, 2021, have been prepared as though the separation from Encompass occurred as of January 1, 2021. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2022 has been prepared as though the separation from Encompass occurred on March 31, 2022. The unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the separation been completed on the dates indicated. The unaudited pro forma condensed consolidated financial statements should not be relied on as indicative of the historical operating results that we would have achieved or any future operating results or financial position that we will achieve after the completion of the separation and distribution. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” for a description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial data set forth below.

The following summary condensed consolidated financial data should also be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and ”Description of Material Indebtedness” as well as the audited annual and unaudited interim consolidated financial statements and related notes and the unaudited pro forma condensed consolidated financial statements and related notes, included elsewhere in this information statement.
	For the Three Months Ended March 31,			For the Year Ended December 31,
	Pro Forma 2022	2022	2021	Pro Forma 2021	2021	2020	2019
	(in Millions)
Consolidated Statements of Income:
Net service revenue	$274.3	274.3	$270.5	$1,106.6	$1,106.6	$1,078.2	$1,092.0
Cost of service (excluding depreciation and amortization)	129.7	129.7	124.6	513.9	513.9	537.5	527.4
Gross margin	144.6	144.6	145.9	592.7	592.7	540.7	564.6
General and administrative expenses	106.2	100.7	99.9	442.1	412.9	398.0	465.7
Depreciation and amortization	9.0	8.5	9.1	38.2	36.9	40.0	37.7
Operating income	29.4	35.4	36.9	112.4	142.9	102.7	61.2
Interest expense	4.6	—	0.1	18.8	0.3	5.2	28.4
Equity in net income of nonconsolidated affiliates	—	—	(0.2)	(0.6)	(0.6)	(0.5)	(1.2)
Other income	—	—	—	(4.8)	(4.8)	(2.2)	—
Income before income taxes and noncontrolling interests	24.8	35.4	37.0	99.0	148.0	100.2	34.0
Income tax expense	6.3	8.7	8.7	24.2	35.1	24.4	9.2
Net income	18.5	26.7	28.3	74.8	112.9	75.8	24.8
Less: Net income attributable to noncontrolling interests	0.6	0.6	0.4	1.8	1.8	0.8	0.8
Net income attributable to Enhabit, Inc.	$17.9	$26.1	$27.9	$73.0	$111.1	$75.0	$24.0
	As of March 31,		As of December 31,
	Pro Forma 2022	2022	2021	2020
	(in Millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$17.5	$17.5	$5.4	$38.5
Property and equipment, net	21.9	20.7	20.4	24.2
Total assets	1,609.2	1,743.2	1,720.0	1,616.8
Total debt	573.8	7.3	8.5	9.7
Total stockholders’ equity	825.2	1,495.9	1,478.3	1,398.8
	For the Three Months Ended March 31,			For the Year Ended December 31,
	Pro Forma 2022	2022	2021	Pro Forma 2021	2021	2020	2019
Other Financial Data:				(in Millions)
Adjusted EBITDA(1)	$42.8	$47.0	$47.2	$180.9	$197.2	$150.9	$189.8
(1)
We present Adjusted EBITDA as a non-GAAP measure of our financial performance. Below, we have provided a reconciliation of Adjusted EBITDA to our Net income, the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to Net income or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we calculate this measure.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;
•	Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or other contractual commitments;
•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness; and
•	other companies, including companies in our industry, may calculate Adjusted EBITDA measures differently, which reduces their usefulness as a comparative measure.
Adjusted EBITDA excludes items that can have a significant effect on our profit or loss and should, therefore, be used in conjunction with, not as a substitute for, profit or loss for the period. We compensate for these limitations by separately monitoring Net income and Income before income taxes and noncontrolling interests for the period.
The following table reconciles Net income, the most directly comparable GAAP measure, to Adjusted EBITDA (in millions):
Reconciliation of Net income to Adjusted EBITDA
	For the Three Months Ended March 31,			For the Year Ended December 31,
	Pro Forma 2022	2022	2021	Pro Forma 2021	2021	2020	2019
	(in Million)
Net Income	$18.5	$26.7	$28.3	$74.8	$112.9	$75.8	$24.8
Income tax expense	6.3	8.7	8.7	24.2	35.1	24.4	9.2
Interest expense	4.6	—	0.1	18.8	0.3	5.2	28.4
Depreciation and amortization	9.0	8.5	9.1	38.2	36.9	40.0	37.7
(Gain) loss on disposal or impairment of assets	(0.1)	(0.1)	(0.1)	(0.8)	(0.8)	1.1	—
Stock-based compensation	3.1	1.3	0.6	8.5	3.6	3.9	84.9
Stock-based compensation included in overhead allocation	—	0.5	0.2	—	2.3	2.0	2.5
Net income attributable to noncontrolling interest	(0.6)	(0.6)	(0.4)	(1.8)	(1.8)	(0.8)	(0.8)
Transaction costs	2.0	2.0	0.7	22.2	11.9	—	2.1
Gain on consolidation of joint venture formerly accounted for under the equity method of accounting	—	—	—	(3.2)	(3.2)	(2.2)	—
Payroll taxes on SARs exercise	—	—	—	—	—	1.5	1.0
Adjusted EBITDA	$42.8	$47.0	$47.2	$180.9	$197.2	$150.9	$189.8

RISK FACTORS
You should carefully consider the following risks and uncertainties, together with all the other information in this information statement, including our consolidated financial statements and the related notes, in evaluating Enhabit and Enhabit common stock (“our stock” or “our common stock”). This section does not describe all risks that may be applicable to us, our industry, or our business, and it is intended only as a summary of material risk factors. More detailed information concerning other risks and uncertainties as well as those described below is contained in other sections of this information statement. Additional risks and uncertainties we have not or cannot foresee as material to us may also adversely affect us in the future. If any of the risks below or other risks or uncertainties discussed elsewhere in this information statement are actually realized, our business and financial condition, results of operations, and cash flows could be adversely affected. The impact of the COVID-19 pandemic has also exacerbated and may continue to exacerbate other risks discussed herein, any of which could have a material effect on us. Additional impacts may arise that we are not currently aware of, and this situation is changing rapidly.
Risks Related to Our Business
Reimbursement Risks
Reductions or changes in reimbursement from government or third-party payors could adversely affect our Net service revenue and other operating results.
We derive a substantial portion of our Net service revenue from the Medicare program. Furthermore, Medicare payments represent a greater percentage of our Net service revenue than for many of our competitors. See “Business—Sources of Revenue” elsewhere in this information statement for a table identifying the sources and relative payor mix of our revenues. In addition to many ordinary course reimbursement rate changes that CMS adopts each year as part of its annual rulemaking process for various healthcare provider categories, the United States Congress (“Congress”) and some state legislatures have periodically proposed significant changes in laws and regulations governing the healthcare system. Many of these changes have resulted in limitations on the increases in and, in some cases, significant roll-backs or reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. There can be no assurance that future governmental initiatives will not result in pricing freezes, reimbursement reductions, or reduced levels of reimbursement increases that are less than the increases we experience in our costs of operation. And because our percentage of revenues from Medicare exceeds that of many of our competitors, such changes could have a disproportionate impact on our revenues compared to the impact on the revenues of our competitors.
In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act (as subsequently amended, the “2010 Healthcare Reform Laws”). Many provisions within the 2010 Healthcare Reform Laws have impacted or could in the future impact our business, including Medicare reimbursement reductions and promotion of alternative payment models, such as accountable care organizations (“ACOs”) and bundled payment initiatives. The nature and substance of state and federal healthcare laws are always subject to change, occasionally by means of both broad base healthcare reform legislation, like the 2010 Healthcare Reform Laws, and targeted legislative or regulatory action. Any future legislative and regulatory changes may ultimately impact the provisions of the 2010 Healthcare Reform Laws discussed below or other laws or regulations that either currently affect, or may in the future affect, our business.
For Medicare providers like us, these laws include reductions in CMS’s annual adjustments to Medicare reimbursement rates, commonly known as a “market basket update.” In accordance with Medicare laws and statutes, CMS makes market basket updates by provider type in an effort to compensate providers for rising operating costs. The 2010 Healthcare Reform Laws required reductions, the last of which ended in 2019, in the annual market basket updates for hospice agencies of 30 basis points. For home health agencies, the 2010 Healthcare Reform Laws directed CMS to improve home health payment accuracy through rebasing home health payments over four years starting in 2014. In addition, the 2010 Healthcare Reform Laws require the market basket updates for home health and hospice providers to be reduced by a productivity adjustment on an annual basis. The productivity adjustment equals the trailing 10-year average of changes in annual economy-wide private nonfarm business multi-factor productivity. To date, the productivity adjustments have typically resulted in decreases to the market basket updates ranging from 30 to 100 basis points. For fiscal year 2021, the hospice payment rate included a 2.4% market basket increase and no productivity adjustment. Home health agencies will receive an estimated aggregate payment increase of 1.9% for fiscal year 2021, resulting from a 2.0% home health payment update percentage and a 0.1% decrease in payments due to reductions in the rural add-on percentages mandated by the Bipartisan Budget Act of 2018. For calendar year 2022, CMS has finalized an increase of 2.6% for home health Medicare payment rates, resulting from a market basket update of 3.1% reduced by a productivity adjustment of 0.5%. On July 29, 2021, CMS finalized an increase of 2.0% for hospice payment rates in fiscal year 2022, resulting from a market basket increase of 2.7% reduced by a productivity adjustment of 0.7%.
Other federal legislation can also have a significant direct impact on our Medicare reimbursement. On August 2, 2011, President Obama signed into law the Budget Control Act of 2011, which provided for an automatic 2% reduction of Medicare program payments. This automatic reduction, known as “sequestration,” began affecting payments received after April 1, 2013. Under current law, for each year through fiscal year 2030, the reimbursement we receive from Medicare, after first taking into account all annual payment adjustments, including the market basket update, will be reduced by sequestration unless it is repealed or modified before then. The Coronavirus Aid, Relief, and Economic Security Act of 2020 (the “CARES Act”) temporarily suspended sequestration for the period of May 1 through December 31, 2020. Subsequent legislation extended the sequestration suspension until April 1, 2022. Sequestration resumed on April 1, 2022 but with only a 1% payment reduction through June 30, 2022, at which time the 2% reduction will resume.
Additional Medicare payment reductions are also possible under the Statutory Pay-As-You-Go Act of 2010 (“Statutory PAYGO”). Statutory PAYGO requires, among other things, that mandatory spending and revenue legislation not increase the federal budget deficit over a five- or ten-year period. If the Office of Management and Budget (the “OMB”) finds there is a deficit in the federal budget, Statutory PAYGO requires OMB to order sequestration of Medicare. In March 2021, President Biden signed the American Rescue Plan Act of 2021 (the “American Rescue Plan Act”). The Congressional Budget Office estimated that the American Rescue Plan Act would result in budget deficits necessitating a 4% reduction in Medicare program payments for 2022 under Statutory PAYGO unless Congress and the President take action to waive the Statutory PAYGO reductions. The Protecting Medicare and American Farmers from Sequester Cuts Act also suspends until 2023 the Statutory PAYGO reductions that would have gone into effect as a result of the American Rescue Plan Act.
Additionally, concerns held by federal policymakers about the federal deficit, national debt levels, or healthcare spending specifically, including solvency of the Medicare trust fund, could result in enactment of further federal spending reductions, further entitlement reform legislation affecting the Medicare program, and further reductions to provider payments. In October 2014, President Obama signed into law the Improving Medicare Post-Acute Care Transformation Act of 2014 (the “IMPACT Act”). The IMPACT Act directs the United States Department of Health and Human Services (“HHS”), in consultation with healthcare stakeholders, to implement standardized data collection processes for post-acute quality and outcome measures. Although the IMPACT Act does not specifically call for the implementation of a new post-acute payment system, we believe this act lays the foundation for possible future post-acute payment policies that would be based on patients’ medical conditions and other clinical factors rather than the setting where the care is provided, also referred to as “site neutral” reimbursement. CMS has begun changing current post-acute payment systems to improve comparability of patient assessment data and clinical characteristics across settings, which will make it easier to create a unified payment system in the future. For example, CMS recently established new case-mix classification models for both home health, as discussed further below, and skilled nursing facilities that rely on patient characteristics rather than the amount of therapy received to determine payments. The IMPACT Act also creates additional data reporting requirements for our home health agencies. The precise details of these new reporting requirements, including timing and content, are being developed and implemented by CMS through the regulatory process that we expect will continue to take place over the next several years. We cannot quantify the potential effects of the IMPACT Act on us.
Each year, the Medicare Payment Advisory Commission (“MedPAC”), an independent agency, advises Congress on issues affecting Medicare and makes payment policy recommendations to Congress for a variety of Medicare payment systems including, among others, the home health prospective payment system (“HH-PPS”) and the hospice payment system (“Hospice-PS”). MedPAC also provides comments to CMS on proposed rules, including the prospective payment system rules. Congress is not obligated to adopt MedPAC recommendations, and, based on outcomes in previous years, there can be no assurance Congress will adopt MedPAC’s recommendations in a given year. However, MedPAC’s recommendations have, and could in the future, become the basis for legislative or regulatory action.

In connection with CMS’s final rulemaking for the HH-PPS in each year since 2008, MedPAC has recommended either no updates to payments or reductions to payments. In a March 2021 report to Congress, MedPAC recommended, among other things, legislative changes to eliminate the update to the fiscal year 2021 Medicare base payment rates for hospice, reduce the aggregate payment cap by 20%, and reduce by 5% the base payment rate under the HH-PPS. In an October 2020 report, MedPAC called for future research into Medicare hospice payments and expressed concerns that aggregate payments substantially exceed costs and that there are outlier utilization patterns in the industry.
In a June 2018 report mandated by the IMPACT Act, MedPAC reiterated its recommendation that Congress adopt a unified payment system for all post-acute care (“PAC-PPS”) in lieu of separate systems for inpatient rehabilitation facilities, skilled nursing facilities, long-term acute care hospitals, and home health agencies. A PAC-PPS would rely on “site neutral” reimbursement based on patients’ medical conditions and other clinical factors rather than the care settings. MedPAC found a PAC-PPS to be feasible and desirable but also suggested many existing regulatory requirements should be waived or modified as part of implementing a PAC-PPS. MedPAC previously estimated, although we cannot verify the methodology or the accuracy of that estimate, a PAC-PPS would result in a 1% decrease to home health reimbursements. As a precursor to a unified PAC-PPS, MedPAC discussed in November 2017 a potential recommendation to change the case-mix weights in each post-acute setting for 2019 and 2020 to a blend of the current setting specific weight and the proposed unified PAC-PPS weight. MedPAC has also called for aligning Medicare regulatory requirements across post-acute providers, although the agency has acknowledged it could take years to complete this effort. Additionally, MedPAC previously has suggested that Medicare should ultimately move from fee for service reimbursement to more integrated delivery payment models.
MedPAC also recommended significant changes to the HH-PPS, some of which CMS incorporated into the PDGM system mandated by the Bipartisan Budget Act of 2018, and set out in the final rule for the 2019 HH-PPS. Beginning in 2020, PDGM replaced the prior 60-day episode of payment methodology with a 30-day payment period and eliminated therapy usage as a factor in setting payments (that is, more therapy visits led to higher reimbursement). CMS adopted a 4.4% reduction in the base payment rate for 2020 intended to offset the provider behavioral changes that CMS assumed PDGM would drive. The reimbursement and other changes associated with PDGM could have a significant impact on our home health agencies. Likewise, MedPAC’s previously recommended changes to the Hospice-PS, including a wage adjustment and a reduction in the hospice aggregate cap by 20%, could have a significant impact on our hospice agencies.
We cannot predict what alternative or additional deficit reduction initiatives, Medicare payment reductions, or post-acute care reforms, if any, will ultimately be adopted or enacted into law, or the timing or effect of any initiatives or reductions. Those initiatives or reductions would be in addition to many ordinary course reimbursement rate changes that CMS adopts each year as part of the market basket update rulemaking process for various provider categories. While we do not expect the drive toward integrated delivery payment models, value-based purchasing, and post-acute site neutrality in Medicare reimbursement to subside, there will almost certainly be new or alternative healthcare reforms in the future which may change these initiatives and other healthcare laws and regulations. We cannot predict the nature or timing of any changes to the laws or regulations that either currently affect, or may in the future affect, our business.
There can be no assurance that future governmental action will not result in substantial changes to, or material reductions in, our reimbursements. Similarly, we may experience material increases in our operating costs. For example, in 2022, we expect our wage and benefit costs to increase at a rate in excess of our aggregate Medicare reimbursement rate increase. In any given year, the net effect of statutory and regulatory changes may result in a decrease in our reimbursement rate, and that decrease may occur at a time when our expenses are increasing. As a result, there could be a material adverse effect on our business, financial position, results of operations, and cash flows. For additional discussion of how we are reimbursed by Medicare, see the sections titled “Business—Sources of Revenue—Medicare Reimbursement” and “Business—Regulation” elsewhere in this information statement.
In addition, there are increasing pressures, including as a result of the 2010 Healthcare Reform Laws, from many third-party payors to control healthcare costs and to reduce or limit increases in reimbursement rates for medical services. Our relationships with managed care and nongovernmental third-party payors, such as health maintenance organizations and preferred provider organizations, are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. Our Net service revenue and our ability to grow our business with these payors could be adversely affected if we are unable to negotiate and maintain favorable agreements with third-party payors.
Our quality of care and CMS quality reporting requirements could adversely affect the Medicare reimbursement we receive.
The focus on alternative payment models and value-based purchasing of healthcare services has, in turn, led to more extensive quality of care reporting requirements. In many cases, the new reporting requirements are linked to reimbursement incentives. For example, home health and hospice agencies are required to submit quality data to CMS each year, and the failure to do so in accordance with the rules will result in a 2% reduction in their market basket updates. All of our 351 home health and hospice locations met the reporting deadlines resulting in no corresponding reimbursement reductions for 2022.
As noted above, the IMPACT Act mandated that CMS adopt several new quality reporting measures for the various post-acute provider types. The adoption of additional quality reporting measures to track and report will require additional time and expense and could affect reimbursement in the future. In healthcare generally, the burdens associated with collecting, recording, and reporting quality data are increasing. Currently, CMS requires home health providers to track and submit patient assessment data to support the calculation of 20 quality reporting measures.
CMS has instituted a Star rating methodology for home health agencies to meet the 2010 Healthcare Reform Laws call for more transparent public information on provider quality. All Medicare-certified home health agencies would be eligible to receive a Star rating (from 1 to 5 stars) based on a number of quality measures, such as timely initiation of care, drug education provided to patients, fall risk assessment, depression assessments, improvements in bed transferring, and bathing, among others. The “Quality of Patient Care Star Ratings” were first published in July 2015 and are updated quarterly thereafter based upon new data that is published with the ratings on the “Home Health Compare” section of the medicare.gov website. The “Patient Survey Star Ratings” were first published in 2016 and are updated periodically based upon new data that is published with the ratings on the “Home Health Compare” section of the medicare.gov website. As of January 2022, our Quality of Patient Care (QoPC) Star Rating and HHCAHPS Patient Survey Star Rating both averaged 3.7, higher than the national averages of 3.3 and 3.5, respectively for QoPC and HHCAHPS. Failing to maintain satisfactory Star rating scores could affect our rates of reimbursement and patient referrals and have a material adverse effect on our business and consolidated financial condition, results of operations, and cash flows.
In 2015, CMS established a five-year home health value-based purchasing model in nine states to test whether incentives for better care can improve outcomes in the delivery of home health services. The model, which began in 2016, applies a reduction or increase, depending on quality performance, to current Medicare-certified home health agency payments made to agencies in Massachusetts, Maryland, North Carolina, Florida, Washington, Arizona, Iowa, Nebraska, and Tennessee. CMS assesses performance based on several process, outcome, and care satisfaction measures. In the 2022 HH Rule, CMS expanded the model to apply nationwide. The first performance year under the expanded, nationwide home health value-based purchasing model will be 2023 and any associated payment adjustments, capped at 5%, will occur in 2025.
To date, we have not experienced a decrease in Net service revenue in excess of $0.6 million in any year. There can be no assurance that all of our agencies will meet quality reporting requirements or quality performance in the future, which may result in one or more of our agencies seeing a reduction in its Medicare reimbursements. Regardless, we, like other healthcare providers, are likely to incur additional expenses in an effort to comply with additional and changing quality reporting requirements.
Reimbursement claims are subject to various audits from time to time and such audits may negatively affect our operations and our cash flows from operations.
We receive a substantial portion of our revenues from the Medicare program. Medicare reimbursement claims made by healthcare providers, including home health and hospice agencies, are subject to audit from time to time by governmental payors and their agents, such as Medicare Administrative Contractors (“MACs”) that act as fiscal intermediaries for all Medicare billings, auditors contracted by CMS, and insurance carriers, as well as the HHS Office of Inspector General (the “HHS-OIG”), CMS and state Medicaid programs. As noted above, the clarity and completeness of each patient medical file, some of which is the work product of a physician not employed by us, is essential to successfully challenging any payment denials. If the physicians working with our patients do not adequately document, among other things, their diagnoses and plans of care, our risks related to audits and payment denials in general are greater. Depending on the nature of the conduct found in such audits and whether the underlying conduct could be considered systemic, the resolution of these audits could have a material adverse effect in the aggregate on our financial position, results of operation and liquidity.
In August 2017, CMS announced the Targeted Probe and Educate (“TPE”) initiative. Under the TPE initiative, MACs use data analysis to identify healthcare providers with high claim error rates and items and services that have high national error rates. Once a MAC selects a provider for claims review, the initial volume of claims review is limited to 20 to 40 claims. The TPE initiative includes up to three rounds of claims review with corresponding provider education and a subsequent period to allow for improvement. If results do not improve sufficiently after three rounds, the MAC may refer the provider to CMS for further action, which may include extrapolation of error rates to a broader universe of claims or referral to a UPIC or RAC (each defined below). As of March 31, 2022, none of our agencies have progressed beyond the third round of reviews, so it is unclear how the review process after TPE would proceed. We cannot predict whether the TPE initiative or similar probes or reviews will materially impact our reimbursement or the timeliness of collections from Medicare in the future.
CMS has developed and instituted various audit programs under which CMS contracts with private companies to conduct claims and medical record audits. These audits are in addition to those conducted by existing MACs. Some contractors are paid a percentage of the overpayments recovered. One type of audit contractor, the Recovery Audit Contractors (“RACs”), receives claims data directly from MACs on a monthly or quarterly basis and is authorized to review previously paid claims. It is unclear whether CMS intends to conduct RAC prepayment reviews in the future and if so, what providers and claims would be the focus of those reviews. CMS has authorized RACs to conduct complex reviews of the medical records associated with home health reimbursement claims.
CMS has also established contractors known as the Uniform Program Integrity Contractors (“UPICs,” formerly known as “ZPICs”). These contractors are successors to the Program Safeguard Contractors and conduct audits with a focus on potential fraud and abuse issues. Like the RACs, the UPICs conduct audits and have the ability to refer matters to the HHS-OIG or the United States Department of Justice (“DOJ”). Unlike RACs, however, UPICs do not receive a specific financial incentive based on the amount of the error. We have, from time to time, received UPIC record requests which have resulted in claim denials on paid claims. In some cases, the UPICs have extrapolated error rates to larger pools of our claims. In the most significant example to date, a UPIC denied less than $90,000 in claims but recouped an extrapolated amount of approximately $9.7 million. Following our initial appeals, this extrapolated overpayment amount has been reduced to approximately $6.7 million and remains subject to further pending appeal procedures.
Audits may lead to assertions that we have been underpaid or overpaid by Medicare or have submitted improper claims in some instances. Such assertions may require us to incur additional costs to respond to requests for records and defend the validity of payments and claims and may ultimately require us to refund any amounts determined to have been overpaid. In some circumstances, auditors have the authority to extrapolate denial rationales to large pools of claims not actually audited, which could greatly increase the impact of the audit. As a result, we may suffer reduced profitability. We cannot predict when or how these audit programs will affect us.
Our third-party payors have also, from time to time, requested audits of the amounts paid, or to be paid, to us, and sometimes dispute such amounts. We could be adversely affected in some of the markets where we operate if the auditing payor alleges substantial overpayments were made to us due to coding errors or lack of documentation to support medical necessity determinations. Similarly, there can be no assurance that our current or future MACs will not take restrictive interpretations of Medicare coverage rules. The adoption of restrictive interpretations of coverage rules by MACs could result in a large number of payment denials and materially and adversely affect our financial position, results of operations, and cash flows.
Delays in the administrative appeals process associated with denied Medicare reimbursement claims could delay or reduce our reimbursement for services previously provided.
We currently record our estimates for pre-payment denials and for post-payment audit denials that will ultimately not be collected as a component of Net service revenue. See Note 1, Summary of Significant

Accounting Policies, “Net service revenue,” to the accompanying consolidated financial statements. Given the continuing or increasing delays along with the increasing number of denials in the backlog, we may experience decreases in Net service revenue and/or decreases in cash flow as a result of increasing accounts receivable, which may in turn lead to a change in the patients and conditions we treat. Any of these impacts could have an adverse effect on our financial position, results of operations, and liquidity. Although Congress has considered legislation to reform and improve the Medicare audit and appeals process, we cannot predict what, if any, legislation will be adopted or what, if any, effect that legislation might have on the audit and appeals process.
In May 2014, the American Hospital Association and others filed a lawsuit seeking to compel HHS to meet the statutory deadlines for adjudication of denied Medicare claims. In December 2016, the presiding federal district court judge in the lawsuit ordered HHS to eliminate the backlog of appeals by the end of 2020. HHS appealed the federal district court decision, and an appeals court remanded the order for further consideration of how HHS can eliminate the backlog. On November 1, 2018, the district court again ordered HHS to achieve the following reductions: 19% by the end of fiscal year 2019; 49% by the end of fiscal year 2020; 75% by the end of fiscal year 2021; and 100% by the end of fiscal year 2022.
The Medicare appeals adjudication process is administered by the Office of Medicare Hearings and Appeals (“OMHA”). Beginning in March 2020, OMHA increased the frequency of hearings and the number of claims set at each hearing, which we believe adds to the substantive and procedural deficiencies in the appeals process. We are exploring various remedies to counter those deficiencies. We believe it is too early to determine what impact, if any, these recent changes in the appeals process will have on our long-term success rate or Net service revenue. We cannot predict what, if any, further action CMS will take to reduce the backlog or how long it will take to resolve our pending appeals of payment denials that are part of the backlog.
Efforts to reduce payments to healthcare providers undertaken by third-party payors, conveners, and referral sources could adversely affect our revenues and profitability.
Health insurers and managed care companies, including Medicare Advantage plans, may utilize certain third parties, known as conveners, to attempt to control costs. Conveners offer patient placement and care transition services to those payors as well as bundled payment participants, ACOs, and other healthcare providers with the intent of managing post-acute utilization and associated costs. Conveners may influence referral source decisions on which post-acute setting to recommend, as well as how long to remain in a particular setting. Conveners are not healthcare providers and may suggest a post-acute setting or duration of care that may not be appropriate from a clinical perspective potentially resulting in a costly acute care hospital readmission.
We also depend on referrals from physicians, acute care hospitals, and other healthcare providers in the communities we serve. As a result of various alternative payment models, many referral sources are becoming increasingly focused on reducing post-acute costs by eliminating post-acute care referrals, sometimes without understanding the potential impact on patient outcomes over an entire episode of care. Our ability to attract patients could be adversely affected if any of our home health agencies fail to provide or maintain a reputation for providing high-quality care on a cost-effective basis as compared to other providers.
Changes in our payor mix or the acuity of our patients could adversely affect our Net service revenue or our profitability.
Many factors affect pricing of our services and, in turn, our revenues. The reimbursement rates we receive from traditional Medicare Fee for Service are generally higher than those received from other payors. We are attempting to grow the number of Medicare Advantage networks in which we participate, so we expect the payor mix to continue to shift with that growth. Not only do Medicare Advantage and managed care payors generally pay us less than Medicare Fee for Service, but we also expect bad debt to be slightly higher for patients covered by Medicare Advantage and managed care as patients typically retain more payment responsibility under those arrangements.
The expansion and growth of Medicaid resulting from provisions of the 2010 Healthcare Reform Laws have increased the number of those patients coming to us. In addition, the American Rescue Plan Act offers new financial incentives to states who have not yet elected to expand Medicaid eligibility as allowed under the 2010 Healthcare Reform Laws. Medicaid reimbursement rates are almost always the lowest among those of our payors, and frequently Medicaid patients come to us with other complicating conditions that make treatment more difficult and costly.

We cannot predict the growth of, or changes to, Medicaid, but President Biden has stated that he favors extending public health insurance coverage to low-income individuals currently ineligible for Medicaid. We cannot predict whether our payor mix will shift to lower reimbursement rate payors. We have in recent years experienced, and in the future may experience, shifts in our payor mix or the acuity of our patients that could adversely affect our pricing, Net service revenue, and profitability.
Delays in collection or non-collection of our accounts receivable could adversely affect our business, financial position, results of operations and liquidity.
Reimbursement is typically conditioned on our documenting medical necessity and correctly applying diagnosis codes. Incorrect or incomplete documentation and billing information could result in non-payment for services rendered. Billing and collection of our accounts receivable with Medicare and Medicaid are further subject to the complex regulations that govern Medicare and Medicaid reimbursement and rules imposed by nongovernment payors. For example, recent efforts have focused on improved coordination of regulation across the various types of Medicaid programs through which personal care services are offered. Our inability to bill and collect on a timely basis pursuant to these regulations and rules could subject us to payment delays that could have a material adverse effect on our business, financial position, results of operations and liquidity.
In addition, timing delays in billings and collections may cause working capital shortages. Working capital management, including prompt and diligent billing and collection, is an important factor in our financial position and results of operations and in maintaining liquidity. It is possible that Medicare, Medicaid, documentation support, system problems or other provider issues or industry trends, particularly with respect to newly acquired entities for which we have limited operational experience, may extend our collection period, which may materially adversely affect our working capital, and our working capital management procedures may not successfully mitigate this risk.
The timing of payments made under the Medicare and Medicaid programs is subject to governmental budgetary constraints, which may result in an increased period of time between submission of claims and subsequent payment under specific programs, most notably under the Medicare and Medicaid managed care programs, which in many cases pay claims significantly slower than traditional Medicare or state Medicaid programs do as a result of more complicated authorization, billing and collecting processes that are required by Medicare and Medicaid managed care programs. In addition, we may experience delays in reimbursement as a result of the failure to receive prompt approvals related to change of ownership applications for acquired or other agencies or from delays caused by our or other third parties’ information system failures. Furthermore, the proliferation of Medicare and Medicaid managed care programs could have a material adverse impact on the results of our operations as a result of more complicated authorization, billing and collection requirements implemented by such programs.
A change in our estimates of collectability or a delay in collection of accounts receivable could adversely affect our results of operations and liquidity. The estimates are based on a variety of factors, including the length of time receivables are past due, significant one-time events, contractual rights, client funding and/or political pressures, discussions with clients and historical experience. A delay in collecting our accounts receivable, or the non-collection of accounts receivable, including, without limitation, in connection with our transition and integration of acquired companies, and the attendant movement of underlying billing and collection operations from legacy systems to future systems, could have a material negative impact on our results of operations and liquidity and could be required to record impairment charges on our financial statements.
Medicare reimbursement of hospice services are subject to caps, which may result in our having to reimburse Medicare for certain amounts previously paid to us.
Our hospice operations are subject to two annual Medicare caps. If any of our hospice providers exceeds such caps, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected. Overall payments made by Medicare to each hospice provider number (generally corresponding to each of our hospice agencies) are subject to an inpatient cap amount and an overall payment cap amount, which are calculated and published by the Medicare fiscal intermediary on an annual basis covering the period from October 1 through September 30. If payments received under any of our hospice provider numbers exceed either of these caps, we may be required to reimburse Medicare for payments received in excess of the caps, which could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. We have not had to repay more than $2 million in the aggregate to Medicare in any of the last five years.
Other Regulatory Risks
The ongoing evolution of the healthcare delivery system, including alternative payment models and value-based purchasing initiatives, in the United States may significantly affect our business and results of operations.
The healthcare industry in general is facing regulatory uncertainty around attempts to improve outcomes and reduce costs, including coordinated care and integrated delivery payment models. In an integrated delivery payment model, hospitals, physicians, and other care providers are reimbursed in a fashion meant to encourage coordinated healthcare on a more efficient, patient-centered basis. These providers are then paid based on the overall value and quality (as determined by outcomes) of the services they provide to a patient rather than the number of services they provide. While this is consistent with our goal and proven track record of being a high-quality, cost-effective provider, broad-based implementation of a new delivery payment model would represent a significant evolution or transformation of the healthcare industry, which may have a significant impact on our business and results of operations.
In recent years, HHS has been studying the feasibility of bundling, including conducting a voluntary, multi-year bundling pilot program to test and evaluate alternative payment methodologies. CMS’s voluntary Bundled Payments for Care Improvement Advanced (“BPCI Advanced”) initiative began October 1, 2018, runs through December 31, 2023, and covers 29 types of inpatient and three types of outpatient clinical episodes, including stroke and hip fracture. Providers participating in BPCI Advanced are subject to a semiannual reconciliation process where CMS compares the aggregate Medicare expenditures for all items and services included in a clinical episode against the target price for that type of episode to determine whether the participant is eligible to receive a portion of the savings or is required to repay a portion of the payment above target. Accordingly, reimbursement may be increased or decreased, compared to what would otherwise be due, based on whether the total Medicare expenditures and patient outcomes meet, exceed or fall short of the targets.
Similarly, CMS has established per the 2010 Healthcare Reform Laws several separate ACO programs, the largest of which is the Medicare Shared Savings Program (“MSSP”), a voluntary ACO program in which hospitals, physicians, and other care providers pursue the delivery of coordinated healthcare on a more efficient, patient-centered basis. Conceptually, ACOs receive a portion of any savings generated above a certain threshold from care coordination as long as benchmarks for the quality of care are maintained. Under the MSSP, there are two ACO tracks from which participants can choose. Each track offers a different degree to which participants share any savings realized or any obligation to repay losses suffered. The ACO rules adopted by CMS are extremely complex and remain subject to further refinement by CMS. Based on the data CMS provides as of January 1 each year, which is presented below, the MSSP has not experienced meaningful growth in recent years.
Performance Year	Number of ACOs	Assigned Beneficiaries (in Millions)
2022	483	11.0
2021	477	10.7
2020	517	11.2
2019	487	10.4
2018	561	10.5
We continue to evaluate, on a case-by-case basis, appropriate BPCI Advanced and ACO participation opportunities for our home health agencies. As of March 31, 2022, our home health and hospice segments are collaborating with approximately 175 alternative payment models, including Next Generation ACOs, MSSP ACOs, and Direct Contracting Models.
In December 2020, CMS announced another voluntary alternative payment model initiative, the Geographic Direct Contracting Model (the “GDCM”). Under the GDCM, Direct Contracting Entities (“DCEs”), which can include ACOs, health systems, healthcare provider groups, and health plans, will take responsibility for the total cost of care for all Medicare beneficiaries in a specific geographic region. DCEs may enter into agreements with preferred providers that provide for payment risk-sharing and offer Medicare beneficiaries benefits not otherwise available under traditional Medicare. The GDCM will be tested over a six-year period in four to ten regions. Many specifics of the GDCM remain unknown at this time, and it is not clear if, or how, the Biden administration will implement the GDCM. CMS suspended the initial implementation of GDCM and currently has the program under review.
In March 2022, CMS released the FY 2023 Inpatient Rehabilitation Facility PPS Proposed Rule (the “2023 Proposed IRF Rule”), which included a request for comment on a potential change in inpatient rehabilitation facility (“IRF”) reimbursement that could be included in future rulemaking. Based on a recent HHS-OIG report, CMS is considering whether to modify the IRF “transfer” payment policy to reduce reimbursement for early discharges to home health, similar to how early home health discharges are paid for under the Acute Care Prospective Payment System. HHS-OIG estimated that its recommended change to the policy could reduce total IRF industry reimbursements by approximately 6% based on 2017 and 2018 data.
HHS and CMS continue to explore ways to encourage and facilitate increased participation in alternative payment models and value-based purchasing initiatives. For example, the HHS-OIG and CMS finalized rules in 2020 modernizing the Anti-Kickback Law and Stark law to, in part, promote a more coordinated, value-based system of care. The bundling and ACO initiatives have served as motivating factors for regulators and healthcare industry participants to identify and implement workable coordinated care and integrated delivery payment models. Broad-based implementation of a new delivery payment model would represent a significant transformation for us and the healthcare industry generally. The nature and timing of the evolution or transformation of the current healthcare system to coordinated care delivery and integrated delivery payment models and value-based purchasing remain uncertain. The development of new delivery and payment systems will almost certainly take significant time and expense. Many of the alternative approaches being explored, including those discussed above and the home health value-based purchasing model discussed below, may not be effective or could change substantially prior to any nationwide implementations. While only a small percentage of our business currently is or is anticipated to be subject to the alternative payment models discussed above, we cannot be certain these models will not be expanded or made standard or that new models will not be implemented broadly.
Additionally, as the number and types of bundling, direct contracting, and ACO models increase, the number of Medicare beneficiaries who are treated in one of the models increases. Our unwillingness or inability to participate in integrated delivery payment and other alternative payment models and the referral patterns of other providers participating in those models may limit our access to Medicare patients who would benefit from treatment by home health services. In an attempt to reduce costs, ACOs may seek to discourage referrals to post-acute care altogether. To the extent that acute care hospitals participating in those models do not perceive our quality of care or cost efficiency favorably compared to alternative post-acute providers, we may experience a decrease in volumes and Net service revenue, which could adversely affect our financial position, results of operations, and cash flows. For further discussion of coordinated care and integrated delivery payment models and value-based purchasing initiatives, the associated challenges, and our efforts to respond to them, see “Our Industries and Opportunity—Emphasis on Value-Based Payment Models” in the “Business” section elsewhere in this information statement.
Other legislative and regulatory initiatives and changes affecting the industry could adversely affect our business and results of operations.
In addition to the legislative and regulatory actions that directly affect our reimbursement rates or further the evolution of the current healthcare delivery system, other legislative and regulatory changes, including as a result of ongoing healthcare reform, affect healthcare providers like us from time to time. For example, the 2010 Healthcare Reform Laws provide for the expansion of the federal Anti-Kickback Law and the False Claims Act (the “FCA”) that, when combined with other recent federal initiatives, are likely to increase investigation and enforcement efforts in the healthcare industry generally. Changes include increased resources for enforcement, lowered burden of proof for the government in healthcare fraud matters, expanded definition of claims under the FCA, enhanced penalties, and increased rewards for relators in successful prosecutions. CMS may also suspend payment for claims prospectively if, in its opinion, credible allegations of fraud exist. The initial suspension period may be up to 180 days. However, the payment suspension period can be extended almost indefinitely if the matter is under investigation by the HHS-OIG or DOJ. Any such suspension would adversely affect our financial position, results of operations, and cash flows.
Some states in which we operate have also undertaken, or are considering, healthcare reform initiatives that address similar issues. While many of the stated goals of other federal and state reform initiatives are consistent with our own goal to provide care that is high-quality and cost-effective, legislation and regulatory proposals may lower reimbursements, increase the cost of compliance, decrease patient volumes, promote frivolous or baseless litigation, and otherwise adversely affect our business. We cannot predict what healthcare initiatives, if any, will be enacted, implemented or amended, or the effect any future legislation or regulation will have on us.
On September 30, 2019, CMS adopted a new rule as called for by the IMPACT Act that revises the discharge planning requirements applicable to our home health agencies. Effective November 29, 2019, CMS now requires every hospital to have a discharge planning process that focuses on patients’ goals and preferences and on preparing them and, as appropriate, their caregivers, to be active partners in their post-discharge care. This rule requires hospitals to institute standardized procedures to identify those patients who are likely to suffer adverse health consequences upon discharge in the absence of adequate discharge planning and to provide a discharge planning evaluation for such patients to ensure that appropriate arrangements for post-hospital care are made before discharge. At the time of discharge, a hospital must transfer or refer the patient, along with all necessary medical information pertaining to the patient’s current course of illness and treatment, post-discharge goals of care, and treatment preferences, to the appropriate post-acute care service providers and suppliers, facilities, agencies, and other outpatient service providers and practitioners responsible for the patient’s follow-up or ancillary care. Patients must also be informed of all post-acute providers in the area and, for patients enrolled in managed care organizations, in network providers must be identified if the hospital has that information. Additional information must be provided to patients who are discharged home and referred for home health agency services or who are referred to other post-acute care services.
For home health agencies, the final rule includes several new requirements, including that home health agencies develop and implement an effective discharge planning process. Home health agencies must also send certain medical and other information to the post-discharge facility or health care practitioner and comply with requests for additional information as may be necessary for treatment of the patient made by the receiving facility or health care practitioner. The rule will likely require implementation of new processes and modification of existing discharge forms and reports, and patient visits may need to be extended in order to accommodate patient education. We expect to incur additional one-time and recurring expenses to comply with the new requirements, but at this time we cannot predict what the final impact will be. In areas where we are not part of a managed care network with significant enrollment, this discharge planning rule may negatively affect the number of patients choosing us.
In accordance with requirements adopted pursuant to the IMPACT Act, CMS implemented requirements to publish certain Medicare spending per beneficiary measures for each home health agency in January 2017. The intent of tracking and publishing this data is to evaluate a given provider’s payment efficiency relative to the efficiency of the national median provider in that provider’s post-acute segment. CMS believes this measure will encourage improved efficiency and coordination of care in the post-acute setting by holding providers accountable for Medicare resource use during an episode of care. However, the measures may be misleading as they do not incorporate patient outcomes associated with those resources used. CMS has not proposed to compare payment efficiency across provider segments.
In June 2019, CMS commenced the Home Health Review Choice Demonstration (“RCD”) in Illinois. RCD is intended to test whether pre-claim review improves methods for the identification, investigation, and prosecution of Medicare fraud and whether the pre-claim review helps reduce expenditures while maintaining or improving quality of care. Under RCD, providers may choose pre-claim review or post-payment review of all Medicare claims submitted or elect not to participate, in which case they will incur a 25% payment reduction on all claims. If a home health agency elects to participate in the review and 90% or more of its claims are found to be valid during the six-month pre-claim review period, that agency may then opt out of the RCD review, except for spot reviews of samples consisting of 5% of total claims. CMS implemented RCD in Ohio in September 2019. RCD was scheduled to expand to Texas in March 2020 and to North Carolina and Florida in May 2020. In late March 2020, however, CMS announced it was pausing the RCD for home health services in Illinois, Ohio, and Texas and that it would not start RCD in North Carolina and Florida until after the COVID-19 public health emergency ended. On August 21, 2020, CMS announced a new “phased-in approach” to the RCD due to the public health emergency and subsequently announced the delay of the phased-in participation of the RCD in Florida and North Carolina until March 31, 2021. As a result, North Carolina and Florida agencies were able to submit pre-claim review requests for billing periods beginning August 31, 2020. Cycle 1 of the RCD in Texas ended on September 30, 2020, and we achieved an affirmation rate greater than 90%. Effective September 1, 2021, CMS ended its phased-in approach to participation in the RCD in Florida and North Carolina and fully implemented the RCD in those states.
We operate agencies (representing approximately 42% of our home health Medicare claims) in the five RCD states. We expect this demonstration project will require us to incur additional administrative and staffing costs and may impact the timeliness of claims payments given that Medicare Administrative Contractors in Illinois in a prior version of the project had difficulty processing pre-claim reviews on a timely basis. Accordingly, we may experience temporary decreases in Net service revenue and in cash flow, or we may incur costs associated with patient care for which the Medicare claim is subsequently denied, which could have an adverse effect on our financial position, results of operations, and liquidity.
As discussed above, MedPAC makes healthcare policy recommendations to Congress and provides comments to CMS on Medicare payment-related issues. Congress is not obligated to adopt MedPAC’s recommendations, and, based on outcomes in previous years, there can be no assurance Congress will adopt any given MedPAC recommendation. For example, in March and June 2021, MedPAC issued reports to Congress again recommending several possible changes, which MedPAC has advocated previously, that could negatively impact home health and hospice reimbursements.
We cannot predict what legislative or regulatory reforms or changes, if any, will ultimately be enacted, or the timing or effect any of those changes or reforms will have on us. If enacted, they may be challenging for all providers, and have the effect of limiting Medicare beneficiaries’ access to healthcare services, and could have a material adverse impact on our Net service revenue, financial position, results of operations, and cash flows. For additional discussion of healthcare reform and other factors affecting reimbursement for our services, see “Business—Regulation” and “Business—Sources of Revenue—Medicare Reimbursement” elsewhere in this information statement.
Compliance with the extensive laws and government regulations applicable to healthcare providers requires substantial time, effort and expense, and if we fail to comply with them, we could suffer penalties or be required to make significant changes to our operations.
Healthcare providers are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:
•	licensure, certification, enrollments, and accreditation;
•	policies, either at the national or local level, delineating what conditions must be met to qualify for reimbursement under Medicare (also referred to as coverage requirements);
•	coding and billing for services;
•	relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws;
•	quality of medical care;
•	use and maintenance of medical supplies and equipment;
•	maintenance, security and privacy of patient information and medical records;
•	minimum staffing;
•	acquisition and dispensing of pharmaceuticals and controlled substances; and
•	disposal of medical and hazardous waste.
In the future, changes in these laws or regulations or the manner in which they are enforced could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements, as well as the way in which we deliver home health and hospice services. Those changes could also affect reimbursements as well as future compliance, training, and staffing costs. For example, the Consolidated Appropriations Act, 2021 (the “2021 Budget Act”) creates a new Medicare survey program for hospice agencies which will require a survey at least once every three years. Hospice agencies that are found to be out of compliance could be subjected to new civil monetary penalties that accrue according to days out of compliance, as well as other forms of corrective action.
Examples of regulatory changes that can affect our business, beyond direct changes to Medicare reimbursement rates, can be found from time to time in CMS’s annual rulemaking. For example, to implement the Bipartisan Budget Act of 2018, the final rule for the 2019 Hospice-PS amended the hospice regulations to permit physician assistants to serve as “attending physicians” for patients in addition to physicians and nurse practitioners.
Of note, the HHS-OIG periodically updates a work plan that identifies areas of compliance focus. In January 2020, the HHS-OIG announced an active work plan to focus on incentives under the inpatient rehabilitation facility prospective payment system to discharge patients prematurely to home health agencies and appropriate documentation to support claims by home health and hospice agencies, which was issued in December 2021. In the report, HHS-OIG concluded that Medicare could have saved $993 million in 2017 and 2018 if it had implemented an inpatient rehabilitation facility transfer payment policy for early discharges to home health agencies. In July 2020, the HHS-OIG issued an audit report concluding that a significant number of home health claims for episodes of care slightly above the Low Utilization Payment Adjustment threshold (four visits per payment episode) because Medicare Administrative Contractors failed to adequately audit home health claims with between five and seven visits per payment episode. The HHS-OIG directed MACs to target this category of claims for additional review. In September 2020, the HHS-OIG announced an active work plan to focus on infection control at home health agencies during the COVID-19 pandemic, partially issued in 2021 with an additional report expected in 2022. In January 2021, the HHS-OIG announced an audit to evaluate home health services provided by agencies during the COVID-19 public health emergency to determine which types of skilled services were furnished via telehealth, and whether those services were administered and billed in accordance with Medicare requirements. Another active work plan provides that the HHS-OIG will determine if hospice patients are receiving the required visits by registered nurses.
Because Medicare comprises a significant portion of our Net service revenue, failure to comply with the laws and regulations governing the Medicare program and related matters, including anti-kickback and anti-fraud requirements, could materially and adversely affect us. As discussed above in connection with the 2010 Healthcare Reform Laws, the federal government has in the last couple of years made compliance enforcement and fighting healthcare fraud top priorities. In the past few years, DOJ and HHS as well as federal lawmakers have significantly increased efforts to ensure strict compliance with various reimbursement-related regulations as well as combat healthcare fraud. DOJ has pursued and recovered record amounts based on alleged healthcare fraud. The increased enforcement efforts have frequently included aggressive arguments and interpretations of laws and regulations that pose risks for all providers. For example, the federal government has increasingly asserted that incidents of erroneous billing or record keeping may represent violations of the FCA. Human error and oversight in record keeping and documentation, particularly where those activities are the responsibility of non-employees, are always a risk in business, and healthcare providers and independent physicians are no different. Additionally, the federal government has been willing to challenge the medical judgment of independent physicians in determining issues such as the medical necessity of a given treatment plan.
Settlements of alleged violations or imposed reductions in reimbursements, substantial damages and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows. Even the assertion of a violation, depending on its nature, could have a material adverse effect upon our stock price or reputation and could cost us significant time and expense to defend.
The use of sub-regulatory guidance, statistical sampling, and extrapolation by CMS, Medicare contractors, HHS-OIG, and DOJ to deny claims, expand enforcement claims, and advocate for changes in reimbursement policy increases the risk that we could experience reduced revenue, suffer penalties, or be required to make significant changes to our operations.
Because Medicare comprises a significant portion of our Net service revenue, failure to comply with the laws and regulations governing the Medicare program and related matters, including anti-kickback and anti-fraud requirements, could materially and adversely affect us. Our ability to operate in a compliant manner impacts the claims denials, compliance enforcement, and regulatory processes discussed in other risks above. The federal government’s reliance on sub-regulatory guidance, such as handbooks, FAQs, internal memoranda, and press releases, presents a unique challenge to compliance efforts. Such sub regulatory guidance purports to explain validly promulgated regulations but often expands or supplements existing regulations without constitutionally and statutorily required notice and comment and other procedural protections. Without procedural protections, sub-regulatory guidance poses a risk above and beyond reasonable efforts to follow validly promulgated regulations, particularly when the agency or MAC seeking to enforce such sub-regulatory guidance is not the agency or MAC issuing the guidance and therefore not as familiar with the substance and nature of the underlying regulations or even clinical issues involved.
On August 6, 2020, CMS issued a proposed rule invoking a rarely used retroactive-rulemaking authority to support CMS’s application of a Medicare payment methodology that the U.S. Supreme Court found to be procedurally improper in Azar v. Allina Health Services in 2019. CMS’s invocation of its retroactive-rulemaking authority in response to this Supreme Court decision is an unfavorable precedent for providers because it demonstrates a willingness by CMS to revive adverse reimbursement actions after those actions are deemed deficient on administrative procedural grounds.
Additionally, the federal government is increasingly turning to statistical sampling and extrapolation to expand claims denials and enforcement efforts and advocate for changes in reimbursement policy. Through sampling and extrapolation, the government takes a review of a small number of reimbursement claims and generalizes the results of that review to a much broader universe of claims, which can result in significant increases in the aggregate number and value of claims at issue. Increasing use of extrapolation can be found in payment review audits, such as those conducted by RACs and UPICs. In addition to payment reviews, government agencies may allege compliance violations, including submission of false claims, based on sampling and extrapolation and seek to change reimbursement policy. Notwithstanding the technical statistical flaws that can arise in sampling small groups of claims and the extremely problematic nature of extrapolation in the context of individualized decisions of medical judgment as some courts have noted, sampling and extrapolation pose a growing risk to healthcare providers in the form of more significant claims of overpayments and increased legal costs to defend against these problematic regulatory practices. In a recent federal court case, the United States Court of Appeals for the Fifth Circuit ruled in favor of CMS and affirmed the application of extrapolation errors identified in a sample of claims to support larger claims for overpayment. Any associated loss of revenue or increased legal costs could materially and adversely affect our financial position, results of operations, and cash flows.
Efforts to comply with regulatory mandates to increase the use of electronic health data and health system interoperability may lead to enforcement and negative publicity which could adversely affect our business.
For many years, a primary focus of the healthcare industry has been to increase the use of electronic health records (“EHR”) and the sharing of the health data among providers, payors and other members of the industry. The federal government has been a significant driver of that initiative through rules and regulations. In 2009, as part of the Health Information Technology for Economic and Clinical Health (“HITECH”) Act, the federal government set aside $27 billion of incentives for hospitals and providers to adopt EHR systems. In 2020, CMS and HHS’s Office of the National Coordinator for Health IT (“ONC”) finalized policy changes implementing interoperability, information blocking, and patient access provisions of the 21st Century Cures Act and supporting the MyHealthEData initiative, designed to allow patients to access their health claims information electronically through the application of their choosing. The companion rules will transform the way in which healthcare providers, health information technology developers, health information exchanges/health information networks (“HIEs/HINs”), and health plans share patient information. For example, the ONC rule prohibits healthcare providers, health IT developers, and HIEs/HINs from engaging in practices that are likely to interfere with, prevent, materially discourage, or otherwise inhibit the access, exchange or use of electronic health information, also known as “information blocking.” The ONC rule also requires regulated actors to respond to requests for electronic health information in the content and manner requested, with some exceptions. Enforcement of ONC’s and CMS’s new health information access, exchange, and use standards promulgated in the 2020 rules began in 2021, and noncompliance can result in civil monetary penalties, exclusion from participation in federal healthcare programs and other appropriate “disincentives” that have not yet been identified by the agencies. The HHS Office of Civil Rights (“HHS-OCR”) patient right of access initiative, which began in late 2019 and has similar objectives to the new ONC initiative, such as promoting and enforcing patient access to health information, has led to 25 settlements of enforcement actions to date.

The goals of increased use of electronic health data and interoperability are improved quality of care and lower healthcare costs generally. However, increased use of electronic health data and interoperability inherently magnifies the risk of security breaches involving that data and information systems used to share it, which risk is discussed below. Additionally, interoperability and the sharing of health information have received increasingly negative publicity. There is at least one well publicized instance where organizations received significant negative publicity for sharing health data despite having appeared to comply in all respects with privacy law. There can be no assurance that our efforts to improve the care we deliver and to comply with the law through increasing use of electronic data and system interoperability will not receive negative publicity that may materially and adversely affect our ability to get patient referrals or enter into joint ventures with other providers or may lead to greater regulatory scrutiny. Negative publicity may also lead to federal or state regulation that conflicts with current federal policy and interferes with the healthcare industry’s efforts to improve care and reduce costs through use of electronic data and interoperability.
If any of our home health or hospice agencies fail to comply with the Medicare enrollment requirements or conditions of participation, that agency could be terminated from the Medicare program.
Each of our home health and hospice agencies must comply with extensive enrollment requirements and conditions of participation for the Medicare program. If any of our agencies fail to meet any of the Medicare enrollment requirements or conditions of participation, we may receive a notice of deficiency from the applicable survey agency or contractor, as applicable. If that agency then fails to institute an acceptable plan of correction and correct the deficiency within the applicable correction period, it could lose the ability to bill Medicare. An agency could be terminated from the Medicare program if it fails to address the deficiency within the applicable correction period. If CMS terminates one agency, it may increase its scrutiny of others under common control.
On September 5, 2019, CMS released a final rule that will implement over a period of time additional provider enrollment provisions and create several new revocation and denial authorities in an attempt to bolster CMS’s efforts to prevent waste, fraud and abuse. A few provisions of this new rule could significantly increase the complexity of filing enrollment applications for all of our provider entities, including increased burden related to tracking and identifying required reporting data from our joint venture partners. This rule requires Medicare and Medicaid providers and suppliers to disclose any current or previous (in the last five years), direct or indirect affiliation with a provider or supplier that has ever had a disclosable event. A disclosable event is any uncollected debt to Medicare or Medicaid, payment suspension under a federal healthcare program, denial, revocation or termination of enrollment (even if it is under appeal), or exclusion by the HHS-OIG from participation in a federal healthcare program. The rule also broadens the definition of an affiliation, including many indirect ownership or control situations such as ownership interests in a publicly traded company. If CMS determines an affiliation with a disclosable event poses an undue risk of fraud, waste or abuse, then the provider reporting that affiliation may be subject to exclusion from Medicare. Currently, information regarding uncollected debt, payment suspensions and enrollment actions are not generally available, so obtaining such information on affiliates could prove difficult or impossible in some situations. CMS intends to issue further guidance on the level of effort it expects providers to undertake to uncover information on their affiliates.
Under this new rule, CMS may revoke a provider’s Medicare enrollment, including all of the provider’s locations, if the provider bills for services performed at or items furnished from one location that it knew or should have known did not comply with Medicare enrollment requirements, including making the disclosures discussed above. CMS has the ability to prevent applicants from enrolling in the program for up to three years if a provider is found to have submitted false or misleading information in its initial enrollment application. Additionally, CMS can now block providers and suppliers who are revoked from re-entering the Medicare program for up to ten years. CMS may also revoke a provider’s enrollment if it fails to report on a timely basis any change in ownership or control, revocation or suspension of a federal or state license or certification, or any other change in its enrollment data.
Any termination of one or more of our agencies from the Medicare program for failure to satisfy the enrollment requirements or conditions of participation could materially adversely affect our business, financial position, results of operations, and cash flows.

If we are found to have violated applicable privacy and security laws and regulations, or our contractual obligations, we could be subject to sanctions, fines, damages and other additional civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial position, results of operation and liquidity.
There are a number of federal and state laws, rules and regulations, as well as contractual obligations, relating to the protection, collection, storage, use, retention, security, disclosure, transfer and other processing of confidential, sensitive and personal information, including certain patient health information, such as patient records. Existing laws and regulations are constantly evolving, and new laws and regulations that apply to our business are being introduced at every level of government in the United States. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, our affiliates and other parties with whom we conduct business. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business. We monitor legal developments in data privacy and security regulations at the local, state and federal level, however, the regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.
The management of protected health information (“PHI”) is subject to several regulations at the federal level, including the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and the HITECH Act. The HIPAA privacy and security regulations protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend, and seek accounting of their own health information, and limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. The HITECH Act strengthened HIPAA enforcement provisions and authorized state attorneys general to bring civil actions for HIPAA violations. It also permits HHS to conduct audits of HIPAA compliance and impose significant civil monetary penalties even if we did not know and could not reasonably have known about a violation. This reporting obligation supplements state laws that also may require notification in the event of a breach of personal information. If we are found to have violated the HIPAA privacy or security regulations or other federal or state laws protecting the confidentiality of patient health or personal information, including but not limited to the HITECH Act, we could be subject to litigation, sanctions, fines, damages and other additional civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial position, results of operations and liquidity.
Numerous other federal and state laws protect the confidentiality, privacy, availability, integrity and security of PHI. For example, various states, such as California, Colorado, Connecticut, Massachusetts, and Virginia have implemented privacy laws and regulations that impose restrictive requirements regulating the use and disclosure of personally identifiable information, including PHI, and many other states have proposed similar laws and regulations. These laws in many cases are more restrictive than, and may not be preempted by, the HIPAA rules, apply to employees as well as patients, and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues and potentially exposing us to additional expense, adverse publicity and liability. We also expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. The U.S. Congress has considered, but not yet passed, several comprehensive federal data privacy bills over the past few years, such as the CONSENT Act, which was intended to be similar to the landmark 2018 European Union General Data Protection Regulation. We expect federal data privacy laws to continue to evolve.
At the state and local level, there is increased focus on regulating the collection, storage, use, retention, security, disclosure, transfer and other processing of confidential, sensitive and personal information. In recent years, we have seen significant changes to data privacy regulations across the United States. New legislation proposed or enacted will continue to shape the data privacy environment. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which significantly complicates compliance efforts.
In addition, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements.
We also may be contractually required to notify patients or other counterparties of a security breach. Although we have contractual protections with many of our service providers, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards.
Complying with these various laws, rules, regulations and standards, and with any new laws or regulations or changes to existing laws, could cause us to incur substantial costs that are likely to increase over time, require us to change our business practices in a manner adverse to our business, divert resources from other initiatives and projects, and restrict the way products and services involving data are offered, all of which may have a material adverse effect on our business. However, in the future we may be unable to make such changes and modifications to our business practices in a commercially reasonable manner, or at all. Given the rapid development of cybersecurity and data privacy laws, we expect to encounter inconsistent interpretation and enforcement of these laws and regulations, as well as frequent changes to these laws and regulations which may expose us to significant penalties or liability for noncompliance, the possibility of fines, lawsuits (including class action privacy litigation), regulatory investigations, criminal or civil sanctions, audits, adverse media coverage, public censure, other claims, significant costs for remediation and damage to our reputation, or otherwise have a material adverse effect on our business and operations. Any allegations of a failure to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, damage our relationships with patients and have a material adverse effect on our business.
We make public statements about our use and disclosure of personal information through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation about patient privacy, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Moreover, from time to time, concerns may be expressed about whether our products and services compromise the privacy of patients and others. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our businesses, discourage potential patients from our products and services and have a material adverse effect on our business.
We are subject to federal, state and local laws and regulations that govern our employment practices, including minimum wage, overtime, living wage, and paid-time-off requirements. Failure to comply with these laws and regulations, or changes to these laws and regulations that increase our employment-related expenses, could adversely impact our operations.
We are required to comply with all applicable federal, state and local laws and regulations relating to employment, including occupational safety and health requirements, wage and hour, overtime and other compensation requirements, employee benefits and other leave and sick pay requirements, proper classification of workers as employee or independent contractors, and immigration and equal employment opportunity laws, among others. These laws and regulations can vary significantly among jurisdictions, can change, and can be highly technical. Costs and expenses related to these requirements are a significant operating expense and may increase as laws and regulations change. Any failure to comply with these requirements can result in significant penalties or litigation exposure and could have a material adverse effect on our business.
Federal regulation may impair our ability to consummate acquisitions or open new agencies.
Changes in federal laws or regulations may materially adversely impact our ability to acquire home health agencies or open de novo home health agencies. For example, CMS has adopted a regulation known as the “36 Month Rule” that is applicable to home health agency acquisitions. Subject to certain exceptions, the 36 Month

Rule prohibits buyers of certain home health agencies—those that either enrolled in Medicare or underwent a change in ownership fewer than 36 months prior to the acquisitions—from assuming the Medicare billing privileges of the acquired agency. Instead, the acquired home health agencies must enroll as new providers with Medicare. As a result, the 36 Month Rule may further increase competition for acquisition targets that are not subject to the rule and may cause significant Medicare billing delays for the purchases of home health agencies that are subject to the rule.
Other Operational and Financial Risks
The proper function, availability, and security of our information systems are critical to our business and failure to maintain proper function, availability, or security of our information systems or protect our data against unauthorized access could have a material adverse effect on our business, financial position, results of operations, and cash flows.
We are and will remain dependent on the proper function, availability and security of our and third-party information systems, including our electronic clinical information system. We undertake measures to protect the safety and security of our information systems and the data maintained within those systems, and we periodically test the adequacy of our security and disaster recovery measures. We have implemented administrative, technical and physical controls on our systems and devices in an attempt to prevent unauthorized access to that data, which includes patient information subject to the protections of HIPAA and the HITECH Act and other sensitive information. For additional discussion of these laws, see “Business—Regulation” elsewhere in this information statement.
We expend significant capital to protect against the threat of security breaches, including cyber-attacks, email phishing schemes, malware and ransomware. Substantial additional expenditures may be required to respond to and remediate any problems caused by breaches, including the unauthorized access to or theft of patient data and protected health information stored in our information systems and the introduction of computer malware or ransomware to our systems. We also provide our employees annual training and regular reminders on important measures they can take to prevent breaches and other cyber threats, including phishing schemes. We routinely identify attempts to gain unauthorized access to our systems. However, given the rapidly evolving nature and proliferation of cyber threats, there can be no assurance our training and network security measures or other controls will detect, prevent or remediate security or data breaches in a timely manner or otherwise prevent unauthorized access to, damage to, or interruption of our systems and operations. For example, it has been widely reported that many well-organized international interests, in certain cases with the backing of sovereign governments, are targeting the theft of patient information and the disruption of healthcare services through the use of advanced persistent threats. Similarly, in recent years, several hospitals have reported being victims of ransomware attacks in which they lost access to their systems, including clinical systems, during the course of the attacks. In 2020, one large, national healthcare system reported a ransomware attack that forced its facilities to operate without access to information systems for some time. We are likely to face attempted attacks in the future. Accordingly, we may be vulnerable to losses associated with the improper functioning, breach or unavailability of our and our vendors’ information systems, including systems used in acquired operations, and third-party systems we use.
In December 2020, it was reported that a sophisticated, well-funded state-sponsored threat actor implanted a backdoor security vulnerability in a widely used network monitoring software sold by SolarWinds, which software was then distributed to thousands of customers, including numerous government agencies and companies in the private sector, via an automatic update platform used to push out new software updates. Three of our servers downloaded the compromised software. The vulnerability was designed to enable hackers to install and execute additional malware that could be used to exfiltrate and facilitate remote access to data possessed by these government agencies and companies. The full scope of the security threat and extent of exploitation of the vulnerability is not yet known. Promptly after we learned of the compromised SolarWinds software update, we identified, isolated and remediated the malicious update then reviewed and ensured we were implementing the recommended security practices provided by industry and government experts. We also conducted a forensics investigation using all the indicators of compromise provided by leading security experts. Our forensic analysis to date has discovered no indicators of compromise.
There have been other recent significant incidents of software vendor compromises. Threat actors continue to attempt to exploit commonly used software and services to gain remote access to a large number of their customers’ information systems. For example, in August 2021, Microsoft reported a vulnerability within their email exchange services which attackers can use to remotely bypass the access control list then elevate privileges. In December 2021, vulnerable logging software installed within thousands of applications and services gave threat actors the ability to execute code remotely and gain unrestricted control over the victims’ systems. We conducted forensics investigations on our systems containing these software applications using all the indicators of compromise provided by leading security experts. Our forensic analysis to date has discovered no indicators of compromise.
We continue to monitor each of these situations closely and work with our cyber security vendors, as well as industry and governmental cyber security partners combating this threat. To combat recent cyber security threats, in March 2022 Congress enacted the Bipartisan Cyber Incident Reporting for Critical Infrastructure Act of 2022 (the “Cyber Incident Reporting Act”) which requires critical infrastructure owners and operators—including those in the health care and public health industry—to report substantial cyber incidents to the Department of Homeland Security’s (DHS) Cybersecurity and Infrastructure Security Agency (CISA) within 72 hours and any ransomware payments to malicious cyber actors within 24 hours. As a critical infrastructure owner and operator, we must comply with the Cyber Incident Reporting Act and may be subject to certain penalties for failure to comply with its reporting requirements.
To date, we are not aware of having experienced a material compromise from a cyber breach or attack. However, given the increasing cyber security threats in the healthcare industry, there can be no assurance we will not experience business interruptions; data loss, ransom, misappropriation or corruption; theft or misuse of proprietary data, patient or other personally identifiable information; or litigation, investigation, or regulatory action related to any of those, any of which could have a material adverse effect on our patient care, financial position, and results of operations and harm our business reputation.
A compromise of our network security measures or other controls, or of those businesses or vendors with whom we interact, which results in confidential information being accessed, obtained, damaged or used by unauthorized persons or unavailability of systems necessary to the operation of our business, could impact patient care, harm our reputation, and expose us to significant remedial costs as well as regulatory actions (fines and penalties) and claims from patients, financial institutions, regulatory and law enforcement agencies, and other persons, any of which could have a material adverse effect on our business, financial position, results of operations and cash flows. The nature of our business requires the sharing of protected health information and other sensitive information among employees and healthcare partners, many of whom carry and access portable devices outside of our physical locations, which in turn increases the risk of loss, theft or inadvertent disclosure of that information. Moreover, a security breach, or threat thereof, could require that we expend significant resources to repair or improve our information systems and infrastructure and could distract management and other key personnel from performing their primary operational duties. In the case of a material breach or cyber-attack, the associated expenses and losses may exceed our current insurance coverage for such events. Some adverse consequences may not be insured, such as reputational harm and third-party business interruption. Failure to maintain proper function, security, or availability of our information systems or protect our data against unauthorized access, or the failure of one or more of our key partners, vendors, or other counterparties to do these things, could have a material adverse effect on our business, financial position, results of operations, and cash flows.
We have an agreement to license and support a comprehensive home care management and clinical information system, Homecare Homebase. In addition, we have a number of partners and non-software vendors with whom we share data in order to provide patient care and otherwise operate our business. In fact, federal laws and regulations require interoperability among healthcare entities in many circumstances. Our inability, or the inability of our partners or vendors, to continue to maintain and upgrade information systems, software, and hardware could disrupt or reduce the efficiency of our operations, including affecting patient care. A security breach or other system failure involving Homecare Homebase, our licensed information management system, or another third party with whom we share data or system connectivity could compromise our patient data or proprietary information or disrupt our ability to operate. In addition, costs, unexpected problems, and interruptions associated with the implementation or transition to new systems or technology or with adequate support of those systems or technology across numerous hospitals and agencies could have a material adverse effect on our business, financial position, results of operations, and cash flows.

If we are unable to provide a consistently high quality of care, our business will be adversely impacted.
Providing quality patient care is fundamental to our business. We believe hospitals, physicians and other referral sources refer patients to us in large part because of our reputation for delivering quality care. Clinical quality is becoming increasingly important within our industry. Effective October 2012, Medicare began to impose a financial penalty upon hospitals that have excessive rates of patient readmissions within 30 days from hospital discharge. We believe this regulation provides a competitive advantage to home health providers who can differentiate themselves based upon quality, particularly by achieving low patient acute care hospital readmission rates and by implementing disease management programs designed to be responsive to the needs of patients served by referring hospitals. If we should fail to attain our goals regarding acute care hospital readmission rates and other quality metrics, we expect our ability to generate referrals would be adversely impacted, which could have a material adverse effect upon our business and consolidated financial condition, results of operations and cash flows.
Additionally, Medicare has established consumer-facing websites, Home Health Compare and Hospice Compare, that present data regarding our performance on certain quality measures compared to state and national averages. Failure to achieve or exceed these averages may affect our ability to generate referrals, which could have a material adverse effect upon our business and consolidated financial condition, results of operations and cash flows.
We face intense competition for patients from other healthcare providers.
We operate in the highly competitive and fragmented home health and hospice industries. Our primary competition in home health services comes from a large insurance company, two other large public home health companies, locally owned private home health companies, and acute care hospitals with adjunct home health services and typically varies from market to market. We compete with a variety of companies in both home health and hospice, some of which, including several large public companies, may have greater financial and other resources and may be more established in their respective communities. One public home health company has a strategy that emphasizes joint ventures with acute care hospitals, including a number of joint ventures with large systems, which frequently serve as the referral sources for home health patients in specific markets. Similarly, there is a large insurance company that offers Medicare Advantage coverage and owns a home health business that is the largest provider of Medicare certified skilled home health services. This competitor can designate which home health and hospice agencies are inside or outside of the participating provider networks and can also set reimbursement rates for network participants, which are abilities that we do not have. Other large health insurance companies have publicly announced their intentions to enter the home health business. Additionally, nursing homes compete for referrals in some instances when the patients may be suitable for home-based care.
Competing companies may offer newer or different services from those we offer or have better relationships with referring physicians and may thereby attract patients who are presently, or would be candidates for, receiving our home health or hospice services. The other public companies and the insurance companies have or may obtain significantly greater marketing and financial resources or other advantages of scale than we have or may obtain. Other companies, including hospitals and other healthcare organizations that are not currently providing competing services, may expand their services to include home health, hospice care, or similar services. In several states in which we operate, a majority of the Medicare Advantage patients within the state are insured by two large managed care companies that either currently offer home health services or are actively pursuing the acquisition of a business that offers home health services. The managed care companies have substantial resources and existing relationships with customers which may serve as a large patient base for their current or future home health services. Competition by these managed care companies in home health services may adversely affect our growth strategy of capturing greater Medicare Advantage volumes. In addition, recently, we have seen several companies that have not traditionally been healthcare providers express an interest in home healthcare; some of these companies have substantial resources and could compete with us in the future if their efforts to provide healthcare are successful. In addition to having substantial resources, these companies also have large numbers of customers and employees, which may serve as a large patient base for such companies in the future.
There can be no assurance this competition, or other competition which we may encounter in the future, will not adversely affect our business, financial position, results of operations or cash flows. In addition, from time to time, there are efforts in states with certificate of need (“CON”) laws to weaken those laws, which could potentially increase competition in those states. Conversely, competition and statutory procedural requirements in some CON states may inhibit our ability to expand our operations in those states. For a breakdown of the CON status of the states and territories in which we have operations, see the section titled “Business—Properties” elsewhere in this information statement.
If we are unable to maintain or develop relationships with patient referral sources, our growth and profitability could be adversely affected.
Our success depends in large part on referrals from physicians, hospitals, case managers and other patient referral sources in the communities we serve. By law, referral sources cannot be contractually obligated to refer patients to any specific provider. However, there can be no assurance that individuals will not attempt to steer patients to competing post-acute providers or otherwise limit our access to potential referrals. The establishment of joint ventures or networks between referral sources, such as acute care hospitals, and other post-acute providers may hinder patient referrals to us. The growing emphasis on integrated care delivery across the healthcare continuum increases that risk.
Our growth and profitability depend on our ability to establish and maintain close working relationships with patient referral sources and to increase awareness and acceptance of the benefits of home health and hospice care by our referral sources and their patients. In 2021, we admitted approximately 27,000 patients following their discharge from an Encompass rehabilitation hospital. We cannot provide assurance that we will be able to maintain our existing referral source relationships, including with Encompass, or that we will be able to develop and maintain new relationships in existing or new markets. Some of our business practices related to care coordination and transitions of care from Encompass will have to change following the separation. Our loss of, or failure to maintain, existing relationships or our failure to develop new relationships could adversely affect our ability to grow our business and operate profitably.
We may have difficulty completing investments and transactions that increase our capacity consistent with our growth strategy.
We selectively pursue strategic acquisitions of, and in some instances joint ventures with, other healthcare providers. We may face limitations on our ability to identify sufficient acquisition or other development targets and to complete those transactions to meet goals. In the home health industry, there is significant competition among acquirors attempting to secure the acquisition of companies that have a large number of locations. Our large home health competitors may have the ability to outbid us for acquisitions. In many states, the need to obtain governmental approvals, such as a CON or an approval of a change in ownership, may represent a significant obstacle to completing transactions. Additionally, in states with CON laws, it is not unusual for third-party providers to challenge the initial awards of CONs or the expansion of the area served, and the adjudication of those challenges and related appeals may take many years. These factors and others may delay, or increase the cost to us associated with, any acquisition or de novo development or prevent us from completing one or more acquisitions or de novo developments.
We may make investments or complete transactions that could expose us to unforeseen risks and liabilities.
Investments, acquisitions, joint ventures or other development opportunities identified and completed may involve material cash expenditures, debt incurrence, operating losses, amortization of certain intangible assets of acquired companies, issuances of equity securities, liabilities and expenses, some of which are unforeseen, that could materially and adversely affect our business, financial position, results of operations and liquidity. Acquisitions, investments and joint ventures involve numerous risks, including:
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limitations, including state CONs as well as anti-trust, Medicare and other regulatory approval requirements, on our ability to complete such acquisitions, particularly those involving not for profit providers, on terms, timetables and valuations reasonable to us;

•	limitations in obtaining financing for acquisitions at a cost reasonable to us;
•	difficulties integrating acquired operations, personnel, and information systems, and in realizing projected revenues, efficiencies and cost savings, or returns on invested capital;
•	entry into markets, businesses or services in which we may have little or no experience;

•	diversion of business resources or management’s attention from ongoing business operations; and
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exposure to undisclosed or unforeseen liabilities of acquired operations, including liabilities for failure to comply with healthcare laws and anti-trust considerations in specific markets, successor liability imposed by Medicare, and risks and liabilities related to previously compromised information systems.

We may not be able to successfully integrate acquisitions or realize the anticipated benefits of any acquisitions.
We may undertake strategic acquisitions from time to time. For example, we completed the acquisitions of the home health and hospice business of Camellia Healthcare (“Camellia Healthcare”) and Alacare Home Health and Hospice (“Alacare”) and Frontier Home Health and Hospice (“Frontier”) in 2018, 2019, and 2021, respectively. Prior to consummation of any acquisition, the acquired business will have operated independently of us, with its own procedures, corporate culture, locations, employees and systems. We expect to integrate acquired businesses into our existing business utilizing certain common information systems, operating procedures, administrative functions, financial and internal controls and human resources practices to the extent practicable. There may be substantial difficulties, costs and delays involved in the integration of an acquired business with our business. Additionally, an acquisition could cause disruption to our business and operations and our relationships with customers, employees and other parties. In some cases, the acquired business has itself grown through acquisitions, and there may be legacy systems, operating policies and procedures, and financial and administrative practices yet to be fully integrated. To the extent we are attempting to integrate multiple businesses at the same time, we may not be able to do so as efficiently or effectively as we initially anticipate. The failure to successfully integrate on a timely basis any acquired business with our existing business could have an adverse effect on our business, financial position, results of operations and cash flows.
We anticipate our acquisitions will result in benefits including, among other things, increased revenues. However, acquired businesses may not contribute to our revenues or earnings to the extent anticipated, and any synergies we expect may not be realized after the acquisitions have been completed. If the acquired businesses underperform and any underperformance is other than temporary, we may be required to take an impairment charge. Failure to achieve the anticipated benefits could result in the diversion of management’s time and energy and could have an adverse effect on our business, financial position, results of operations, and cash flows.
Our business depends on the ability of our employees to travel via fleet vehicles or their personal vehicles, and our business operations may be impacted by rising costs of fuel and access to fleet vehicles.
To provide home health and hospice services, our employees must travel to our patients. Our employees either drive vehicles from our company fleet or use their personal vehicles. For the company fleet vehicles, we reimburse our employees’ out-of-pocket expenses, including fuel cost, and we reimburse our employees using their personal vehicles for mileage pursuant to an established reimbursement methodology. The recent significant rise in fuel prices has increased, and likely will continue to increase, the amounts we reimburse to our employees for travel as well as the associated cost per visit. Additionally, recent supply chain issues may impact the number of fleet vehicles available for use by our employees. Our ability to timely obtain replacement or purchase new vehicles has been hindered by recent supply chain issues and may in the future prevent us from providing fleet cars for eligible employees who have extensive travel needs.
If the costs associated with fuel, repair expenses, and new fleet vehicles continue to rise, our future operations and financial results may be adversely affected, and our profits and profit margins will likely be reduced. Moreover, our competitors may provide higher mileage reimbursement rates than we are able to provide, which may result in increased employee turnover. If we are not able to provide fleet vehicles to eligible employees who would prefer not to use their own vehicles, we may not be able to recruit or retain those employees. Increased turnover could increase our staffing costs and reduce profitability of our overall business.
Competition for staffing, shortages of qualified personnel, union activity or other factors may increase our staffing costs and reduce profitability.
Our operations are dependent on the efforts, abilities and experience of our medical personnel, such as physical therapists, occupational therapists, speech pathologists, nurses and other healthcare professionals. We compete with other healthcare providers in recruiting and retaining qualified personnel responsible for the daily operations of each of our locations. Our ability to attract and retain qualified personnel depends on several factors, including our ability to provide competitive wages and benefits. In some markets, the lack of availability of medical personnel is a significant operating issue facing all healthcare providers, including us. This issue may be exacerbated if immigration is more limited in the future. As discussed below in “—Novel Coronavirus Disease 2019 (“COVID-19”) Pandemic Risks,” the pandemic has significantly affected the availability of clinical staff. A shortage may require us to continue to enhance wages and benefits to recruit and retain qualified personnel or to contract for more expensive temporary personnel. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. Our failure to recruit and retain qualified medical personnel could cause the quality of our services to decline or our ability to grow may be constrained.
If our staffing costs increase, we may not experience reimbursement rate or pricing increases to offset these additional costs. Because a significant percentage of our revenues consists of fixed, prospective payments, our ability to pass along increased staffing costs is limited. In particular, if staffing costs rise at an annual rate greater than our net annual market basket update from Medicare, as is expected to happen in 2022, or we experience a significant shift in our payor mix to lower rate payors such as Medicaid, our results of operations and cash flows will be adversely affected. Conversely, decreases in reimbursement revenues, such as with sequestration and PDGM reimbursement rate reductions, may limit our ability to increase compensation or benefits to the extent necessary to retain key employees, in turn increasing our turnover and associated costs. Union activity is another factor that may contribute to increased staffing costs. We currently have no union employees, so an increase in labor union activity, or our entry into geographic areas where health care providers historically have been unionized, could have a significant impact on our staffing costs. Our failure to control our staffing costs could have a material adverse effect on our business, financial position, results of operations and cash flows.
We are a defendant in various lawsuits and may be subject to liability under qui tam cases, the outcome of which could have a material adverse effect on us.
We operate in a highly regulated industry in which healthcare providers are routinely subject to litigation. As a result, various lawsuits, claims, and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. We are a defendant in a number of lawsuits, most of which are general and professional liability matters inherent in treating patients with medical conditions.
Substantial damages, fines or other remedies assessed against us or agreed to in settlements could have a material adverse effect on our business, financial position, results of operations and cash flows, including indirectly as a result of covenant defaults under our debt instruments or other claims such as those in securities actions. Additionally, the costs of defending litigation and investigations, even if frivolous or nonmeritorious, could be significant.
The FCA allows private citizens, called “relators,” to institute civil proceedings on behalf of the United States alleging violations of the FCA. These lawsuits, also known as “whistleblower” or “qui tam” actions, can involve significant monetary damages, fines, attorneys’ fees and the award of bounties to the relators who successfully prosecute or bring these suits to the government. Qui tam cases are sealed at the time of filing, which means knowledge of the information contained in the complaint typically is limited to the relator, the federal government and the presiding court. The defendant in a qui tam action may remain unaware of the existence of a sealed complaint for years. While the complaint is under seal, the government reviews the merits of the case and may conduct a broad investigation and seek discovery from the defendant and other parties before deciding whether to intervene in the case and take the lead on litigating the claims. The court lifts the seal when the government makes its decision on whether to intervene. If the government decides not to intervene, the relator may elect to continue to pursue the lawsuit individually on behalf of the government.
It is possible that other qui tam lawsuits have been filed against us, which suits remain under seal, or that we are unaware of such filings or precluded by existing law or court order from discussing or disclosing the filing of such suits. We may be subject to liability under one or more undisclosed qui tam cases brought pursuant to the FCA.
The healthcare services we provide involve substantial risk of general and professional liability. Our clinicians must frequently assist patients who have difficulty with mobility. Home care services, by their very nature, are provided in an environment that is not in the substantial control of the healthcare provider. On any given day, we have thousands of care providers driving to and from the homes of patients. We cannot predict the impact any claims arising out of the travel, the home visits or the care being provided (regardless of their ultimate outcomes) could have on our business or reputation or on our ability to attract and retain patients and employees. We also cannot predict the adequacy of any reserves for such losses or recoveries from any insurance or re-insurance policies.
Our insurance policies may not cover all losses we may experience, and increases in the cost of insurance coverage could impact our ability to obtain coverage in sufficient amounts or at all.
We are subject to claims and legal actions in the ordinary course of our business. To cover claims that may arise, we maintain commercial insurance in amounts that we believe are appropriate and sufficient for our operations. We maintain claims-made healthcare professional liability and occurrence-based general liability insurance that provides primary limits of $1 million per incident/occurrence and $3 million in annual aggregate amounts. We maintain workers’ compensation insurance that meets state statutory requirements and provides a primary employer liability limit of $1 million to cover claims that may arise in the states in which we operate, excluding Texas. Coverage for workers’ compensation matters within Texas is procured under the nonsubscriber option whereby we retain the first $25,000 of each occurrence with an aggregate policy limit of $25 million. Under our workers’ compensation insurance policies for all other states, Enhabit incurs no deductible. We maintain automobile liability insurance for all owned, hired and non-owned autos with a primary limit of $1 million.
While we believe our insurance policies and coverage are adequate for a business enterprise of our type, we cannot guarantee that our insurance coverage is sufficient to cover all future claims or that it will continue to be available in adequate amounts or at a reasonable cost. Also, these policies may not cover all risks that our business may face.
The cost and availability of insurance coverage has varied widely in recent years. Changes in the number of our liability claims and the cost to resolve them can impact the expense of maintaining such coverage. A significant increase in the cost of obtaining insurance with adequate coverage or in an adequate amount could have a material impact on our financial position and results of operations.
We may incur additional indebtedness in the future, and that debt or the associated increased leverage may have negative consequences for our business. The restrictive covenants included in the terms of our indebtedness could affect our ability to execute aspects of our business plan successfully.
In connection with the separation, we entered into a $400 million term loan A facility and a $350 million revolving credit facility. Subject to specified limitations, the credit agreement governing this indebtedness will permit us and our subsidiaries to incur material additional debt. If new debt is added to the indebtedness incurred in connection with the separation, the risks described here could intensify.
Our indebtedness could have important consequences, including:
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limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy and other general corporate purposes;

•
making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions;

•	placing us at a competitive disadvantage compared with competing providers that have less debt; and
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exposing us to risks inherent in interest rate fluctuations for outstanding amounts under our credit facility, which could result in higher interest expense in the event of increases in interest rates, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this information statement.

We are subject to contingent liabilities, prevailing economic conditions, and financial, business and other factors beyond our control. Although we expect to make scheduled interest payments and principal reductions, we cannot provide assurance that changes in our business or other factors will not occur that may have the effect of preventing us from satisfying obligations under our credit agreement or other future debt instruments. If we are unable to generate sufficient cash flow from operations in the future to service our debt and meet our other needs or have an unanticipated cash payment obligation, we may have to refinance all or a portion of our debt, obtain additional financing or reduce expenditures or sell assets we deem necessary to our business. We cannot provide assurance these measures would be possible or any additional financing could be obtained.
In addition, the terms of our credit agreement impose, and our future debt instruments may impose, restrictions on us and our subsidiaries, including restrictions on our ability to, among other things, pay dividends on or repurchase our capital stock, engage in transactions with affiliates, or incur or guarantee indebtedness. These covenants could also adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. For additional discussion of our indebtedness, see the “Post Separation Liquidity and Capital Resources” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section elsewhere in this information statement, and Note 9, Long-term Debt, to the accompanying consolidated financial statements.
In addition, the credit agreement will require us to maintain specified financial ratios and satisfy certain financial condition tests. See the “Post Separation Liquidity and Capital Resources” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section elsewhere in this information statement, and Note 9, Long-term Debt, to the accompanying consolidated financial statements. We cannot provide assurance that we will be able to maintain compliance with such financial ratios and financial condition tests. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. A severe downturn in earnings, failure to realize anticipated earnings from acquisitions, or, if we have outstanding borrowings under our credit facility at the time, a rapid increase in interest rates could impair our ability to comply with those financial ratios and financial condition tests and we may need to obtain waivers from the required proportion of the lenders to avoid being in default. If we try to obtain a waiver or other relief from the required lenders, we may not be able to obtain it or such relief might have a material cost to us or be on terms less favorable than those in our existing debt. If a default occurs, the lenders could exercise their rights, including declaring all the funds borrowed (together with accrued and unpaid interest) to be immediately due and payable, terminating their commitments or instituting foreclosure proceedings against our assets, which, in turn, could cause the default and acceleration of the maturity of our other indebtedness. A breach of any other restrictive covenants contained in our credit agreement would also (after giving effect to applicable grace periods, if any) result in an event of default with the same outcome.
We may be more vulnerable to the effects of a public health catastrophe than other businesses due to the nature of our patients, and a regional or global socio-political or other catastrophic event could severely disrupt our business.
We believe the majority of our patients are individuals with complex medical challenges, many of whom may be more vulnerable than the general public during a pandemic or other public health catastrophe. Our employees are also at greater risk of contracting contagious diseases due to their increased exposure to vulnerable patients. For example, if another pandemic were to occur, we could suffer significant losses to our consumer population or a reduction in the availability of our employees and, at a high cost, be required to hire replacements for affected workers. Enrollment for our services could experience sharp declines if families decide healthcare workers should not be brought into their homes during a health pandemic. Local, regional or national governments might limit or ban public interactions to halt or delay the spread of diseases causing business disruptions and the temporary suspension of our services. Accordingly, certain public health catastrophes could have a material adverse effect on our financial condition and results of operations.
Other unforeseen events, including acts of violence, war, terrorism and other international, regional or local instability or conflicts (including labor issues), embargoes, natural disasters such as earthquakes, whether occurring in the United States or abroad, could restrict or disrupt our operations.

Our ability to develop adjacent service offerings is subject to a number of risks.
Because we have historically focused on the skilled home health and hospice industries, developing adjacent service offerings such as SNF-at-home, palliative care services, care management services, private duty services, and hospital-at-home care involves a number of risks, including reimbursement risks, regulatory risks, and staffing and operational risks, among others. The lack of well-developed regulations for these adjacent services magnifies those risks. Any of these risks could impact our ability to enter these service areas, or the attractiveness of these opportunities for our business. Furthermore, because these are new services that we have not previously provided, we may not be able to do so efficiently or effectively if we do develop these service areas, and such services may not contribute to our revenues or earnings to the extent anticipated. Developing these adjacent service offerings may involve material cash expenditures, debt incurrence, liabilities and expenses, some of which may be unforeseen and could materially and adversely affect our business, financial position, results of operations and liquidity.
Novel Coronavirus Disease 2019 (“COVID-19”) Pandemic Risks
The COVID-19 pandemic (the “pandemic”) has significantly affected, and is expected to continue to significantly affect our operations, business and financial condition, and our liquidity could be negatively impacted, particularly if the provision of healthcare services and the supplies for those services are disrupted for a lengthy period of time.
The pandemic has significantly affected and will continue to significantly affect our agencies, employees, business operations and financial performance, as well as the U.S. economy and financial markets. The pandemic is still rapidly evolving and much of its impact remains unknown and difficult to predict, with the impact on our operations and financial performance being dependent on numerous factors, including: the rate of spread, duration and geographic coverage of the pandemic; the rate and extent to which the virus mutates and the severity of the symptoms of the variants; the status of testing capabilities; the rates of vaccination and therapeutic remedies for COVID-19 and any variant strains; the legal, regulatory and administrative developments related to COVID-19 at federal, state and local levels, such as vaccine mandates, anti-mandate laws and orders, shelter-in-place orders, facility closures and quarantines; and the infectious disease prevention and control efforts of the Company, governments and third parties.
We began experiencing a negative impact from the pandemic on our operations and financial results due to the pandemic in March 2020. The most pronounced negative impacts occurred in the first half of 2020 as a result of the initial wave of COVID-19 and the initial governmental reactions to the pandemic. Since then, our operational and financial performance has improved, but subsequent localized surges in case counts, particularly ones involving new COVID-19 variants, have also had a negative impact on us. The ongoing nature of the pandemic means that new or recurring problems are likely to arise and may have significant negative effects on our business, particularly in specific markets most affected by a new surge.
Legal and Regulatory Environment
Future federal, state or local laws, regulations, orders or other governmental or regulatory actions addressing COVID-19 have, and could in the future, adversely affect our financial condition, results of operations and cash flow, including by exacerbating staffing shortages, increasing staffing and supply costs, reducing patient volumes, and increasing compliance costs and the associated risks of losing a license to operate. CMS imposed a COVID-19 vaccination requirement (the “CMS Vax Mandate”) as a condition of participating in the Medicare and Medicaid programs. The CMS Vax Mandate recognizes potential medical and religious exemptions but does not allow for testing as an alternative for employees that do not get the vaccine. Pursuant to CMS guidance, a healthcare provider must have policies and procedures in place to ensure all employees are vaccinated and 100% of employees must be fully vaccinated or have been granted qualifying exemption on or before the deadline for the provider’s state, the latest of which is March 21, 2022. Compliance with the CMS Vax Mandate will be assessed as part of initial certification, standard recertification or re-accreditation performed by existing surveying agencies and contractors. As is customary in the surveying process, non-compliance does not necessarily lead to termination, and providers will generally be given opportunities to return to compliance. If noncompliance is not resolved in the notice and remediation period, providers may as a final measure be subject to termination of participation from the Medicare and Medicaid programs. Home health and hospice agencies are also subject to civil monetary penalties and claims denials. Some states have adopted more onerous vaccine mandate requirements than CMS. Other states, including Florida and Texas, have promulgated laws and executive orders that purport to prohibit employers from instituting vaccine mandates for employees or to prevent state authorities from aiding in enforcement of federal vaccine mandates. It is unclear how these conflicting anti-mandate laws and orders might impact the administration of the CMS Vax Mandate or employers’ attempts to comply with the CMS Vax Mandate.
State and local executive actions in response to COVID-19, such as limitations on elective procedures, vaccine mandates, shelter-in-place orders, facility closures and quarantines, have in the past, and could in the future, impair our ability to operate or prevent people from seeking care from us. For example, local health departments have restricted our ability to take patients in specific markets for periods of time in reaction to perceived COVID-19 outbreaks. The imposition of a nationwide restriction on travel or other public activities by the federal government could have similar effects in all of our markets.
We may also be subject to lawsuits from patients, employees and others alleging exposure to COVID-19 from our operations. Such actions may involve large damage claims as well as substantial defense costs. Our professional and general liability insurance may not cover all claims against us.
Additionally, the CARES Act, signed into law on March 27, 2020, authorized the cash distribution of relief funds to healthcare providers in response to the pandemic. On April 10, 2020, HHS began distributing CARES Act relief funds, for which we did not apply, to various of our bank accounts. We refused the CARES Act relief funds, and our banks returned all the funds to HHS. The 2021 Budget Act, signed into law on December 27, 2020, provides for additional provider relief funds. We intend to refuse any additional provider relief funds distributed in the future, whether authorized under the CARES Act, the 2021 Budget Act, or the American Rescue Plan Act.
Patient Volumes and Related Risks
For various quarterly periods during the pandemic, we experienced decreased patient volumes in our home health and hospice businesses, when compared to prior year periods. We believe reduced patient volumes resulted, and will continue to result in specific markets, from a number of conditions related to the pandemic negatively affecting the willingness and ability of patients to seek and receive healthcare services, including: reductions in elective procedures by acute-care hospitals and physician practices; capacity and staffing constraints; restrictive governmental measures, such as travel bans, social distancing requirements, quarantines and shelter-in-place orders; and patient and caregiver fear of infection. We also experienced decreases in institutional referrals because of the pandemic.
We believe one of the primary drivers of our reduced volumes is the significant reduction in volumes of elective procedures by acute-care hospitals and physician practices. There is also reason to believe patients, because of fear of infection, have delayed or foregone treatment for conditions, such as stroke and heart attack, that are non-elective in nature. As a reminder, a large number of patients are referred to us following procedures or treatment at acute-care hospitals. Other factors related to the pandemic that have led to decreasing patient volumes include: lower acute-care hospital censuses due to shelter-in-place orders, restrictive visitation policies in place at acute-care hospitals that severely limit access to patients and caregivers by our care transition coordinators, policies in assisted living facilities that limit our staff from visiting patients, and heightened anxiety among patients and their family members regarding the risk of exposure to COVID-19 during acute-care and post-acute care treatment. Significant outbreaks of COVID-19 in our markets, hospitals or large acute-care referral sources could further increase patient anxiety and unwillingness to seek treatment from us or otherwise limit referrals. These factors have contributed, and could in the future contribute, to a decline in new patients and decreases in visits per episode and institutional referrals in our home health segment.
Staffing and Related Risks
Our operations and financial results have been, and may in the future be, adversely affected by staffing shortages and costs. The pandemic and governmental responses to it have created and continue to exacerbate staffing challenges for us and other healthcare providers, including our referral sources. Quarantines and vaccine mandates as well as employee apprehension and stress related to the pandemic have led to staffing shortages which in turn have led to increased staffing costs. We have, and the healthcare industry in general has, experienced staffing shortages at individual hospitals and agencies from time to time. Staffing shortages have limited, and may in the future limit our ability to admit additional patients at a given agency. Shortages in nurse staffing have led to increases in agency nursing and the compensation costs for nursing staff, both agency and employee. The CMS Vax Mandate (as defined below) may lead to the loss of some employees. In addition to staffing shortages, significant outbreaks of COVID-19 or PPE shortages in our markets or hospitals may reduce employee morale or create labor unrest or other workforce disruptions. Staffing shortages or employee relations issues related to COVID-19 may lead to increased compensation expenses and limitations on the ability to admit new patients. We may also experience additional benefit costs related to increased workers’ compensation claims and group health insurance expenses as a result of the pandemic. Additionally, as some employees work from home to comply with COVID-19 mitigation protocols, they will rely on remote access to our information systems to a greater extent than normal, which could increase the likelihood and magnitude of a cyber-attack on our information systems.
Supply Chain
Additionally, we experienced supply chain disruptions as a result of the pandemic, including shortages and delays, and we have experienced, and are likely to continue to experience, significant price increases in equipment, pharmaceuticals and medical supplies, particularly personal protective equipment, or “PPE.” Beginning in March 2020, we experienced increased supply expenses due to higher utilization of PPE and increased purchasing of other medical supplies and cleaning and sanitization materials as well as higher prices for supplies in shortage. Increased supply expenses are likely to continue in 2022. Shortages of essential PPE and pharmaceutical and medical supplies in the future may also limit our ability to admit and treat patients or lead to employee disputes.
Other Factors
The foregoing disruptions to our business as a result of the pandemic have had, and are likely to continue to have, an adverse effect on our business and could have a material adverse effect on our business, results of operations, financial condition and cash flows. Furthermore, assessing the CMS Vax Mandate and numerous other federal, state and local regulatory changes and formulating our responses to those regulatory changes and the effects of the pandemic has required, and will likely continue to require, extensive management involvement and company resources, which may negatively affect our ability to implement our business plan and respond to opportunities and could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Risks Related to the Separation and Distribution
Our rebranding initiative will involve substantial costs and may not be favorably received by our referral sources, business partners, or investors.
Prior to the separation, we have conducted our business under the Encompass brand. In connection with the separation, we will conduct our business under a new brand and are currently in the process of planning our rebranding. We may not improve upon the brand recognition associated with the “Encompass” name that we previously established with referral sources and business partners. In addition, the initiative will involve significant costs and require the dedication of significant time and effort by management and other personnel.
We cannot predict the impact of this rebranding initiative on our business. However, if we fail to establish, maintain and/or enhance brand recognition associated with the “Enhabit” name, it may affect patient referrals, which may adversely affect our ability to generate revenues and could impede our business plan. Additionally, the costs and the dedication of time and effort associated with the rebranding initiative may negatively impact our profitability.
The separation may not be successful.
Upon completion of the distribution, we will be a stand-alone public company. The process of becoming a stand-alone public company may distract our management from focusing on our business and strategic priorities. Further, although we expect to have direct access to the debt and equity capital markets following the separation, we may not be able to issue debt or equity on terms acceptable to us or at all. Moreover, even with equity compensation tied to our business, we may not be able to attract and retain employees as desired. We also may not fully realize the anticipated benefits of being a stand-alone public company if any of the risks identified in this “Risk Factors” section, or other events, were to occur. If we do not realize these anticipated benefits for any reason, then our business may be negatively affected. In addition, the separation could adversely affect our operating results and financial condition.

Following the separation and distribution, our financial profile will change, and we will be a less diversified company than Encompass prior to the separation.
The separation will result in each of Encompass and Enhabit being less diversified companies with more limited businesses concentrated in their respective industries. As a result, our company may be more vulnerable to changing market and regulatory conditions, which could have a material adverse effect on our business, financial condition and results of operations. In addition, the diversification of our revenues, costs, and cash flows will diminish as a standalone company, such that our results of operations, cash flows, working capital, effective tax rate and financing requirements may be subject to increased volatility and our ability to fund capital expenditures and investments, pay dividends and service debt may be diminished. After the separation the regulatory and reimbursement risk for Enhabit will be significantly concentrated in the Medicare home health and hospice rules and regulations. For 2021, Medicare payments under the home health prospective payment system represented approximately 63% of our Net service revenue. A significant change in Medicare regulations governing either home health or hospice could have a material adverse effect on our business, financial condition and results of operations.
The separation and distribution are subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.
Encompass’s separation into two independent, publicly traded companies is complex in nature, and unanticipated developments or changes, including changes in the law, the macroeconomic environment, competitive conditions, regulatory approvals or clearances, the uncertainty of the financial markets and challenges in executing the separation, could delay or prevent the completion of the proposed separation, or cause the separation to occur on terms or conditions that are different or less favorable than expected. Additionally, the Encompass board of directors, in its sole and absolute discretion, may decide not to proceed with the distribution at any time prior to the distribution date.
The process of completing the proposed separation has been and is expected to continue to be time-consuming and involves significant costs and expenses. The separation costs may be significantly higher than what we currently anticipate and may not yield a discernible benefit if the separation is not completed or is not well executed, or the expected benefits of the separation are not realized. Executing the proposed separation will also require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business.
If the distribution does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, we, as well as Encompass and Encompass’s stockholders, could be subject to significant tax liabilities, and, in certain circumstances, we could be required to indemnify Encompass for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.
The distribution will be conditioned upon the receipt of (i) a favorable private letter ruling from the IRS, satisfactory to the Encompass board of directors, regarding the qualification of the distribution as a transaction that is generally tax-free to Encompass and its stockholders pursuant to Section 355 of the Code and certain other U.S. federal income tax matters relating to the separation and distribution and (ii) an opinion of its outside counsel, satisfactory to the Encompass board of directors, regarding the qualification of the distribution as a transaction that is generally tax-free to Encompass and its stockholders pursuant to Section 355 of the Code. The IRS private letter ruling and the opinion of counsel would be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of Encompass and us, including those relating to the past and future conduct of Encompass and us. If any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if Encompass or we breach any of the applicable representations or covenants contained in the separation and distribution agreement and certain other agreements and documents or in any documents relating to the IRS private letter ruling or the opinion of counsel, the IRS private letter ruling or opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding receipt of an IRS private letter ruling, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which such IRS private letter ruling was based are false or have been violated. In addition, the IRS private letter ruling will not address all of the issues that are relevant to determining whether the distribution and certain related transactions qualify as transactions that are generally tax-free for U.S. federal income tax purposes and the opinion of counsel would represent the judgment of such counsel and would not be binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in such opinion. Accordingly, notwithstanding receipt of an IRS private letter ruling and an opinion of counsel, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, we, as well as Encompass and Encompass’s stockholders, could be subject to significant U.S. federal income tax liability and indemnification obligations under the tax matters agreement to be entered into between Encompass and us in connection with the separation. For more information, see “Material U.S. Federal Income Tax Consequences.”
Our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions to operate as a stand-alone company after the expiration of our shared services and other intercompany agreements with Encompass.
As a business segment of Encompass, we relied on administrative and other resources of Encompass, including corporate services related to executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations, to operate our business. In connection with the separation, we will enter into a transition services agreement to retain the ability for specified periods to use certain of these Encompass resources. See the section titled “Certain Relationships and Related Party Transactions—Relationship with Encompass.” These services may not be provided at the same level as when we were a business segment within Encompass, and we may not be able to obtain the same benefits that we received prior to the separation. These services may not be sufficient to meet our needs, and after our agreements with Encompass expire (which will generally occur within 24 months following the distribution), we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have with Encompass. We will need to create our own administrative and other support systems or contract with third parties to replace Encompass’s systems. In addition, we have received informal support from Encompass, which may not be addressed in the agreements we have entered into with Encompass, and the level of this informal support may diminish as we become a more independent company. Any failure or significant downtime in our own administrative systems or in Encompass’s administrative systems during the transitional period could result in unexpected costs, impact our results and/or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis.
Encompass has agreed to indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Encompass’s ability to satisfy its indemnification obligation will not be impaired in the future.
Pursuant to the separation and distribution agreement and certain other agreements with Encompass, from the separation, we will be responsible for the debts, liabilities and other obligations related to Enhabit. Encompass has agreed to indemnify us for certain liabilities. However, third parties could also seek to hold us responsible for any of the liabilities that Encompass has agreed to retain, and there can be no assurance that an indemnity from Encompass will be sufficient to protect us against the full amount of such liabilities, or that Encompass will be able to fully satisfy its indemnification obligations in the future. Even if we ultimately succeed in recovering from Encompass any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our business, financial position, results of operations and cash flows.
Certain contracts that will need to be assigned from Encompass or its affiliates to Enhabit in connection with the separation may require the consent of the counterparty to such an assignment, and failure to obtain these consents could increase Enhabit’s expenses or otherwise reduce Enhabit’s profitability.
The separation and distribution agreement will provide that, in connection with Enhabit’s separation from Encompass, a number of contracts are to be assigned from Encompass or its affiliates to Enhabit or Enhabit’s affiliates. It is possible that some parties may use any consent requirement to seek more favorable contractual terms from Enhabit. If Enhabit is unable to obtain these consents, Enhabit may be unable to obtain some of the benefits and contractual commitments that are intended to be allocated to Enhabit as part of the separation. If Enhabit is unable to obtain these consents, the loss of these contracts could increase Enhabit’s expenses or otherwise reduce Enhabit’s profitability.

Our inability to resolve favorably any disputes that arise between us and Encompass with respect to our past and ongoing relationships may adversely affect our operating results.
Disputes may arise between Encompass and us in a number of areas relating to our ongoing relationships, including:
•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Encompass;
•	employee retention and recruiting;
•	business combinations involving us; and
•	the nature, quality and pricing of services that we and Encompass have agreed to provide each other.
We may not be able to resolve potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.
The agreements we have entered into with Encompass may be amended upon agreement between the parties. While we are controlled by Encompass, we may not have the leverage to negotiate amendments to these agreements if required on terms as favorable to us as those we would negotiate with an unaffiliated third party.
We may not be able to engage in desirable strategic transactions and equity issuances following the distribution because of certain restrictions related to preserving the tax-free treatment of the distribution. In addition, we could be liable for adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions.
Our ability to engage in significant strategic transactions and equity issuances may temporarily be limited or restricted in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the distribution. Even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate level taxable gain to Encompass (and potential liability to us under our agreements with Encompass) under Section 355(e) of the Code if 50% or more, by vote or value, of shares of our stock or Encompass’s stock are acquired or issued as part of a plan or series of related transactions that includes the distribution. The process for determining whether an acquisition or issuance triggering these provisions has occurred is complex and inherently factual. Any acquisitions or issuances of our stock or Encompass stock within the four-year period beginning on the date which is two years before the date of the distribution generally are presumed to be part of such a plan, although we or Encompass, as applicable, may be able to rebut that presumption. Under the tax matters agreement that we will enter into with Encompass, we generally will be responsible for any taxes imposed on Encompass that arise from the failure of the distribution to qualify as tax-free for U.S. federal income tax purposes, within the meaning of Section 355 of the Code, to the extent such failure to so qualify is attributable to actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or covenants made by us in the tax matters agreement.
We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the separation and distribution.
We expect that the agreements related to the separation and distribution, including the separation and distribution agreement, transition services agreement, employee matters agreement, tax matters agreement, and any other agreements, will be negotiated in the context of our separation from Encompass while we are still part of Encompass. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our separation are related to, among other things, allocations of assets, liabilities, rights and indemnifications as well as the terms of ongoing service agreements between the two companies, and we may have received better terms under the agreements related to the separation from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions—Relationship with Encompass” elsewhere in this information statement.

Risks Related to Ownership of Our Common Stock
No market currently exists for our common stock. We cannot assure you that an active trading market will develop and sustain for our common stock after the distribution, and following the distribution, our stock price may fluctuate significantly.
A public market for our shares of common stock does not currently exist. We anticipate that on or about the record date for the distribution, trading in shares of Enhabit common stock will begin on a “when-issued” basis, which will continue through the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for shares of Enhabit common stock after the distribution, nor can we predict the prices at which shares of Enhabit common stock may trade after the distribution. Similarly, we cannot predict the effect of the distribution on the trading prices of shares of Enhabit common stock or whether the combined market value of the shares of Enhabit common stock and Encompass common stock will be less than, equal to or greater than the market value of shares of Encompass common stock prior to the distribution.
The prices at which shares of Enhabit common stock trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. The market price of our common stock will be influenced by many factors, some of which are beyond our control, including those described above in “—Other Operational and Financial Risks” and the following:
•	actual or anticipated fluctuations in our operating results and those of our competitors;
•
publication of research reports about us, our competitors, or our industry, or changes in, or failure to meet, estimates made by securities analysts or ratings agencies of our financial and operating performance, or lack of research reports by industry analysts or ceasing of analyst coverage;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures, capital commitments or other strategic actions;
•	our quarterly or annual earnings, or those of other companies in our industry;
•	general geopolitical, economic and business conditions, conditions in the financial markets and the effects of the COVID-19 pandemic;
•	the public reaction to our press releases, our other public announcements and our filings with the SEC;
•	changes in governmental regulation;
•	risks and changes in conditions or trends related to our business and our industry, including those discussed above;
•	the trading volume of our common stock and future sales of our common stock or other securities;
•	whether, when and in what manner Encompass completes the distribution; and
•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.
In particular, the realization of any of the risks described in these “Risk Factors” could have a material and adverse impact on the market price of our common stock in the future. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.
A significant number of our shares of common stock are or will be eligible for future sale, which may depress the price of our common stock.
Upon completion of the separation and distribution, we will have approximately 49,898,344 shares of common stock outstanding. Virtually all of those shares will be freely tradable without restriction or registration under the Securities Act, except for any shares of common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. We are unable to predict whether large amounts of Enhabit common stock will be sold in the open market following the separation and distribution. We are also unable to predict whether a sufficient number of buyers of Enhabit common stock to meet the demand to sell shares of Enhabit common stock at attractive prices would exist at that time. It is possible that Encompass stockholders will sell the shares of Enhabit common stock they receive in the distribution for various reasons. For example, such stockholders may not believe that our business profile or our level of market capitalization as an independent company fits their investment objectives. The sale of significant amounts of Enhabit common stock or the perception in the market that this will occur may lower the market price of Enhabit common stock.
Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.
We have historically operated our business as a segment of a public company. As a stand-alone public company, we will have additional legal, accounting, insurance, compliance and other expenses that we have not incurred historically. In connection with the separation and distribution, we will become obligated to file with the SEC annual and quarterly reports and other reports that are specified in Section 13 and other sections of the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will become subject to other reporting and corporate governance requirements, including the NYSE corporate governance standards and other rules, policies and procedures, and certain provisions of Sarbanes-Oxley Act of 2002 (“Sarbanes Oxley”) and the regulations promulgated thereunder, which will impose significant compliance obligations upon us.
Sarbanes-Oxley and rules subsequently implemented by the SEC and the NYSE have imposed increased regulation and disclosure and required enhanced corporate governance practices of public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased selling and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could materially adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE. Any such action could harm our reputation and the confidence of investors and customers in our company and could materially adversely affect our business and cause our share price to fall.
Failure to achieve and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could materially adversely affect our business, results of operations, financial condition and stock price.
As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations under Sarbanes-Oxley to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time-consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy. If either we are unable to conclude that we have effective internal control over financial reporting or our independent auditors are unable to provide us with an unqualified report as required by Section 404, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Your percentage ownership in Enhabit may be diluted in the future.
In the future, your percentage ownership in Enhabit may be diluted because of equity awards that Enhabit will be granting to Enhabit’s directors, officers and employees or otherwise as a result of equity issuances for acquisitions or capital market transactions. Enhabit’s employees will have awards in respect of shares of our common stock after the distribution as a result of conversion of their Encompass stock awards to Enhabit stock awards. From time to time, Enhabit will grant additional stock-based awards to its directors, officers and employees after the distribution. Such awards will have a dilutive effect on Enhabit’s earnings per share, which could adversely affect the market price of Enhabit common stock.
In addition, Enhabit’s amended and restated certificate of incorporation will authorize Enhabit to issue, without the approval of Enhabit’s stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Enhabit’s common stock respecting dividends and distributions, as Enhabit’s board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, Enhabit could grant the holders of preferred stock the right to elect some number of Enhabit’s directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that Enhabit could assign to holders of preferred stock could affect the residual value of the common stock. See the section titled “Description of Capital Stock.”
Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of Enhabit, which could decrease the trading price of our common stock.
Our amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:
•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;
•	rules regarding the number of votes of stockholders required to amend certain provisions of our amended and restated certificate of incorporation;
•	the right of our board of directors to issue preferred stock without stockholder approval; and
•	the ability of our directors, and not stockholders, to fill vacancies on our board of directors.
In addition, because we will not elect to be exempt from Section 203 of the Delaware General Corporation Law (the “DGCL”), this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation (an “interested stockholder”) shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which the person became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.
We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make Enhabit immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of Enhabit and its stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.
Our amended and restated bylaws will contain an exclusive forum provision that may discourage lawsuits against us and our directors and officers.
Our amended and restated bylaws will provide that, unless the board of directors otherwise determines, the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Enhabit, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of Enhabit to Enhabit or Enhabit’s stockholders, any action asserting a claim against Enhabit or any director or officer of Enhabit arising pursuant to any provision of the DGCL or Enhabit’s amended and restated certificate of incorporation or bylaws, or any action asserting a claim against Enhabit or any director or officer of Enhabit governed by the internal affairs doctrine.
In addition, our amended and restated bylaws will further provide that, unless the board of directors otherwise determines, the federal district courts of the United States of America shall be the sole and exclusive forum for any action asserting a claim arising under the Securities Act. The exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum provision described above. Our stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.
This exclusive forum provision may limit the ability of Enhabit’s stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Enhabit or Enhabit’s directors or officers, which may discourage such lawsuits against Enhabit and Enhabit’s directors and officers, and such provision may also make it more expensive for Enhabit’s stockholders to bring such claims. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, Enhabit may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect Enhabit’s business, financial condition or results of operations.
Our board of directors will have the ability to issue blank check preferred stock, which may discourage or impede acquisition attempts or other transactions.
Our board of directors will have the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock may impede a business combination by including class voting rights, which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares of preferred stock on its judgment as to our and our stockholders’ best interests. Our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders may believe to be in their best interests or in which stockholders would have received a premium for their stock over the then-prevailing market price of the stock.
General Risk Factors
We are not obligated to, and do not intend to, pay dividends for the foreseeable future.
We are not obligated to pay cash dividends, and we currently intend to retain future earnings to finance the operation and expansion of our business and therefore do not anticipate paying cash dividends on our capital stock in the foreseeable future. Any declaration and amount of any future dividends to holders of our common stock will be at the discretion of our board of directors in accordance with applicable law and after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, cash flows, impact on our effective tax rate, indebtedness, contractual obligations, legal requirements and other factors that our board of directors deems relevant. As a result, we cannot assure you that we will pay dividends at any rate or at all, and you may have to rely on sales of your common stock after price appreciation, which may never occur, as the only way to realize any future gain on your investment.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our operating results do not meet their expectations, our stock price could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.
We could be subject to securities class-action litigation.
In the past, securities class-action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in the price of our common stock, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and results of operations and divert management’s attention and resources from our business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This information statement and other materials Encompass and Enhabit have filed or will file with the SEC (and oral communications that Encompass or Enhabit may make) contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “believe,” “continue,” “could,” “effort,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “intend,” “may,” “objective,” “outlook,” “plan,” “potential,” “predict,” “projection,” “should,” “target,” “trajectory,” “will” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by the company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors (including risks, uncertainties and assumptions) that might cause or contribute to a material difference include, but are not limited to:
•	intense competition among home health and hospice companies;
•	our ability to maintain relationships with existing patient referral sources and to establish relationships with new patient referral sources;
•	our ability to have services funded from third-party payors, including Medicare, Medicaid and private health insurance companies;
•	incidents affecting the proper operation, availability or security of our or our vendors’ or partners’ information systems, including patient information stored there;
•	changes to Medicare or Medicaid reimbursement rates or methods governing Medicare or Medicaid payments, and the implementation of alternative payment models;
•	our limited ability to control reimbursement rates for our services;
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audits of reimbursement claims that may lead to assertions that we have been overpaid or have submitted improper claims, which may require us to incur additional costs to respond to requests for records and defend the validity of payments and claims;

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the effects of, and the cost of compliance with, complex and evolving federal, state, and local laws and regulations regarding healthcare, including those contemplated now and in the future as part of national healthcare reform and deficit reduction (such as the re-basing of payment systems, the introduction of site neutral payments or case-mix weightings across post-acute settings, and other payment system reforms);

•	our ability to successfully select, execute and integrate our acquisitions;
•	our ability to retain the services of key personnel;
•	fluctuations in our results of operations and stock price over time;
•	global economic conditions;
•	changes in tax rates, changes in tax laws or exposure to additional income tax liabilities;
•	additional liabilities for taxes, duties, interest and penalties related to our operations as a result of indirect tax laws in multiple jurisdictions;
•	current and future litigation matters or a failure to comply with current or future laws or regulations;
•	potential strain on our operations and increase in our operating expenses as a result of our expansion of operations and infrastructure;

•	political events, war, terrorism, public health issues, natural disasters, sudden changes in trade and immigration policies, and other circumstances that could materially adversely affect us;
•	the timing of the distribution and whether the distribution will occur at all;
•	our ongoing relationship with Encompass and any related conflicts of interest;
•	failure of the distribution to qualify for tax-free treatment, which may result in significant tax liabilities to Encompass for which we may be required to indemnify Encompass in certain situations;
•	achievement of the expected benefits of the separation;
•	our ability to operate as a stand-alone public company;
•	our ability to meet expectations with respect to payments of dividends and repurchases of our common stock;
•	impacts and lasting effects of the COVID-19 pandemic; and
•	the effect of the separation and distribution on our business.
There can be no assurance that the separation, distribution or any other transaction described above will in fact be consummated in the manner described or at all.
In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this information statement may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. The factors identified above are believed to be important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by us.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. These forward-looking statements speak only as of the date of this information statement. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.
See the section titled “Risk Factors” for a more complete discussion of the risks and uncertainties mentioned above and for discussion of other risks and uncertainties. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this information statement and hereafter in our and Encompass’s other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

THE SEPARATION AND DISTRIBUTION
Overview
On January 19, 2022, Encompass announced its intention to separate into two independent, publicly traded companies. The separation will occur through a pro rata distribution to the Encompass stockholders of 100% of the shares of common stock of Enhabit, which comprises the Enhabit Business.
In connection with the separation and distribution:
•	we expect that Encompass will complete certain internal restructuring transactions that will allocate and align certain assets and liabilities of Encompass and Enhabit to the respective company;
•	on June 1, 2022, Enhabit entered into a $400 million term loan A facility and a $350 million revolving credit facility, as described under “Description of Certain Material Indebtedness;” and
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we expect that using all or a portion of the net proceeds of the borrowings under the new term loan A facility and revolving credit facility prior to the completion of the distribution, Enhabit will transfer approximately $566.5 million of cash to Encompass.

On June 8, 2022, the Encompass board of directors approved the distribution of all of Enhabit’s issued and outstanding shares of common stock on the basis of one share of Enhabit common stock for every two shares of Encompass common stock held as of the close of business on the record date for the distribution. The record date for the distribution is June 24, 2022.
On July 1, 2022, the distribution date, each Encompass stockholder will receive one share of Enhabit common stock for every two shares of Encompass common stock held at the close of business on the record date for the distribution, as described below. Upon completion of the distribution, each Enhabit stockholder as of the record date will continue to own shares of Encompass common stock and will receive a proportionate share of the outstanding common stock of Enhabit to be distributed. You will not be required to make any payment, surrender or exchange your Encompass common stock or take any other action to receive your shares of Enhabit common stock in the distribution. The distribution of Enhabit common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “Conditions to the Distribution.”
Reasons for the Separation
We believe, and Encompass has advised us that it believes, that the separation and distribution will provide a number of benefits to our business and to Encompass’s business. These potential benefits include improving the strategic and operational flexibility of each company, increasing the focus of each management team on its business strategy and operations, allowing each company to adopt a capital structure, acquisition strategy and return of capital policy best suited to its financial profile and business needs, and providing each company with its own equity currency to facilitate acquisitions and to better incentivize management. In addition, once we are a stand-alone publicly traded company, potential investors will be able to invest directly in our common stock.
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Enhanced Management Focus on Core Businesses. The separation will provide each company’s management team with undiluted focus on their unique strategic priorities, target markets and corporate development opportunities. The separation will enable the management teams of each company to set their own strategy for long-term growth and profitability, including implementing development and commercialization strategies specific to each business, pursuing business development opportunities, structuring and restructuring its operations, attracting talent, and investing current earnings to generate organic growth.

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Separate Capital Structures and Allocation of Financial Resources. Each of Encompass and Enhabit has different cash flow structures and capital requirements, with Encompass’s business being far more capital intensive. The separation will permit each company to allocate its financial resources to meet the unique needs of its businesses and intensify the focus on its distinct operating and strategic priorities. The separation will also give each business its own capital structure and allow it to manage capital allocation and adopt distinct capital return strategies. Further, the separation will eliminate internal competition for capital between the two businesses and enable each business to implement a capital structure tailored to its strategy and business needs.

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Improved Alignment of Management Incentives and Performance. The separation will allow each company to more effectively recruit, retain and motivate employees through the use of equity-based compensation that more closely reflects and aligns management and employee incentives with specific business objectives, financial goals and business attributes. To the extent that the separate equity currencies are more attractively valued, this would further benefit Encompass and Enhabit.

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Creation of Independent Equity Currencies and Enhanced Strategic Opportunities. The separation will provide each of Encompass and Enhabit with its own pure-play equity currency that can be used to facilitate capital raising and to pursue accretive M&A opportunities that are more closely aligned with each company’s strategic goals and expected growth opportunities. To the extent that the separate equity currencies are more attractively valued, this would further increase these benefits to Encompass and Enhabit.

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Clear-Cut Investment Identities. The separation will allow investors to more clearly understand the separate business models, financial profiles and investment identities of the two companies and to invest in each based on a better appreciation of these characteristics. Each company is expected to appeal to types of investors who differ from Encompass’s current investors. Following the separation, the separate management teams of each of the two companies are expected to be better positioned to implement goals and evaluate strategic opportunities in light of the expectations of the specific investors in that individual company’s market. To the extent that enhanced investor understanding results in greater investor demand for shares of Encompass stock and/or Enhabit stock, it could cause each company to be valued at multiples higher than Encompass’s current multiple, and higher than its publicly traded peers. Any such increase in the aggregate market value of Encompass and Enhabit following the separation over Encompass’s market value prior to the separation would benefit Encompass, Enhabit, and their respective stakeholders.

The Encompass board of directors also considered a number of potentially negative factors in evaluating the separation, including:
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Risk of Failure to Achieve Anticipated Benefits of the Separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: the separation will demand significant management resources and require significant amounts of management’s time and effort, which may divert management’s attention from operating our business; and following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Encompass because our business will be less diversified than Encompass’s business prior to the completion of the separation and distribution.

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Disruptions and Costs Related to the Separation. The actions required to separate the Enhabit Business from Encompass could disrupt our operations. In addition, we will incur substantial costs in connection with the separation and the transition to being a standalone, public company, which may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to Enhabit, tax costs and costs to separate information systems.

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Loss of Scale and Increased Administrative Costs. Prior to the separation, as part of Encompass, Enhabit takes advantage of Encompass’s size and purchasing power in procuring certain goods and services. After the separation and distribution, as a standalone company, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Encompass obtained prior to completion of the separation and distribution. In addition, as part of Encompass, Enhabit benefits from certain functions performed by Encompass, such as accounting, tax, legal, human resources and other general and administrative functions. After the separation and distribution, Encompass will not perform these functions for us, other than certain functions that will be provided for a limited time pursuant to the transition services agreement, and, because of our smaller scale as a standalone company, our cost of performing such functions could be higher than the amounts reflected in our historical financial statements, which would cause our profitability to decrease.

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Limitations on Strategic Transactions. Under the terms of the tax matters agreement that we will enter into with Encompass, we will be restricted from taking certain actions that could cause the distribution or certain related transactions (or certain transactions undertaken as part of the internal reorganization), in each case, as set forth in the tax matters agreement, to fail to qualify as tax-free under applicable law. The tax matters agreement will contain specific restrictions applicable until the second anniversary of the distribution that may limit our ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of our business.
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Uncertainty Regarding Stock Prices. We cannot predict the effect of the separation on the trading prices of Enhabit or Encompass common stock or know with certainty whether the combined market value of one share of our common stock and two shares of Encompass common stock will be less than, equal to or greater than the market value of two shares of Encompass common stock prior to the distribution.

In determining whether to pursue the separation, the Encompass board of directors concluded that the potential benefits of the separation outweighed the foregoing negative factors. See the section titled “Risk Factors” included elsewhere in this information statement.
When and How You Will Receive the Distribution
With the assistance of Computershare, Encompass expects to distribute Enhabit common stock, on July 1, 2022, the distribution date, to all holders of outstanding Encompass common stock as of the close of business on June 24, 2022, the record date for the distribution. Computershare will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for Enhabit common stock.
If you own Encompass common stock as of the close of business on the record date for the distribution, Enhabit common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, Computershare will then mail you a direct registration account statement that reflects your shares of Enhabit common stock. If you hold your Encompass shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Enhabit shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell Encompass common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Enhabit common stock in the distribution.
Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your Encompass common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Enhabit common stock that have been registered in book-entry form in your name.
Most Encompass stockholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm is said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Encompass common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Enhabit common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.
Transferability of Shares You Receive
Shares of Enhabit common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers or directors. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.
Number of Shares of Enhabit Common Stock You Will Receive
For every two shares of Encompass common stock that you own at the close of business on June 24, 2022, the record date for the distribution, you will receive one share of Enhabit common stock on the distribution date. Encompass will not distribute any fractional shares of Enhabit common stock to its stockholders. Fractional shares that Encompass stockholders would otherwise have been entitled to receive will be aggregated and sold in the open market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise have been entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.
If you hold physical certificates for shares of Encompass common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the net cash proceeds of these sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distribution of the net cash proceeds. If you hold your shares of Encompass common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.
Treatment of Equity-Based Compensation
In connection with the separation and distribution, Encompass equity-based awards that are outstanding immediately prior to the separation and distribution and held by individuals who will serve as employees or non-employee directors of Enhabit following the separation and distribution will be treated as follows:
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Restricted Stock Awards (“RSAs”) held by Enhabit Employees. Each Encompass RSA held by an individual who will be an employee of Enhabit following the separation and distribution will be converted into an RSA with respect to Enhabit common stock. The number of shares subject to each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original Encompass award as measured immediately before and immediately after the separation and distribution (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Such adjusted award will otherwise be subject to the same terms and conditions that applied to the original Encompass award immediately prior to the separation and distribution.

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Performance Share Units (“PSUs”) held by Enhabit Employees. Each award of Encompass PSUs held by an individual who will be an employee of Enhabit following the separation and distribution will be converted into an RSA with respect to Enhabit common stock. The number of shares subject to each RSA will be equal to the number of shares of Encompass common stock calculated based on a level of performance as determined by the Compensation and Human Capital Committee of the Encompass board of directors, which number will then be adjusted to a number of shares of Enhabit common stock immediately following the separation and distribution. This adjustment will be made in a manner intended to preserve the aggregate intrinsic value of the original Encompass award as measured immediately before and immediately after the separation and distribution (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Such adjusted award will otherwise be subject to the same terms and conditions that applied to the original Encompass award immediately prior to the separation and distribution.

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Stock Options held by Enhabit Employees. Each award of Encompass stock options held by an individual who will be an employee of Enhabit following the separation and distribution will be converted into an award of stock options with respect to Enhabit common stock. The exercise price of, and number of shares subject to, each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original Encompass award as measured immediately before and immediately after the separation and distribution (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Such adjusted award will otherwise be subject to the same terms and conditions that applied to the original Encompass award immediately prior to the separation and distribution.

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RSUs and Deferred Stock held by nonemployee directors of Enhabit. Each award of Encompass RSUs or deferred stock held by an individual who will be a nonemployee director of Enhabit following the separation and distribution will remain denominated in shares of Encompass common stock, although the number of shares subject to the award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original RSU or deferred stock award as measured immediately before and immediately after the separation and distribution (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Such adjusted award will otherwise be subject to the same terms and conditions that applied to the original Encompass award immediately prior to the separation and distribution.

Internal Restructuring Transactions
As part of the separation, and prior to the distribution, Encompass and its subsidiaries expect to complete certain internal restructuring transactions in order to separate the businesses currently conducted by Encompass and its subsidiaries (including Enhabit) such that Enhabit will solely own the operations comprising, and the entities that conduct, the Enhabit Business.
Following the completion of the internal restructuring and immediately prior to the distribution, Enhabit will be the parent company of the entities that are expected to conduct the Enhabit Business and Encompass will remain the parent company of the entities that currently conduct all of Encompass’s inpatient rehabilitation business.
Enhabit may experience increased costs following the distribution after becoming a stand-alone company. See “Risk Factors—Risks Related to the Separation and Distribution.”
Results of the Distribution
After the distribution, Enhabit will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on June 24, 2022, the record date for the distribution, and will reflect any exercise of Encompass options between the date the Encompass board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of Encompass common stock or any rights of Encompass stockholders. Encompass will not distribute any fractional shares of Enhabit common stock.
Prior to the distribution, we and Encompass intend to enter into certain agreements that will effect the separation of our business from Encompass and provide a framework for our relationship with Encompass after the separation and distribution. The material agreements that we intend to enter into with Encompass prior to the separation are summarized below in the section titled “Certain Relationships and Related Party Transactions—Relationship with Encompass” and will be filed as exhibits to the registration statement of which this information statement forms a part. These summaries are qualified in their entirety by reference to the full text of such agreements. The terms of the agreements described below that will be in effect following the separation are in draft form and are not yet final. Changes to these agreements, some of which may be material, may be made prior to the separation. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections titled “Risk Factors—Risks Related to the Separation and Distribution” and “Certain Relationships and Related Party Transactions.”
Market for Enhabit Common Stock
There is currently no public trading market for Enhabit common stock. Enhabit intends to list its common stock on the NYSE under the symbol “EHAB.” Enhabit has not and will not set the initial price of its common stock. The initial price will be established by the public markets.
We cannot predict the price at which Enhabit common stock will trade after the distribution. In fact, the combined trading prices, after the distribution, of the shares of Enhabit common stock that each Encompass stockholder will receive in the distribution, together with the Encompass common stock held at the record date for the distribution, may not equal the “regular-way” trading price of the Encompass common stock immediately prior to the distribution. The price at which Enhabit common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Enhabit common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Our Common Stock.”
Incurrence of Debt
In connection with the distribution, on June 1, 2022, we entered into a $400 million term loan A facility and a $350 million revolving credit facility. Prior to the distribution, Enhabit expects to distribute all or a portion of the net proceeds from the borrowings under the new term loan A and revolving credit facility to Encompass. For more information, see “Description of Certain Material Indebtedness.”
Trading Between the Record Date and the Distribution Date
Beginning on or shortly before the record date for the distribution and continuing up to the distribution date, Encompass expects that there will be two markets in Encompass common stock: a “regular-way” market and an

“ex-distribution” market. Encompass common stock that trades on the “regular-way” market will trade with an entitlement to Enhabit common stock distributed in the distribution. Encompass common stock that trades on the “ex-distribution” market will trade without an entitlement to Enhabit common stock distributed in the distribution. Therefore, if you sell shares of Encompass common stock in the “regular-way” market up to the distribution date, you will be selling your right to receive shares of Enhabit common stock in the distribution. If you own Encompass common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to the distribution date, you will receive the shares of Enhabit common stock that you are entitled to receive pursuant to your ownership of shares of Encompass common stock as of the record date.
Furthermore, beginning on or shortly before the record date for the distribution and continuing up to and including the distribution date, Enhabit expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Enhabit common stock that will be distributed to holders of Encompass common stock on the distribution date. If you owned Encompass common stock at the close of business on the record date for the distribution, you would be entitled to Enhabit common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Enhabit common stock, without trading the Encompass common stock you own, on the “when-issued” market. On the distribution date, “when-issued” trading with respect to Enhabit common stock will end, and “regular-way” trading with respect to Enhabit common stock will begin.
Conditions to the Distribution
The distribution will be effective on July 1, 2022, subject to the satisfaction (or waiver by Encompass in its sole and absolute discretion), of the following conditions as set forth in the separation and distribution agreement:
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the SEC declaring effective the registration statement on Form 10 of which this information statement forms a part; there being no order suspending the effectiveness of the registration statement; and no proceedings for such purposes having been instituted or threatened by the SEC;

•	this information statement having been made available to Encompass stockholders;
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the receipt by Encompass and continuing validity of an opinion of its outside counsel, satisfactory to the Encompass board of directors, regarding the qualification of the distribution as a transaction that is generally tax free for U.S. federal income tax purposes under Section 355 of the Code;

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the receipt by Encompass and continuing validity of a favorable private letter ruling from the IRS, satisfactory to the Encompass board of directors, regarding the qualification of the distribution as a transaction that is generally tax free for U.S. federal income tax purposes under Section 355 of the Code and certain other U.S. federal income tax matters relating to the separation and distribution;

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an independent appraisal firm acceptable to the Encompass board of directors having delivered one or more opinions to the Encompass board of directors confirming the solvency and financial viability of Encompass before the completion of the distribution, in each case in a form and substance acceptable to the Encompass board of directors in its sole and absolute discretion;

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all actions and filings necessary or appropriate under applicable U.S. federal, state or other securities or blue sky laws and the rules and regulations thereunder relating to the separation and distribution having been taken or made and, where applicable, having become effective or been accepted;

•	the transaction agreements relating to the separation and distribution having been duly executed and delivered by the parties thereto;
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no order, injunction or decree issued by any government authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions being in effect;

•	the shares of Enhabit common stock to be distributed having been approved for listing on the NYSE, subject to official notice of distribution;

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Encompass having received certain proceeds from the financing arrangements described under “Description of Certain Material Indebtedness” and being satisfied in its sole and absolute discretion that, as of the effective time of the distribution, it will have no further liability under such arrangements, and Encompass having completed any required refinancing of its existing indebtedness on terms satisfactory to the Encompass board of directors in its sole and absolute discretion; and

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no other event or development existing or having occurred that, in the judgment of Encompass’s board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions.

Encompass will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio. Encompass will also have sole and absolute discretion to waive any of the conditions to the distribution. In addition, if the distribution is completed and the Encompass board of directors waived any such condition, such waiver could have a material adverse effect on Encompass’s and Enhabit’s respective business, financial condition or results of operations, the trading price of Enhabit’s common stock, or the ability of stockholders to sell their shares after the distribution, including, without limitation, as a result of illiquid trading due to the failure of Enhabit common stock to be accepted for listing or litigation relating to any preliminary or permanent injunctions sought to prevent the consummation of the distribution. If Encompass elects to proceed with the distribution notwithstanding that one or more of the conditions to the distribution has not been met, Encompass will evaluate the applicable facts and circumstances at that time and make such additional disclosure and take such other actions as Encompass determines to be necessary and appropriate in accordance with applicable law.
Encompass does not intend to notify its stockholders of any modifications to the terms of the separation or distribution that, in the judgment of its board of directors, are not material. For example, the Encompass board of directors might consider material such matters as significant changes to the distribution ratio and the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the Encompass board of directors determines that any modifications by Encompass materially change the material terms of the distribution, Encompass will notify Encompass stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to this information statement.
No Appraisal Rights
Under the DGCL, Encompass stockholders will not have appraisal rights in connection with the distribution.

DIVIDEND POLICY
We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain future earnings to finance the operation and expansion of our business. As a result, you will need to sell your shares of common stock to receive any income or realize a return on your investment. You may not be able to sell your shares at or above the price you paid for them.
Any future determination to pay dividends will be at the discretion of our board of directors. If we do commence the payment of dividends in the future, there can be no assurance that we will continue to pay any dividend. Any declaration and amount of any future dividends to holders of our common stock will be at the discretion of our board of directors in accordance with applicable law and after taking into account various factors, including, among other things, general business conditions, our results of operations, financial condition, cash requirements, prospects, contractual, legal and regulatory restrictions regarding dividend payments by our subsidiaries and any other factors the board may consider relevant. No assurance is given that we will pay any dividends to holders of our capital stock, or as to the amount of any such dividends if our board of directors determines to do so, and you may have to rely on sales of your common stock after price appreciation, which may never occur, as the only way to realize any future gain on your investment. See the section titled “Risk Factors—General Risk Factors.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2022:
•	on a historical basis; and
•
on an unaudited pro forma basis to reflect the separation and distribution and the transactions described in the section titled “Unaudited Pro Forma Condensed Consolidated Financial Statements,” including the borrowings under the new term loan A facility and revolving credit facility we intend to incur in connection with the separation, and the application of proceeds of such borrowings.

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the separation, the distribution and related financing transactions been completed as of March 31, 2022. In addition, it is not indicative of our future cash and cash equivalents and capitalization. This table is derived from, and is qualified in its entirety by reference to, our historical and consolidated financial statements and our unaudited pro forma financial statements and the notes thereto included elsewhere in this information statement, and should be read in conjunction with the sections titled “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this information statement.
	As of March 31, 2022
(Dollars in millions, except per share data)	Actual	Pro forma
Cash and cash equivalents	$17.5	$17.5
Debt:
Long-term debt	2.9	549.4
Total debt	7.3	573.8
Redeemable noncontrolling interest	5.1	5.1
Common stock $0.01 par value,
4,000,000 shares authorized actual, 200,000,000 shares authorized pro forma, 3,853,248 shares issued actual, 49,906,107 shares issued pro forma	0.1	0.1
Capital in excess of par value	1,066.4	395.7
Retained earnings	401.5	401.5
Total Enhabit, Inc. equity	1,468.0	797.3
Noncontrolling interest	27.9	27.9
Total stockholders’ equity	1,495.9	825.2
Total capitalization	$1,508.3	$1,404.1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The following unaudited pro forma condensed consolidated financial statements consist of the unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2022 and the year ended December 31, 2021, and the unaudited pro forma condensed consolidated balance sheet as of March 31, 2022. The unaudited pro forma condensed consolidated financial statements have been derived from the audited annual and unaudited interim historical consolidated financial statements included elsewhere in this information statement. The unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2022 and the year ended December 31, 2021 has been prepared as though the separation from Encompass and the distribution and related transactions had occurred as of January 1, 2021. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2022 has been prepared as though the separation and distribution and related transactions had occurred on March 31, 2022. On March 7, 2022, we changed our name from “Encompass Health Home Health Holdings, Inc.” to “Enhabit, Inc.” Any reference to Enhabit, Inc. in the following unaudited pro forma condensed consolidated financial statements refers to “Encompass Health Home Health Holdings, Inc.,” the former name of Enhabit, Inc. The unaudited pro forma condensed consolidated financial statements were prepared in accordance with Article 11 of the SEC’s Regulation S-X. In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about acquired and Disposed Businesses” or the Final Rule. The Final Rule became effective on January 1, 2021 and the unaudited pro forma condensed consolidated financial information herein is presented in accordance therewith.
The following unaudited pro forma condensed consolidated financial statements give effect to the “Transaction Accounting Adjustments” in connection with the separation. The separation will occur through a pro rata distribution to Encompass stockholders of 100% of the shares of common stock of Enhabit. We entered into a $400 million term loan A facility and a $350 million revolving credit facility ($180 million expected to be undrawn at closing). Prior to the completion of the distribution, we intend to distribute all or a portion of the net proceeds from the borrowings under the new term loan A facility and revolving credit facility to Encompass. In addition, we intend to transfer ownership of an existing trade name to Encompass due to our rebranding as Enhabit as discussed in “Business.”
We have operated as a business segment of Encompass since 2015. As a result, Encompass provides certain services to us, including, but not limited to, executive oversight, treasury, legal, accounting, human resources, tax, internal audit, financial reporting, information technology and investor relations. Our consolidated financial statements and the amounts appearing in the “Historical” columns below reflect an allocation of these costs. When specific identification is not practicable, a proportional cost method is used, primarily based on revenue, and headcount. The total amount of these allocations from Encompass was approximately $3.5 million and $16.7 million for the three months ended March 31, 2022 and the year ended December 31, 2021, respectively. These cost allocations are reflected within General and administrative expenses in the consolidated statements of income. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the period presented.
Following the completion of the distribution, we expect Encompass to continue to provide some services related to these functions on a transitional basis for a fee. These services will be provided under the transition services agreement described in the section titled “Certain Relationships and Related Party Transactions—Relationship with Encompass.” We expect to incur other costs to replace the services and resources that will not be provided by Encompass as well as one-time costs to implement new systems and IT infrastructure while our legacy systems are supported by Encompass. We will also incur new costs related to our public reporting and compliance obligations as an independent separate publicly traded company. These pro forma adjustments are referred to as “Autonomous Entity Adjustments” in these unaudited pro forma condensed consolidated financial statements.
The unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only and are not intended to represent or be indicative of what our financial position or results of operations would have been had the separation and distribution and related transactions occurred on the dates indicated. The unaudited pro forma condensed consolidated financial statements should not be relied on as indicative of the historical operating results that we would have achieved or any future operating results or financial position that we will achieve after the completion of the separation and distribution. The pro forma adjustments are based upon available information and assumptions that management believes to be reasonable at the time of the filing of this information statement as set forth in the notes to the unaudited pro forma condensed consolidated financial statements. However, such adjustments are subject to change based on the finalization of the terms of the separation and distribution agreement, the transition services agreements, the tax agreement and other related agreements. Because these unaudited pro forma condensed consolidated financial statements have been prepared based on preliminary estimates, the actual impact of the separation and the timing thereof could cause material differences in the information presented herein. The following unaudited pro forma condensed consolidated financial statements and the related notes should be read in conjunction with the sections titled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited historical consolidated financial statements and the related notes included elsewhere in this information statement.

ENHABIT, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the Three Months Ended March 31, 2022
(in millions except per share data)
	Historical	Transaction Accounting Adjustments	Autonomous Entity Adjustments	Pro Forma
Net service revenue	$274.3	$—	$—	$274.3
Cost of service (excluding depreciation and amortization)	129.7	—	—	129.7
Gross margin	144.6	—	—	144.6
General and administrative expenses	100.7	—	5.5(b)	106.2
Depreciation and amortization	8.5	—	0.5(c)	9.0
Operating income	35.4	—	(6.0)	29.4
Interest expense	—	4.6(a)	—	4.6
Income before income taxes and noncontrolling interests	35.4	(4.6)	(6.0)	24.8
Income tax expense	8.7	(1.1)(d)	(1.3)(d)	6.3
Net income	26.7	(3.5)	(4.7)	18.5
Less: Net income attributable to noncontrolling interests	0.6	—	—	0.6
Net income attributable to Enhabit, Inc.	$26.1	$(3.5)	$(4.7)	$17.9
Weighted average common shares outstanding:
Basic	3.9			49.6(e)
Diluted	3.9			50.1(e)
Earnings per common share:
Basic earnings per share attributable to Enhabit, Inc. common stockholders	$6.69			$0.36(e)
Diluted earnings per share attributable to Enhabit, Inc.	$6.69			$0.36(e)
See notes to unaudited pro forma condensed consolidated financial statements.

ENHABIT, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2021
(in millions except per share data)
	Historical	Transaction Accounting Adjustments	Autonomous Entity Adjustments	Pro Forma
Net service revenue	$1,106.6	$—	$—	$1,106.6
Cost of service (excluding depreciation and amortization)	513.9	—	—	513.9
Gross margin	592.7	—	—	592.7
General and administrative expenses	412.9	—	29.2(b)	442.1
Depreciation and amortization	36.9	—	1.3(c)	38.2
Operating income	142.9	—	(30.5)	112.4
Interest expense	0.3	18.5(a)	—	18.8
Equity in net income of nonconsolidated affiliates	(0.6)	—	—	(0.6)
Other income	(4.8)	—	—	(4.8)
Income before income taxes and noncontrolling interests	148.0	(18.5)	(30.5)	99.0
Income tax expense	35.1	(4.4)(d)	(6.5)(d)	24.2
Net income	112.9	(14.1)	(24.0)	74.8
Less: Net income attributable to noncontrolling interests	1.8	—	—	1.8
Net income attributable to Enhabit, Inc.	$111.1	$(14.1)	$(24.0)	$73.0
Weighted average common shares outstanding:
Basic	3.9			49.5(e)
Diluted	3.9			50.1(e)
Earnings per common share:
Basic earnings per share attributable to Enhabit, Inc. common stockholders	$28.49			$1.47(e)
Diluted earnings per share attributable to Enhabit, Inc. common stockholders	$28.49			$1.46(e)
See notes to unaudited pro forma condensed consolidated financial statements.

ENHABIT, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of March 31, 2022
(in millions except share and per share data)
	Historical	Transaction Accounting Adjustments	Autonomous Entity Adjustments	Pro Forma
Assets
Current assets:
Cash and cash equivalents	$17.5	$—	$—	$17.5
Restricted cash	3.7	—	—	3.7
Accounts receivable	168.1	—	—	168.1
Prepaid expenses and other current assets	8.1	—	—	8.1
Total current assets	197.4	—	—	197.4
Property and equipment, net	20.7	—	1.2(g)	21.9
Operating lease right-of-use assets	46.9	—		46.9
Goodwill	1,217.7	—		1,217.7
Intangible assets, net	254.1	(135.2)(f)	—	118.9
Other long-term assets	6.4	—	—	6.4
Total assets	$1,743.2	$(135.2)	$1.2	$1,609.2
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$4.4	$20.0(a)	$—	$24.4
Current operating lease liabilities	14.9	—	—	14.9
Accounts payable	3.0	—	—	3.0
Accrued payroll	65.0	—	—	65.0
Refunds due patients and other third-party payors	9.3	—	—	9.3
Income tax payable	13.9	—	—	13.9
Accrued medical insurance	9.2	—	—	9.2
Other current liabilities	23.6	—	1.2(g)	24.8
Total current liabilities	143.3	20.0	1.2	164.5
Long-term debt, net of current portion	2.9	546.5(a)	—	549.4
Long-term operating lease liabilities	32.1	—	—	32.1
Deferred income tax liabilities	63.9	(31.0)(f)	—	32.9
	242.2	535.5	1.2	778.9
Redeemable noncontrolling interests	5.1	—	—	5.1
Stockholders’ equity:
Enhabit, Inc. stockholders’ equity:
Common stock	0.1	—	—	0.1
Capital in excess of par value	1,066.4	(670.7)(a,f)	—	395.7
Retained earnings	401.5	—	—	401.5
Total Enhabit, Inc. stockholders’ equity	1,468.0	(670.7)	—	797.3
Noncontrolling interests	27.9	—	—	27.9
Total stockholders’ equity	1,495.9	(670.7)	—	825.2
Total liabilities and stockholders’ equity	$1,743.2	$(135.2)	$1.2	$1,609.2
See notes to unaudited pro forma condensed consolidated financial statements.

ENHABIT, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Millions)
(a)
Reflects indebtedness of approximately $570 million, consisting of a $400 million term loan A facility and $170 million drawn under a $350 million revolving credit facility with maturities of five years and variable interest rates based on the Secured Overnight Financing Rate (“SOFR”), which are expected to be issued in connection with the separation, and related debt issuance costs of $3.5 million. The unaudited pro forma condensed consolidated statement of income reflects estimated interest expense related to the debt issuances and amortization of deferred issuance costs. Interest expense was calculated assuming constant debt levels throughout the period and an interest rate of approximately 3.0%. A 0.125 percent change to the annual interest rate would change interest expense by approximately $0.2 million and $0.7 million, respectively, for the three months ended March 31, 2022 and year ended December 31, 2021.

(b)
As an independent, separate public company following the separation from Encompass, we expect to incur certain costs including financial reporting and regulatory compliance, board of directors’ fees and expenses, accounting, auditing, tax, legal, insurance, information technology, human resources, investor relations, internal audit, risk management, treasury and other general and administrative-related function. The following table reflects incremental costs to establish an autonomous public entity including the following:

	For the Three Months Ended March 31, 2022	For the Year Ended December 31, 2021
Payments to Encompass under transition services agreement	$0.1	$4.7
Costs incurred for services not previously provided by Encompass or following conclusion of transition services agreement(i)	7.1	26.0
Cost related to new share-based compensation program(ii)	1.8	4.9
One-time costs for rebranding, employee recruiting and retention and establishment of stand-alone IT infrastructure and security	—	10.3
Less: Overhead allocation included in historical financial statements	(3.5)	(16.7)
Net increase in general and administrative expenses	$5.5	$29.2
(i)	Includes costs associated with executive oversight, treasury, investor relations, legal, human resources, tax, internal audit, financial reporting and information technology.
(ii)
Reflects estimates of costs under the Company’s anticipated long-term incentive program to be established following the separation based on targeted total direct compensation utilizing third party survey data and assuming a three-year vesting schedule.

(c)
Reflects the corresponding estimated increase in amortization of capitalized costs for leasehold improvements and equipment associated with the Company’s rebranding as described in the “Business” section of this information statement.

(d)	Pro forma adjustments tax effected utilizing the combined federal and state statutory rate adjusted to include the impact of nondeductible executive compensation.
(e)
Calculated utilizing the number of shares of our common stock expected to be outstanding following the separation including potentially dilutive securities related to the Company’s anticipated long-term incentive plan.

(f)
We anticipate transferring the ‘Encompass’ trade name to Encompass upon consummation of the spin-off as Encompass will continue operating under the Encompass brand. The Transaction Accounting Adjustment reflects the carrying value of the Encompass trade name (of $135.2 million) and associated deferred tax liability (of $31.0 million).

(g)	Reflects incremental capitalized costs for leasehold improvements and equipment related to rebranding of the Company as described in the “Business” section of this information statement.

BUSINESS
Our Business
We are a leading provider of home health and hospice services in the United States. We strive to provide superior, cost-effective care where patients prefer it: in their homes. For over twenty years, we have provided care in the low-cost home setting while achieving high-quality clinical outcomes. Over that time, we have grown to become the fourth-largest provider of home health services and a leading provider of hospice services nationally, measured by 2020 Medicare expenditures. As of March 31, 2022, our footprint comprised 252 home health and 99 hospice locations across 34 states.
We believe we are strongly positioned as a leader in the large and growing home health and hospice industries. Our scale and density in targeted markets, our disciplined operating model emphasizing the use of technology, our clinical expertise and our award-winning culture are key factors to our success. These competitive advantages enable us to significantly outperform many of our competitors in both clinical quality and profitability, while positioning us as an attractive partner to health systems, payors and other risk-bearing entities. These advantages have also helped us generate strong financial results. Despite industry disruptions related to COVID-19, over the seven-year period from the beginning of 2015 through the end of 2021, we grew Net service revenue from $507 million to $1,107 million, representing a compound annual growth rate of 14%.
Our continued growth is underpinned by strong industry tailwinds, including an aging U.S. population, an increased focus on shifting care to lower-cost settings, and patients’ preference for home-based care. From 2020 to 2030, the number of individuals over age 65 is expected to grow by approximately 30% to 73 million people, creating a greater need for cost-efficient in-home solutions. Furthermore, 70% of those over 65 had multiple chronic conditions as of 2018 and faced a higher incidence of chronic conditions than those under 65. Patients with multiple chronic conditions accounted for 94% of total Medicare spending and were associated with 99% of hospital readmissions. Home-based care is well-positioned to help manage these conditions for an aging population. Home-based care is also significantly more affordable than other care settings and 75% of adults age 50 and older prefer to age in their homes. We believe these trends coupled with our competitive advantages strongly position us for the future.
We operate our business in two segments: home health and hospice. Our home health agencies provide a comprehensive range of Medicare-certified skilled home health services, including skilled nursing, physical, occupational and speech therapy, medical social work, and home health aide services. Our patients are typically older adults with three or more chronic conditions and significant functional limitations who require greater than ten medications. Our home health business benefits from a diversity of referral sources, with patients arriving from acute care hospitals, inpatient rehabilitation facilities, surgery centers, assisted living facilities, and skilled nursing facilities, as well as community physicians. We work closely with patients, their families and physicians to deliver care plans focused on patient needs and goals. For the year ended December 31, 2021, our home health segment had 200,626 patient admissions and generated $897.3 million in Net service revenue, or 81.1% of Enhabit total Net service revenue.
Our hospice agencies provide high-quality hospice services to terminally ill patients and their families. Hospice care focuses on the quality of life for patients who are experiencing an advanced, life limiting illness while treating the person and symptoms of the disease, rather than treating the disease itself. Our dedicated team of professionals works together to manage symptoms so that a patient’s time may be spent with dignity and in relative comfort, surrounded by their loved ones, typically in their home. For the year ended December 31, 2021, our hospice segment had an average daily census of 3,762 and generated $209.3 million in Net service revenue, or 18.9% of Enhabit total Net service revenue.
Our current footprint is the result of a multi-decade effort to establish scale and density in target markets with attractive demographic and regulatory profiles, which we believe positions us favorably for continued strong growth. In our home health business, we maintain top market share in a majority of our markets. We are a top five home health provider in 18 states and a top two home health provider in 11 of those states, based on 2020 Medicare revenues. These 18 states, centered in the Southern half of the United States, represented over 39% of the approximately $17 billion of total U.S. home health Medicare expenditures in 2020. Our 34-state footprint represented approximately 69% of total U.S. home health Medicare expenditures in 2020. Our strong presence in these markets helps us drive operating efficiency and create brand awareness. We drive operating efficiency by leveraging our market density as our volumes increase, which also enables our clinicians to spend less time on the road and more time providing care. We believe our operating structure is more efficient than our peers and advantageously positions us to grow our home health admissions as the industry continues to expand. Despite our status as the fourth-largest provider of home health services by 2020 Medicare revenues, our market share is only 4.3%. Given the high fragmentation of the industry, we believe there will be significant opportunities for consolidation, allowing us to increase our market share.
Many home health patients will ultimately require hospice services. By offering hospice services in many markets where we operate our home health business, we minimize disruption and gaps in care to patients who transition to hospice. We believe this co-location strategy between our home health and hospice businesses creates a growth opportunity for our hospice business, especially in geographies where we operate home health but not hospice. Although we began offering hospice services more recently than home health services, we have quickly become a leading hospice services provider based on 2020 Medicare expenditures. Since 2015, we have grown our hospice business from 20 locations to 99 locations as of March 31, 2022. We are a top ten hospice provider in ten states based on 2020 Medicare revenue. We believe our hospice segment will continue to have significant growth opportunities as we enhance our scale within the markets we currently serve and expand our hospice offerings into markets where we already have a strong home health history.
The map below details our national home health and hospice footprint and the states where we maintain a top five home health market position based on 2020 Medicare revenues as of December 31, 2021:

Our operating model, which emphasizes consistency and the disciplined use of technology, has driven our industry leadership in both clinical quality and cost effectiveness. Technology is a core component of our culture and has been important to our success. Our operations are supported by Homecare Homebase, a leading technology platform we initially developed and which helps us manage the entire business continuum from clinical patient workflow to operations, sales and compliance. We believe our history and familiarity with the platform and other proprietary solutions enable us to help deliver superior clinical, operational, and financial outcomes.
We believe our disciplined approach to utilizing technology and our data-driven analytics differentiates us from our peers. We leverage both internally developed tools as well as third party software to reduce our cost per visit to enhance our productivity and optimize our nursing and therapy staff. This approach drives metric-driven decisions across our organization that yield better margins, better quality and better employee satisfaction. We also invest significant time and training resources teaching our operators to utilize these tools to help drive timely decisions in the field, including the development of patient care plans. Our pairing of technology and well-established operating protocols enables a workforce that is dedicated to achieving these superior results. Our company culture emphasizes the use of analytics-based tools to make better informed decisions to provide the highest quality of care, while tightly managing our cost of care.
Through our operating model, which includes leveraging technology, we are able to support our clinicians as they provide industry-leading clinical outcomes as measured by key claims-based metrics such as hospital readmissions. Our 30-day readmission rate of 15.3% was 200 basis points better than the national average on a non-risk adjusted basis in 2021. Our low readmission rate makes us an attractive partner for both payors and our diverse group of referral sources, especially hospitals that are at risk to receive Medicare penalties. As of January 2022, the last publicly reported Star ratings, our Quality of Patient Care (QoPC) Star Rating and HHCAHPS Patient Survey Star Rating both averaged 3.7, higher than the national averages of 3.3 and 3.5, respectively for QoPC and HHCAHPS. CMS publishes Star ratings on a scale from 1 to 5 stars based on a number of quality measures, such as timely initiation of care, drug education provided to patients, fall risk assessment, depression assessments, improvements in bed transferring, and bathing, among others. For additional discussion regarding CMS’s Star ratings, see “Risk Factors—Risks Related to Our Business—Reimbursement Risks.”
Our scale and density and our disciplined operating model allow us to achieve this high level of quality more efficiently than our publicly traded home health peers. For the year ended December 31, 2021, our average cost per visit of $83 was 15.8% lower than the average of a subset of our public peers. Our lower cost per visit means that we are more efficient than our peers and better positioned to operate profitably in the event of potential unforeseen changes to the reimbursement model in our industry.
	Home Health Segment
	Year Ended December 31,
	2021	2020	2019
Cost per visit	$83	$84	$80
Public peers* average cost per visit	$99	$96	$87
Cost Per Visit vs. Public Peer* Average	(15.8)%	(12.1)%	(7.8)%
*	Note: Includes Amedisys, Inc. (Nasdaq: AMED) and LHC Group, Inc. (Nasdaq: LHCG).
Our strong operational performance, coupled with an opportunistic acquisition strategy and select de novo openings, has contributed to the strength of our financial performance over the last several years. Since 2015, we have deployed over $760 million of capital on 38 home health and hospice acquisitions, which we have fully integrated into our business and continue to grow. Over that same period, we have opened 31 de novo locations across 15 states, including 17 home health and 14 hospice locations. From 2015 to 2021, despite industry disruptions related to COVID-19 pandemic, we grew Net service revenue from $507 million to $1,107 million, representing a compound annual growth rate of 14%. For more information and commentary on our history and financial performance, see “—Our History” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this information statement.
Our History
On March 7, 2022, we changed our name from “Encompass Health Home Health Holdings, Inc.” to “Enhabit, Inc.” and prior to completion of the distribution, we intend to implement rebranding initiatives across our operations, including at the Enhabit corporate office which occurred in February 2022 and at our branches beginning in April 2022, to reflect our new Enhabit branding in connection with the separation. The name Enhabit links us directly to the home. Maintaining the “En” of Encompass connects us to our heritage and signals to the world our belief that they can expect the same level of excellence and compassion for which the Encompass brand stands. We believe the name Enhabit is welcoming and conveys that we, as a company, are advancing what it means to provide A Better Way to Care in the home. At Enhabit, we strive to provide extraordinary care to every patient—when they need it, how they need it, where they’ve built their lives. The rebranding is expected to be substantially completed at the time of the distribution. Since the founding of our business in 1998, we have demonstrated an ability to consistently innovate and sustain growth during varying economic and regulatory climates. We have established an extensive record of providing high-quality care, profitably growing our business, and executing and integrating strategic acquisitions.

Since the December 2014 acquisition by Encompass, we have continued to expand our home health and hospice businesses organically, through acquisitions, and through de novo locations. Since 2015, we have completed 38 home health and hospice acquisitions, deploying over $760 million of capital. Three transactions accounted for a majority of capital deployed over that period. In 2015, we acquired 44 home health locations in seven states in the Southeastern U.S. generating approximately $100 million in revenue. In 2018, we further strengthened our position in the Southeastern U.S. by acquiring 18 hospice, 14 home health and 2 private duty locations in 4 states generating approximately $80 million in revenue. In 2019, we added to our position in Alabama by acquiring 23 home health and 23 hospice locations generating approximately $120 million in revenue. In addition to acquisitions, during the same time period, we developed 31 de novo agencies (17 home health and 14 hospice) across 15 states which generated $77 million in revenue in 2021.
Most recently, in June 2021, we closed a transaction to expand our footprint in the Northwestern U.S. through the acquisition of 9 home health and 11 hospice locations generating approximately $36 million in revenue in 2020. For additional discussion of these transactions and our growth, please see “—Acquisitions.”
On January 19, 2022, Encompass announced its intention to separate Enhabit from Encompass, following which Enhabit will be an independent, publicly traded company. As part of the separation, and prior to the distribution, Enhabit and Encompass will enter into certain agreements that will provide a framework for our relationship with Encompass after the separation and distribution. For additional discussion of the separation and our relationship with Encompass, see the sections “—Relationship with Encompass,” “Risk Factors—Risks Related to the Separation and Distribution” and “Certain Relationships and Related Party Transactions.”
Our Industries and Opportunity
We operate in large, growing and highly fragmented industries.
In 2020, approximately $124 billion was spent on broader home health expenditures, according to National Health Expenditures published by CMS. Home health expenditures are expected to grow to approximately $201 billion by 2028, representing a 6.3% compound annual growth rate. Within the home health market, we focus primarily on skilled home health services. Medicare is the dominant payor in the skilled home health sector, with annual payments approximating $17 billion in 2020. Based on our experience and industry knowledge, we believe Medicare represents the majority of expenditures in skilled home health services. However, Medicare Advantage is becoming a more prevalent payor source within skilled home health services, as payors continue to emphasize reimbursement models focused on value-based care. On a national basis, approximately 44% of Medicare beneficiaries chose a Medicare Advantage plan over traditional Medicare in November 2021 on a 12-month rolling basis, resulting in a 12% increase in Medicare Advantage enrollment from 2020. The total number of Medicare beneficiaries choosing Medicare Advantage is expected to grow to 51% by 2030. Given our low cost of care and high-quality outcomes, we believe we are well-positioned to serve this growing population.
The home health industry is primarily comprised of publicly traded and privately owned freestanding agencies, visiting nurse associations and government-owned agencies. The number of Medicare-certified home health agencies is near an all-time high, and in 2020, over 11,300 agencies provided care to approximately 3.1 million Medicare beneficiaries. Approximately 92% of home health agencies generate annual revenue of less than $5.0 million, and the four largest players in the space account for approximately 22% of the Medicare market. While we are the fourth-largest home health provider by 2020 Medicare revenues, our Medicare home health business accounts for only 4.3% of the Medicare home health market. We believe we have an opportunity to continue to gain market share through organic growth and as a leading consolidator in the industry.
The home health reimbursement landscape experienced a fundamental shift when Medicare implemented PDGM for home health agencies on January 1, 2020. The impact of PDGM, which was expected to put downward pressure on home health revenue per episode and increase administrative burdens, coincided with the beginning of the COVID-19 pandemic. Federal relief funding, including funds distributed under the CARES Act, the Paycheck Protection Program and the Medicare Accelerated Advanced Payment Program, as well as the payroll tax deferral permitted by the CARES Act, has temporarily delayed the potentially negative effects of PDGM for those home health agencies that accepted relief funding. We did not accept any Care Act funds and expect that as COVID-19 abates and federal relief funding concludes, the home health agencies accepting those funds may experience financial pressure as a result of PDGM. We anticipate these factors will drive industry consolidation, particularly of smaller home health agencies. We believe our strong history as a consolidator, our scale and density and our operational efficiency position us well to take advantage of this consolidation opportunity. See “Risk Factors” and “Business—Sources of Revenue” for additional detail on PDGM.
According to CMS, Medicare spending for hospice care has increased from $3 billion in 2000 to $22 billion in 2020, reflecting a compound annual growth rate of 10.6%. Based on our experience and industry knowledge, we believe Medicare expenditures represent the vast majority of total expenditures in the hospice market. The hospice industry is fragmented, with approximately 1.7 million Medicare beneficiaries receiving hospice services from approximately 5,000 providers in 2020. Hospice use among Medicare beneficiaries has grown substantially in recent years, suggesting a greater awareness of and access to hospice services. While we are a leading hospice services provider by 2020 Medicare revenues, our hospice business accounts for only 1.0% of the Medicare hospice market. We believe increasing demand, broader understanding and utilization of hospice care and the fragmented nature of the industry provide an attractive opportunity for our hospice business.
The home health and hospice industries are supported by several industry tailwinds, including a growing senior population, an increasing focus on shifting care to lower cost settings, patient preference for home-based care, emphasis on value-based payment models, significant near-term consolidation opportunities and high cost and underutilization of end-of-life care.
Growing Senior Population Driving Increased Demand
We believe the demand for home health and hospice services will continue to increase as the growth in seniors in the United States continues to outpace the overall growth of the U.S. population. According to projections released by the U.S. Census Bureau in February 2020, between 2020 and 2030, the number of individuals over 65 years old is projected to grow to approximately 73 million, an increase of approximately 30% as compared to a projected increase in the total U.S. population of only 7% over the same time period. This projected growth would increase the proportion of the U.S. population over 65 years old from 17% to 21% of the total population. Relatedly, a growing percentage of seniors are experiencing chronic conditions that require more care. Approximately 82% of Medicare beneficiaries have three or more chronic conditions that need to be managed. With the average patient age for our home health segment being 77 and the average patient age for our hospice segment being 82, our business stands to benefit from these strong demographic tailwinds. Additionally, the growth in the elderly population is expected to significantly outpace the expected growth in facility-based beds, thereby driving the ongoing shift from facility-based care to home-based care, when or where clinically appropriate.
Increasing Focus on Shifting Care to Lower Cost Settings
The growing senior population is contributing to rising healthcare costs in the United States, putting pressure on an already strained healthcare system. Accordingly, there is an increasing level of focus on expanding services and reducing the cost of care. The Medicare cost per day in a home health and hospice setting is $63 and $175, respectively, compared to a skilled nursing facility of $534 per day, highlighting the savings potential for the healthcare system. In spite of this cost advantage, the annual Medicare expenditures on skilled nursing facilities is over $28 billion as compared to the home health and hospice markets, which are each less than $23 billion. We believe payors, health plans, and other market participants that bear the cost of care will increasingly encourage the treatment of patients in their homes and other low-cost settings over time. As a leader in the home health and hospice markets, we anticipate this shift will help propel our continued growth, particularly in light of our ability to reduce the cost of care below the average of our peers, providing us with greater flexibility in the reimbursement structures.
Patient Preference for Home-Based Care
We believe most patients prefer to receive care in a less intensive setting, such as the home. Based on a 2018 AARP survey, 75% of those over age 50 want to stay in their residence as long as possible as aging in place offers numerous benefits such as life satisfaction, health, and self-esteem. Similarly, a study by the Kaiser Family Foundation from 2017 found that seven in ten Americans would prefer to spend their last days at home as opposed to any other setting of care. In addition, the COVID-19 pandemic has significantly accelerated the demand for high-quality home-based care, and we believe the trend will continue to strengthen.
Emphasis on Value-Based Payment Models
Rising costs are contributing to an increased payor emphasis on value-based models that tie financial incentives to quality of care and efficiency. We believe payors will emphasize reimbursement models driven by value and seek out our clinical outcomes and cost-efficient services. We have a long history of piloting and participating in new and innovative payment programs. In 2019, we were one of the largest home health participants in the initial Bundled Payments for Care Improvements initiative (“BPCI”) Model 3, which has since been discontinued, and produced significant savings in that program. CMS’ voluntary Bundled Payments for Care Improvement Advanced (“BPCI Advanced”) initiative began October 1, 2018, runs through December 31, 2023, and covers 29 types of inpatient and three types of outpatient clinical episodes, including stroke and hip fracture. We continue to evaluate, on a case-by-case basis, appropriate BPCI Advanced and ACO participation opportunities. Importantly, our clinical leadership, including our low hospital readmission rates, positions us to bring the most value to Medicare Advantage payors, who are focused on managing cost of care. As of March 31, 2022, we have collaborated with approximately 175 alternative payment models, including accountable care organizations, Medicare Shared Savings Program ACOs, and Direct Contracting Models.
Significant Near-Term Consolidation Opportunities
As of 2020, there were over 11,300 home health agencies operating, near an all-time high, which presents significant opportunities for consolidation. Currently, approximately 92% of home health agencies generate annual revenue of less than $5.0 million, and the four largest players in the space account for approximately 22% of the total Medicare market. Similar to home health, the hospice market is highly fragmented with 1.7 million Medicare beneficiaries receiving hospice services from approximately 5,000 providers. While we are the fourth largest provider of home health and a leading provider of hospice services in the United States by 2020 Medicare revenues, our low 2.4% market share of total home health and hospice spend suggests significant opportunity to consolidate and grow both segments.
High Cost and Underutilization of End-of-Life Care
Providing care for Medicare beneficiaries in their last year of life continues to be a meaningful cost burden to the U.S. healthcare system, as evidenced by the fact that annual Medicare spending on fee-for-service decedents averages approximately $34,500 per beneficiary—almost four times higher than the average cost for beneficiaries who did not die during the year. Approximately 25% of traditional Medicare spending for healthcare is for services provided to beneficiaries age 65 and older in their last year of life. Additionally, we believe hospice is significantly underutilized, as demonstrated by the high number of individuals who elect hospice care within the last seven days of their lives. As the efficacy of hospice programs continues to improve and utilization of these programs increases, we believe our growing hospice footprint and clinical expertise will provide the framework for us to address the increasing demand for this benefit in the future.
Our Competitive Strengths
We believe we differentiate ourselves from our competitors based on many factors, including the quality of our clinical outcomes, the scale and density of our footprint, our consistent and disciplined operating model, and our people and award-winning culture. We also believe our competitive strengths discussed below give us the ability to adapt and succeed in a healthcare industry facing continuing regulatory changes focused on improving outcomes and reducing costs.
Scale and Density
Our current footprint is the result of our multi-decade effort to establish scale and density in key markets with attractive demographic and regulatory profiles. We are a top five home health provider in 18 states and a top two home health provider in 11 of those states, based on 2020 Medicare revenues. These 18 states, centered in the Southern United States, represented over 39% of the approximately $17 billion of total U.S. home health Medicare expenditures in 2020. Our 34-state footprint represented approximately 69% of the total U.S. home health Medicare expenditures in 2020. Our strong presence in these markets helps us increase operating efficiency and brand awareness. We are able to power operating efficiency by leveraging our market density as our volumes increase, while also enabling our clinicians to spend less time on the road and more time providing care. These operating efficiencies have helped result in a 15.8% lower home health cost per visit for the year ended December 31, 2021 compared to a subset of our publicly traded peers. Our scale and density increase brand awareness through additional patient volumes from referral sources and help us attract and retain talent. Additionally, due to the demographic overlap of our patients, we believe many of our home health patients will eventually require the services of our hospice segment. As of March 31, 2022, 85 of our 99 hospice locations were co-located within our home health markets. There is a significant opportunity to expand this co-location strategy by adding hospice services to our other home health locations. Through our co-location strategy, we minimize gaps in care and disruption to the patient. We believe this continuity of care between our home health and hospice businesses creates a growth opportunity for our hospice business. We are a top ten hospice provider in ten states based on 2020 Medicare revenues. Although we entered hospice more recently than home health, we expect hospice to generate significant growth in the business going forward and to contribute to ongoing efforts to grow scale and density.
Consistent and Disciplined Operating Model
Our operating model, which emphasizes consistency and the disciplined use of technology, has driven our industry leadership in both clinical quality and cost effectiveness. We leverage our comprehensive technology capabilities and centralized administrative functions to define best practices, streamline staffing models, and identify supply chain efficiencies across our extensive platform of operations. We invest significant time and training resources teaching our operators to utilize the informatics of our technology to help drive timely decisions in the field. Our pairing of technology with a culture that includes substantial training resources and well-established operating protocols helps enable a disciplined workforce that delivers superior results. Our disciplined approach and commitment to making metric-driven decisions have enabled us to deliver care at an industry-leading cost per visit. Both our home health cost per visit and our hospice cost per patient day are lower than the average of our publicly traded peers. Finally, a consistent, disciplined operating model allows us to be nimble and responsive to change. We have demonstrated the ability to adapt in the face of numerous significant regulatory and legislative changes. In 2020, we rapidly moved to adapt our operations to the unprecedented COVID-19 pandemic while also successfully managing through significant changes in our Medicare reimbursement systems. We believe our tech-enabled operating model enables us to adopt and integrate new technologies faster than our peers and extend our competitive advantage through our operational efficiencies.
Clinical Expertise and High-Quality Outcomes
We have extensive home-based clinical experience from which we have developed standardized best practices and protocols. We believe these clinical best practices and protocols, when combined with our technology and well-trained, mission-motivated clinicians, help ensure the delivery of consistently high-quality healthcare services, reduced inefficiencies, and improved performance across a spectrum of operational areas. These clinical best practices allow us to have QoPC ratings and 30-day readmission rates that are meaningfully better than the national average. As of January 2022, the last publicly reported Star ratings, our QoPC Star Rating and HHCAHPS Patient Survey Star Rating both averaged 3.7, higher than the national averages of 3.3 and 3.5, respectively. For additional discussion of CMS’s Star ratings, see “Risk Factors—Risks Related to Our Business—Reimbursement Risks.” Additionally, on a non-risk adjusted basis, our 30-day hospital readmission rate was 15.3%, 200 basis points lower than the national average of 17.3% in 2021. We focus on hospital readmission rates as our primary indicator of clinical quality. We believe this focus results in superior clinical outcomes for patients, providers and payors.
People and Award-Winning Culture
We believe our employees, who share our steadfast commitment to providing outstanding care to our patients, are the most valuable asset of our business. Through our employee-first culture, we undertake significant efforts to ensure our clinical and support staff receive the education, training, support and recognition necessary to provide the highest quality care in the most cost-effective manner. We have been recognized for six consecutive years by Fortune magazine as a ‘Top 20 in Healthcare’ in the United States and for nine consecutive years by Modern Healthcare as a ‘Best Place to Work.’ Over the last 11 years, we have received over 144 ‘Best Place to Work’ awards. We believe our award-winning culture is an important component to attracting and retaining talent as demand for our services continues to grow. Promoting employee development and engagement furthers our ability to attract and retain nurses, therapists, and other healthcare professionals in a highly competitive environment where staffing shortages are not uncommon. We support the long-term career aspirations of our employees through education and professional development, including an employee scholarship program, clinical license continuing education units, leadership development training, and other development programs. We believe fostering a strong culture that values diversity, equity, inclusion and belonging, or DEIB, allows us to be competitive in recruiting and retaining employees. We maintain a DEIB program that is overseen by a committee of diverse individuals committed to our mission of a better way to care and supported by a dedicated DEIB specialist role. The program is further supported by four distinct sub-committees comprised of a broad and cross-functional group, including our leadership and front-line staff. In light of well-publicized challenges to hire and retain qualified personnel in the healthcare industry, we believe our culture will be even more important in contributing to our continued success.
Well-Positioned for Value-Based Care
Value-based contracts are a growing focus for us, and as payors emphasize reimbursement models driven by value, we believe they will continue to seek out our clinical outcomes and appreciate our cost-efficient services. We have been partnering with and piloting a variety of new and innovative payment programs since 2014, including our previous participation in Bundled Payments for Care Improvement initiative (“BPCI”) Model 3, where we were one of the largest home health participants. CMS’ voluntary Bundled Payments for Care Improvement Advanced (“BPCI Advanced”) initiative began October 1, 2018, runs through December 31, 2023, and covers 29 types of inpatient and three types of outpatient clinical episodes, including stroke and hip fracture. We continue to evaluate, on a case-by-case basis, appropriate BPCI Advanced and ACO participation. Our history and participation in these programs have allowed us to collaborate with approximately 175 alternative payment models, including ACOs, Medicare Shared Savings Program ACOs, bundled payments and Direct Contracting Models.
Our Growth Strategy
Our growth strategy comprises several avenues for continued growth, including organic growth through existing operations, adding new locations through execution of our de novo strategy, strategic acquisitions, leveraging our expertise in care transitions, expanding Medicare Advantage and exploring adjacent service offerings.
Drive Organic Growth at Existing Operations
We hold a leading position in a number of markets that will allow us the opportunity to generate long-term, attractive organic growth. We believe there will continue to be strong demand for our services due to significant industry tailwinds, as well as our high-quality clinical outcomes and our cost-effective operating model. The states in which we offer home health services represented approximately 69% of total home health Medicare expenditures in 2020. Despite our market-leading position, we have only 2.4% market share of total Medicare home health and hospice spend, suggesting significant runway for growth in our existing footprint. We seek internal growth in our existing markets by increasing the number of referrals we receive from healthcare providers. To achieve this growth, we (1) educate healthcare providers about the benefits of our services, (2) position our agencies to add value in their communities by avoiding unnecessary hospital readmissions, (3) maintain a hyper focus on high-quality care and related outcomes for our patients, (4) identify related products and services needed by our patients and their communities, and (5) provide a superior work environment for our employees. As we continue to grow organically, our scale and density will increase, further reinforcing our ability to deliver cost-effective care.
Execute on De Novo Strategy in New Markets
We will continue to execute on our de novo strategy to complement our organic growth. Since 2015, we have opened 31 locations across 15 states, 17 of which are home health locations and 14 of which are hospice locations. Because our existing footprint includes states that do not have certificate of need laws requiring review and approval by state regulatory bodies prior to introducing new home health and hospice services, there are significant opportunities for us to open de novo locations. See “—Regulation—Certificates of Need” for a summary of state certificate of need laws. We believe there is a significant opportunity for our hospice segment to benefit meaningfully from de novo locations as we open new hospice sites in markets where we already have a home health presence. We believe our ability to leverage our existing home health infrastructure, referral sources and brand enables us to launch new hospice locations in a capital efficient manner.
Pursue Strategic Acquisitions
We will continue to identify and evaluate opportunities for strategic acquisitions in new and existing markets that will enhance our market position and increase our referral base. We plan to continue to focus on building overlap between our home health and hospice locations, as well as identifying attractive new geographies in which we currently do not have a presence. As of March 31, 2022, we had 85 hospice locations in our home health markets. Our home health and hospice agencies operate in highly fragmented markets, and we believe we are well-positioned to be a leading consolidator in the industry. We have historically focused on acquisition opportunities where we believe we can accelerate top-line growth while also expanding profit margins. We have a proven history spanning over 20 years of consummating and fully integrating acquisitions culturally, technologically, and operationally. Since 2015, we have deployed over $760 million of capital on 38 home health and hospice acquisitions, which have contributed significantly to our revenue growth over time. For example, our three largest acquisitions between 2015 and 2019 (of CareSouth in 2015, Camellia Healthcare in 2018 and Alacare Home Health and Hospice in 2019) collectively contributed approximately $340 million to our 2021 consolidated revenues. As an independent home health and hospice company, we believe our enhanced financial flexibility will allow us to be more competitive in future, large-scale acquisition opportunities. We also anticipate joint ventures will be a part of our growth strategy moving forward, as demonstrated by our recent joint venture announcements in Boise, Idaho with Saint Alphonsus Health System on January 5, 2022 and in Miami, Florida with Baptist Health South Florida on February 1, 2022. These joint ventures will enable Enhabit to grow into new geographies in partnership with large healthcare providers in their respective regions. Saint Alphonsus Health System serves southwestern Idaho, eastern Oregon and northern Nevada through multiple facilities and more than 4,000 employees. Baptist Health South Florida serves southern Florida through multiple facilities and more than 20,000 employees.
Leverage Care Transitions Expertise
We have established a strong track record of performance and quality that enables us to develop strong relationships with additional health systems and facility-based providers. We believe we are an attractive partner for patients transitioning from a facility-based setting to the home due to the quality of our outcomes, data management, scale and market density, and proven ability to safely transition high acuity and/or chronically ill patients to the home. Over 36% of all 30-day hospital readmissions occur within the first seven days, which supports the need for a well-organized transition plan from a facility to the home setting. We view our relationships with and extensive knowledge of inpatient rehabilitation facilities to be an important asset as we continue to expand our operations. Encompass found that, in markets where our home health locations overlapped with their inpatient rehabilitation facilities, overall satisfaction, discharge satisfaction and discharge to community scores were significantly higher than in non-overlap markets. Our deep understanding of care transitions and ability to achieve industry-leading hospital readmission rates make us the partner of choice for many facility-based partners. To help drive these strong partnerships, our Care Transition Coordinators and Transition Navigators serve as representatives in transitional care activities and strategic relationships with acute care hospitals and other healthcare providers and are integral to realizing positive outcomes from transitions of care from one setting to another.
Expand Medicare Advantage Focus
We believe our expertise in delivering high-quality and cost-efficient care positions us favorably to capture future Medicare Advantage volumes. On a national basis, approximately 44% of Medicare beneficiaries chose a Medicare Advantage plan over traditional Medicare in November 2021 on a 12-month rolling basis, resulting in a 12% increase in Medicare Advantage enrollment from 2020. The total number of Medicare beneficiaries choosing Medicare Advantage is expected to grow to 51% by 2030. We continue to believe Medicare Advantage payors will be increasingly attracted to our historical track record of providing high-quality outcomes and lower hospital readmission rates, along with our successful participation in risk-based payment models. In 2021, Medicare Advantage accounted for only 10.6% of our revenue, suggesting a significant opportunity to grow this important revenue source.
Explore Adjacent Service Offerings
We have historically focused on the skilled home health and hospice industries. However, evolving alternatives for in-home care may present opportunities for us to develop adjacent service offerings. We will continue to evaluate these opportunities, including:
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Skilled nursing facility-at-home, or “SNF-at-home,” care refers to an emerging service area that seeks to provide care to higher acuity care patients in the home. According to Lincoln Healthcare Leadership, approximately 25% of short-stay SNF episodes can be cared for in the home setting. We believe

SNF-at-home could potentially be an attractive way to leverage our home health operating model. However, SNF-at-home care does not yet have a distinct reimbursement model, state licensure category, or Medicare certification status. A combination of federal and state regulatory action, as well as, new reimbursement policies, will likely be needed before SNF-at-home services develop into a potential expansion opportunity.
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Palliative care services refer to care that improves the quality of life for patients, making the patient as comfortable as possible by anticipating, preventing, diagnosing and treating their symptoms, but does not seek to cure the patient’s underlying illness. Unlike hospice services, which are also palliative in nature, palliative care services are not limited to patients with terminal illnesses. While the nature of the patient care is substantially similar, palliative care services and hospice services are distinct from a state licensure and Medicare reimbursement perspective. Palliative care services are complementary to our existing business because they are often regarded as a bridge between home health and hospice.

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Care management services refer to the management of patient care outside of home health under contracts with Medicare Advantage payors, ACOs or other risk-bearing entities. We currently receive a small amount of revenue from care management services.

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Private duty services refer to the provision of typically non-clinical hourly care to patients with a wide variety of serious or chronic illnesses and conditions or those that need assistance with activities of daily living in their homes. Private duty services typically last 4 to 24 hours a day. We currently provide private duty services through three of our locations, but it is not a material part of our business.

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Hospital-at-home care refers to the provision of acute care hospital services in patients’ homes. The concept received significant industry attention following a March 2020 announcement by CMS allowing Medicare-certified hospitals to request waivers to provide acute hospital care services in patients’ homes during the COVID-19 public health emergency. Hospital-at-home care under Medicare still requires the provider to meet all of the Medicare Conditions of Participation applicable to hospitals and involves a much higher intensity of care than home health agencies are equipped to provide. In order to provide hospital-at-home care, we would need to enter into an arrangement with a Medicare-certified hospital that has received an Acute Hospital Care at Home waiver from CMS to provide acute care hospital services at home on behalf of the hospital. Additionally, it is uncertain what CMS’s position on these services will be after the public health emergency ends.

As we evaluate these opportunities, we continue to assess addressable market, regulatory environment, reimbursement landscape, and other factors to determine the degree to which these services could be complementary additions to our core business while offering suitable returns on investment. If the uncertainties around these services are resolved to our satisfaction, these adjacent services present an opportunity to broaden our service offerings and grow our market share in the home health and hospice industry. See “—Regulation—Evolving Adjacent Services Opportunities” for further discussion of the regulatory status of these service areas.
Our Services
Home Health
Our home health business is the nation’s fourth-largest provider of Medicare-certified skilled home health services in terms of Medicare revenues. Our home health business had 200,626 patient admissions for the year ended December 31, 2021. As of March 31, 2022, we operate 252 home health agencies in 34 states, with a concentration in the Southern United States.
Our home health services are prescribed by a physician typically following an in-home nursing or therapy assessment, an episode of acute illness or surgical intervention, an exacerbation or worsening of a chronic disorder that requires institutionalization, or a patient’s discharge from a hospital, skilled nursing facility, rehabilitation hospital or other institutional setting. In 2021, approximately 37% of our home health patient admissions were from physician offices or other community referral sources, approximately 36% were from acute care hospitals, and approximately 27% were from long-term care facilities, skilled nursing facilities, or rehabilitation hospitals. Services may be provided in lieu of, or to delay the need for, hospitalization. Our home health services are provided on an intermittent basis to patients who are unable to leave their homes without considerable effort, including the homebound elderly and adult infirm.
Our home health services are provided by nurses, physical, occupational and speech therapists, medical social workers and home health aides. Specifically, our registered and licensed practical and vocational nurses provide a variety of medically necessary services to homebound patients who are suffering from acute or chronic illness, recovering from injury or surgery, or who otherwise require care or monitoring. These services include patient education, pain management, wound care and dressing changes, cardiac rehabilitation, infusion therapy, pharmaceutical administration, and skilled observation and assessment. We also have designed best practices to treat chronic diseases and conditions, including diabetes, hypertension, arthritis, Alzheimer’s disease, low vision, spinal stenosis, Parkinson’s disease, osteoporosis, complex wound care and chronic pain, along with disease-specific plans for patients with diabetes, congestive heart failure, post-orthopedic surgery or injury and respiratory diseases. Through our medical social workers, we counsel patients and their families with regard to financial, personal, and social concerns that arise from a patient’s health-related problems.
Our physical, occupational and speech therapists provide therapy services to patients in their homes. Our therapists coordinate multi -disciplinary treatment plans with physicians, nurses and social workers to restore patients’ basic mobility skills, such as getting out of bed, walking safely with crutches or a walker, and restoring range of motion to specific joints; our therapists also assist patients and their families with improving and maintaining functional activities of daily living, such as dressing, cooking, cleaning, and managing other activities safely in the home environment. Our speech and language therapists provide corrective and rehabilitative treatment to patients who suffer from physical or cognitive deficits or disorders that create difficulty with verbal communication or swallowing.
Hospice
Our hospice business is one of the nation’s largest providers of Medicare-certified hospice services in terms of Medicare revenues. For the twelve months ended December 31, 2021, our hospice services had an average daily census of 3,762 hospice patients. As of March 31, 2022, we operate 99 hospice agencies in 22 states, with a concentration in the Southern United States.
We primarily provide hospice services in a patient’s home but may also provide them in a nursing home, assisted living facility, or other patient care facility. In 2021, approximately 88% of our hospice patient admissions were from a community residential setting, approximately 3% were from an acute care hospital, and approximately 9% were from a long-term care facility, skilled nursing facility, or other institutional setting.
Individuals with a terminal illness, such as cancer, heart disease, pulmonary disease or Alzheimer’s, may be eligible for hospice care if they have a life expectancy of six months or less. Our Medicare-certified hospice operations provide a full range of hospice services, including pain and symptom management, palliative and dietary counseling, social worker visits, spiritual counseling, and bereavement counseling for up to 13 months after a patient’s death, all of which are designed to meet the individual physical, emotional, spiritual, and psychosocial needs of terminally ill patients and their families.
Operations
We operate our business in two segments—home health and hospice. Each of our home health and hospice agencies are staffed with clinical and administrative professionals who are experienced in providing a wide range of patient care services. Each of our home health agencies and hospice agencies are licensed and certified by the state and federal governments. Our operations consist of three core areas—field- and branch-level operations, sales team operations, and corporate support operations. We believe separating responsibilities among these categories allows our clinical and administrative professionals to focus on patient care, while enabling our sales team to focus on referral development.
Our branches are managed locally by branch directors who oversee branch clinical and office teams. Branch directors report to an administrator or regional director who oversees one or more branches. Our field-level operations use branch operating metrics provided by Homecare Homebase to monitor performance and quality, monitoring, among other things, volumes, clinician productivity and efficiency and cost per visit.
Our sales team operations are staffed and managed as a standalone group, discussed in “—Sales and Marketing” below.

Our corporate support operations provide centralized services in support of the field, branch and sales team operations, including information technology, human resources, recruiting, finance, and regulatory and legal support services, among others. Our corporate support operations include a central clinical auditing group that performs continual audits on medical records, care plans, and core patient documentation to ensure proper, complete care plans are optimized toward achieving the highest quality outcomes. This corporate support operations team also develops, monitors and deploys operating policies, allowing for consistency of operations measurement and ease of deployment of productivity metrics.
Sales and Marketing
Our metric-driven sales team is staffed and managed as a standalone group within our organization. Each of our markets has a designated sales team based on market demographics and referral sources, among other factors. Our sales team consists of area managers and clinical transition coordinators that serve as local sales representatives. These representatives may specialize in general physician referrals, assisted living referrals, independent living referrals, surgery center referrals, or acute care hospital and inpatient rehabilitation hospital referrals, ensuring we have a broad and diverse set of referral relationships in many of our markets. Local personnel are managed by district managers, who are overseen by a regional manager, a regional vice president, a senior vice president, and an executive vice president of sales.
Within each territory there are team members allocated to all aspects of the referral and patient onboarding process. We believe this high touch approach enables our sales teams to develop deep rooted relationships and build density in the markets they serve, ultimately increasing the volume of patient referrals to our home health and hospice agencies. We continuously look to increase the size of our sales team and implement a more targeted sales strategy focused on reducing overall territory size for existing sales personnel. This creates opportunities for new sales team members to build relationships in territories where greater penetration is desired.
Our sales team has access to a variety of technology platforms which provide real-time market intelligence and analysis to help inform decisions and ensure the most optimal outcome. Not only does this allow our sales force to quickly identify and prioritize valuable referral sources, but it also enables us to share clinical outcome performance indicators with potential referral sources that highlight our clinical expertise.
These technology platforms provide team members with a clear picture of where each referral source is sending their patients and each of our home health and hospice agency’s standing in terms of quality outcomes as compared to those of our competitors. Our web-based portal allows referring physicians to easily monitor the care and progress of patients and to sign orders electronically, ultimately building loyalty with our referral sources.
Acquisitions
We have a targeted acquisition strategy and dedicated team that focuses on quickly and successfully integrating new acquisitions into our platform to leverage our operating efficiencies, ultimately adding to top-line growth and expanding profit margins. Acquisitions have been an important part of our growth strategy, alongside our organic growth and de novo activities. Since 2015, we have completed 38 home health and hospice acquisitions deploying over $760 million of capital. We have used acquisitions both to expand our position in existing markets and to expand into attractive new geographies. Most recently, we completed a transaction to expand our footprint in the Northwestern U.S. through the acquisition of 9 home health and 11 hospice locations that generated approximately $36 million in revenue in 2020. We also anticipate joint ventures will be a part of our growth strategy moving forward, as demonstrated by our recent joint venture announcements in Boise, Idaho with Saint Alphonsus Health System on January 5, 2022 and in Miami, Florida with Baptist Health South Florida on February 1, 2022. These joint ventures will enable Enhabit to grow into new geographies in partnership with large healthcare providers in their respective regions. Saint Alphonsus Health System serves southwestern Idaho, eastern Oregon and northern Nevada through multiple facilities and more than 4,000 employees. Baptist Health South Florida serves southern Florida through multiple facilities and more than 20,000 employees.
We work diligently to fully integrate all acquired businesses into our existing operations in a timely manner, using a dedicated integration team, which ensures consistency in our approach. We believe complete integration is a key driver of continued efficiencies and growth for the businesses we acquire. Personnel retained as part of the acquisition participate in orientation and receive education regarding our company, our operating model, our use of technology and our processes. We integrate the operations of the acquired business to our information management system and our payroll system as soon as practical after the acquisition. Accordingly, the 38 home health and hospice businesses acquired from 2015 through March 31, 2022 have been fully integrated into our operations and have enhanced our scale and density in our target markets. We have a proven track record of growing acquired businesses, improving their profitability and their quality of care, as demonstrated by post-acquisition quality of care and patient satisfaction Star ratings at acquired businesses. As of January 2022, the last publicly reported Star ratings, our Quality of Patient Care (QoPC) Star Rating and HHCAHPS Patient Survey Star Rating both averaged 3.7, higher than the national averages of 3.3 and 3.5, respectively for QoPC and HHCAHPS. Examples of some of our larger acquisitions include the following:
On June 1, 2021, we acquired the home health and hospice assets of Frontier in each of Alaska, Colorado, Montana, Washington and Wyoming for a cash purchase price of approximately $99.0 million. The acquired portfolio consists of 9 home health locations and 11 hospice locations. The acquisition increases our presence in the Northwestern United States.
In July 2019, we completed the acquisition of privately owned Alacare Home Health and Hospice for a cash purchase price of $217.8 million. The Alacare portfolio consisted of 23 home health locations and 23 hospice locations in Alabama. The acquisition was made to enhance our position and ability to provide home healthcare and hospice services to patients across Alabama.
In May 2018, we completed the acquisition of privately owned Camellia Healthcare and affiliated entities for a cash purchase price of $131.4 million. The Camellia Healthcare portfolio consists of home health, hospice and private duty locations in Mississippi, Alabama, Louisiana and Tennessee. The acquisition leveraged our home health and hospice operating platform across key certificate of need states and strengthened our geographic presence in the Southeastern United States.
In November 2015, we completed the acquisition of the home health agency operations of CareSouth Health System, Inc. (“CareSouth”) for a cash purchase price of approximately $170.0 million. The CareSouth acquisition commenced our operations in the markets of Alabama, Georgia, North Carolina, South Carolina, and Tennessee, while also expanding our existing position in Florida and Virginia.
We intend to continue to enhance our competitive position and ability to provide home health and hospice services to an increasing number of patients through selective acquisitions. See Note 2, Business Combinations, to the accompanying consolidated financial statements, for additional information about our acquisition-related activities in 2019, 2020 and 2021.
Sources of Revenue
We receive payment for patient care services from the federal government (primarily under the Medicare program), managed care plans and private insurers, and, to a considerably lesser degree, state governments (under their respective Medicaid or similar programs) and directly from patients. Revenues and receivables from Medicare are significant to our operations. The federal and state governments establish payment rates as described in more detail below. We negotiate the payment rates with non-governmental group purchasers of healthcare services that are included in “Managed care” in the table below, including private insurance companies, employers, health maintenance organizations (“HMOs”), preferred provider organizations (“PPOs”), and other managed care plans. Patients are generally not responsible for the difference between established gross charges and amounts reimbursed for such services under Medicare, Medicaid, and other private insurance plans, HMOs, or PPOs, but patients are responsible to the extent of any exclusions, deductibles, copayments, or coinsurance features of their coverage. Medicare, through its Medicare Advantage program, offers Medicare-eligible individuals an opportunity to participate in managed care plans. For the year ended December 31, 2021, revenues from Medicare and Medicare Advantage represented 92.5% of total Net service revenue.

The following table identifies the sources and relative mix of our revenues for the periods stated for our consolidated business:
	For the Year Ended December 31,
	2021	2020	2019
Medicare	81.9%	83.1%	84.2%
Medicare Advantage	10.6%	10.8%	10.2%
Managed care	5.9%	4.4%	3.6%
Medicaid	1.4%	1.4%	1.7%
Other	0.2%	0.3%	0.3%
Total	100.0%	100.0%	100.0%
Medicare Reimbursement
Medicare is a federal program that provides hospital and medical insurance benefits to persons aged 65 and over, qualified disabled persons, and persons with end-stage renal disease. Medicare, through statutes and regulations, establishes reimbursement methodologies and rates for various types of healthcare providers, facilities, and services. Each year, the Medicare Payment Advisory Commission, an independent agency that advises the United States Congress on issues affecting Medicare, makes payment policy recommendations to Congress for a variety of Medicare payment systems, including, among others, the home health prospective payment system, and the hospice payment system. Congress is not obligated to adopt MedPAC recommendations, and, in previous years, Congress has frequently chosen not to adopt MedPAC’s recommendations. However, MedPAC’s recommendations have, and could in the future, become the basis for subsequent legislative or, as discussed below, regulatory action.
The Medicare statutes are subject to change from time to time. For example, in March 2010, President Obama signed the Patient Protection and Affordable Care Act. With respect to Medicare reimbursement, the 2010 Healthcare Reform Laws provided for specific reductions to healthcare providers’ annual market basket updates and other payment policy changes. In August 2011, President Obama signed into law the Budget Control Act of 2011 providing for an automatic 2% reduction, or “sequestration,” of Medicare program payments for all healthcare providers. Sequestration took effect April 1, 2013 and, as a result of subsequent legislation, will continue through fiscal year 2030 unless Congress and the President take further action. In response to the public health emergency associated with the pandemic, Congress and the President suspended sequestration through April 1, 2022, as discussed further below. Sequestration resumed on April 1, 2022 but with only a 1% payment reduction through June 30, 2022, at which time the 2% reduction will resume. In March 2021, President Biden signed the American Rescue Plan Act. The Congressional Budget Office has estimated that the American Rescue Plan Act will result in budget deficits that will require a 4% reduction in Medicare program payments for 2022 under the Statutory Pay-As-You-Go Act of 2010 unless Congress and the President take action to waive the Statutory PAYGO reductions. The Protecting Medicare and American Farmers from Sequester Cuts Act suspends until 2023 the Statutory PAYGO reductions that would have gone into effect under the American Rescue Plan Act.
On February 9, 2018, President Trump signed into law the Bipartisan Budget Act of 2018 (the “2018 Budget Act”), which includes several provisions affecting Medicare reimbursement. Among those changes, the 2018 Budget Act mandated the adoption of a new Medicare payment model for home health providers which went into effect January 1, 2020. In the future, concerns about the federal deficit and national debt levels could result in enactment of further federal spending reductions, further entitlement reform legislation affecting the Medicare program, or both. The future of the 2010 Healthcare Reform Laws as well as the nature and substance of any other healthcare legislation remain uncertain. Healthcare will almost certainly be the subject of significant regulatory and legislative changes under the Biden administration and a Democrat-controlled Congress.
From time to time, Medicare regulations, including reimbursement methodologies and rates, can be further modified by the Centers for Medicare & Medicaid Services. CMS, subject to its statutory authority, may make some prospective payment system changes, including in response to MedPAC recommendations. For example, CMS instituted a rebasing adjustment in the HH-PPS consistent with a MedPAC recommendation. In some instances, CMS’s modifications can have a substantial impact on healthcare providers. In accordance with Medicare laws and statutes, CMS makes annual adjustments to Medicare payment rates in prospective payment systems, including the HH-PPS and Hospice-PS, by what is commonly known as a “market basket update.” CMS may take other regulatory action affecting rates as well. For example, home health and hospice agencies are required to submit quality data to CMS each year, and the failure to do so in accordance with the rules will result in a 2% reduction in their market basket update. For 2022, we do not expect any of our home health and hospice agencies will experience a reduction in reimbursement rates.
We cannot predict the adjustments to Medicare payment rates Congress or CMS may make in the future. Congress, MedPAC, and CMS will continue to address reimbursement rates for a variety of healthcare settings. Any additional downward adjustment to rates or limitations on reimbursement for the types of agencies we operate and services we provide could have a material adverse effect on our business, financial position, results of operations, and cash flows. For additional discussion of the risks associated with our concentration of revenues from the federal government or with potential changes to the statutes or regulations governing Medicare reimbursement, including the 2018 Budget Act, see “Risk Factors—Risks Related to Our Business— Reimbursement Risks.”
Although reductions or changes in reimbursement from governmental or third-party payors and regulatory changes affecting our business represent one of the most significant challenges to our business, our operations are also affected by other rules and regulations that indirectly affect reimbursement for our services, such as data coding rules and patient coverage rules and determinations. For example, Medicare providers like us can be negatively affected by the adoption of coverage policies, either at the national or local level, that determine whether an item or service is covered and under what clinical circumstances it is considered to be reasonable and necessary. For additional discussion of the risks associated with potential changes in regulations, see “Risk Factors—Risks Related to Our Business—Other Regulatory Risks.”
The Medicare home health benefit is available to patients who need care following discharge from a hospital, as well as patients who suffer from chronic conditions that require skilled intermittent care. While the services received need not be rehabilitative or of a finite duration, patients who require full-time skilled nursing for an extended period of time generally do not qualify for Medicare home health benefits. In order for a Medicare beneficiary to qualify for the Medicare hospice benefit, two physicians must certify that, in their clinical judgment, the beneficiary has less than six months to live, assuming the beneficiary’s disease runs its normal course. In addition, the Medicare beneficiary must affirmatively elect hospice care and waive any rights to other Medicare curative benefits related to his or her terminal illness.
Medicare contractors processing claims for CMS make coverage determinations regarding medical necessity that can represent restrictive interpretations of the CMS coverage rules. Those interpretations are not made through a notice and comment review process. We cannot predict how future CMS coverage rule interpretations or any new local coverage determinations will affect us.
In the ordinary course, Medicare reimbursement claims made by healthcare providers, including home health and hospice agencies, are subject to audit from time to time by governmental payors and their agents, such as the Medicare Administrative Contractors that act as fiscal intermediaries for all Medicare billings, as well as the HHS-OIG, CMS, and state Medicaid programs. In addition to those audits conducted by existing MACs, CMS has developed and instituted various Medicare audit programs under which CMS contracts with private companies to conduct claims and medical record audits. Some contractors are paid a percentage of the overpayments recovered. The RAC’s conduct payment reviews of claims, which can examine coding, overall billing accuracy, and medical necessity. When conducting an audit, the RACs receive claims data directly from MACs on a monthly or quarterly basis. RACs receive a financial incentive based on the amount of the payment errors they identify.
CMS has also established Unified Program Integrity Contractors, previously known as “Zone Program Integrity Contractors,” to perform fraud, waste, and abuse detection, deterrence and prevention activities for Medicare and Medicaid claims. Like the RACs, the UPICs conduct audits and have the ability to refer matters to the HHS-OIG or the United States Department of Justice. Unlike RACs, however, UPICs do not receive a specific financial incentive based on the amount of the payment errors they identify.
As a matter of course, we undertake significant efforts through training, education, and documentation to ensure compliance with coding and medical necessity coverage rules. Despite our belief that our coding and assessment of patients are accurate, audits may lead to assertions that we have been underpaid or overpaid by Medicare or that we have submitted improper claims in some instances. Audits may also require us to incur additional costs to respond to requests for records and defend the validity of payments and claims, and ultimately require us to refund any amounts determined to have been overpaid. We cannot predict when or how these audit programs will affect us. Any denial of a claim for payment, either as a result of an audit or ordinary course payment review by the MAC, is subject to an appeals process that is currently taking numerous years to complete. For additional discussion of these audits and the risks associated with them, see “Risk Factors—Risks Related to Our Business—Reimbursement Risks.”
In response to the public health emergency associated with the COVID-19 pandemic, Congress and CMS adopted several statutory and regulatory measures intended to provide relief to healthcare providers to ensure patients would continue to have adequate access to care. On March 27, 2020, President Trump signed into law the CARES Act, which temporarily suspended sequestration for the period of May 1 through December 31, 2020. The CARES Act also authorized the cash distribution of relief funds from the HHS to healthcare providers. We did not request any relief funds. However, on April 10, 2020, HHS began distributing CARES Act relief funds to our various bank accounts. We refused the CARES Act relief funds, and our banks returned all the funds to HHS. The Consolidated Appropriations Act, 2021, signed into law on December 27, 2020, provides for additional provider relief funds. We intend to refuse any additional provider relief funds distributed in the future, whether authorized under the CARES Act, 2021 Budget Act, or the American Rescue Plan Act. Both the Trump and Biden administrations have enacted laws passed by Congress to extend sequestration suspension. Most recently, on December 10, 2021 President Biden signed the Protecting Medicare and American Farmers from Sequester Cuts Act, which suspended sequestration cuts until April 1, 2022. Sequestration resumed on April 1, 2022 but with only a 1% payment reduction through June 30, 2022, at which time the 2% reduction will resume. The CARES Act, the 2021 Budget Act, the Protecting Medicare and American Farmers from Sequester Cuts Act, and CMS regulatory actions include a number of other provisions, which are discussed below, affecting our reimbursement and operations in both segments.
A basic summary of current Medicare reimbursement in our business segments follows:
Home Health
Medicare pays home health benefits for patients discharged from a hospital or patients otherwise suffering from chronic conditions that require ongoing but intermittent skilled care. As a condition of participation under Medicare, patients must be homebound (meaning unable to leave their home without a considerable and taxing effort), require intermittent skilled nursing, physical therapy or speech therapy services, or have a continuing need for occupational therapy, and receive treatment under a plan of care established and periodically reviewed by a physician. A physician must document that he or she or a qualifying nurse practitioner has had a face-to-face encounter with the patient and then certify to CMS that a patient meets the eligibility requirements for the home health benefit. The CARES Act allows nurse practitioners and physician assistants under certain conditions to certify, establish and periodically review the plan of care, as well as supervise the provision of items and services for beneficiaries and expands the use of telehealth. For regulatory relief during the pandemic, CMS adopted a series of waivers, including expanding the definition of “homebound” to include patients needing skilled services who are homebound due solely to their COVID-19 diagnosis or patients susceptible to contract COVID-19 and limiting and delaying certain quality reporting requirements.
The initial certification of Medicare patient eligibility, plan of care, and comprehensive assessment is valid for a 60-day episode of care. Prior to January 1, 2020, Medicare paid home health providers under the HH-PPS for each 60-day episode of care for each patient. Providers typically received either 50% or 60% of the estimated base payment for the full 60 days for each patient upon submission of the initial claim at the beginning of the episode of care based on the patient’s condition and treatment needs. This partial early payment process is referred to as the Request for Anticipated Payment or “RAP.” The provider received the remaining portion of the payment after the 60-day treatment period, subject to any applicable adjustments.
As of January 1, 2020, Medicare began reimbursing home health providers under PDGM. PDGM replaced a 60-day episode of payment methodology with a 30-day payment period and relies more heavily on clinical characteristics and other patient information (such as principal diagnosis, functional level, referral source, and timing), rather than the therapy service-use thresholds under the prior system, to determine payments. Under PDGM, the initial certification remains valid for 60 days. If a patient remains eligible for care after the initial period as certified by a physician, a new treatment period may begin.

There are currently no limits to the number of home health treatment periods a Medicare patient may receive assuming there is eligibility for each successive period. PDGM also reduced the early payment opportunity available through RAP in 2020. Beginning in 2021, providers no longer have the opportunity to receive early payment through the RAP process. However, providers are required to submit certain RAP documentation components within five days of the start of each payment period and are subject to reimbursement penalties if not timely filed. Beginning in 2022, home health providers will be required to submit a Notice of Admission, or “NOA,” within five days of the start of the initial treatment period. CMS will reduce reimbursement for agencies that fail to submit an NOA timely.
Home health Medicare payments are adjusted based on each patient’s condition and clinical treatment. This is referred to as the “case-mix adjustment”. In addition to the case-mix adjustment, payments for periods of care may be adjusted for other reasons, including unusually large (outlier) costs, low utilization patients (such as those receiving one to five visits based on the case-mix group), and geographic differences in wages. Payments are also made for non-routine medical supplies that are used in treatment.
On October 31, 2019, CMS released its notice of final rulemaking for calendar year 2020 for home health agencies under the HH-PPS (the “2020 HH Rule”). Pursuant to the requirements of the 2018 Budget Act, the 2020 HH Rule finalized the implementation of PDGM for 2020. In addition to the significant changes to the home health reimbursement model related to PDGM, the 2020 HH Rule required additional quality reporting measures and significantly increased the standardized patient assessment data to be collected by providers beginning in 2022. With respect to Medicare reimbursement rates, the 2020 HH Rule implemented a net 1.3% market basket increase (market basket update of 1.5% reduced by 0.2% for an extension of the rural payment add-on factor) in 2020. The 2020 HH Rule then reduced the base payment rate by 4.4% to offset the provider behavioral changes that CMS assumed PDGM would drive.
On October 29, 2020, CMS released its notice of final rulemaking for calendar year 2021 for home health agencies under HH-PPS (the “2021 HH Rule”). The 2021 HH Rule implemented a net 2.0% market basket increase (market basket update of 2.3% reduced by a productivity adjustment of 0.3%) and made changes to the underlying wage index system. Making the previously temporary COVID-19-related relief permanent, the 2021 HH Rule authorized the use of telecommunications technologies in providing care to beneficiaries under the Medicare home health benefit as long as the telecommunications technology met certain criteria and did not replace in-person visits.
On November 2, 2021, CMS released its notice of final rulemaking for calendar year 2022 for home health agencies under the home health prospective payment system (the “2022 HH Rule”). The 2022 HH Rule implements a net 2.6% market basket increase (market basket update of 3.1% reduced by a productivity adjustment of 0.5%), updated the case-mix weights and fixed dollar loss ratio for outlier payments, and included a low utilization payment adjustment (“LUPA”) add-on factor for the first skilled occupational therapy visit in LUPA periods. CMS did not propose to modify the current behavioral adjustment in calendar year 2022 while they continue to analyze home health payments to ensure budget neutrality under the PDGM payment system. In its proposed rules, CMS provided preliminary analysis indicating that an additional approximate 6% budget neutrality adjustment may be necessary in future years although stating that they believe that claims data could be affected by the pandemic and home health agencies adjusting to the new PDGM payment system that was effective in 2020. The 2022 HH Rule also expanded the Home Health Value-Based Purchasing (“HHVBP”) Model, beginning January 1, 2022, to all Medicare-certified home health agencies in the 50 states and territories, and the District of Columbia (with a maximum payment adjustment, upward or downward of 5%). This rulemaking also ended the original HHVBP Model one year early for the home health agencies in the nine original model states. Based on our preliminary analysis, which utilizes, among other things, our patient mix annualized over an eleven-month prior period, our specific geographic coverage area, and other factors, we believe the 2022 HH Rule will result in a net increase to our Medicare payment rates of 3.4% effective for 30-day payment periods ending on or after January 1, 2022. The suspension of the 2% Medicare program payment reductions known as “sequestration” as part of the Protecting Medicare and American Farmers from Sequester Cuts Act expired on April 1, 2022. Sequestration resumed on April 1, 2022 but with only a 1% payment reduction through June 30, 2022, at which time the 2% reduction will resume.
Hospice
Medicare pays hospice benefits for patients with life expectancies of six months or less, as documented by the patient’s physician(s). Under Medicare rules, patients seeking hospice benefits must agree to forgo curative treatment for their terminal medical conditions. Medicare hospice reimbursements are subject to a number of conditions of participation, including the use of volunteers and onsite visits to evaluate aides. Volunteers provide day-to-day administrative and direct patient care services in an amount that, at a minimum, equals 5.0% of the total patient care hours of all paid hospice employees and contract staff. A nurse or other professional conducts an onsite visit every two weeks to evaluate if aides are providing care consistent with the care plan. The CARES Act includes the temporary waiver of the requirement to use volunteers and to conduct a nurse visit every two weeks to evaluate aides and allows for the expanded use of telehealth. The 2021 Budget Act created a new Medicare survey program for hospice agencies that requires a survey at least once every three years. Hospices that are found to be out of compliance could be subjected to new civil monetary penalties that accrue according to days out of compliance, as well as other forms of corrective action.
For each day a patient elects hospice benefits, Medicare pays an adjusted daily rate based on patient location, and payments represent a prospective per diem amount tied to one of four different categories or levels of care: routine home care, continuous home care, inpatient respite care, and general inpatient care. Medicare hospice reimbursements to each provider are also subject to two annual caps, one limiting total hospice payments based on the average annual payment per beneficiary and another limiting payments based on the number of days of inpatient care billed by the hospice provider. There are currently no limits to the number of hospice benefit periods an eligible Medicare patient may receive, and a patient may revoke the benefit at any time.
The cap limiting total Medicare hospice reimbursement is calculated at the end of the hospice cap period, based on the twelve-month period beginning on October 1 each year, which determines the maximum allowable payments per provider. The “80-20 rule” caps inpatient care reimbursement. Under that rule, if the number of inpatient care days of hospice care furnished by us to Medicare hospice beneficiaries under a unique provider number exceeds 20% of the total days of hospice care furnished by us to all Medicare hospice beneficiaries for both inpatient and in home care, Medicare payments to us for inpatient care days exceeding the inpatient cap will be reduced to the routine home care rate, with excess amounts due back to Medicare. This determination is made annually based on the twelve-month period beginning on October 1 each year.
On July 31, 2019, CMS released its notice of final rulemaking for fiscal year 2020 for hospice agencies under the Hospice-PS (the “2020 Hospice Rule”). The 2020 Hospice Rule provided for various pricing updates, including a net market basket update of 2.6% (market basket update of 3.0% reduced by a productivity adjustment of 0.4%), for hospice payments from October 1, 2019 through September 30, 2020 and made other policy updates, including adding a requirement to provide additional cost sharing information to beneficiaries if there are services not covered by the hospice agency.
On July 31, 2020, CMS released its notice of final rulemaking for fiscal year 2021 for hospice agencies under the Hospice-PS (the “2021 Hospice Rule”). The 2021 Hospice Rule implemented a net 2.4% market basket increase from October 1, 2020 through September 30, 2021.
On July 29, 2021, CMS released its final rulemaking for fiscal year 2022 for hospices under the Hospice-PS (the “2022 Hospice Rule”). Under the 2022 Hospice Rule, hospices would receive an aggregate payment increase of 2.0%, resulting from a market basket update of 2.7% reduced by a productivity adjustment of 0.7%. CMS increased the aggregate hospice cap amount to $31,297.61 for fiscal year 2022. The 2022 Hospice Rule also rebased and revised the labor component of all four levels of hospice care (routine home care, continuous home care, inpatient respite care, and general inpatient care) based on Medicare freestanding hospice cost reporting data from 2018. Based on our preliminary analysis, we believe the 2022 Hospice Rule will result in a net increase to our Medicare payment rates of 2.0% effective for hospice stays on or after October 1, 2021. The suspension of the 2% Medicare program payment reductions known as sequestration as part of the Protecting Medicare and American Farmers from Sequester Cuts Act expired on April 1, 2022.
On March 30, 2022, CMS released its notice of proposed rulemaking for fiscal year 2023 for hospice agencies under the Hospice-PS (the “2023 Hospice Proposed Rule”). The 2023 Hospice Proposed Rule includes a net 2.7% increase (market basket update of 3.1% reduced by a productivity adjustment of 0.4%) that would apply, if finalized as proposed, from October 1, 2022 through September 30, 2023. The 2023 Hospice Proposed Rule would increase the aggregate hospice cap amount to $32,142.65 for fiscal year 2023. The 2023 Hospice Proposed Rule would also introduce a permanent cap of 5% on negative wage index changes, regardless of the underlying reasons for the wage index decrease, in order to mitigate the year-to-year impact on hospice payment rates of hospice wage index changes.

For additional discussion of the 2022 Medicare payment rules and other regulatory and legislative initiatives affecting Medicare reimbursement, including relief measures associated with COVID-19 that could impact our businesses, see “—Medicare Reimbursement.”
Managed Care and Other Discount Plans
We negotiate payment rates with certain large group purchasers of healthcare services, including Medicare Advantage, managed care plans, private insurance companies, and third-party administrators. Managed care contracts typically have terms between one and three years, although we have a number of managed care contracts that automatically renew each year (with pre-defined rates) unless a party elects to terminate the contract. In 2021, typical rate increases for our home health and hospice contracts ranged from 0-3%. We cannot provide any assurance we will continue to receive increases in the future. Our managed care staff focuses on establishing and renegotiating contracts that provide equitable reimbursement for the services provided.
Medicaid Reimbursement
Medicaid is a jointly administered and funded federal and state program that provides hospital and medical benefits to qualifying individuals who are deemed unable to afford healthcare. As the Medicaid program is administered by the individual states under the oversight of CMS in accordance with certain regulatory and statutory guidelines, there are substantial differences in reimbursement methodologies and coverage policies from state to state. Many states have experienced shortfalls in their Medicaid budgets and are implementing significant cuts in Medicaid reimbursement rates. Additionally, certain states control Medicaid expenditures through restricting or eliminating coverage of some services. Continuing downward pressure on Medicaid payment rates could cause a decline in that portion of our Net service revenue. However, for the year ended December 31, 2021, Medicaid payments represented only 1.4% of our consolidated Net service revenue. In certain states in which we operate, we are experiencing an increase in Medicaid patients, partially the result of expanded coverage consistent with the intent of the 2010 Healthcare Reform Laws.
Cost Reports
Because of our participation in Medicare and Medicaid, we are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require the submission of annual cost reports covering the revenue, costs, and expenses associated with the services provided by home health and hospice providers to Medicare beneficiaries and Medicaid recipients. These annual cost reports are subject to routine audits that may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. These audits are used for determining if any under- or over-payments were made to these programs and to set payment levels for future years.
Our Competition
The home health and hospice services industries are highly competitive and fragmented. In 2020, there were more than 11,300 home health agencies and more than 5,000 hospice agencies nationwide that were certified to participate in Medicare. We are the fourth-largest provider of Medicare-certified skilled home health services and a leading provider of hospice services in the United States in terms of Medicare revenues. We are a top five home health provider based on Medicare revenues in each of Alaska, Alabama, Arkansas, Arizona, Colorado, Florida, Georgia, Idaho, Kansas, Massachusetts, Montana, New Mexico, Nevada, Oklahoma, Texas, Utah, Virginia and Wyoming. Our primary competition varies from market to market. Providers of home health and hospice services include both not-for-profit and for-profit organizations. There are two other public healthcare companies with a significant presence in the Medicare-certified home health industry, and one insurance company that owns the largest provider of Medicare-certified skilled home health services. Such insurance company not only owns the largest home health provider but, by nature of being a payor, can designate which home health and hospice agencies are in or out of the participating provider networks and can set reimbursement rates for network participants—neither of which we can do.
The primary competitive factors in any given market include the quality and cost of care and service provided, the treatment outcomes achieved, the relationship and reputation with managed care and other private payors and the acute care hospitals, physicians, and other referral sources in the market, and the regulatory barriers to entry in CON states. Risk-bearing, value-based care models have seen greater adoption since the implementation of the 2010 Healthcare Reform Laws. The entities that participate in these types of models are growing in their ability to influence the patient referral landscape in the geographies they cover. The ability to work as part of an integrated care delivery model with other providers could become an increasingly important factor in competition if a significant number of people in a market are participants in one or more of these models. As of March 31, 2022, our home health and hospice segments are collaborating with approximately 175 alternative payment models, including Next Generation ACOs, Medicare Shared Savings Program ACOs, and Direct Contracting Models. Home health providers with scale, which include the other public companies, may have competitive advantages, including professional management, efficient operations, sophisticated information systems, brand recognition, and large referral bases.
Regulation
The healthcare industry is subject to significant federal, state, and local regulation that affects our business activities by controlling the reimbursement we receive for services provided, requiring licensure or certification of our operations, regulating our relationships with physicians and other referral sources, regulating the use of our properties, and controlling our growth. State and local healthcare regulation may cover additional matters such as nurse staffing ratios, healthcare worker safety, marijuana legalization, and assisted suicide. We are also subject to the broader federal and state regulations that prohibit fraud and abuse in the delivery of healthcare services. Congress, HHS-OIG, and the DOJ have historically focused on fraud and abuse in healthcare. Since the 1980s, a steady stream of changes has stiffened penalties or made it easier for the DOJ to impose liability on companies and individuals, and the pace of these changes has only been increasing. The 2018 Budget Act continues this emphasis by increasing the criminal and civil penalties that can be imposed for violating federal healthcare laws. As a healthcare provider, we are subject to periodic audits, examinations and investigations conducted by, or at the direction of, government investigative and oversight agencies. Failure to comply with applicable federal and state healthcare regulations can result in a provider’s exclusion from participation in government reimbursement programs and in substantial civil and criminal penalties. For additional discussion of the regulatory risks associated with our business, see “Risk Factors—Risks Related to Our Business—Other Regulatory Risks.”
We undertake significant effort and expense to provide the medical, nursing, therapy, and ancillary services required to comply with local, state, and federal regulations. We also maintain accreditation for our home health and hospice agencies where required and in other instances where it facilitates more efficient Medicare enrollment. The Community Health Accreditation Program is the most common accrediting organization for our agencies. Accredited agencies are subject to periodic resurvey to ensure the standards are being met. Currently, 69 of our home health service locations, 35 of our home health service providers, 38 of our hospice service locations, and 11 of our hospice service providers are accredited by the Community Health Accreditation Program.
Beyond healthcare specific regulations, we face increasing state and local regulation in areas, such as labor and employment and data privacy, traditionally subject to only or primarily federal regulation. In addition to the risk and burden of new, additional, or more stringent regulatory standards, these state and local regulations often conflict with federal regulation, and with each other. Given the number of locations in which we operate, increasing state and local regulation, which may be more stringent than federal regulation and may even conflict with federal or other state or local regulation, represents a significant burden and risk to us.
We maintain a comprehensive ethics and compliance program to promote conduct and business practices that meet or exceed requirements under laws, regulations, and industry standards. The program monitors Enhabit’s performance on, and raises awareness of, various regulatory requirements among employees and emphasizes the importance of complying with governmental laws and regulations. As part of the compliance program, we provide annual compliance training to our employees and board members and require all employees to anonymously report any violations to their supervisor or another person of authority or through a toll-free telephone hotline.
Licensure and Certification
Healthcare providers are subject to numerous federal, state, and local regulations relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, infection control, and maintenance of adequate records and patient privacy.

Our home health and hospice agencies are each licensed under applicable law, certified by CMS for participation in the Medicare program, and generally certified by the applicable state Medicaid agencies to participate in those programs.
Failure to comply with applicable certification requirements may make our agencies ineligible for Medicare or Medicaid reimbursement. In addition, Medicare or Medicaid may seek retroactive reimbursement from noncompliant providers or otherwise impose sanctions for noncompliance. Non-governmental payors often have the right to terminate provider contracts if the provider loses its Medicare or Medicaid certification.
All Medicare providers are subject to employee screening requirements and associated fees. The screening of employees with patient access must include a licensure check and may include other procedures such as fingerprinting, criminal background checks, unscheduled and unannounced site visits, database checks, and other screening procedures prescribed by CMS and states, as applicable. If a healthcare provider arranges or contracts with an individual or entity who is excluded by HHS-OIG from participation in a federal healthcare program, the provider may be subject to civil monetary penalties if the excluded person renders services reimbursed, directly or indirectly, by a program.
We have developed operational systems to oversee compliance with the various standards and requirements of the Medicare program and have established ongoing quality assurance activities; however, given the complex nature of governmental healthcare regulations, there can be no assurance Medicare, Medicaid, or other regulatory authorities will not allege instances of noncompliance. A determination by a regulatory authority that an agency is not in compliance with applicable requirements could also lead to the assessment of fines or other penalties, loss of licensure, exclusion from participation in Medicare and Medicaid, and the imposition of requirements that the offending agency must take corrective action.
Certificates of Need
In some states and U.S. territories where we operate, the acquisition of existing agencies or the introduction of new home health and hospice services may be subject to review by and prior approval of state regulatory bodies under a CON law. As of March 31, 2022, approximately 35% of our home health and hospice locations are in states or U.S. territories that have CON laws. CON laws require a reviewing authority or agency to determine the public need for additional or expanded healthcare agencies, locations, and services. CON laws in some states require us to abide by certain charity care commitments as a condition for approving a CON. Any instance where we are subject to a CON law, we must obtain it before acquiring, opening, reclassifying, or expanding a healthcare facility, starting a new healthcare program, or opening a new home health or hospice agency.
We potentially face opposition any time we initiate a project requiring a new or amended CON or seek to acquire an existing CON. This opposition may arise either from competing national or regional companies or from local hospitals, agencies, or other providers that file competing applications or oppose the proposed CON project. Opposition to our applications may delay or prevent our future addition of agencies in given markets or increase our costs in seeking those additions. The necessity for these approvals serves as a barrier to entry and has the potential to limit competition for us (in markets where we hold a CON) and for other providers (in markets where we are seeking a CON). We have generally been successful in obtaining CONs or similar approvals, although there can be no assurance we will achieve similar success in the future, and the likelihood of success varies by locality and state. For additional discussion, see “Risk Factors—Risks Related to Our Business—Other Operational and Financial Risks.”
In an attempt to reduce regulation and increase competition, lawmakers in several states have recently proposed modification or even full repeal of CON laws. It appears likely other states will consider CON-related legislation and regulation changes, including in some cases expanding CON requirements.
False Claims
The federal False Claims Act imposes liability for the knowing presentation of a false claim to the United States government and provides for penalties equal to three times the actual amount of any overpayments plus up to approximately $23,000 per claim. Federal civil penalties will be adjusted to account for inflation each year. In addition, the FCA allows private persons, known as “relators,” to file complaints under seal and provides a period of time for the government to investigate such complaints and determine whether to intervene in them and take over the handling of all or part of such complaints. The government and relators may also allege violations of the FCA for the knowing and improper failure to report and refund amounts owed to the government in a timely manner following identification of an overpayment. This is known as a “reverse false claim.” The government deems identification of the overpayment to occur when a person has, or should have through reasonable diligence, determined that an overpayment was received and quantified the overpayment.
Because we furnish thousands of similar services a year for which we are reimbursed by Medicare and other federal payors and there is a relatively long statute of limitations, a billing error, cost reporting error or disagreement over physician medical judgment could result in significant damages and civil and criminal penalties under the FCA. Many states have also adopted similar laws relating to state government payments for healthcare services. The 2010 Healthcare Reform Laws amended the FCA to expand the definition of false claim, to make it easier for the government to initiate and conduct investigations, to enhance the monetary reward to relators where prosecutions are ultimately successful, and to extend the statute of limitations on claims by the government. The federal government has become increasingly aggressive in asserting that incidents of erroneous billing or record keeping represent FCA violations and in challenging the medical judgment of independent physicians as the basis for FCA allegations. Furthermore, well-publicized enforcement actions indicate that the federal government has increasingly sought to use statistical sampling to extrapolate allegations to larger pools of claims or to infer liability without proving knowledge of falsity of individual claims. For additional discussion, see “Risk Factors—Other Regulatory Risks.”
Relationships with Physicians and Other Providers
Anti-Kickback Law. Various state and federal laws regulate relationships between providers of healthcare services, including management or service contracts and investment relationships. Among the most important of these restrictions is a federal law prohibiting the offer, payment, solicitation, or receipt of remuneration by individuals or entities to induce referrals of patients for services reimbursed under the Medicare or Medicaid programs (the “Anti-Kickback Law”). The 2010 Healthcare Reform Laws amended the federal Anti-Kickback Law to provide that proving violations of this law does not require proving actual knowledge or specific intent to commit a violation. Another amendment made it clear that Anti-Kickback Law violations can be the basis for claims under the FCA. These changes and those described above related to the FCA, when combined with other recent federal initiatives, are likely to increase investigation and enforcement efforts in the healthcare industry generally. In addition to standard federal criminal and civil sanctions, including imprisonment and penalties of up to $100,000 for each violation plus tripled damages for improper claims, violators of the Anti-Kickback Law may be subject to exclusion from the Medicare and/or Medicaid programs. Federal civil penalties will be adjusted to account for inflation each year. In 1991, HHS-OIG issued regulations describing compensation arrangements that are not viewed as illegal remuneration under the Anti-Kickback Law. Those regulations provide for certain safe harbors for identified types of compensation arrangements that, if fully complied with, assure participants in the particular arrangement that HHS-OIG will not treat that participation as a criminal offense under the Anti-Kickback Law or as the basis for an exclusion from the Medicare and Medicaid programs or the imposition of civil sanctions.
On November 20, 2020, HHS-OIG finalized a rule to modernize the Anti-Kickback Law by reducing regulatory barriers to care coordination and accelerating adoption of value-based delivery and payment models (the “2020 AKL Rule”). The 2020 AKL Rule adds several new safe harbors for value-based arrangements and modifies several existing safe harbors with the goal of encouraging innovations that are beneficial to patients while maintaining necessary safeguards to protect against fraud and abuse. The 2020 AKL Rule also expands the safe harbor for cybersecurity technology by covering remuneration in the form of cybersecurity technology and services. The new and modified value-based safe harbors are available to home health and hospice providers if the applicable conditions are met.
Failure to fall within a safe harbor does not constitute a violation of the Anti-Kickback Law, but HHS-OIG has indicated failure to fall within a safe harbor may subject an arrangement to increased scrutiny. A violation of the Anti-Kickback Law by us or one or more of our joint ventures could have a material adverse effect upon our business, financial position, results of operations, or cash flows. Even the assertion of a violation could have an adverse effect upon our stock price or reputation.
We operate a few of our home health agencies through joint ventures with institutional healthcare providers that may be in a position to make or influence referrals to us. In addition, we have a number of relationships with physicians and other healthcare providers, including management or service contracts. Some of these investment relationships and contractual relationships may not fall within the protection offered by a safe harbor. Despite our compliance and monitoring efforts, there can be no assurance violations of the Anti-Kickback Law will not be asserted in the future, nor can there be any assurance our defense against any such assertion would be successful. For additional discussion, see “Risk Factors—Risks Related to Our Business—Other Regulatory Risks.”
Physician Self-Referral Law. The federal law commonly known as the “Stark law” and CMS regulations promulgated under the Stark law prohibit physicians from making referrals for “designated health services” including separately billable physical and occupational therapy, and home health services, to an entity in which the physician (or an immediate family member) has an investment interest or other financial relationship, subject to certain exceptions. The Stark law also prohibits those entities from filing claims or billing Medicare for those referred services. Violators of the Stark law and regulations may be subject to recoupments, civil monetary sanctions (up to $26,000 for each violation and assessments up to three times the amount claimed for each prohibited service) and exclusion from any federal, state, or other governmental healthcare programs. The statute also provides a penalty of up to $172,000 for a circumvention scheme. Federal civil penalties will be adjusted to account for inflation each year. There are statutory exceptions to the Stark law for many of the customary financial arrangements between physicians and providers, including personal services contracts and leases. However, in order to be afforded protection by a Stark law exception, the financial arrangement must comply with every requirement of the applicable exception.
On November 20, 2020, CMS finalized a rule implementing various changes to the Stark law to provide better access and outcomes for patients by creating clearer paths for providers to serve patients through enhanced coordinated care agreements (the “2020 Stark Rule”). Notably, the 2020 Stark Rule creates permanent exceptions for value-based compensation arrangements that provide at least one value-based activity, which arrangements must further one value-based purpose, which may include: (1) coordinating and managing patient care; (2) improving quality of care for a target population; (3) reducing costs or expenditure growth without reducing quality of care; and (4) transitioning from health care delivery and payment mechanisms that are based on volume to outcome-based delivery and payment systems. In addition, the 2020 Stark Rule adopts a new exception regarding the provision of cybersecurity items to physicians and makes permanent the electronic health record exception under the Stark law.
The complexity of the Stark law and the associated regulations and their associated strict liability provisions are a challenge for healthcare providers, who do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. We attempt to structure our relationships to meet one or more exceptions to the Stark law, but the regulations implementing the exceptions are detailed and complex. Accordingly, we cannot assure that every relationship complies fully with the Stark law.
Additionally, no assurances can be given that any agency charged with enforcement of the Stark law and regulations might not assert a violation under the Stark law, nor can there be any assurance our defense against any such assertion would be successful or that new federal or state laws governing physician relationships, or new interpretations of existing laws governing such relationships, might not adversely affect relationships we have established with physicians or result in the imposition of penalties on us. A violation of the Stark law by us could have a material adverse effect upon our business, financial position, results of operations, or cash flows. Even the assertion of a violation could have an adverse effect upon our stock price or reputation. For additional discussion of the risks associated with the federal rules and regulations and the 2020 Stark Rule, see the section “Risk Factors—Risks Related to Our Business—Other Regulatory Risks.”
HIPAA
HIPAA broadened the scope of certain fraud and abuse laws by adding several criminal provisions for healthcare fraud offenses that apply to all health benefit programs. HIPAA also added a prohibition against incentives intended to influence decisions by Medicare or Medicaid beneficiaries as to the provider from which they will receive services. In addition, HIPAA created new enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program, and an incentive program under which individuals can receive a monetary reward for providing information on Medicare fraud and abuse that leads to the recovery of at least a portion of the Medicare funds. Penalties for violations of HIPAA include civil and criminal monetary penalties. The HHS-OCR implemented a permanent HIPAA audit program for healthcare providers nationwide in 2016. As of March 31, 2022, we have not been selected for audit.

HIPAA and related HHS regulations contain certain administrative simplification provisions that require the use of uniform electronic data transmission standards for certain healthcare claims and payment transactions submitted or received electronically. HIPAA regulations also regulate the use and disclosure of individually identifiable health related information, whether communicated electronically, on paper, or orally. The regulations provide patients with significant rights related to understanding and controlling how their health information is used or disclosed and require healthcare providers to implement administrative, physical, and technical practices to protect the security of individually identifiable health information.
The HITECH Act modifies and expands the privacy and security requirements of HIPAA. The HITECH Act applies certain of the HIPAA privacy and security requirements directly to business associates of covered entities. The modifications to existing HIPAA requirements include expanded accounting requirements for electronic health records, tighter restrictions on marketing and fundraising, and heightened penalties and enforcement associated with noncompliance. Significantly, the HITECH Act also establishes new mandatory federal requirements for notification of breaches of security involving protected health information. HHS-OCR rules implementing the HITECH Act expand the potential liability for a breach involving protected health information to cover some instances where a subcontractor is responsible for the breaches and that individual or entity was acting within the scope of delegated authority under the related contract or engagement. These rules generally define “breach” to mean the acquisition, access, use or disclosure of protected health information in a manner not permitted by the HIPAA privacy standards, which compromises the security or privacy of protected health information. Under these rules, improper acquisition, access, use, or disclosure is presumed to be a reportable breach, unless the potentially breaching party can demonstrate a low probability that protected health information has been compromised.
In December 2020, HHS-OCR proposed a new rule that would modify HIPAA regulations. According to HHS-OCR, the proposed rule is intended to promote care coordination and value-based care. The proposed changes to the HIPAA rules also provide for strengthening individuals’ rights to access their own health information, including electronic information; improving information sharing for care coordination and case management for individuals; facilitating greater family and caregiver involvement in the care of individuals experiencing emergencies or health crises; enhancing flexibilities for disclosures in emergency or threatening circumstances, such as the opioid and COVID-19 public health emergencies; and reducing administrative burdens on HIPAA covered healthcare providers and health plans, while continuing to protect individuals’ health information privacy interests. Although one of the stated purposes of the proposed rules is to reduce healthcare providers’ burdens, providers would have to engage in a number of activities to come into compliance if the changes are finalized, including changing policies and procedures, changing patient privacy notices and business associate agreements, and training workforce members in the new requirements.
HHS-OCR is responsible for enforcing the requirement that covered entities notify HHS and any individual whose protected health information has been improperly acquired, accessed, used, or disclosed. In certain cases, notice of a breach is required to be made to media outlets. The heightened penalties for noncompliance range from $100 to $50,000 per violation for most violations. In the event of violations due to willful neglect that are not corrected within 30 days, penalties start at $50,000 per violation and are not subject to a per violation statutory maximum. Penalties are also subject to an annual cap for multiple identical violations in a single calendar year. Pursuant to 2019 guidance from HHS-OCR, this enforcement cap ranges from a minimum of $25,000 per year to a maximum of $1,500,000 per year depending on an entity’s level of culpability. Importantly, HHS-OCR has indicated that the failure to conduct a security risk assessment or adequately implement HIPAA compliance policies could qualify as willful neglect.
In addition, there are numerous legislative and regulatory initiatives at the federal and state levels addressing patient privacy concerns. Healthcare providers will continue to remain subject to any federal or state privacy-related laws that may be more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. HHS-OIG and other regulators have also increasingly interpreted laws and regulations in a manner as to increase exposure of healthcare providers to allegations of noncompliance. Any actual or perceived violation of privacy-related laws and regulations, including HIPAA and the HITECH Act, could have a material adverse effect on our business, financial position, results of operations, and cash flows. For additional discussion regarding the risks related to HIPAA and HITECH Act compliance, see “Risk Factors—Other Risks Related to Our Business—Other Regulatory Risks.”

Civil Monetary Penalties Law
Under the Civil Monetary Penalties Law, HHS may impose civil monetary penalties on healthcare providers that present, or cause to be presented, ineligible reimbursement claims for services. The 2018 Budget Act increased the civil monetary penalties, which vary depending on the offense from $5,000 to $100,000 per violation, plus treble damages for the amount at issue and may include exclusion from federal healthcare programs such as Medicare and Medicaid. The penalties are adjusted annually to account for inflation. HHS may seek to impose monetary penalties under this law for, among other things, offering inducements to beneficiaries for program services and filing false or fraudulent claims.
Evolving Adjacent Services Opportunities
There are several currently evolving alternatives for post-acute patient care, including “skilled nursing facility-at-home” (or “SNF-at-home”), palliative care and “hospital-at-home.” However, the regulatory and reimbursement landscape for these services remains subject to uncertainty.
While some healthcare industry stakeholders and clinicians hypothesize that providing SNF-level care in patients’ homes under certain circumstances may lead to improved patient outcomes and lower costs of care for payors, the licensure and reimbursement status of the SNF-at-home delivery model are generally undefined at this time. A combination of federal and state regulatory action, as well as payor reimbursement policies, will likely be needed in order to develop a framework and funding for SNF-at-home services. Unless and until such actions are taken, home-based services designed to approximate the level of care furnished in skilled nursing facilities would need to be delivered in compliance with the existing Medicare certification, state licensure, and payor reimbursement frameworks.
Palliative care focuses on improving quality of life for patients, making the patient as comfortable as possible by anticipating, preventing, diagnosing and treating their symptoms, but does not seek to cure the patient’s underlying illness. Unlike hospice services, which are also palliative in nature, palliative care services are not limited to patients with terminal illnesses. While the nature of the patient care is substantially similar, palliative care and hospice services are distinct from a state licensure and Medicare reimbursement perspective because patients have not yet elected (or have not qualified) to receive the Medicare hospice benefit. Medicare does not recognize palliative care services as a separate reimbursement category, but rather subjects palliative care services delivered by physicians and non-physician practitioners to the normal Medicare Part B coverage and reimbursement rules. Individual categories of professionals, such as nurses, must comply with state professional licensure regulations concerning the scope of practice as applied to palliative care services. In addition, some states may require an entity- or facility-level license, distinct from the hospice license, to provide palliative care services. Payor coverage and reimbursement policies may vary greatly depending on the state, payor, and the patient’s health plan.
Hospital-at-home refers to the provision of acute care hospital services in patients’ homes. The concept received significant industry attention following a March 2020 announcement by CMS allowing Medicare-certified hospitals to request waivers of applicable Medicare Conditions of Participation to provide acute care hospital services in patients’ homes during the COVID-19 public health emergency. On November 25, 2020, CMS expanded and modified this program, which is now called the Acute Hospital Care at Home program. Hospital-at-home care under Medicare still requires the provider to meet all of the Medicare Conditions of Participation applicable to hospitals and involves a much higher intensity of care than home health agencies are equipped to provide. To provide hospital-at-home care, we would need to enter into an arrangement with a Medicare-certified hospital that has received one of these Acute Hospital Care at Home waivers from CMS to be able to provide home acute care services on behalf of the hospital. Furthermore, because the Acute Hospital Care at Home program is a Medicare program designed to address the COVID-19 public health emergency, non-Medicare payor reimbursement policies are unclear and would have to be addressed individually with each payor.
Compliance and Quality of Care
We have developed a compliance program to help ensure we meet regulatory and legal requirements applicable to our business; our compliance program will be overseen primarily by the Compliance/Quality of Care Committee of our board of directors. The Compliance/Quality of Care Committee’s function is to assist our board of directors in fulfilling its fiduciary responsibilities relating to our regulatory compliance and cyber risk management activities and to ensure we deliver quality care to our patients. The committee will be primarily responsible for overseeing, monitoring, and evaluating our compliance with all of our regulatory obligations, other than tax and securities law-related obligations, and reviewing the quality of services provided to patients at our agencies. The specific responsibilities of the Compliance/Quality of Care Committee are, among others, to:
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ensure the establishment and maintenance of a regulatory compliance program and the development of a comprehensive quality of care program designed to measure and improve the quality of care and safety furnished to patients;

•	appoint and oversee the activities of a chief compliance officer with responsibility for developing and implementing our regulatory compliance program;
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oversee the cyber risk management program designed to monitor, mitigate and respond to cyber risks, threats, and incidents, and review periodic reports from the vice president of information technology, including developments in cyber threat environment and cyber risk mitigation efforts;

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review periodic reports from the chief compliance officer, including an annual regulatory compliance report summarizing compliance-related activities undertaken by us during the year, and the results of all regulatory compliance audits conducted during the year; and

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review and approve annually the quality of care program and review periodic reports from the executive vice president of clinical services regarding our efforts to advance patient safety and quality of care.

Our chief compliance officer will provide quarterly reports to the Compliance/Quality of Care Committee on patient privacy compliance efforts and related matters. We also maintain an inter-departmental privacy and security committee that generally meets at least quarterly and oversees our programs and initiatives that seek to protect and secure our data and systems.
Employees
Overview of our Employees. As a provider of healthcare services, we believe our employees are the most important asset of our business. In 2020 and 2021, our employees made inspiring sacrifices and showed extraordinary dedication to providing outstanding patient care in our patients’ homes across the country during the pandemic. As of March 31, 2022, we employed 10,593 individuals, none of which were represented by a labor union. In some markets, the shortage of clinical personnel is a significant operating issue facing healthcare providers. Shortages of nurses and other clinical personnel, including therapists, may, from time to time, require us to increase use of more costly temporary personnel, which we refer to as “contract labor,” and other types of premium pay programs. In order to recruit and retain those clinical employees, we maintain a total rewards program that we view as a combination of the tangible components of pay and benefits with the intangible components of a culture that encourages learning, development, and a supportive work environment. We believe our outstanding employee engagement, discussed below, is evidence that our human capital management efforts have been successful. We also believe our ongoing recognition in Modern Healthcare’s list of ‘Best Places to Work,’ Fortune’s ‘Top 20 in Healthcare,’ and many other awards are further evidence of that success. We focus on the following strategic human capital imperatives:
•	maintaining competitive compensation and benefit programs that reward and recognize employee performance;
•	fostering a strong culture that values inclusion, diversity, and equity; and
•	emphasizing employee development and engagement to attract talent and reduce turnover.
Compensation and Benefits. Maintaining competitive compensation and benefit programs that reward and recognize employee performance furthers our goal to attract, retain, and motivate employees who will help us deliver high-quality patient care. We are also committed to providing comprehensive benefit options that will allow our employees and their families to live healthier and more secure lives. In our compensation and benefit programs:
•	we provide employee wages that are competitive and consistent with employee positions, skill levels, experience, knowledge and geographic location;

•	we base annual increases and incentive compensation on merit, which is communicated to employees through our talent management process as part of our annual review procedures;
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all full-time employees are eligible for health insurance, paid and unpaid leaves, a retirement plan, tuition assistance through the Encompass Scholars and Young Scholars Program, employee assistance services, life and disability/accident coverage, an accrual rate for paid days off, and an extended illness benefit program;

•	we provide an employer match on retirement plan contributions;
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we also offer a wide variety of voluntary benefits that allow employees to select the options that meet their needs, including dental insurance, vision insurance, hospital indemnity insurance, accident insurance, critical illness insurance, supplemental life insurance, disability insurance, health savings accounts, and flexible spending accounts;

•	we have various short-term incentive plans for leadership; and
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we plan to make annual grants of restricted stock to employees at various levels of leadership to foster a strong sense of ownership and align the interests of management with those of our stockholders.

Inclusion, Diversity, and Equity. We believe fostering a strong culture that values diversity, equity, inclusion, and belonging, or DEIB, allows us to be competitive in recruiting and retaining employees. We maintain a DEIB program that is overseen by a committee of diverse individuals committed to our mission of a better way to care and supported by a dedicated DEIB specialist role. The program is further supported by four distinct sub-committees comprised of a broad and cross-functional group, including our leadership and front-line staff. The four components of our inclusion and diversity program are:
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Attract. We are pursuing specific initiatives including inclusion and diversity training for all employees and as a foundational element of our leadership development curriculum, scholastic partnership with historically black colleges, recruitment tools to help identify diverse talent, and ongoing policy reviews to incorporate language that supports inclusion and diversity.

•	Welcome. We have a Welcome Ambassador program to ensure that all employees are welcomed to the organization and are aware of our organizational commitment to inclusion and diversity.
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Support & Equip. We use our weekly blasts and podcasts to educate our employees about inclusion and diversity topics, such as unconscious bias. This education supports our employees by equipping them with the informational tools necessary to better foster an inclusive and diverse workplace.

•	Opportunity. We are pursuing further specific initiatives, including a leadership inclusion and diversity program to identify and create opportunities for diverse leaders.
We were recognized by Modern Healthcare as a ‘Top 100 Best Place to Work for Women and for Diversity’ in 2019.
Employee Development and Engagement. By promoting employee development and engagement, we believe we can increase our ability to attract and retain nurses, therapists, and other healthcare professionals in a highly competitive environment where staffing shortages are not uncommon. We track and measure overall turnover for our full-time employees (excluding those at new agencies and most at the home office) on a quarterly and annual basis for significant trends and outliers, but we do not believe comparisons to benchmarks are meaningful given the variations in survey data across markets and agency sizes.
We support the long-term career aspirations of our employees through education and professional development.
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Education opportunities. We offer our nurses an opportunity to advance their academic degrees at a reduced tuition rate of 20% to 50% of the total program cost. Our full-time nursing and therapy staff also have unlimited access to online education and training to ensure continuing education units are available at no cost.

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Tuition reimbursement and scholarship programs. Employees also have the opportunity to advance their education through our Encompass Scholars and Young Scholars scholarship programs, pursuant to which we award tuition reimbursement grants to employees and their dependents.

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Employee Development Center. We offer extensive on-site and regional courses to develop our employees. Courses include clinical, sales, operations, and leadership development programs that help our employees to stay current on best practices, ensure compliance with policies and process, and promote continued growth and development at all levels of the organization. A state-of-the-art classroom and a broadcast studio have been designed to enhance the educational environment to support adult learning principles and sustained impact of our educational programs.

•	Other employee development programs:
○	career ladders that offer paths to develop, demonstrate, and be rewarded for expanded responsibility in nursing, therapy, case management, sales leadership, and operations management;
○	formal coaching and online development library that provides access to a wide range of readily available internal and external content on many topics important for success in current or desired jobs;
○	robust leadership development program that develops employees interested in supervisory positions through executive leadership; and
○	leadership coaching that provides six months of executive coaching to high-performing leaders.
To further aid in employee development, we have invested in what we believe to be best-in-class technology to offer on demand learning and development programs, including podcasts and a broadcast studio for enhanced virtual learning. Another important aspect of employee development is succession planning. We annually review our talent to identify potential successors for key positions and to identify candidates for accelerated development based on their performance and potential. The annual process includes an assessment of each employee’s promotability based on a set of leadership core competencies defined as part of our talent strategy.
Technology
Technology is embedded in our culture. We continue to deploy and utilize new technologies to improve patient care and achieve operational efficiencies. Over time, we may make investments in technology platforms that are well-differentiated and have the ability to create value for the industry, such as our current minority investment in Medalogix.
We believe our utilization of technology enhances our competitive position in the markets we serve. Our systems also emphasize interoperability with referral sources and other providers coordinating care. We have devoted substantial resources, effort and expertise to leveraging technology to create solutions that improve patient care and operating efficiencies. Optimization of our capabilities in leading-edge technology is embedded in our culture, driving superior clinical, operational and financial outcomes.
We use the Homecare Homebase system, which is a leading IT platform provider in the home health and hospice industries. We license Homecare Homebase pursuant to a client service and license agreement, which is further described in the section titled “Certain Relationships and Related Party Transactions—Related Party Transactions—Agreement with Homecare Homebase.” Homecare Homebase manages the entire patient workflow and provides field clinicians with access to patient records, diagnostic information and notes from prior visits via a mobile application. Real-time, customized feedback and instructions are provided to field clinicians on-site. The system enhances patient data capture and database management, which aids in the development of algorithms that can improve the plan of care.
Our information management system’s data management and reporting ensure management has access to relevant data needed to make timely, accurate decisions. The system features rules-based algorithms that ensure accountability by escalating tasks and notifying management when processes are delayed. It also provides for efficient billing with processes in place to ensure claim completeness.
Our information management system also provides real-time market intelligence to members of our sales team, allowing them to quickly identify the most valuable referral sources. Specialty programs integrate individual physician protocols into the system. We believe this creates loyalty for physicians and facilities, generating greater consistency in future referrals. Additionally, a web-based portal allows referring physicians to easily monitor the care and progress of patients and to sign orders electronically.

We work with Medalogix to improve our patient outcomes. We use Medalogix’s predictive models to help identify patients at risk for unplanned hospitalizations. The models recommend a patient-centered visit utilization plan that optimizes the care we provide to promote discharge without hospitalization and prompts continued touch points with discharged patients to identify and prevent post-discharge hospitalizations. The models stratify the patient population based on hospitalization risk and use interactive voice response technologies to increase touch points with high-risk patients. The models also identify home health patients who are potentially better suited and eligible for hospice care, and then provide objective information to clinicians to help determine whether to initiate a conversation regarding hospice with such patients, their families and their physicians. Ensuring that all patients we treat are receiving care from the service line best matching their care needs is essential in providing the best possible outcomes to each patient we serve.
Properties
We currently maintain our principal executive office at 6688 N. Central Expressway, Ste. 1300, Dallas, Texas 75206, the lease for which expires in May 2024 and has a renewal option for an additional five-year term.
In addition to our home office, as of March 31, 2022, we leased through various consolidated entities 264 agency offices. Our home health and hospice locations are in the localities served by that business and are subject to relatively small space leases, primarily of 5,000 square feet or less. Those space leases are typically five years or less in term. We do not believe any one of our individual properties is material to our consolidated operations.
The following table sets forth information regarding our home health and hospice locations as of March 31, 2022:
State	Home Health Locations	Hospice Locations	Total
Alabama+*	29	27	56
Alaska	1	1	2
Arizona	5	—	5
Arkansas+*	3	2	5
Colorado	6	2	8
Connecticut	1	—	1
Florida	21	—	21
Georgia+	21	4	25
Idaho	8	6	14
Illinois	3	—	3
Indiana	1	—	1
Kansas	4	2	6
Kentucky+*	3	—	3
Louisiana*	1	2	3
Maryland+*	3	—	3
Massachusetts	5	—	5
Mississippi+	9	11	20
Missouri	1	1	2
Montana+	3	5	8
Nevada+*	3	1	4
New Mexico	5	3	8
North Carolina+*	6	—	6
Ohio	1	—	1
Oklahoma	19	2	21
Oregon	2	—	2
Pennsylvania	3	1	4
Rhode Island+*	1	—	1
South Carolina+*	3	1	4
Tennessee+*	7	1	8
Texas	51	15	66
Utah	6	6	12
Virginia	11	2	13

State	Home Health Locations	Hospice Locations	Total
Washington	1	1	2
Wyoming	5	3	8
	252	99	351
+	Home health certificate of need state.
*	Hospice certificate of need state.
Our principal executive office and other properties are suitable for their respective uses and are, in all material respects, adequate for our present needs.
Legal Proceedings
We provide services in the highly regulated healthcare industry. In the ordinary course of our business, we are a party to various legal actions, proceedings, and claims as well as regulatory and other governmental audits and investigations. These matters could potentially subject us to sanctions, damages, recoupments, fines, and other penalties. Some of these matters have been material to us in the past, and others in the future may, either individually or in the aggregate, be material and adverse to our business, financial position, results of operations, and liquidity. We do not believe any of our pending legal proceedings are material to us, but there can be no assurance our assessment will not change based on future developments.
On January 13, 2022, the Federal Trade Commission (“FTC”) issued a Civil Investigative Demand (“CID”) to Encompass. The FTC is investigating whether any company providing home health aide or personal care aide services has engaged in unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act 15. U.S.C. § 45, as amended, by entering, requiring, or enforcing unfair or unreasonable post-employment covenants not to compete or by engaging in related coercive or exploitative employment practices.
On October 26, 2021, we and Encompass filed suit in the district court of Dallas County, Texas against April K. Anthony, the former chief executive officer of our business, for breach of her contractual noncompete, nonsolicitation, and nondisclosure obligations to Encompass and for trade secret misappropriation. Ms. Anthony’s senior management agreement, dated October 7, 2019, provides, among other things, that she shall not (i) directly or indirectly engage in the provision of home health or hospice services in any state in which we are operating for a period one year following her departure, (ii) directly or indirectly induce or attempt to induce any of our employees to leave our employ or in any way interfere with the relationship between us and any employee for a period of two years following her departure, or (iii) disclose to any unauthorized person or directly or indirectly use for her own account any information, observations and data concerning our business and affairs. Ms. Anthony resigned from her position as our chief executive officer on June 18, 2021. In September 2021, we learned of evidence that Ms. Anthony during her tenure with Encompass had engaged in, and was continuing to engage in, solicitation of certain of our employees to join a competing home health and hospice venture. In this suit, Encompass seeks injunctions from the court ordering Ms. Anthony to comply with her senior management agreement, including its noncompete, nonsolicitation, and nondisclosure covenants, and to cease and desist all activities in furtherance of violations of those covenants. The trial commenced on June 6, 2022.
Additionally, the FCA allows private citizens, called “relators,” to institute civil proceedings on behalf of the United States alleging violations of the FCA. These lawsuits, also known as “qui tam” actions, are common in the healthcare industry and can involve significant monetary damages, fines, attorneys’ fees and the award of bounties to the relators who successfully prosecute or bring these suits to the government. It is possible that qui tam lawsuits have been filed against us, which suits remain under seal, or that we are unaware of such filings or precluded by existing law or court order from discussing or disclosing the filing of such suits. Therefore, from time to time, we may be party to one or more undisclosed qui tam cases brought pursuant to the FCA. For additional discussion regarding the FCA, see “Risk Factors—Risks Relating to Our Business—Other Regulatory Risks.”

Relationship with Encompass
Currently, we are, and at all times prior to the completion of the distribution will be, a wholly owned subsidiary of Encompass. Immediately following the completion of the distribution, Encompass will own none of our common stock.
Prior to the distribution, we will enter into a separation and distribution agreement with Encompass as well as various other agreements to provide a framework for our relationship with Encompass after the separation and distribution, including a transition services agreement, an employee matters agreement and a tax matters agreement. These agreements will provide for the allocation between us and Encompass of assets, employees, liabilities and obligations (including its investments, property, and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the separation and distribution and will govern certain relationships between us and Encompass after the separation and distribution.
We have operated as a business segment of Encompass since 2015. As a result, Encompass provides certain services to us, including, but not limited to, executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations. After the separation and distribution, Encompass will not perform these functions for us, other than certain functions that will be provided for a limited time pursuant to the transition services agreement that we expect to enter into with Encompass.
For additional information regarding our relationship with Encompass and the separation and distribution agreement and such other agreements, please refer to sections titled “Risk Factors—Risks Related to the Separation and Distribution” and “Certain Relationships and Related Party Transactions—Historical Relationship with Encompass.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion and analysis together with our consolidated financial statements and related notes included elsewhere in this information statement. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the financial data included in the following discussion. This discussion contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Our future results and financial condition may differ materially from those we currently anticipate as a result of the factors we describe under the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
Overview
Our operations are principally managed on a services basis and include two operating segments for financial reporting purposes: (1) home health; and (2) hospice. For additional information about our business and reportable segments, see the sections titled “Business,” “Risk Factors,” Note 7, Segment Reporting, to the accompanying condensed consolidated financial statements, Note 14, Segment Reporting, to the accompanying consolidated financial statements, and “—Segment Results of Operations.”
Results of Operations Overview
Our segment and consolidated Net service revenue for the three months ended March 31, 2022 and 2021 and for the years ended 2021, 2020, and 2019 is provided in the tables below.
	For the Three Months Ended March 31,
	2022	% of consolidated revenue	2021	% of consolidated revenue
	(In Millions)
Home health segment net service revenue	$224.9	82.0%	$219.9	81.3%
Hospice segment net service revenue	49.4	18.0%	50.6	18.7%
Consolidated net service revenue	$274.3	100.0%	$270.5	100.0%
	For the Year Ended December 31,
	2021	% of consolidated revenue	2020	% of consolidated revenue	2019	% of consolidated revenue
	(In Millions)
Home health segment net service revenue	$897.3	81.1%	$877.6	81.4%	$918.1	84.1%
Hospice segment net service revenue	209.3	18.9%	200.6	18.6%	173.9	15.9%
Consolidated net service revenue	$1,106.6	100.0%	$1,078.2	100.0%	$1,092.0	100.0%
Our Net service revenue increased 1.4% during the three months ended March 31, 2022 compared to the same period of 2021 primarily due to volume and pricing growth in our home health segment. For the year ended December 31, 2021, our Net service revenue increased 2.6% over 2020 due to volume and pricing growth. For the year ended December 31, 2020, our Net service revenue decreased 1.3% from 2019 primarily due to the impact of the COVID-19 pandemic on our home health volumes as discussed below. See “—Results of Operations” and “—Segment Results of Operations.”
COVID-19 Pandemic Impact on our Results of Operations
The rapid onset of the COVID-19 outbreak and the ensuing pandemic (the “pandemic”) in the United States in the first quarter of 2020 resulted in significant changes to our operating environment. The pandemic negatively affected the willingness and ability of patients to seek healthcare services and, in turn, home health and hospice patient volumes. The pandemic-related factors affecting volumes included lower acute care hospital censuses due to shelter-in-place orders, lock downs of assisted living facilities that prevented our home care and hospice clinicians and other care providers from visiting patients and heightened anxiety among patients and their family members regarding the risk of exposure to COVID-19. These factors impacted the number of referrals we received from assisted living facilities, among other things. Additionally, elective procedures were postponed by physicians and acute care hospitals and limited by governmental order. These delays impacted Net service revenue in our home health segment, as patients recovering from elective surgeries have historically represented approximately 15% of our home health admissions. The pandemic and governmental responses to it have also created and continue to exacerbate staffing challenges for us and other healthcare providers, in many cases limiting our ability to admit additional patients at a given location.
In response to the public health emergency associated with the pandemic, Congress and CMS adopted several statutory and regulatory measures intended to provide relief to healthcare providers in order to ensure patients would continue to have adequate access to care. The suspension of sequestration, as described below, positively impacted our home health and hospice revenues by $3.8 million and $1.0 million, respectively, for the three months ended March 31, 2022, $3.2 million and $1.0 million, respectively, for the three months ended March 31, 2021, $15.6 million and $4.2 million, respectively, for the year ended December 31, 2021, and $11.0 million and $2.6 million, respectively, for the year ended December 31, 2020. In addition, while we received some CARES Act relief fund payments for which we did not apply, we informed HHS that we would not accept any of the CARES Act relief funds and repaid all of the funds received.
The pandemic is still evolving and much of its lasting impact remains unknown and difficult to predict, with the impact on our operations and financial performance being dependent upon numerous factors, such as the ongoing nature of the pandemic, its rate of spread, duration, and geographic coverage, the rate and extent to which virus variants emerge, and the administration and adoption rates of effective vaccines. For discussion of the financial and operational impacts we have experienced as a result of the pandemic, see the sections titled “Business” and “Risk Factors” elsewhere in this information statement and “—Results of Operations” and “—Segment Results of Operations” in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Acquisition-Related Activities
On July 1, 2019, we enhanced our position and ability to provide post-acute healthcare services to patients across Alabama by acquiring privately owned Alacare for approximately $217.8 million. The Alacare portfolio consisted of 23 home health and 23 hospice locations in Alabama. We also acquired home health locations in East Providence, Rhode Island and Westport, Massachusetts. Net cash paid for other home health and hospice acquisitions in 2019 totaled $13.7 million.
In 2020, we took a more deliberate approach to our development and expansion efforts as we focused on our response to COVID-19 and mitigating the negative effects on our existing business. In our home health segment, we acquired one home health location in Lynchburg, Virginia for $1.1 million.
On June 1, 2021, we completed the acquisition of the home health and hospice assets of Frontier in Alaska, Colorado, Montana, Washington and Wyoming for a cash purchase price of approximately $99.0 million. The Frontier acquisition included the purchase of a 50% equity interest in the Heart of the Rockies Home Health joint venture and a 90% equity interest in the Hospice of Southwest Montana joint venture (inclusive of an additional 40% equity interest purchased for approximately $4 million). We consolidated both of these joint ventures. On the acquisition date, nine home health and eleven hospice locations became part of our national network of home health and hospice locations. This acquisition was made to expand our existing presence in Colorado and Wyoming and extend our services to Alaska, Montana and Washington. We funded this transaction using cash on hand and contributions from Encompass.
On January 1, 2022, we acquired a 50% equity interest from Frontier in a joint venture with Saint Alphonsus System which operates home health and hospice locations in Boise, Idaho. The total purchase price was $15.9 million and was funded on December 31, 2021.
See Note 2, Business Combinations, to the accompanying consolidated financial statements, for additional information about our acquisition-related activities in 2019, 2020 and 2021 and Note 2, Business Combinations, to the accompanying condensed consolidated financial statements for our acquisition-related activities during the three months ended March 31, 2022.

Factors Affecting Our Performance
There are a number of factors that have impacted, and we believe will continue to impact, our results of operations and growth. These factors include:
Pricing. Generally, the pricing we receive for our services is based on reimbursement rates from payors. Because we derive a substantial portion of our Net service revenue from the Medicare program, our results of operations are heavily impacted by changes in Medicare reimbursement rates, if any. We are also impacted by changes in reimbursement rates by other payors, in particular Medicare Advantage plans. See “Business—Sources of Revenue” elsewhere in this information statement for a table identifying the sources and relative payor mix of our revenues.
Medicare reimbursement rates are subject to change annually, with the potential for more sweeping changes from time to time as a result of Congressional or state legislation. Such legislative or regulatory actions can result in significant changes in our revenues from Medicare. See “Risk Factors—Reimbursement Risks” and “Business—Sources of Revenue—Medicare Reimbursement” for further discussion of regulatory and legislative actions that have impacted the reimbursement rates we receive from Medicare.
The sequestration suspension has been extended a number of times. Sequestration resumed on April 1, 2022 but is only a 1% payment reduction through June 30, 2022. Thereafter, the full 2% Medicare payment reduction will resume. Additional Medicare payment reductions are also possible under the Statutory PAYGO. Statutory PAYGO requires, among other things, that mandatory spending and revenue legislation not increase the federal budget deficit over a five- or ten-year period. If the Office of Management and Budget (the “OMB”) finds there is a deficit, Statutory PAYGO requires OMB to order sequestration of Medicare. The Congressional Budget Office has estimated that the COVID-19 relief package enacted in March 2021, the American Rescue Plan Act, would result in a 4% reduction in fiscal year 2022 Medicare spending under Statutory PAYGO unless Congress acts to waive or otherwise avoid this sequestration.
Volume. In addition to pricing, the volume of services we provide has a significant impact on our Net service revenue. Various factors, including competition, the ongoing impact of the pandemic, our ability to recruit and retain qualified personnel in a highly competitive labor market and increasing regulatory and administrative burdens, may impact our ability to maintain and grow our home health and hospice volumes. In any particular market, we may encounter competition from local or national entities with longer operating histories or other competitive advantages. Aggressive payment review practices by Medicare contractors, aggressive enforcement of regulatory policies by government agencies, and restrictive or burdensome rules, regulations, or statutes governing admissions practices may lead us to not accept patients who would be appropriate for and would benefit from the services we provide. In addition, from time to time, we must obtain regulatory approval to expand our services and locations in states with certificate of need laws. This approval may be withheld or take longer than expected. In the case of new-store volume growth, the addition of home health agencies and hospice agencies to our portfolio also may be difficult and take longer than expected.
We expect that the United States’ aging population will continue to increase long-term demand for the services we provide, which we believe will help us grow our home health and hospice volumes. While we treat patients of all ages, most of our patients are 65 and older, and, due to the increasingly aging United States population, the number of Medicare enrollees is expected to continue to grow approximately 3% per year. More specifically, the average age of our home health patients is approximately 77, and the population group ranging in ages from 75 to 79 is expected to grow at a compound annual growth rate of 5% through 2026. We believe the demand for the services we provide will continue to increase as the U.S. population ages. We believe these factors align with our strengths in, and focus on, home-based services. In addition, we believe the growing percentage of seniors experiencing chronic conditions will result in higher utilization of home health services in the future as patients require more care to support these conditions.
In addition to organic growth, our strategy includes volume growth through strategic acquisitions and de novo location openings. See “Business—Our Growth Strategy” for a discussion of our strategy for growing our volume of services.
Efficiency. Cost and operating efficiencies impact the profitability of the patient care services we provide. We use a number of strategies to drive cost and operating efficiencies within our business. We target markets for expansion and growth that allow us to leverage our existing operations to create operating efficiencies through scale and density. We also leverage technology to create operating and supply chain efficiencies throughout our organization. See “Business—Our Competitive Strengths” for further discussion of the ways we seek to reduce costs while improving patient outcomes.
Recruiting and Retaining High-Quality Personnel. See “Risk Factors” for a discussion of competition for staffing, shortages of qualified personnel, and other factors that may increase our labor costs. Recruiting and retaining qualified personnel, including management, for our home health and hospice agencies remain a high priority for us. We attempt to maintain a comprehensive compensation and benefits package that allows us to remain competitive in this challenging staffing environment while remaining consistent with our goal of being a high-quality, cost-effective provider of home health and hospice services. Additionally, our operations have been affected and may in the future be affected by staffing shortages, due to shortages of qualified personnel and where employees must self-quarantine due to exposure to COVID-19 or where employees are unavailable due to a lack of childcare or care for elderly family.
Our Separation from Encompass. As a result of our separation from Encompass, certain items may impact the comparability of the historical results presented below with our future performance. Specifically, we will incur additional expenses as a result of being a separate public company. To operate as a separate public company, we may need to develop, manage, and train management level and other employees to comply with ongoing public company requirements. We will also incur new expenses as a public company, including public reporting obligations, proxy statements, stockholder meetings, stock exchange fees, transfer agent fees, and SEC and Financial Industry Regulatory Authority filing fees and offering expenses.
We remain confident in the prospects of both of our business segments based on the increasing demands for the services we provide to an aging population. This confidence is further supported by our strong financial foundation and the substantial investments we have made in our businesses. We have a proven track record of working through difficult situations, and we believe in our ability to overcome current and future challenges.
Results of Operations
Payor Mix
During the three months ended March 31, 2022 and 2021, and the years ended December 31, 2021, 2020, and 2019, we derived consolidated Net service revenue from the following payor sources:
	Three Months Ended March 31,		For the Year Ended December 31,
	2022	2021	2021	2020	2019
Medicare	79.2%	82.7%	81.9%	83.1%	84.2%
Medicare Advantage	12.6%	10.4%	10.6%	10.8%	10.2%
Managed care	6.9%	5.3%	5.9%	4.4%	3.6%
Medicaid	1.3%	1.4%	1.4%	1.4%	1.7%
Other	—%	0.2%	0.2%	0.3%	0.3%
Total	100.0%	100.0%	100.0%	100.0%	100.0%
Our payor mix is weighted heavily towards Medicare. We receive Medicare reimbursements under the home health prospective payment system and the hospice payment system. For additional information regarding Medicare reimbursement, see “Business—Sources of Revenue.”
Our consolidated Net service revenue consists primarily of revenues derived from patient care services. Net service revenue also includes other revenues generated from management and administrative fees.
The decline in Medicare reimbursements as a percentage of our Net service revenue, and corresponding increase in Medicare Advantage reimbursements, was primarily driven by continued national enrollment increases in Medicare Advantage Plans by Medicare beneficiaries in our home health segment. The increase in Managed Care reimbursement as a percentage of our Net service revenue during 2021 and 2022 resulted from increased volume and higher reimbursement rates paid by several of our Managed Care payors beginning in June 2021. We expect these trends in enrollment in Medicare Advantage Plans to continue and result in further decreases in Medicare reimbursements as a percentage of our Net service revenue in future periods. For additional discussion of our payor mix by segment, see “—Segment Results of Operations.”
Our Results
Our Results for the Three Months Ended March 31, 2022 and 2021
For the three months ended March 31, 2022 and 2021, our consolidated results of operations were as follows:
	For the Three Months Ended March 31,		Percentage Change
	2022	2021	2022 vs. 2021
	(In Millions)
Net service revenue	$ 274.3	$ 270.5	1.4%
Cost of service (excluding depreciation and amortization)	129.7	124.6	4.1%
Gross margin	144.6	145.9	(0.9)%
General and administrative expenses	100.7	99.9	0.8%
Depreciation and amortization	8.5	9.1	(6.6)%
Operating income	35.4	36.9	(4.1)%
Interest expense	—	0.1	(100.0)%
Equity in net income of nonconsolidated affiliates	—	(0.2)	(100.0)%
Income before income taxes and noncontrolling interests	35.4	37.0	(4.3)%
Income tax expense	8.7	8.7	—%
Net income	26.7	28.3	(5.7)%
Less: Net income attributable to noncontrolling interests	0.6	0.4	50.0%
Net income attributable to Enhabit, Inc.	$26.1	$27.9	(6.5)%
The following table sets forth our consolidated results as a percentage of Net service revenue, except Income tax expense, which is presented as a percentage of Income before income taxes and noncontrolling interests:
For the Three Months Ended March 31,
	2022	2021
Cost of service (excluding depreciation and amortization)	47.3%	46.1%
General and administrative expenses	36.7%	36.9%
Depreciation and amortization	3.1%	3.4%
Income tax expense	24.6%	23.5%
In the discussion that follows, we use “same-store” comparisons to explain the changes in certain performance metrics and line items within our financial statements. We calculate same-store comparisons based on home health and hospice locations open throughout both the full current period and the immediately prior period presented. Locations not open for both the full current period and the immediately prior period presented are considered “new stores.” “New store admission growth” refers to the change in admissions among locations classified as new stores in the current period. These comparisons include the financial results of market consolidation transactions in existing markets, as it is difficult to determine, with precision, the incremental impact of these transactions on our results of operations.
Net Service Revenue
Our Net service revenue increased 1.4% during the three months ended March 31, 2022 compared to the same period of 2021 primarily due to increased volumes, including from the acquisition of Frontier on June 1, 2021, and pricing growth.
Cost of Service (Excluding Depreciation and Amortization)
Cost of service increased in terms of dollars and as a percentage of Net service revenue during the three months ended March 31, 2022 compared to the same period of 2021 primarily due to higher labor costs.

General and Administrative Expenses
General and administrative expenses in terms of dollars and as a percentage of Net service revenue during the three months ended March 31, 2022 were flat compared to the same period of 2021.
Income Tax Expense
Our Income tax expense as a percentage of Income before income taxes and noncontrolling interests increased during the three months ended March 31, 2022 compared to the same period of 2021 primarily due to lower Income before income taxes and noncontrolling interests relative to permanent tax adjustments including state income taxes.
Our Results for 2021, 2020 and 2019
For 2021, 2020, and 2019, our consolidated results of operations were as follows:
	For the Year Ended December 31,			Percentage Change
	2021	2020	2019	2021 vs. 2020	2020 vs. 2019
	(In Millions)
Net service revenue	$1,106.6	$1,078.2	$1,092.0	2.6%	(1.3) %
Cost of service (excluding depreciation and amortization)	513.9	537.5	527.4	(4.4) %	1.9%
Gross margin	592.7	540.7	564.6	9.6%	(4.2) %
General and administrative expenses	412.9	398.0	465.7	3.7%	(14.5) %
Depreciation and amortization	36.9	40.0	37.7	(7.8) %	6.1%
Operating income	142.9	102.7	61.2	39.1%	67.8%
Interest expense	0.3	5.2	28.4	(94.2) %	(81.7) %
Equity in net income of nonconsolidated affiliates	(0.6)	(0.5)	(1.2)	20.0%	(58.3) %
Other income	(4.8)	(2.2)	—	118.2%	N/A
Income before income taxes and noncontrolling interests	148.0	100.2	34.0	47.7%	194.7%
Income tax expense	35.1	24.4	9.2	43.9%	165.2%
Net income	112.9	75.8	24.8	48.9%	205.6%
Less: Net income attributable to noncontrolling interests	1.8	0.8	0.8	125.0%	— %
Net income attributable to Enhabit, Inc.	$111.1	$75.0	$24.0	48.1%	212.5%
The following table sets forth our consolidated results as a percentage of Net service revenue, except Income tax expense, which is presented as a percentage of Income before income taxes and noncontrolling interests:
	For the Year Ended December 31,
	2021	2020	2019
Cost of service (excluding depreciation and amortization)	46.4%	49.9%	48.3%
General and administrative expenses	37.3%	36.9%	42.6%
Depreciation and amortization	3.3%	3.7%	3.5%
Income tax expense	23.7%	24.3%	27.1%
2021 Compared to 2020
Net Service Revenue
Our Net service revenue increased in 2021 compared to 2020 due to growth in volumes and pricing in both segments, including from the acquisition of Frontier on June 1, 2021. See additional discussion in the section titled “—Segment Results of Operations.”
Cost of Service (Excluding Depreciation and Amortization)
Cost of service represents the cost of operating our business, which primarily consists of payroll and related benefits, supplies, rental cost for our locations, purchased services, and ancillary expense such as the cost of pharmacy.

Cost of service decreased in terms of dollars and as a percentage of Net service revenue in 2021 compared to 2020 primarily due to higher cost per visit resulting from additional paid time-off awarded to employees in the second quarter of 2020 (discussed below) partially offset by increases in clinician compensation rates including the impact of industry wide staffing shortages and accompanying pay increases. See additional discussion in “—Segment Results of Operations.”
In early April 2020, we initiated a program for eligible frontline employees to earn additional PTO in recognition of their outstanding efforts during the pandemic. With approximately 4,900 employees benefiting from this additional PTO, we accrued approximately $14 million in salary and benefits expense in the second quarter of 2020 in connection with this award.
General and Administrative Expenses
General and administrative expenses primarily include administrative expenses such as information technology services, human resources, sales and marketing, corporate accounting, legal services, and internal audit and controls that are managed from our corporate headquarters in Dallas, Texas, and allocated costs from Encompass. These expenses also include stock-based compensation expenses and rent for our corporate office.
General and administrative expenses increased both in terms of dollars and as a percentage of Net service revenue in 2021 compared to 2020 due to increased transaction costs associated with the separation from Encompass. Our General and administrative expenses are expected to increase in the future as a stand-alone public company, as discussed in “—Our Separation from Encompass” above.
Depreciation and Amortization
Depreciation and amortization decreased during 2021 compared to 2020 due to a number of intangible assets, including trade names and internal-use software, reaching the end of their useful lives in 2021.
Interest Expense
The decrease in Interest expense in 2021 compared to 2020 primarily resulted from a decrease in the principal balance of debt outstanding. In March 2020, Encompass elected to make a capital contribution eliminating $664.1 million in aggregate principal outstanding under our fixed and variable rate debt.
Cash paid for interest approximated $0.2 million and $5.3 million in 2021 and 2020, respectively. For additional information, see Note 9, Long-term Debt, to the accompanying consolidated financial statements.
Other Income
Other income for 2021 included a $1.6 million gain related to our investment in a healthcare predictive data and analytics company. See Note 15, Related Party Transactions, to the accompanying consolidated financial statements for additional information. Also, Other income for 2021 included a $3.2 million gain as a result of our consolidation of our Home Health South, Florida joint venture and the remeasurement of our previously held equity interest at fair value. See Note 2, Business Combinations, to the accompanying consolidated financial statements for additional information.
Income Tax Expense
Our Income tax expense increased in 2021 compared to 2020 primarily due to higher income before income taxes and noncontrolling interests. Our effective tax rate was 23.7% in 2021 compared to 24.3% for the same period in 2020. The decrease in effective tax rate in 2021 was driven by higher income before income taxes and noncontrolling interests relative to permanent tax adjustments including state income taxes. See also Note 1, Summary of Significant Accounting Policies—Basis of Presentation and Consolidation, and Note 12, Income Taxes, to the accompanying consolidated financial statements, and “—Critical Accounting Estimates.”
Our cash payments for income taxes approximated $28.4 million and $0 million, net of refunds, in 2021 and 2020, respectively. These payments were based on estimates of taxable income for 2021 and our tax sharing agreement with Encompass. In 2021 and 2020, current income tax expense was $26.5 million and $5.9 million, respectively.

2020 Compared to 2019
Net Service Revenue
Our Net service revenue decreased in 2020 compared to 2019 due to a decrease in home health volumes resulting from the pandemic and a decrease in home health pricing resulting primarily from the introduction of the Patient-Driven Groupings Model in January 2020, partially offset by an increase in hospice revenue. See additional discussion in the section titled “—Segment Results of Operations.”
Cost of Service (Excluding Depreciation and Amortization)
Cost of service increased in terms of dollars and as a percentage of Net service revenue in 2020 compared to 2019 primarily due to salary increases for our employees and higher costs due to the pandemic, including the award of additional PTO to employees as discussed above. See additional discussion in “—Segment Results of Operations.”
General and Administrative Expenses
General and administrative expenses decreased both in terms of dollars and as a percentage of Net service revenue in 2020 compared to 2019 due to a decline in stock-based compensation expense. The stock-based compensation expense in 2019 related to the vesting of stock appreciation rights (“SARs”) awarded to management in the 2014 acquisition of our business by Encompass. No unvested SARs remain, and we have not granted SARs in connection with subsequent acquisitions. Accordingly, we do not expect our stock-based compensation expenses to return to 2019 levels in future years. For additional information, see Note 10, Stock-Based Payments, to the accompanying consolidated financial statements. Excluding the decline in stock-based compensation expense, General and administrative expenses increased $13.3 million in 2020 compared to 2019, primarily due to the Alacare acquisition in July 2019. Our General and administrative expenses are expected to increase in the future as a stand-alone public company, as discussed in “—Our Separation from Encompass” above.
Depreciation and Amortization
Depreciation and amortization increased during 2020 compared to 2019 due to depreciation of the assets acquired in the acquisition of Alacare in 2019.
Interest Expense
The decrease in Interest expense in 2020 compared to 2019 primarily resulted from a decrease in the principal balance of debt outstanding. In March 2020, Encompass elected to make a capital contribution eliminating $664.1 million in aggregate principal outstanding under our fixed and variable rate debt. Cash paid for interest approximated $5.3 million and $28.4 million in 2020 and 2019, respectively. For additional information, see Note 9, Long-term Debt, to the accompanying consolidated financial statements.
Other Income
Other income for 2020 included a $2.2 million gain as a result of our consolidation of our Jupiter, Florida home health agency and the remeasurement of our previously held equity interest at fair value.
Income Tax Expense
Our Income tax expense increased in 2020 compared to 2019 primarily due to higher income before income taxes and noncontrolling interest. Our effective tax rate was 24.3% in 2020 compared to 27.1% for the same period of 2019. The decrease in effective tax rate in 2020 was driven by higher income before income taxes and noncontrolling interest relative to permanent tax adjustments including state income taxes, nondeductible expenses and prior period adjustments, partially offset by lower tax windfall benefits. See also Note 1, Summary of Significant Accounting Policies—Basis of Presentation and Consolidation, and Note 12, Income Taxes, to the accompanying consolidated financial statements, and “—Critical Accounting Estimates.”

Our cash payments for income taxes approximated $0 and $22 million, net of refunds, in 2020 and 2019, respectively. These payments were based on estimates of taxable income for 2020 and our tax sharing agreement with Encompass. In 2020 and 2019, current income tax expense was $5.9 million and $7.1 million, respectively.
Impact of Inflation
The healthcare industry is labor intensive, and inflation has and may continue to impact us primarily with respect to our labor costs. Wages and other expenses may increase during periods of inflation or when labor shortages occur in the marketplace. There can be no guarantee we will not continue to experience increases in the cost of labor, as the need for clinical healthcare professionals is expected to grow and is, in fact, growing. In addition, increases in healthcare costs are typically higher than inflation and, as such, would impact our costs under employee benefit plans. Managing these costs remains a significant challenge and priority for us.
Suppliers may pass along rising costs to us in the form of higher prices. In addition, we have experienced higher prices for our medical supplies, including PPE, as a result of the pandemic. Our supply chain efforts and our continual focus on monitoring and actively managing medical supplies and pharmaceutical costs have enabled us to mitigate the effect of increased pricing related to supplies and other operating expenses over the past few years. However, we cannot predict the magnitude of future cost increases including increases in the cost of PPE.
It should be noted that we have little or no ability to pass on these increased costs associated with providing services to Medicare and Medicaid patients due to federal and state laws that establish fixed reimbursement rates, though the annual Medicare reimbursement rate updates for home health and hospice incorporate market basket updates that include measures of inflation and may partially offset increased costs.
Relationships and Transactions with Related Parties
We are party to a client service and license agreement with a third party for which our former chief executive officer serves as executive chairman. For a description of these transactions, see “Certain Relationships and Related Party Transactions—Related Party Transactions—Agreement with Homecare Homebase.” Also see “Business—Relationship with Encompass” for a description of our relationships and transactions with Encompass following the separation.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure of our financial performance. Management believes Adjusted EBITDA assists investors in comparing our operating performance across operating periods on a consistent basis by excluding items that we do not believe are indicative of our operating performance. We reconcile Adjusted EBITDA to Net income.
We calculate “Adjusted EBITDA” as Net income, as calculated in accordance with GAAP, adjusted to exclude (1) net income attributable to noncontrolling interest, (2) interest expense, (3) provision for income tax expense, (4) depreciation and amortization, (5) all unusual or nonrecurring items impacting consolidated Net income, (6) any losses from discontinued operations or the disposal or impairment of assets, (7) fees, costs and expenses incurred with respect to any non-ordinary course litigation or settlement, (8) stock-based compensation expense, (9) costs and expenses associated with changes in the fair value of marketable securities, (10) costs and expenses associated with the issuance or prepayment of debt and acquisitions, and (11) any restructuring charges.
Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States of America, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Therefore, Adjusted EBITDA should not be considered a substitute for Net income. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. Revenues and expenses are measured in accordance with the policies and procedures described in Note 1, Summary of Significant Accounting Policies, to the accompanying consolidated financial statements.

The following table reconciles Net income to Adjusted EBITDA for the three months ended March 31, 2022 and 2021 (in millions):
Reconciliation of Net income to Adjusted EBITDA
	For the Three Months Ended March 31,
	2022	2021
Net Income	$ 26.7	$ 28.3
Income tax expense	8.7	8.7
Interest expense	—	0.1
Depreciation and amortization	8.5	9.1
Gain on disposal or impairment of assets	(0.1)	(0.1)
Stock-based compensation	1.3	0.6
Stock-based compensation included in overhead allocation	0.5	0.2
Net income attributable to noncontrolling interest	(0.6)	(0.4)
Transaction costs	2.0	0.7
Adjusted EBITDA	$47.0	$ 47.2
The following table reconciles Net income to Adjusted EBITDA for the years ended December 31, 2021, 2020, and 2019 was as follows (in millions):
Reconciliation of Net income to Adjusted EBITDA
	For the Year Ended December 31,
	2021	2020	2019
Net Income	$112.9	$75.8	$24.8
Income tax expense	35.1	24.4	9.2
Interest expense	0.3	5.2	28.4
Depreciation and amortization	36.9	40.0	37.7
(Gain) loss on disposal or impairment of assets	(0.8)	1.1	—
Stock-based compensation	3.6	3.9	84.9
Stock-based compensation included in overhead allocation	2.3	2.0	2.5
Net income attributable to noncontrolling interest	(1.8)	(0.8)	(0.8)
Transaction costs	11.9	—	2.1
Gain on consolidation of joint venture formerly accounted for under the equity method of accounting	(3.2)	(2.2)	—
Payroll taxes on SARs exercise	—	1.5	1.0
Adjusted EBITDA	$197.2	$150.9	$189.8
For additional information, see “—Results of Operations” and “—Segment Results of Operations.”
Segment Results of Operations
Our internal financial reporting and management structure is focused on the major types of services we provide. We manage our operations using two operating segments which are also our reportable segments: (1) home health; and (2) hospice. For additional information regarding our business segments, including a detailed description of the services we provide, financial data for each segment, and a reconciliation of total Segment Adjusted EBITDA to Income before income taxes and noncontrolling interests, see Note 7, Segment Reporting, to the accompanying condensed consolidated financial statements and Note 14, Segment Reporting, to the accompanying consolidated financial statements.

Home Health
Our Home Health Segment Results for the Three Months Ended March 31, 2022 and 2021
During the three months ended March 31, 2022 and 2021, our home health segment derived its Net service revenue from the following payor sources:
	For the Three Months Ended March 31,
	2022	2021
Medicare	75.4%	79.2%
Medicare Advantage	15.3%	12.7%
Managed care	7.9%	6.3%
Medicaid	1.4%	1.6%
Other	—%	0.2%
Total	100.0%	100.0%
Additional information regarding our home health segment’s operating results for the three months ended March 31, 2022 and 2021, is as follows:
	For the Three Months Ended March 31,		Percentage Change
	2022	2021	2022 vs. 2021
	(In Millions, Except Percentage Change)
Net service revenue:
Episodic	$191.7	$194.2	(1.3)%
Non-episodic	30.4	22.2	36.9%
Other	2.8	3.5	(20.0)%
Home health segment revenue	224.9	219.9	2.3%
Cost of service (excluding depreciation and amortization)	108.0	103.0	4.9%
Gross margin	116.9	116.9	—%
General and administrative expenses	58.7	60.7	(3.3)%
Equity earnings and noncontrolling interests	0.5	0.2	150.0%
Home health Segment Adjusted EBITDA(a)	$57.7	$56.0	3.0%
	(Actual Amounts)
Episodic:
Admissions	38,971	40,215	(3.1)%
Recertifications	25,808	28,083	(8.1)%
Completed episodes	63,111	66,435	(5.0)%
Visits	957,831	1,048,017	(8.6)%
Revenue per episode	$3,038	$2,923	3.9%
Non-Episodic:
Admissions	14,338	10,584	35.5%
Recertifications	5,979	3,819	56.6%
Visits	270,253	191,056	41.5%
Revenue per visit	$112	$116	(3.4)%
Total:
Admission	53,309	50,799	4.9%
Recertifications	31,787	31,902	(0.4)%
Starts of care (total admissions and recertifications)	85,096	82,701	2.9%
Visits	1,228,084	1,239,073	(0.9)%
Cost per visit	$86	$81	6.2%
(a)	Segment Adjusted EBITDA is presented in conformity with ASC 280, Segment Reporting, as a measure reported to management for purposes of making decisions on allocating resources and addressing the performance of our segments. Segment Adjusted EBITDA is calculated similarly to consolidated Adjusted EBITDA but excludes corporate overhead costs that are not allocated to reportable segments because they are not considered when management evaluates segment performance. See Note 7, Segment Reporting, to the accompanying condensed consolidated financial statements, for additional information about Segment Adjusted EBITDA.
Expenses as a % of Net Service Revenue
	For the Three Months Ended March 31,
	2022	2021
Cost of service (excluding depreciation and amortization)	48.0%	46.8%
General and administrative expenses	26.1%	27.6%
Net Service Revenue
The increase in home health Net service revenue during the three months ended March 31, 2022 compared to the same period of 2021 was driven by an increase in volumes and episodic pricing. Total starts of care increased during 2022 compared to 2021 primarily due to the acquisition of Frontier on June 1, 2021 and increased nonepisodic admissions and recertifications. Episodic admissions declined during 2022 compared to 2021 primarily due to the conversion of admissions from episodic to non-episodic under a national payor contract and staffing challenges which negatively impacted our ability to accept new patients. The increase in revenue per episode during 2022 compared to 2021 was primarily driven by an increase in Medicare reimbursement rates.
Segment Adjusted EBITDA
The increase in home health Segment Adjusted EBITDA during the three months ended March 31, 2022 compared to the same period of 2021 resulted from the increase in Net service revenue as discussed above partially offset by higher Cost of service as a percentage of revenue during 2022 primarily resulting from higher labor costs.
Our Home Health Segment Results for the Years Ended December 31, 2021, 2020 and 2019
During the years ended December 31, 2021, 2020, and 2019, our home health segment derived its Net service revenue from the following payor sources:
For the Year Ended December 31,
	2021	2020	2019
Medicare	78.2%	79.5%	81.6%
Medicare Advantage	13.1%	13.2%	12.2%
Managed care	6.9%	5.2%	4.1%
Medicaid	1.6%	1.8%	1.8%
Other	0.2%	0.3%	0.3%
Total	100.0%	100.0%	100.0%
The decline in Medicare reimbursement as a percentage of our home health Net service revenue during 2021, 2020 and 2019, and corresponding increase in Medicare Advantage reimbursement, is primarily the result of continued national enrollment increases in Medicare Advantage plans by Medicare beneficiaries. The increase in Managed Care reimbursement as a percentage of our Net service revenue during 2021 resulted from increased volume and higher reimbursement rates paid by several of our Managed Care payors beginning in June 2021.

Additional information regarding our home health segment’s operating results for the years ended December 31, 2021, 2020, and 2019, is as follows:
	For the Year Ended December 31,			Percentage Change
	2021	2020	2019	2021 vs. 2020	2020 vs. 2019
	(In Millions, Except Percentage Change)
Net service revenue:
Episodic	$781.5	$780.0	$818.9	0.2%	(4.8) %
Non-episodic	102.0	82.3	83.4	23.9%	(1.3) %
Other	13.8	15.3	15.8	(9.8) %	(3.2) %
Home health segment revenue	897.3	877.6	918.1	2.2%	(4.4) %
Cost of service (excluding depreciation and amortization)	423.5	443.8	445.6	(4.6) %	(0.4) %
Gross margin	473.8	433.8	472.5	9.2%	(8.2) %
General and administrative expenses	244.2	248.7	244.7	(1.8) %	1.6%
Other income	(1.6)	—	—	N/A	— %
Equity earnings and noncontrolling interests	1.1	0.5	(0.4)	120.0%	225.0%
Home health Segment Adjusted EBITDA(a)	$230.1	$184.6	$228.2	24.6%	(19.1) %
	(Actual Amounts)
Episodic:
Admissions	155,357	158,912	159,727	(2.2) %	(0.5) %
Recertifications	111,394	114,775	116,084	(2.9) %	(1.1) %
Completed episodes	264,581	268,508	275,578	(1.5) %	(2.6) %
Visits	4,071,600	4,410,183	4,710,528	(7.7) %	(6.4) %
Revenue per episode	$2,954	$2,905	$2,972	1.7%	(2.3) %
Non-Episodic:
Admissions	45,269	35,337	34,771	28.1%	1.6%
Recertifications	19,865	13,923	13,905	42.7%	0.1%
Visits	898,099	729,289	721,363	23.1%	1.1%
Revenue per visit	$114	$113	$116	0.9%	(2.6) %
Total:
Admissions	200,626	194,249	194,498	3.3%	(0.1) %
Recertifications	131,259	128,698	129,989	2.0%	(1.0) %
Starts of care (total of admissions and recertifications)	331,885	322,947	324,487	2.8%	(0.5) %
Visits	4,969,699	5,139,472	5,431,621	(3.3) %	(5.4) %
Cost per visit	$83	$84	$80	(1.2) %	5.0%
(a)
Segment Adjusted EBITDA is presented in conformity with ASC 280, Segment Reporting, as a measure reported to management for purposes of making decisions on allocating resources and addressing the performance of our segments. Segment Adjusted EBITDA is calculated similarly to consolidated Adjusted EBITDA but excludes corporate overhead costs that are not allocated to reportable segments because they are not considered when management evaluates segment performance. See Note 14, Segment Reporting, to the accompanying consolidated financial statements for additional information about Segment Adjusted EBITDA.

Expenses as a % of Net Service Revenue
	For the Year Ended December 31,
	2021	2020	2019
Cost of service (excluding depreciation and amortization)	47.2%	50.6%	48.5%
General and administrative expenses	27.2%	28.3%	26.7%

2021 Compared to 2020
Net Service Revenue
The increase in home health Net service revenue in 2021 compared to 2020 was driven by an increase in volumes and pricing. Total admissions and recertifications increased during 2021 compared to 2020 primarily due to the acquisition of Frontier on June 1, 2021 and increased non-episodic admissions and recertifications as a result of our national contract with United Healthcare. Episodic admissions declined during 2021 compared to 2020 primarily due to the conversion of admissions to non-episodic under the national contract discussed above. Same store episodic admissions decreased 3.6% in 2021 compared to 2020 due to staffing challenges as a result of the pandemic and resulting constraints on ability to accept new patients. The increase in revenue per episode during 2021 compared to 2020 resulted from an increase in reimbursement rates and the suspension of sequestration partially offset by the mix between early and late payment periods.
Beginning in mid-March 2020, we experienced decreased volumes in the home health segment which resulted from a number of conditions related to the pandemic including: the deferral of elective surgeries and shelter-in-place orders, restrictive visitation policies in place at acute care hospitals that severely limited access to patients and caregivers by our sales personnel, lockdown of assisted living facilities, and heightened anxiety among patients and their family members regarding the risk of exposure to COVID-19.
Home health starts of care reached a low point the week ended April 12, 2020 (Easter weekend). While home health starts of care have substantially recovered, a resurgence of COVID-19 infections could continue to cause disruptions to our volumes.
Segment Adjusted EBITDA
The increase in Adjusted EBITDA during 2021 compared to 2020 resulted from the increase in Net service revenue as discussed above and a decrease in Cost of services as a percent of revenue. Cost of services decreased as a percent of revenue for 2021 compared to 2020 primarily due to lower cost per visit resulting from additional paid-time-off awarded to employees in the second quarter of 2020 (discussed above) partially offset by increases in clinician compensation rates, including the impact of industry wide staffing shortages in 2021.
2020 Compared to 2019
Net Service Revenue
The decline in home health Net service revenue during 2020 compared to 2019 was driven by decreased episodic volumes and lower pricing. Same-store episodic admissions declined 6.1% during 2020 compared to 2019 primarily due to the pandemic. New-store episodic admissions growth of 5.6% for 2020 primarily resulted from the acquisition of Alacare on July 1, 2019. Revenue per episode during 2020 compared to 2019 was negatively impacted by the implementation of PDGM on January 1, 2020, which was partially offset by the suspension of sequestration starting in May 2020.
Segment Adjusted EBITDA
The decrease in home health Segment Adjusted EBITDA during 2020 compared to 2019 resulted from the decrease in segment revenue, as discussed above, and an increase in Cost of service and General and administrative expenses as a percentage of revenue. Cost of service as a percentage of revenue increased primarily due to COVID-related impacts on patient volumes, staff productivity and medical supplies, as well as the award of additional paid-time-off to employees in response to the pandemic as discussed previously. Cost per visit also increased during 2020 compared to 2019 as a result of the matters noted here for Cost of service when combined with the lower overall visit volumes from the impact of COVID-19 during 2020. Our General and administrative expenses increased during 2020 as compared to 2019 due to the full-year impact of the 2019 Alacare acquisition partially offset by a decrease in travel and meals & entertainment expenses as a result of the pandemic. As a percentage of revenue, however, our General and administrative expenses increased 1.6% primarily due to the decline in revenue from the impact of COVID-19 and the implementation of PDGM.

Hospice
Our Hospice Segment Results for the Three Months Ended March 31, 2022 and 2021
During the three months ended March 31, 2022 and 2021, our hospice segment derived its Net service revenue from the following payor sources:
	For the Three Months Ended March 31,
	2022	2021
Medicare	97.0%	98.4%
Managed care	2.2%	1.0%
Medicaid	0.8%	0.6%
Total	100.0%	100.0%
Additional information regarding our hospice segment’s operating results for the three months ended March 31, 2022 and 2021, is as follows:
	For the Three Months Ended March 31,		Percentage Change
	2022	2021	2022 vs. 2021
	(In Millions, Except Percentage Change)
Hospice segment revenue	$49.4	$50.6	(2.4)%
Cost of service (excluding depreciation and amortization)	21.7	21.6	0.5%
Gross margin	27.7	29.0	(4.5)%
General and administrative expenses	14.9	15.5	(3.9)%
Equity earnings and noncontrolling interests	0.1	—	N/A
Hospice Segment Adjusted EBITDA(a)	$12.7	$13.5	(5.9)%
	(Actual Amounts)
Total:
Admissions	3,246	3,330	(2.5)%
Patient days	319,834	334,400	(4.4)%
Average daily census	3,554	3,716	(4.4)%
Revenue per patient day	$154	$151	2.0%
Cost per patient day	$68	$65	4.6%
(a)
Segment Adjusted EBITDA is presented in conformity with ASC 280, Segment Reporting, as a measure reported to management for purposes of making decisions on allocating resources and addressing the performance of our segments. Segment Adjusted EBITDA is calculated similarly to consolidated Adjusted EBITDA but excludes corporate overhead costs that are not allocated to reportable segments because they are not considered when management evaluates segment performance. See Note 7, Segment Reporting, to the accompanying condensed consolidated financial statements, for additional information about Segment Adjusted EBITDA.

Expenses as a % of Net Service Revenue
	For the Three Months Ended March 31,
	2022	2021
Cost of service (excluding depreciation and amortization)	43.9%	42.7%
General and administrative expenses	30.2%	30.6%
Net Service Revenue
The decrease in hospice Net service revenue during the three months ended March 31, 2022 compared to the same period of 2021 was driven by lower volumes primarily due to a decrease in same store admissions partially offset by the acquisition of Frontier on June 1, 2021. The increase in revenue per patient day during 2022 as compared to 2021 was primarily the result of an increase in Medicare reimbursement rates.

Segment Adjusted EBITDA
The decrease in hospice Segment Adjusted EBITDA during the three months ended March 31, 2022 compared to the same period of 2021 was primarily due to the decrease in segment revenue as discussed above and increased Cost of service primarily resulting from higher labor costs.
Our Home Health Segment Results for the Years Ended December 31, 2021, 2020 and 2019
During the years ended December 31, 2021, 2020, and 2019, our hospice segment derived its Net service revenue from the following payor sources:
For the Year Ended December 31,
	2021	2020	2019
Medicare	97.9%	99.1%	98.0%
Managed care	1.5%	0.9%	1.0%
Medicaid	0.6%	— %	1.0%
Total	100.0%	100.0%	100.0%
Additional information regarding our hospice segment’s operating results for the years ended December 31, 2021, 2020, and 2019, is as follows:
	For the Year Ended December 31,			Percentage Change
	2021	2020	2019	2021 vs. 2020	2020 vs. 2019
	(In Millions, Except Percentage Change)
Hospice segment revenue	$209.3	$200.6	$173.9	4.3%	15.4%
Cost of service (excluding depreciation and amortization)	90.4	93.7	81.8	(3.5) %	14.5%
Gross margin	118.9	106.9	92.1	11.2%	16.1%
General and administrative expenses	62.6	60.4	42.8	3.6%	41.1%
Equity earnings and noncontrolling interests	0.1	(0.2)	—	(150.0) %	N/A
Hospice Segment Adjusted EBITDA(a)	$56.2	$46.7	$49.3	20.3%	(5.3) %
	(Actual Amounts)
Total:
Admissions	13,113	12,878	10,452	1.8%	23.2%
Patient days	1,372,980	1,367,060	1,197,927	0.4%	14.1%
Average daily census	3,762	3,735	3,282	0.7%	13.8%
Revenue per patient day	$152	$147	$145	3.4%	1.4%
Cost per patient day	$66	$69	$68	(4.3) %	1.5%
(a)
Segment Adjusted EBITDA is presented in conformity with ASC 280, Segment Reporting, as a measure reported to management for purposes of making decisions on allocating resources and addressing the performance of our segments. Segment Adjusted EBITDA is calculated similarly to consolidated Adjusted EBITDA but excludes corporate overhead costs that are not allocated to reportable segments because they are not considered when management evaluates segment performance. See Note 14, Segment Reporting, to the accompanying consolidated financial statements for additional information about Segment Adjusted EBITDA.

Expenses as a % of Net Service Revenues
	For the Year Ended December 31,
	2021	2020	2019
Cost of service (excluding depreciation and amortization)	43.2%	46.7%	47.0%
General and administrative expenses	29.9%	30.1%	24.6%

2021 Compared to 2020

Net Service Revenue
The increase in hospice Net service revenue during 2021 compared to 2020 was driven by increased volumes, primarily due to the acquisition of Frontier on June 1, 2021, and higher pricing. Same store admissions declined in 2021 compared to 2020 due to staffing challenges as a result of the pandemic and resulting constraints on ability to accept new patients. The average daily census increase trailed the increase in admissions as a result of a declining average length of stay in 2021 as compared to 2020. The increase in revenue per patient day during 2021 as compared to 2020 was primarily the result of the annual Medicare pricing increase and the suspension of sequestration.
Segment Adjusted EBITDA
The increase in hospice Segment Adjusted EBITDA during 2021 compared to 2020 resulted from the increase in Net service revenue and the additional paid-time-off awarded to employees in the second quarter of 2020 (discussed above).
2020 Compared to 2019
Net Service Revenue
The increase in hospice Net service revenue during 2020 compared to 2019 was primarily driven by increased volumes from organic growth and the full-year benefit of the Alacare acquisition in July 2019. Same-store admissions increased 8.1% during 2020 compared to 2019 primarily due to the growth and maturing of our existing market operations. The average daily census increase trailed the increase in admissions as a result of a declining average length of stay in 2020 as compared to 2019. The revenue per patient day increase during 2020 as compared to 2019 was primarily the result of annual Medicare pricing increases and the suspension of sequestration starting in May 2020.
See Note 2, Business Combinations, to the accompanying consolidated financial statements or information regarding our acquisition of Alacare.
Segment Adjusted EBITDA
The decrease in hospice Segment Adjusted EBITDA during 2020 compared to 2019 resulted from the increased medical supplies and the award of additional paid-time-off to employees in response to the pandemic, as discussed previously, along with increases in General and administrative expenses principally from additional investments in sales and marketing initiatives. Our Cost of service as a percentage of revenue decreased, primarily due to the impact of lower visit volumes as a result of the pandemic. This decrease, along with continued improvements in clinical productivity, more than offset the increases during 2020 in medical supplies and the award of additional paid-time-off to employees in response to the pandemic. General and administrative expenses increased in real dollars from the full-year impact of the Alacare acquisition in July 2019, while the increase as a percentage of revenue was primarily due to additional investments in sales and marketing initiatives to support continued organic growth.
Liquidity and Capital Resources
Historic Liquidity and Capital Resources
We have historically financed our operations primarily through cash generated from our operations and intercompany debt arrangements with Encompass. Our principal uses of cash in recent periods have been funding our operations and acquisitions. We maintain separate bank accounts and remit tax equivalent payments to Encompass with respect to our operations.
As of March 31, 2022, we had $17.5 million in Cash and cash equivalents. These amounts exclude $3.7 million in Restricted cash. Our Restricted cash pertains primarily to a joint venture in which we participate where our external partner requested, and we agreed, that the joint venture’s cash not be commingled with other corporate cash accounts. See Note 1, Summary of Significant Accounting Policies—Cash and Cash Equivalents and Restricted Cash, to the accompanying consolidated financial statements.

Post Separation Liquidity and Capital Resources
After the separation, our ability to fund our operations and capital needs will depend upon our ability to generate operating cash flow and to access the capital markets. Our principal uses of cash in the future will be to fund our operations, working capital needs, capital expenditures, repayment of borrowings, and strategic business development transactions.
We expect to incur indebtedness in connection with the separation, all or a portion of the proceeds of which will be distributed to Encompass, who expects to use such amounts to repay third-party indebtedness. See “Description of Certain Material Indebtedness.” Following the debt incurrence, we expect to begin operating as an independent company with cash and cash equivalents as set forth under “Capitalization.” We believe our financing arrangements, operating cash flow, and access to capital markets will provide adequate resources to fund our future cash flow needs.
Sources and Uses of Cash
The following table shows the cash flows provided by or used in operating, investing, and financing activities for the three months ended March 31, 2022 and 2021 (in millions):
	For the Three Months Ended March 31,
	2022	2021
Net cash provided by operating activities	$41.4	$20.4
Net cash used in investing activities	(1.4)	(0.7)
Net cash used in financing activities	(26.8)	(20.0)
Increase (decrease) in cash, cash equivalents, and restricted cash	$13.2	$(0.3)
Operating activities. The increase in Net cash provided by operating activities during the three months ended March 31, 2022 compared to 2021 primarily resulted from improved collection of accounts receivable.
Investing activities. The increase in Net cash used in investing activities during the three months ended March 31, 2022 compared to 2021 primarily resulted from increased purchases of property and equipment.
Financing activities. The increase in Net cash used in financing activities during the three months ended March 31, 2022 compared to 2021 primarily resulted from the increase in net cash distributed to Encompass.
The following table shows the cash flows provided by or used in operating, investing, and financing activities for the years ended December 31, 2021, 2020, and 2019 (in millions):
	For the Year Ended December 31,
	2021	2020	2019
Net cash provided by operating activities	$123.3	$24.9	$59.5
Net cash used in investing activities	(119.2)	(3.0)	(246.0)
Net cash (used in) provided by financing activities	(36.1)	(16.7)	198.2
(Decrease) increase in cash, cash equivalents, and restricted cash	$(32.0)	$5.2	$11.7
2021 Compared to 2020
Operating activities. The increase in Net cash provided by operating activities during 2021 compared to 2020 primarily resulted from an increase in Net income (see “Results of Operations” section of this Item) and cash payments in 2020 related to stock appreciation rights, partially offset by a decrease in payroll tax accruals. The decrease in payroll tax accruals was attributable to the deferral of payroll taxes resulting from government relief efforts during the pandemic. Half of the deferred payroll taxes were paid in December 2021, with the remaining half due in December 2022.
Investing activities. The increase in Net cash used in investing activities during 2021 compared to 2020 primarily resulted from the acquisition of assets from Frontier.
Financing activities. The increase in Net cash used in financing activities during 2021 compared to 2020 primarily resulted from a reduction in borrowings from Encompass.

2020 Compared to 2019
Operating activities. The decrease in Net cash provided by operating activities during 2020 compared to 2019 primarily resulted from an increase in cash payments in 2020 related to stock appreciation rights and increased days sales outstanding due to the reduction in the early home health payment opportunity in January 2020. Partially offsetting this decrease in Net cash provided by operating activities were increased payroll accruals. The phase-out of the early home health payment opportunity known as “RAP” is discussed further in “Business—Sources of Revenue—Medicare Reimbursement—Home Health” above. The increase in payroll accruals was the deferral of payroll taxes resulting from government relief efforts during the pandemic. For further discussion of our stock appreciation rights, see Note 10, Stock-Based Payments, to the accompanying consolidated financial statements.
Investing activities. The decrease in Net cash used in investing activities during 2020 compared to 2019 primarily resulted from the acquisition of Alacare during the third quarter of 2019, as described in Note 2, Business Combinations, to the accompanying consolidated financial statements.
Financing activities. The decrease in Net cash (used in) provided by financing activities during 2020 compared to 2019 primarily resulted from a reduction in borrowings from Encompass in 2020 following borrowings to fund the Alacare transaction in 2019.
Contractual Obligations
The table below reflects our contractual obligations as of December 31, 2021. As of March 31, 2022, our future contractual obligations have not materially changed.
	Total	Current	Long-term
Finance lease obligations(a)	$6.6	$4.1	$2.5
Operating lease obligations(b)	52.2	16.5	35.7
Purchase obligations(c)	39.6	22.3	17.3
Total	$98.4	$42.9	$55.5
(a)	We lease automobiles for our clinicians under finance leases. Amounts include interest portion of future minimum finance lease payments.
(b)
Our home health and hospice segments lease: (1) relatively small office spaces in the localities they serve, (2) space for their corporate office, and (3) equipment in the normal course of business. Amounts include interest portion of future minimum operating lease payments. For more information, see Note 6, Leases, to the accompanying consolidated financial statements.

(c)
Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. Our purchase obligations primarily relate to software licensing and support. Purchase obligations are not recognized in our consolidated balance sheet.

Our capital expenditures include costs associated with de novo projects, technology initiatives, and building and equipment upgrades and purchases. During the years ended December 31, 2021 and 2020, we made capital expenditures of $5.6 million and $3.6 million, respectively, for property and equipment and capitalized software. These expenditures in 2021 and 2020 were exclusive of $117.5 million and $1.1 million, respectively, in net cash related to our acquisition activity. The acquisition of Frontier constituted most of the acquisition activity in 2021. During the three months ended March 31, 2022, we made capital expenditures of $2.3 million for property and equipment and capitalized software. During 2022, we expect to spend approximately $5 million to $10 million for capital expenditures and $50 million to $100 million for acquisitions. Actual amounts spent will be dependent upon the timing of projects and acquisition opportunities for our home health and hospice business.
Off-Balance Sheet Arrangements
As of December 31, 2021, we do not have any material off-balance sheet arrangements.
As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPEs”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2021, we are not involved in any unconsolidated SPE transactions.

Market Risk Disclosures
Our consolidated financial statements do not include an allocation of Encompass’s third-party debt and related interest because we are not the primary legal obligor of the debt and the borrowings are not specifically identifiable to us.
As discussed below in the section titled “Description of Certain Material Indebtedness,” we have entered into a $400 million term loan A facility and a $350 million revolving credit facility. Prior to the distribution, we expect to incur approximately $570 million of indebtedness under these facilities, which is expected to bear interest at a variable rate calculated by reference to the Secured Overnight Financing Rate (“SOFR”) or an alternate base rate, plus an applicable interest rate margin. We expect that this indebtedness will increase our exposure to interest rate risk.
As reflected in our unaudited pro forma condensed consolidated financial statements and the related notes included elsewhere in this information statement, we estimate that on an unaudited pro forma basis for the three months ended March 31, 2022 and year ended December 31, 2021, a 0.125 percent change to the annual interest rate applicable to such indebtedness would have changed interest expense by approximately $0.2 million and $0.7 million, respectively.
We do not expect that market risks associated with foreign currencies will have a significant impact on our financial position, results of operations, or cash flows following the distribution.
Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends, and other factors we believe to be relevant at the time we prepared our consolidated financial statements. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.
Our significant accounting policies are discussed in Note 1, Summary of Significant Accounting Policies, to the accompanying consolidated financial statements. We believe the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, as they require our most difficult, subjective, or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.
Cost Allocation
Allocations have been made of costs for certain shared services provided to us by Encompass. Such allocations included, but are not limited to, executive oversight, treasury, legal, accounting, human resources, tax, internal audit, financial reporting, information technology and investor relations. These costs were allocated to us on the basis of direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a prorated basis of revenue, headcount and other measures. The amount of general and administrative costs allocated for the three months ended March 31, 2022 and 2021 was $3.5 million and 3.6 million, respectively, and for the years ended December 31, 2021, 2020, and 2019 was $16.7 million, $14.8 million and $17.2 million, respectively. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the services provided to us during the periods presented.
Encompass’s third-party debt and related interest have not been attributed to us because we are not the primary legal obligor of the debt and the borrowings are not specifically identifiable to us. However, subsequent to April 23, 2020, we were a guarantor for Encompass’s credit agreement and senior debt. We maintain our own cash management and do not participate in a centralized cash management arrangement with Encompass.
Our employees participate in the Encompass equity-based incentive plans (the “Encompass Plans”). Stock-based compensation includes the expense directly attributable to our employees participating in the Encompass Plans. Stock-based compensation for Encompass employees providing services to us are included in the cost allocations discussed above and total $0.5 million and $0.2 million for the three months ended March 31, 2022 and 2021, respectively, and $2.3 million, $2.0 million, and $2.5 million for the years ended December 31, 2021, 2020, and 2019, respectively.
Revenue Recognition
We recognize Net service revenue in the reporting period in which we perform the service based on our best estimate of the transaction price for the type of service provided to the patient. Our estimate of the transaction price includes estimates of price concessions for such items as contractual allowances (principally for patients covered by Medicare, Medicare Advantage, Medicaid, and other third-party payors), potential adjustments that may arise from payment and other reviews, and uncollectible amounts. See Note 1, Summary of Significant Accounting Policies—Net service revenue, to the accompanying consolidated financial statements for a complete discussion of our revenue recognition policies.
Our patient accounting systems calculate contractual allowances on a patient-by-patient basis based on the rates in effect for each primary third-party payor. Certain other factors that are considered and could influence the estimated transaction price are assumed to remain consistent with the experience for patients discharged in similar time periods for the same payor classes, and additional adjustments are provided to account for these factors.
Management continually reviews the revenue transaction price estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. In addition, laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.
Due to complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payors, which are often subject to interpretation and review, we may receive reimbursement for healthcare services authorized and provided that is different from our estimates, and such differences could be material. However, we continually review the amounts actually collected in subsequent periods in order to determine the amounts by which our estimates differed. Historically, such differences have not been material from either a quantitative or qualitative perspective.
The collection of outstanding receivables from third-party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to the increasing complexities of documentation requirements by payors and claims reviews conducted by MACs or other contractors.
The table below shows a summary of our net accounts receivable balances as of December 31, 2021 and 2020. Information on the concentration of total patient accounts receivable by payor class can be found in Note 1, Summary of Significant Accounting Policies—Accounts Receivable, to the accompanying consolidated financial statements.
	As of December 31,
	2021	2020
	(in Millions)
Current:
0 – 30 Days	$113.4	$96.2
31 – 60 Days	22.3	16.7
61 – 90 Days	10.2	8.7
91 – 120 Days	4.5	3.8
120+ Days	14.1	11.1
	164.5	136.5
Noncurrent patient accounts receivable	6.1	6.4
Accounts receivable	$170.6	$142.9
Changes in general economic conditions (such as increased unemployment rates or periods of recession), business office operations, payor mix, or trends in federal or state governmental and private employer healthcare coverage could affect our collection of accounts receivable. Our collection risks include payment denials by payors as a result of increasing complexities of documentation requirements, pre- and post-payment claim reviews by our respective MACs, and reimbursement claims audits by governmental or other payors and their agents. As of December 31, 2021 and 2020, the amount of our patient accounts receivable representing denials that were under review or audit in excess of reserves established for such denials was $8.9 million and $7.3 million, respectively, in our home health segment and $2.6 million and $1.1 million, respectively, in our hospice segment. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. See Note 1, Summary of Significant Accounting Policies—Net service revenue and —Accounts Receivable, to the accompanying consolidated financial statements.
Goodwill
Absent any impairment indicators, we evaluate goodwill for impairment as of October 1st of each year. We test goodwill for impairment at the reporting unit level and are required to make certain subjective and complex judgments on a number of matters, including assumptions and estimates used to determine the fair value of our home health and hospice reporting units. We assess qualitative factors in each reporting unit to determine whether it is necessary to perform the quantitative goodwill impairment test. The quantitative impairment test is required only if we conclude it is more likely than not a reporting unit’s fair value is less than its carrying amount.
If, based on our qualitative assessment, we were to believe we must perform the quantitative goodwill impairment test, we would determine the fair value of the applicable reporting unit using generally accepted valuation techniques including the income approach and the market approach. We would validate our estimates under the income approach by reconciling the estimated fair value of the reporting units determined under the income approach to our market capitalization and estimated fair value determined under the market approach. Values from the income approach and market approach would then be evaluated and weighted to arrive at the estimated aggregate fair value of the reporting units.
The income approach includes the use of each reporting unit’s projected operating results and cash flows that are discounted using a weighted-average cost of capital that reflects market participant assumptions. The projected operating results use management’s best estimates of economic and market conditions over the forecasted period including assumptions for pricing and volume, operating expenses, and capital expenditures. Other significant estimates and assumptions include cost-saving synergies and tax benefits that would accrue to a market participant under a fair value methodology. The market approach estimates fair value through the use of observable inputs, such as prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
See Note 1, Summary of Significant Accounting Policies—Goodwill and Other Intangible Assets, and Note 7, Goodwill and Other Intangible Assets, to the accompanying consolidated financial statements for additional information.
The following events and circumstances are certain of the qualitative factors we consider in evaluating whether it is more likely than not the fair value of a reporting unit is less than its carrying amount:
•	macroeconomic conditions, such as deterioration in general economic conditions, limitations on accessing capital, or other developments in equity and credit markets;
•	industry and market considerations and changes in healthcare regulations, including reimbursement and compliance requirements under the Medicare and Medicaid programs;
•	cost factors, such as an increase in labor, supply, or other costs;
•	overall financial performance, such as negative or declining cash flows or a decline in actual or forecasted revenue or earnings;
•	other relevant company-specific events, such as material changes in management or key personnel or outstanding litigation;
•	material events, such as a change in the composition or carrying amount of each reporting unit’s net assets, including acquisitions and dispositions; and
•	length of time since most recent quantitative analysis.

In the fourth quarter of 2021 and 2020, we performed our annual evaluation of goodwill and determined no adjustments to impair goodwill were necessary. If actual results are not consistent with our assumptions and estimates, we may be exposed to goodwill impairment charges. However, at this time, we continue to believe our home health and hospice reporting units are not impaired.
Income Taxes
We join Encompass in the filing of various consolidated federal, state and local income tax returns and are party to an income tax allocation agreement (the “Tax Sharing Agreement”). Under the Tax Sharing Agreement, the Company pays to or receives from Encompass the amount, if any, by which the Encompass tax liability is affected by virtue of the inclusion of the Company in the consolidated income tax returns of Encompass. The income tax amounts in our financial statements have been calculated based on a separate return methodology and are presented as if our income gave rise to separate federal and state consolidated income tax return filing obligations in the respective jurisdictions in which we operate.
We provide for income taxes using the asset and liability method. We also evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. See Note 1, Summary of Significant Accounting Policies—Income Taxes, and Note 12, Income Taxes, to the accompanying consolidated financial statements for a more complete discussion of income taxes and our policies related to income taxes.
The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. We are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in our consolidated financial statements.
The ultimate recovery of certain of our deferred tax assets is dependent on the amount and timing of taxable income we will ultimately generate in the future, as well as other factors. A high degree of judgment is required to determine the extent a valuation allowance should be provided against deferred tax assets. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets, considering all available evidence, both positive and negative. Our operating performance in recent years, the scheduled reversal of temporary differences, our forecast of taxable income in future periods in each applicable tax jurisdiction, our ability to sustain a core level of earnings, and the availability of prudent tax planning strategies are important considerations in our assessment. Our forecast of future earnings includes assumptions about patient volumes, payor reimbursement, labor costs, operating expenses, and interest expense. Based on the weight of available evidence, we determine if it is more likely than not our deferred tax assets will be realized in the future. As of December 31, 2021 and 2020, we did not have a valuation allowance recorded against any of our deferred tax assets.
Our liability for unrecognized tax benefits contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various filing positions which are periodically audited by tax authorities. In addition, our effective income tax rate is affected by changes in tax law, the tax jurisdictions in which we operate, and the results of income tax audits.
While management believes the assumptions included in its forecast of future earnings are reasonable and it is more likely than not the net deferred tax asset balance as of December 31, 2021 will be realized, no such assurances can be provided. If management’s expectations for future operating results on a consolidated basis or at the state jurisdiction level vary from actual results due to changes in healthcare regulations, general economic conditions, or other factors, we may need to establish a valuation allowance for all or a portion of our deferred tax assets which could have a significant impact on our future earnings.
Assessment of Loss Contingencies
We have legal and other contingencies that could result in significant losses upon the ultimate resolution of such contingencies.
We have provided for losses in situations where we have concluded it is probable a loss has been or will be incurred and the amount of loss is reasonably estimable. A significant amount of judgment is involved in determining whether a loss is probable and reasonably estimable due to the uncertainty involved in determining the likelihood of future events and estimating the financial statement impact of such events. If further developments or resolutions of a contingent matter are not consistent with our assumptions and judgments, we may need to recognize a significant charge in a future period related to an existing contingent matter.
Business Combinations
We account for acquisitions of entities that qualify as business combinations under the acquisition method of accounting. Under the acquisition method of accounting, the total consideration is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill.
In determining the fair value of assets acquired and liabilities assumed in a business combination, we primarily use the income and multi-period excess earnings approaches to estimate the value of our most significant acquired intangible assets. Both income approaches utilize projected operating results and cash flows and include significant assumptions such as base revenue, revenue growth rate, projected EBITDA margin, discount rates, rates of increase in operating expenses, and the future effective income tax rates. The valuations of our significant acquired businesses have been performed by a third-party valuation specialist under our management’s supervision. We believe the estimated fair value assigned to the assets acquired and liabilities assumed is based on reasonable assumptions and estimates that marketplace participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates. Future changes in our assumptions or the interrelationship of those assumptions may result in purchase price allocations that are different than those recorded in recent years.
Acquisition-related costs are not considered part of the consideration paid and are expensed as operating expenses as incurred. Contingent consideration, if any, is measured at fair value initially on the acquisition date as well as subsequently at the end of each reporting period until the contingency is resolved and settlement occurs. Subsequent adjustments to contingent considerations are recorded in our consolidated statements of comprehensive income. We include the results of operations of the businesses acquired as of the beginning of the acquisition dates.
Recent Accounting Pronouncements
For information regarding recent accounting pronouncements, see Note 1, Summary of Significant Accounting Policies, to the accompanying consolidated financial statements.

MANAGEMENT
Executive Officers Following the Distribution
The following table sets forth information, as of June 14, 2022, regarding individuals who are expected to serve as Enhabit’s executive officers, including their positions following the completion of the distribution.
Name	Age	Position(s)
Barbara A. Jacobsmeyer	56	Director, President and Chief Executive Officer
Crissy B. Carlisle	50	Chief Financial Officer
Jeanne L. Kalvaitis	66	Executive Vice President of Hospice Operations
Julie D. Jolley	50	Executive Vice President of Home Health Operations
Chad K. Knight	38	General Counsel
Tanya R. Marion	48	Chief Human Resources Officer
Executive Biographies
Barbara A. Jacobsmeyer. Ms. Jacobsmeyer has served as President and Chief Executive Officer of Enhabit since June 2021. Prior to that, she served as Encompass’s Executive Vice President of Operations since December 2016. Ms. Jacobsmeyer joined Encompass in 2007 as chief executive officer of the Rehabilitation Hospital of St. Louis, a partnership of BJC HealthCare and Encompass, and then as President of Encompass’s central region from 2012 to 2016. Prior to joining Encompass, Ms. Jacobsmeyer served as chief operating officer for Des Peres Hospital in St. Louis, Missouri. She received her bachelor’s degree in physical therapy from St. Louis University and her master’s degree in health services management from Webster University. Ms. Jacobsmeyer, as our president and chief executive officer, directs the strategic, financial and operational management of the Company and, in this capacity, provides unique insights into its detailed operations. She also has the benefit of more than 30 years of experience in healthcare operations and management. Ms. Jacobsmeyer currently serves on the Go Red for Women National Leadership Council of the American Heart Association.
Crissy B. Carlisle. Ms. Carlisle has served as Chief Financial Officer of Enhabit since August 2021. Prior to that, she served as Encompass’s Chief Investor Relations Officer since September 2015. Ms. Carlisle joined Encompass in February 2005 as the director of SEC reporting and was promoted to vice president of financial reporting in August 2005. Prior to joining Encompass, Ms. Carlisle served as a director at FTI Consulting within the corporate recovery division and additionally as a manager within PricewaterhouseCoopers’ audit practice. She received her bachelor’s degree in accounting from the University of Alabama and her master’s degree in business administration from Duke University’s Fuqua School of Business. Ms. Carlisle currently serves as a Vice President on the International Council of Gamma Phi Beta.
Julie D. Jolley. Ms. Jolley has served as Executive Vice President of Home Health Operations of Enhabit since 2019. Prior to that, she served as regional president of home health since 2016. Ms. Jolley joined Enhabit in January 2000 as a branch director and was promoted to several other roles before her current position. Prior to joining Enhabit, Ms. Jolley was a registered nurse with experience in a variety of practice settings. She received her bachelor’s degree in nursing from Chamberlain University. She also has the benefit of more than 29 years of experience in healthcare.
Jeanne L. Kalvaitis. Ms. Kalvaitis has served as Executive Vice President of Hospice Operations of Enhabit since June 9, 2022. Ms. Kalvaitis has more than 30 years of healthcare administrative experience. Prior to joining Enhabit, she served as vice president hospice operations and divisional vice president clinical services for Compassus from 2019 to 2021, where she worked on the transition of Ascension at Home hospice agencies after their acquisition by Compassus. Prior to holding that position, Ms. Kalvaitis served as Enhabit’s vice president clinical services from 2014 to 2019 and held numerous positions at Vitas Healthcare Corporation from 1990 to 2014, including vice president operations, vice president business development, and senior general manager. Ms. Kalvatis is a registered nurse in Texas and Connecticut with experience in a variety of practice settings before assuming the above administrative roles. She received her bachelor’s degree in nursing from the University of Texas at El Paso and her diploma in nursing from St. Vincent’s Medical Center School of Nursing in Bridgeport, Connecticut.
Chad K. Knight. Mr. Knight has served as General Counsel of Enhabit since 2019. Prior to joining Encompass, he served as assistant general counsel of PeaceHealth, a not-for-profit health care system in Vancouver, Washington, from 2014 to 2019, including roles of general counsel of ZoomCare, a chain of health care clinics wholly owned by PeaceHealth, during 2019, and chief compliance officer and chief audit executive of PeaceHealth during 2017. Prior to that, he was in private practice in Dallas, Texas. He received a bachelor’s degree in business administration finance from Seattle Pacific University and a law degree from the University of Washington School of Law.
Tanya R. Marion. Ms. Marion has served as Chief Human Resources Officer of Enhabit since January 24, 2022. Prior to joining Enhabit, she served as the Chief Human Resources Officer – Operations of Mercy Health, a not-for-profit health care system in St. Louis, Missouri, from 2017 to 2022. Prior to that, she served in a variety of human resources leadership roles with increasing responsibility at Mercy Health from 2007 to 2017. She received her bachelor’s degree in business management from Missouri State University and her master’s degree in management and leadership from Western Governors University.

DIRECTORS
Board of Directors Following the Distribution
The following table sets forth information, as of June 14, 2022, regarding individuals who are expected to serve as Enhabit’s directors following the completion of the distribution.
Name	Age	Position(s)
Leo I. Higdon, Jr.	75	Director, Chairman
Barbara A. Jacobsmeyer	56	Director, President and Chief Executive Officer
Jeffrey W. Bolton	67	Director
Yvonne M. Curl	67	Director
Charles M. Elson	62	Director
Erin P. Hoeflinger	57	Director
John E. Maupin, Jr.	75	Director
Gregory S. Rush	54	Director
L. Edward Shaw, Jr.	77	Director
Director Biographies
The biography of Barbara A. Jacobsmeyer is set forth above under the section titled “Management—Executive Biographies.”
Leo I. Higdon, Jr. We expect that, following the completion of the distribution, Mr. Higdon will serve as a director on our board. Mr. Higdon joined Encompass’s board of directors in 2004, and served as its chairman from 2014 until May 5, 2022. He served as president of Connecticut College from July 1, 2006 to December 31, 2013. He served as the president of the College of Charleston from October 2001 to June 2006. Between 1997 and 2001, Mr. Higdon served as president of Babson College in Wellesley, Massachusetts. He also served as dean of the Darden Graduate School of Business Administration at the University of Virginia. His financial experience includes a 20-year tenure at Salomon Brothers, where he became vice chairman and member of the executive committee, managing the Global Investment Banking Division. Mr. Higdon also served as a director of Citizens Financial Group, Inc. As a result of his 20 years of experience in the financial services industry combined with his strategic management skills gained through various senior executive positions, including in academia, and service on numerous boards of directors, Mr. Higdon has extensive experience with strategic and financial planning and the operations of public companies.
Jeffrey W. Bolton. We expect that, following the completion of the distribution, Mr. Bolton will serve as a director on our board. Mr. Bolton has more than 40 years of experience in a variety of industries, including healthcare, higher education, and local government. Throughout his career, Mr. Bolton has developed a deep knowledge of acute care hospitals and integrated health networks. Most recently, Mr. Bolton served as the Chief Administrative Officer and Vice President for Administration (the most senior non-physician executive) at Mayo Clinic. While holding this position, Mr. Bolton managed strategic alliances and business development, corporate accounting and external reporting, and financial planning and analysis. Mr. Bolton was instrumental in establishing the international business of Mayo Clinic by expanding clinical sites in London and Abu Dhabi. Mr. Bolton co-led the development of the organization’s new strategic plan and substantially transformed the leadership team, bringing in high-profile executives from outside the system for key roles, such as Chief Financial Officer and Chief Human Resources Officer, that had traditionally been filled from within. Prior to serving as the Chief Administrative Officer and Vice President, Mr. Bolton was the Chief Financial Officer and Chair of the Department of Finance at Mayo Clinic. Prior to joining Mayo Clinic, Mr. Bolton worked at Carnegie Mellon University where he held various finance and planning positions, including Chief Financial Officer. Previously, Mr. Bolton worked as a Planning and Financial Analyst at the University of Pittsburgh. He began his career as a Contract Administrator in the City of Pittsburgh. Mr. Bolton currently serves on the Board of Resoundant, Inc., a privately held medical technology company. He was recently elected to serve on the board of directors of HMN Financial, Inc. a publicly traded stock savings bank holding company. As discussed above, Mr. Bolton brings to the board accounting, finance, and strategic planning skills and qualifications through his extensive experience in a variety of industries, including healthcare.
Yvonne M. Curl. We expect that, following the completion of the distribution, Ms. Curl will serve as a director on our board. Ms. Curl served as a director on Encompass’s board of directors from 2004 until May 5,

2022. Ms. Curl is a former vice president and chief marketing officer of Avaya, Inc., a global provider of next-generation business collaboration and communications solutions, which position she held from October 2000 through April 2004. Before joining Avaya, Ms. Curl was employed by Xerox Corporation beginning in 1976, where she held a number of middle and senior management positions in sales, marketing and field operations, culminating with her appointment to corporate vice president. Ms. Curl currently serves as a director/trustee of VALIC Companies I & II, a mutual fund complex sponsored by American International Group, Inc., and as a director on the boards of the Hilton Head Community Foundation. In the past five years, she has served as a director of Nationwide Mutual Insurance Company and the Hilton Head Humane Association. Ms. Curl has proven senior executive experience with broad operational experience in sales, marketing, and general management through her previous roles with large public companies as described above. Having served on and chaired several compensation committees on the board of directors of public companies, she has experience in the development and oversight of compensation programs and policies.
Charles M. Elson. We expect that, following the completion of the distribution, Mr. Elson will serve as a director on our board. Mr. Elson served as a director on Encompass’s board of directors from 2004 until May 5, 2022. Mr. Elson is a professor of Finance and the Edgar S. Woolard, Jr. Chair in Corporate Governance at the University of Delaware’s Alfred Lerner College of Business and Economics. Since 2020, he has served as Executive Editor-at-Large of Directors & Boards magazine. From 2000 to 2020, he served as the director of the John L. Weinberg Center for Corporate Governance at the University of Delaware. Mr. Elson has also served on the National Association of Corporate Directors’ Commissions on Director Compensation, Executive Compensation and the Role of the Compensation Committee, Director Professionalism, CEO Succession, Audit Committees, Governance Committee, Strategic Planning, Director Evaluation, Risk Governance, Role of Lead Director, Strategy Development, Board Diversity, Board and Long-term Value Creation, and Building the Strategic Asset Board. Additionally, he has served as a member of the National Association of Corporate Directors’ Best Practices Council on Coping with Fraud and Other Illegal Activity and of that organization’s Advisory Council. Mr. Elson serves on the board of Blue Bell Creameries U.S.A., Inc., a privately held company. He recently served as a director of Bob Evans Farms, Inc. In addition, Mr. Elson serves as vice chairman of the American Bar Association’s Committee on Corporate Governance. Mr. Elson has been Of Counsel/consultant to the law firm of Holland & Knight LLP from 1995 to the present. Mr. Elson has extensive knowledge of and experience in matters of corporate governance through his leadership roles with professional organizations dedicated to the topics as described above. Through his other professional roles, Mr. Elson is in a unique position to monitor and counsel on developments in corporate governance.
Erin P. Hoeflinger. We expect that, following the completion of the distribution, Ms. Hoeflinger will serve as a director on our board. Ms. Hoeflinger brings over two decades of experience and expertise in the healthcare payor industry and has played key roles in strategy, operations, and general management throughout her career. Ms. Hoeflinger joined Aetna Inc. in 2018 and rose to the role of Senior Vice President of Specialty and Strategic Solutions where she led the strategy to unite CVS and Aetna assets post-merger (one of the largest health insurance acquisitions in history). Prior to her time at Aetna, Ms. Hoeflinger held several positions at Anthem, including the Senior Vice President and President for Local Commercial Business, Senior Vice President and President of the Commercial and Specialty Business Division, the President of Anthem Blue Cross and Blue Shield of Ohio, and the President of Anthem Blue Cross and Blue Shield of Maine. Throughout her career, Ms. Hoeflinger has developed an extensive skillset in implementing and leading complex transformations and integrations. In addition to her healthcare company experience, Ms. Hoeflinger presently serves on the Board of Directors and the nominating and governance committee of Midmark Corporation, a privately held company that manufactures and supplies medical, dental, and animal healthcare products. She previously served on the Board of Directors and the compensation committee of First Financial Bancorp, a publicly traded banking and financial services company. Ms. Hoeflinger also served on the board of directors and compensation committee of MainSource Financial Group, Inc. and MainSource Bank. Ms. Hoeflinger served as a member of The Ohio State University Board of Trustees, including on its audit, compliance, and finance committee, and also served on the board of the Wexner Medical Center, an academic medical center on The Ohio State University campus. She has also served in various local and national nonprofit board leadership roles as well in the past. As a result of her 20 years of experience in the healthcare industry where she developed strategic acquisition and management experience as well as her experience serving on a public company board, Ms. Hoeflinger brings both strong strategic planning and corporate governance skills to the board, having led complex transformations and integrations several times throughout her career.

John E. Maupin, Jr. We expect that, following the completion of the distribution, Dr. Maupin will serve as a director on our board. Dr. Maupin served as a director on Encompass’s board of directors from 2004 until May 5, 2022. Dr. Maupin is a retired healthcare executive with over 40 years of diverse executive leadership experience in academic medicine, public health, ambulatory care and government relations. He served as president and chief executive officer of Morehouse School of Medicine for eight years until his retirement in July 2014. Prior to that, he was the president and chief executive officer of Meharry Medical College for 12 years. His other executive leadership positions have included chief administrative officer of the Morehouse School of Medicine, chief executive officer of Southside Healthcare, Inc., and Deputy Commissioner Medical Services, Baltimore City Health Department. Dr. Maupin currently serves as the chair of the board of directors for VALIC Company I, a mutual fund complex sponsored by American International Group, Inc. In the past five years, he has served as a director on the boards of LifePoint Health, Inc. and Regions Financial Corp. Dr. Maupin has a distinguished record as a health policy expert, having served on numerous national public health and scientific advisory boards and panels. He also has extensive experience working with the legislative and executive branches of federal and state government and agencies within the U.S. Department of Health and Human Services. Additionally, he has demonstrated his leadership and character through involvement in board roles in community and civic organizations as well as through his over 20 years of service as a career dental officer in the U.S. Army Reserves, retiring in 1996. As noted above, Dr. Maupin brings to the board executive leadership and management skills through his extensive experience as a healthcare executive with over 40 years of experience in the healthcare industry as well as his tenure on several boards.
Gregory S. Rush. We expect that, following the completion of the distribution, Mr. Rush will serve as a director on our board. Mr. Rush brings more than 30 years of financial experience and expertise within the clinical research organization (CRO), biopharmaceutical, technology and professional services industries. He joined Parexel International Corporation, a global CRO, as Executive Vice President and Chief Financial Officer in 2018. Prior to joining Parexel, Mr. Rush served from 2013 to 2018 as Executive Vice President and Chief Financial Officer of Syneos Health, Inc., a publicly traded biopharmaceutical services organization. Mr. Rush also was Senior Vice President and Chief Financial Officer of Tekelec, Inc., a leading developer of telecommunications products and services acquired by Oracle. Mr. Rush’s experience also includes serving in various roles at Siebel Systems, Inc., Quintiles Transnational Corporation, PricewaterhouseCoopers and Ernst & Young, where he developed extensive knowledge in financial operations, capital market transactions, financial reporting, and acquisitions.
L. Edward Shaw, Jr. We expect that, following the completion of the distribution, Mr. Shaw will serve as a director on our board. Mr. Shaw served as a director on Encompass’s board of directors from 2005 until May 5, 2022. Following his practice as a partner at Milbank LLP, Mr. Shaw served as general counsel of The Chase Manhattan Bank from 1983 to 1996 and Aetna, Inc. from 1999 to 2003. In addition to his legal role, his responsibilities at both institutions included a wide range of strategic planning, risk management, compliance and public policy issues. From 1996 to 1999, he served as chief corporate officer of the Americas for National Westminster Bank PLC. In 2004, Mr. Shaw was appointed independent counsel to the board of directors of the New York Stock Exchange dealing with regulatory matters. From March 2006 to July 2010, he served on a part-time basis as a senior managing director of Richard C. Breeden & Co., and affiliated companies engaged in investment management, strategic consulting, and governance matters. In the past five years, Mr. Shaw has served as a director of MSA Safety Inc. He currently serves as a director and former chairman of Covenant House, the nation’s largest privately funded provider of crisis care to children. Mr. Shaw has a wide ranging legal and business background, including senior leadership roles, in the context of large public companies as described above with particular experience in corporate governance, risk management and compliance matters. He also has significant experience in the healthcare industry as a result of his position with Aetna.
Composition of our Board of Directors
In addition to its other responsibilities, our Nominating/Corporate Governance Committee will regularly assess the composition of our board of directors, as well as oversee and plan for director succession and refreshment of our board of directors. The committee will endeavor to ensure a mix of skills, perspectives, experience, tenure and diversity that promote and support our long-term strategy. We currently expect that upon the closing of the distribution, our board of directors initially will consist of Ms. Jacobsmeyer and eight other board members who qualify as “independent” under the NYSE corporate governance standards. Five of the board members will have previously served on Encompass’s board of directors. We believe service by the legacy

Encompass directors on a transitional basis will facilitate a smooth start for Enhabit as a public company particularly given their knowledge of the business. The committee is committed to an orderly and gradual transition of the five legacy Encompass board members over the next two years. In connection with this ongoing succession planning, the committee has engaged a search firm to continue to identify director candidates.
At each annual meeting of our stockholders, the entire board will be elected for a term of one year. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election.
Our amended and restated bylaws will provide that the authorized number of directors may be changed from time to time by a majority of our board of directors.
Committees of the Board of Directors
Upon the completion of the distribution, our board of directors will have the following five standing committees: An Audit Committee, a Compensation and Human Capital Committee, a Nominating/Corporate Governance Committee, a Finance Committee and a Compliance/Quality of Care Committee. We currently expect the composition of the standing committees of our board of directors following the distribution to be as described below. The board of directors is expected to adopt written charters for each committee, which will be available on our website. In addition, each of the standing committees is expected to be composed solely of directors who have been determined by the board to be independent in accordance with SEC regulations, NYSE listing standards and the independence standards under our corporate governance guidelines, which will be available on our website upon the completion of the distribution.
Audit Committee
Following the completion of the distribution, the Audit Committee is expected to be composed of Mr. Higdon, Mr. Elson, Dr. Maupin, and Mr. Rush. Mr. Higdon will serve as the chair of the Audit Committee. Enhabit’s board of directors is expected to determine that each member of the Audit Committee will be “independent” under the NYSE corporate governance standards and will meet the requirements of Rule 10A-3 under the Exchange Act. Enhabit’s board of directors is expected to determine that at least one member of the Audit Committee is an “audit committee financial expert” for purposes of the rules of the SEC, and that each member of the Audit Committee is financially literate as required by the rules of the NYSE. The Audit Committee will perform the duties set forth in its written charter, which will be available at our website. The Audit Committee’s purpose, per the terms of its charter, is to assist the board of directors in fulfilling its responsibilities to the Company and its stockholders, particularly with respect to the oversight of the accounting, auditing, financial reporting, and internal control and compliance practices of the Company. The specific responsibilities of the Audit Committee are, among others, to:
•
assist the board of directors in the oversight of the integrity of our financial statements and compliance with legal and regulatory requirements, the qualifications and independence of our independent auditor, and the performance of our internal audit function and our independent auditor;

•	appoint, compensate, replace, retain, and oversee the work of our independent auditor;
•
at least annually, review a report by our independent auditor regarding its internal quality control procedures, material issues raised by certain reviews, inquiries or investigations relating to independent audits within the last five years, and relationships between the independent auditor and the Company;

•
review and evaluate our quarterly and annual financial statements with management and our independent auditor, including management’s assessment of and the independent auditor’s opinion regarding the effectiveness of our internal control over financial reporting;

•	discuss earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies with management; and
•	discuss policies with respect to risk assessment and risk management.
Compensation and Human Capital Committee
Following the distribution, the members of the Compensation and Human Capital Committee are expected to be Ms. Curl, Mr. Higdon, Ms. Hoeflinger and Mr. Shaw. Ms. Curl will serve as chair of the Compensation and Human Capital Committee. The Enhabit board of directors is expected to determine that each member of the

Compensation and Human Capital Committee will be “independent” under the NYSE corporate governance standards. In addition, Enhabit expects that the members of the Compensation and Human Capital Committee will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. The Compensation and Human Capital Committee will perform the duties set forth in its written charter, which will be available at our website.
The Compensation and Human Capital Committee’s purpose and objectives are to attract and retain high-quality personnel to better ensure the long-term success of the Company and the creation of long-term stockholder value. Accordingly, this committee oversees our compensation and employee benefit objectives, plans and policies and approves, or recommends to the independent members of the board of directors for approval, the individual compensation of our executive officers. This committee also reviews our human capital strategy and management activities. The specific responsibilities of this committee are, among others, to:
•	review and approve our compensation programs and policies, including our benefit plans, incentive compensation plans and equity-based plans and administer those plans as may be required;
•
review and approve (or recommend to the board of directors in the case of the chief executive officer) goals and objectives relevant to the compensation of the executive officers and evaluate their performances in light of those goals and objectives;

•	determine and approve (together with the other independent directors in the case of the chief executive officer) the compensation levels for the executive officers;
•	review and discuss with management the Compensation Discussion and Analysis and recommend inclusion thereof in our annual report or proxy statement;
•
review and approve (or recommend to the board of directors in the case of the chief executive officer) employment arrangements, severance arrangements and termination arrangements and change-in-control arrangements to be made with any executive officer;

•	review at least annually our management succession plan and material compensation and human capital-related risk exposures as well as management’s efforts to monitor and mitigate those exposures; and
•	review and recommend to the board of directors the compensation for the non-employee members of the board.
Nominating/Corporate Governance Committee
Following the distribution, the members of the Nominating/Corporate Governance Committee are expected to be Mr. Shaw, Mr. Bolton, Ms. Curl and Mr. Elson. Mr. Shaw will serve as chair of the Nominating/Corporate Governance Committee. The Enhabit board of directors is expected to determine that each member of the Nominating/Corporate Governance Committee will be “independent” under the NYSE corporate governance standards. The Nominating/Corporate Governance Committee will perform the duties set forth in its written charter, which will be available at our website. The purposes and objectives of the Nominating/Corporate Governance Committee are to assist our board of directors in fulfilling its duties and responsibilities to us and our stockholders, and its specific responsibilities include, among others, to:
•
recommend nominees for board membership to be submitted for stockholder vote at each annual meeting, and to recommend to the board candidates to fill vacancies on the board and newly created positions on the board;

•
assist the board of directors in determining the appropriate characteristics, skills and experience for the individual directors and the board as a whole and create a process to allow the committee to identify and evaluate individuals qualified to become board members;

•
evaluate annually and make recommendations to the board regarding the composition of each standing committee of the board of directors, the policy with respect to rotation of committee memberships and/or chairpersonships, and the functioning of the committees;

•	review the suitability for each board member’s continued service as a director when his or her term expires, and recommend whether or not the director should be renominated;

•
assist the board of directors in considering whether a transaction between a member of the board of directors and the Company presents an inappropriate conflict of interest and/or impairs the independence of any member of the board of directors; and

•
develop corporate governance guidelines that are consistent with applicable laws and listing standards, periodically review those guidelines, and recommend to the board of directors any changes the committee deems necessary or advisable.

Finance Committee
Following the distribution, the members of the Finance Committee are expected to be Mr. Elson, Dr. Maupin, Mr. Rush, and Mr. Shaw. Mr. Elson will serve as chair of the Finance Committee. The Enhabit board of directors is expected to determine that each member of the Finance Committee will be “independent” under the NYSE corporate governance standards. The Finance Committee will perform the duties set forth in its written charter, which will be available at our website. The purpose and objectives of the Finance Committee are to assist our board of directors in the oversight of the use and development of our financial resources, including our financial structure, investment policies and objectives, and other matters of a financial and investment nature. The specific responsibilities of the Finance Committee are, among others, to:
•	review and approve certain expenditures, contractual obligations and financial commitments per delegated authority from our board of directors; and
•
review, evaluate, and make recommendations to the board of directors regarding (i) capital structure and proposed changes thereto, including significant new issuances, purchases, or redemptions of our securities, (ii) plans for allocation and disbursement of capital expenditures, (iii) credit rating, activities with credit rating agencies, and key financial ratios, (iv) long-term financial strategy and financial needs, (v) major activities with respect to mergers, acquisition and divestitures, and (vi) plans to manage insurance and asset risk.

Compliance/Quality of Care Committee
Following the distribution, the members of the Compliance/Quality of Care Committee are expected to be Dr. Maupin, Mr. Bolton, Ms. Curl, and Ms. Hoeflinger. Dr. Maupin will serve as chair of the Compliance/Quality of Care Committee. The Enhabit board of directors is expected to determine that each member of the Compliance/Quality of Care Committee will be “independent” under the NYSE corporate governance standards. The Compliance/Quality of Care Committee will perform the duties set forth in its written charter, which will be available at our website.
The Compliance/Quality of Care Committee’s function is to assist our board of directors in fulfilling its fiduciary responsibilities relating to our regulatory compliance and cyber risk management activities and to ensure we deliver quality care to our patients. The committee is primarily responsible for overseeing, monitoring, and evaluating our compliance with all of its regulatory obligations other than tax and securities law-related obligations and reviewing the quality of services provided to patients at our agencies. The specific responsibilities of the Compliance/Quality of Care Committee are, among others, to:
•
ensure the establishment and maintenance of a regulatory compliance program and the development of a comprehensive quality of care program designed to measure and improve the quality of care and safety furnished to patients;

•	appoint and oversee the activities of a chief compliance officer with responsibility for developing and implementing our regulatory compliance program;
•
oversee the cyber risk management program designed to monitor, mitigate and respond to cyber risks, threats, and incidents, and review periodic reports from the chief information officer, including developments in cyber threat environment and cyber risk mitigation efforts;

•
review periodic reports from the chief compliance officer, including an annual regulatory compliance report summarizing compliance-related activities undertaken by us during the year, and the results of all regulatory compliance audits conducted during the year; and

•	review and approve annually the quality-of-care program and review periodic reports regarding our efforts to advance patient safety and quality of care.

Standards of Business Ethics and Conduct
Our board of directors intends to adopt a code of business conduct and ethics, or “Standards of Business Ethics and Conduct,” which will apply to all of our employees, directors and officers, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The Standards of Business Ethics and Conduct will be available upon written request or on our website. We will disclose any amendments to, or waivers from, certain provisions of these ethical policies and standards for executive officers and directors on our website promptly following the date of the amendment or waiver.
The Enhabit website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.
Nonemployee Director Compensation
In connection with the separation and distribution, we expect our board of directors to approve the nonemployee director compensation program as summarized below.
Our nonemployee directors will receive an annual base cash retainer of $75,000. We also expect to pay the following annual cash chairperson fees to compensate for the enhanced responsibilities and time commitments associated with those positions:
Chair Position	Fees Earned or Paid in Cash ($)
Chairman of the Board	75,000
Audit Committee	25,000
Compensation and Human Capital Committee	20,000
Nominating/Corporate Governance Committee	20,000
Finance Committee	15,000
Compliance/Quality of Care Committee	15,000
On the distribution date, each nonemployee member of the board of directors who has been serving on the board of directors prior to the separation and distribution is expected to receive a founders’ grant of restricted stock units with a target grant date value of $187,500 and an initial annual equity retainer grant of restricted stock units with a target grant date value of $150,000. Each nonemployee director who is appointed after the separation and distribution but before the annual meeting of Enhabit stockholders in 2023 shall receive a prorated annual equity retainer grant of $150,000, based on the remaining fraction of the year between the date of appointment and May 2023 (which is the month in which the 2023 annual meeting of Enhabit stockholders is expected to occur). Going forward, the annual equity retainer grant for continuing directors is expected to be made at the time of the annual meeting of Enhabit stockholders, starting with the 2023 annual meeting. Each award of restricted stock units is fully vested at grant and will be settled in shares of our common stock following the applicable nonemployee director’s departure from the board of directors.
Also in connection with the separation and distribution, we expect our board of directors to adopt equity ownership guidelines for nonemployee members of the board of directors. Pursuant to these guidelines, each nonemployee director is expected to own equity of Enhabit (including outstanding shares and restricted stock units) equal in value to $375,000 (which represents five times the annual base cash retainer) within five years of appointment or election to the board of directors.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Introduction
This Compensation Discussion and Analysis (“CD&A”) describes the historical compensation practices of Encompass with respect to the individuals whom we currently expect to serve as our President and Chief Executive Officer, Chief Financial Officer, Executive Vice President of Home Health Operations, General Counsel, and Chief Human Resources Officer (the “Named Executive Officers” or “NEOs”) and outlines certain aspects of our anticipated compensation structure for executive officers following the separation and distribution. As of the date of this filing, we have identified the following individuals who we expect will serve as our Named Executive Officers:
Name	Title
Barbara A. Jacobsmeyer	President and Chief Executive Officer
Crissy B. Carlisle	Chief Financial Officer
Julie D. Jolley	Executive Vice President of Home Health Operations
Chad K. Knight	General Counsel
Tanya R. Marion	Chief Human Resources Officer
Prior to the separation, we have operated as a wholly-owned subsidiary of Encompass. As a result, compensation decisions for our executive officers have been made by Encompass as described below. We anticipate that Encompass will continue to establish and manage the compensation for our executive officers until the completion of the separation and distribution. In connection with the separation and distribution, our board of directors will establish a Compensation and Human Capital Committee that will assume responsibility for establishing and overseeing our compensation and benefit policies. As a result, our compensation programs and compensation philosophy may differ materially from the current Encompass programs summarized in this CD&A.
The Encompass board of directors’ compensation and human capital committee (the “Encompass Compensation Committee”) reviewed and approved the compensation programs and policies, including incentive compensation plans and equity-based plans, applicable to our Named Executive Officers in 2021. The Encompass Compensation Committee also specifically reviewed and determined the compensation of Ms. Jacobsmeyer, who was an executive officer of Encompass in 2021. Because Ms. Carlisle, Ms. Jolley and Mr. Knight were not executive officers of Encompass in 2021, their compensation was determined by Encompass’s senior management consistent with Encompass’s compensation philosophy but was not specifically reviewed or determined by the Encompass Compensation Committee. Because Ms. Marion began employment with the Company on January 24, 2022, she did not receive any compensation from Encompass or the Company in 2021 and therefore her compensation is not covered in this CD&A.
Encompass’s Executive Compensation Philosophy
Encompass’s executive compensation philosophy is to:
•	provide a competitive rewards program for its senior management that aligns management’s interests with those of its long-term stockholders;
•	correlate compensation with corporate, regional and business unit outcomes by recognizing performance with appropriate levels and forms of awards;
•	establish financial and operational goals to sustain strong performance over time;
•	place 100% of annual cash incentives and a majority of equity incentive awards at risk by directly linking those incentive payments and awards to Encompass’s performance; and
•	provide limited executive benefits to members of senior management.
Encompass believes this philosophy enables it to attract, motivate, and retain talented and engaged executives who will enhance long-term stockholder value.

Pay for Performance
Encompass’s executive compensation program is designed to provide a strong correlation between pay and performance. “Pay” refers to the value of an executive’s total direct compensation, or “TDC,” calculated as follows:
Base Salary	+	Annual Cash Incentives	+	Long-Term Equity Incentives	=	Total Direct Compensation
For 2021, the following table presents the breakdown of these elements of total direct compensation for each of our NEOs:
NEO Target Total Direct Compensation
Named Executive Officer	Base Salary	Target Annual Cash Incentive	Target Long-Term Equity Incentive	Target Total Direct Compensation
Barbara A. Jacobsmeyer	$730,846	$637,500	$1,608,750	$2,950,096
Crissy B. Carlisle	$319,849	$233,333	$171,600	$724,782
Chad K. Knight	$256,345	$152,506	$112,203	$521,054
Julie D. Jolley	$318,893	$187,491	$151,260	$657,644
In 2021, all cash incentive target amounts and a substantial majority of NEO equity award values were dependent on performance measured against predetermined objectives approved by the Encompass Compensation Committee, with respect to Ms. Jacobsmeyer, or Encompass senior management, with respect to the other 2021 NEOs. The graphs below approximately reflect: (i) the portion of our NEOs’ 2021 target TDC that was performance-based and (ii) the time frame (i.e., annual vs. long-term) for our NEOs to realize the value of the various 2021 TDC components.
President and Chief Executive Officer (Jacobsmeyer)
65.2% Performance Based
Base Pay	Annual Incentive	Options	PSU	RSA
23.9%	21.6%	10.9%	32.7%	10.9%
54.5% Long-Term
Average of Other NEOs (Carlisle, Jolley and Knight)
43.6% Performance Based
Base Pay	Annual Incentive	PSU	RSA
47.3%	30.0%	13.6%	9.1%
22.7% Long-Term
The Encompass Compensation Committee reviews competitive data on base salary levels, annual incentives, and long-term incentives for each executive and the Encompass NEO group as a whole. In preparation for 2021 compensation decisions, the Encompass Compensation Committee reviewed total direct compensation opportunities for Ms. Jacobsmeyer. Referencing the 50th percentile of both the Mercer survey data and the healthcare peer group data as well as the assessment factors discussed above, aggregate target TDC for the NEOs was within a competitive range around market median.
Determination of Compensation by Encompass
Encompass Compensation Objective
The Encompass Compensation Committee’s objective is to establish target performance goals that will result in strong performance by Encompass. The Encompass Compensation Committee considers the appropriate competitive target range to attract and retain the kind of executive talent necessary to successfully achieve its strategic objectives. Executives may achieve higher actual compensation for exceptional performance relative to these target performance goals and below-median levels of compensation for performance that is not as strong as expected.

Use of Compensation Consultants
In making compensation decisions for 2021, the Encompass Compensation Committee received recommendations from Encompass’s chief executive officer and support from Encompass’s human resources staff. The Encompass Compensation Committee also engaged its own executive compensation consultant, Frederic W. Cook & Co., Inc. (“FW Cook”), for external executive compensation support. FW Cook was retained by, and worked directly for, the Encompass Compensation Committee. Encompass management separately engaged Mercer (US) Inc. (“Mercer”) to provide data and analysis on competitive executive and non-executive compensation practices. Mercer data on executive compensation practices was provided to the Encompass Compensation Committee, subject to review by, and input from, FW Cook. In July 2021, the Encompass Compensation Committee engaged Pay Governance to serve as an independent compensation consultant for the Company in anticipation of the separation and distribution.
Assessment of Competitive Compensation Practices
A number of factors were considered by Encompass and, with respect to Ms. Jacobsmeyer, the Encompass Compensation Committee, in determining the base salaries, annual incentive opportunities, and long-term incentive awards of our Named Executive Officers for 2021, including the executive’s responsibilities, aspects of the role that are unique to Encompass, the executive’s experience, internal equity within senior management, the executive’s performance, and competitive market data.
With respect to Ms. Jacobsmeyer’s compensation as an executive officer of Encompass, the Encompass Compensation Committee reviewed the compensation survey data noted below. The compensation survey data provided the Encompass Compensation Committee a significant sample size, included information for management positions below senior executives, and included companies in healthcare and other industries from which we might recruit for executive positions. In addition, the Encompass Compensation Committee reviewed healthcare peer group data assembled by FW Cook, at the direction of the Encompass Compensation Committee, from the peer group of companies listed below. For 2021, the peer group was comprised of companies in the Russell 3000 index in Global Industry Classification Standard sub-industry codes to include only healthcare services, healthcare facilities, and managed healthcare, with revenues between 33% and 300% of Encompass’s and predominately operating in the continental United States.
Compensation Survey Sources
Mercer Benchmark Database	Aon Hewitt Executive
Mercer Integrated Health Networks	Willis Towers Watson Executive
Encompass 2021 Healthcare Peer Group
•	Acadia Healthcare	•	Ensign Group	•	Premier
•	Amedisys	•	Genesis Healthcare	•	Quest Diagnostics
•	AMN Healthcare	•	LabCorp	•	Select Medical Holdings
•	Brookdale Senior Living	•	LHC Group	•	Surgery Partners
•	Chemed	•	Magellan Health	•	Universal Health Systems
•	DaVita	•	Mednax

Note: Subsequent to February 2021, Genesis, LabCorp, and Magellan were removed because they no longer met the criteria for inclusion and four companies were added.
With respect to Ms. Jacobsmeyer, the Encompass Compensation Committee considered the appropriate competitive target range to attract and retain the kind of executive talent necessary to successfully achieve our strategic objectives. The Encompass Compensation Committee sought to establish target performance goals that would result in strong performance by Encompass and allow Ms. Jacobsmeyer to receive higher actual compensation for exceptional performance relative to these target performance goals and below-median levels of compensation for performance that is not as strong as expected.

With respect to Ms. Carlisle’s, Ms. Jolley’s, and Mr. Knight’s compensation, Encompass senior management established the target total direct compensation using a framework similar to the one used above by the Encompass Compensation Committee, with reference to compensation survey data (but not the peer group data discussed above).
Ms. Carlisle’s and Ms. Jolley’s target total direct compensation ranked below the 50th percentile of the Mercer For-Profit Healthcare data provided by Mercer using the compensation survey data above. Mr. Knight’s compensation was not benchmarked for 2021.
Because benchmark data changes from year to year, the comparison against benchmark data discussed above focuses on sustained compensation trends to avoid short-term anomalies. In general, Encompass views compensation 10% above or below the targeted market data point to be within a competitive range given year-to-year variability in the data.
Elements of Encompass Executive Compensation
Elements of Encompass Executive Compensation at a Glance
Component	Purpose	2021 Actions	2022 Actions
Base Salary	Provide executives with a competitive level of regular income.	Increased base salaries for Mses. Jacobsmeyer, Carlisle, Jolley and Mr. Knight.	No changes.

Annual Incentives	Drive company performance while focusing on annual objectives.	Increased incentive targets for Mses. Carlisle and Mr. Knight.	No changes.

Long-Term Incentives	Focus executives’ attention on longer-term strength of the business and align their interests with stockholders.	Increased incentive targets for Mses. Carlisle, Jolley, and Knight.	No changes.

Health and Welfare Benefits	Provide executives with programs that promote health and financial security.	No changes.	No changes.

Other Benefits and Perquisites	Encourage supplemental tax deferral savings beyond 401(k) limitations and promote health awareness.	No changes.	No changes.

Change in Control and Severance	Provide business continuity during periods of transition.	No changes.	Following the separation and distribution, the Named Executive Officers will participate in the Enhabit change in control and severance plans.
The primary elements of Encompass’s executive compensation program are base salary, annual cash incentives, and long-term equity incentives.

Base Salary
Encompass provides officers and other employees with base salaries to compensate them with regular income at competitive levels. Base salaries are reviewed annually. As a result of the change in Ms. Jacobsmeyer responsibilities to include Home Health and Hospice, her salary was increased. Ms. Carlisle, Ms. Jolley and Mr. Knight received base salary increases for 2021 to be more competitive with the market for their services and to recognize increased responsibilities in preparation for a corporate event.
2021 Annual Base Salaries
	Base Salary Rate as of January 1, 2021	Base Salary Rate as of December 31, 2021
Barbara A. Jacobsmeyer	$650,000	$750,000
Crissy B. Carlisle	$260,000	$400,000
Chad K. Knight	$234,998	$305,001
Julie D. Jolley	$275,017	$374,982
Annual Incentives
Encompass’s 2021 Senior Management Bonus Plan, or “SMBP,” was designed to incentivize and reward its senior officers, including our NEOs, for annual performance as measured against predetermined corporate and business segment quantitative objectives intended to improve Encompass’s performance and promote stockholder value. The target value for Ms. Carlisle increased to 70% (from 50%) to align her compensation with the competitive market for similar experience and responsibilities. The target value for Mr. Knight increased to 50% (from 40%) to align his compensation with the competitive market for similar experience and responsibilities. Target values for our other NEOs remained unchanged in 2021 over 2020.
Plan Objectives and Metrics
For 2021, the Encompass Compensation Committee approved the quantitative objectives discussed below as well as a “Quality Scorecard” objective to focus on quality-of-care metrics. The Quality Scorecard approach provides Encompass the flexibility to adjust the metrics year-over-year as its business and the healthcare operating environment evolve.
The following table sets forth the quantitative objectives for the Encompass 2021 SMBP. The Quality Scorecard objectives for Mses. Jacobsmeyer and Carlisle were a time-in-role weighted blend of the inpatient rehabilitation facility (“IRF”) and home health and hospice (“HHH”) Quality Scorecard objectives identified below. The Quality Scorecard objectives for Mr. Knight and Ms. Jolley were the HHH Quality Scorecard objectives identified below.
2021 SMBP Quantitative Objectives
	Award Range
	Not Eligible	Threshold	Target	Maximum
Objective	0%	50%	100%	200%
Encompass Adjusted EBITDA(1)	<$867,692,000	$867,692,000	$938,045,000	≥$1,008,398,000
Home Health Segment Adjusted EBITDA(2)	<$178,137,000	$178,137,000	$192,580,000	≥$207,024,000
(1)
For purposes of the 2021 SMBP, Encompass Adjusted EBITDA was calculated on a consolidated basis, as discussed in more detail in Appendix A to Encompass’s latest definitive proxy statement filed with the SEC, including reconciliations to corresponding GAAP financial measures.

(2)	For purposes of the 2021 SMBP, Home Health Segment Adjusted EBITDA was calculated as described in Note 14, Segment Reporting, to the accompanying consolidated financial statements.

IRF Quality Scorecard (applicable to Mses. Jacobsmeyer and Carlisle)
	% of Hospitals Meeting or Beating Hospital-Specific Goal
		Not Eligible	Threshold	Target	Maximum
Objective	Sub-Weight	0%	50%	100%	200%
Discharge to Community	30%	<60%	60%	70%	80%
Acute Transfer	15%	<60%	60%	70%	80%
Discharge to Skilled Nursing Facility	30%	<60%	60%	70%	80%
Patient Satisfaction	25%	<60%	60%	70%	80%
HHH Quality Scorecard (applicable to all NEOs)
	Consolidated Star/Hospice Rating
		Not Eligible	Threshold	Target	Maximum
Objective	Sub-Weight	0%	50%	100%	200%
Home Health Quality Stars	25%	<3.2	3.2	3.6	4.0
Home Health Patient Satisfaction Stars	25%	<3.0	3.0	3.5	4.0
Hospice HIS Measures	25%	<3.0	3.0	4.0	5.0
Hospice CAHPS	25%	<3.0	3.0	4.0	5.0
To reward exceptional performance, the NEOs had the opportunity to receive a maximum payout in the event actual results reached a predetermined level for each objective. Conversely, if attained results were less than threshold for a component of the corporate or regional quantitative objectives, then no payout for that component of the quantitative objectives occurs. It is important to note the following:
•	performance measures could be achieved independently of each other; and
•
as results increased above the threshold, a corresponding percentage of the target cash incentive would be awarded. In other words, levels listed are on a continuum, and straight-line interpolation is used to determine the payout multiple between two payout levels shown in the table above.

Establishing the Target Cash Incentive Opportunity
For Ms. Jacobsmeyer, the Encompass Compensation Committee established a target cash incentive opportunity based upon a percentage of her base salary, pursuant to the process described above under “—Determination of Compensation by Encompass.” The Encompass Compensation Committee then assigned relative weightings (as a percentage of total cash incentive opportunity) to the objectives applicable to Ms. Jacobsmeyer. For our NEOs other than Ms. Jacobsmeyer, target cash incentive opportunities and relative weightings were established by senior management within the plan parameters described above. The relative weightings of the quantitative objectives took into account each executive’s position.
The table below summarizes the target cash incentive opportunities and relative weightings of quantitative objectives for each NEO.
		Components of Cash Incentive Opportunity
Named Executive Officer	Target Cash Incentive Opportunity as a % of Salary	Encompass Consolidated Adjusted EBITDA	IRF Quality Scorecard	HHH Segment Adjusted EBITDA	HHH Segment Quality Scorecard
Barbara A. Jacobsmeyer	85%	45%	15%	28%	12%
Crissy B. Carlisle	58%	45%	15%	28%	12%
Chad K. Knight	50%	20%	—	56%	24%
Julie D. Jolley	50%	20%	—	56%	24%

Assessing and Rewarding 2021 Achievement of Objectives
After the close of the year, the Encompass Compensation Committee assesses performance against the quantitative objectives to determine a weighted average result, or the percentage of each NEO’s target incentive that has been achieved, for each objective. Actual 2021 Plan results for the quantitative objectives were as follows:
2021 EBITDA Results
Objective	Target	Result	% of Target Metric Achievement
EHC Adjusted EBITDA	$938,045,000	$973,665,000	150.6%
HHH Adjusted EBITDA	$192,580,000	$192,262,000	98.9%
2021 IRF Quality Scorecard Results
Objective	% of Target Metric Achievement	Weight	Weighted Metric Achievement
Discharge to Community	200.0%	30%	60.0%
Acute Transfer	—	15%	—
Discharge to Skilled Nursing Facility	200.0%	30%	60.0%
Patient Satisfaction	159.0%	25%	39.8%
Combined		100%	159.8%
2021 Enhabit Quality Scorecard Results
Objective	% of Target Metric Achievement	Weight	Weighted Metric Achievement
Home Health Quality Stars	175.0%	25%	43.8%
Home Health Patient Satisfaction Stars	200.0%	25%	50.0%
Hospice HIS Measures	100.0%	25%	25.0%
Hospice CAHPS	100.0%	25%	25.0%
Combined		100%	143.8%
These amounts were paid in March 2022 and are included in the 2021 compensation set out in the Summary Compensation Table on page 154.
2021 Senior Management Bonus Plan Awards – Amounts Earned
Name	Amount of 2021 Bonus Earned
Barbara A. Jacobsmeyer	$871,386
Crissy B. Carlisle	$318,939
Chad K. Knight	$183,031
Julie D. Jolley	$225,019

2021 Home Health and Hospice Retention Bonus Plan
On April 7, 2021, certain of our senior officers other than Mses. Jacobsmeyer and Carlisle were included as participants in the 2021 Home Health and Hospice Retention Bonus Plan. The purpose of this plan was to retain key members of home health and hospice leadership until after the distribution is complete. The plan offered a bonus equal to 50% of their then base salary, with one-half to be paid on the completion of a transaction resulting in the separation of Enhabit from Encompass and one-half to be paid on the 90th day following the completion of such transaction. The plan also provided that if a transaction did not occur by March 15, 2022, then each outstanding award awarded pursuant to the plan would immediately vest in full on March 15, 2022. The bonuses for our Named Executive Officers under this plan are as follows:
Name	2021 Home Health and Hospice Retention Bonus Plan Value
Barbara A. Jacobsmeyer	N/A
Crissy B. Carlisle	N/A
Chad K. Knight	$127,504
Julie D. Jolley	$152,495
Long-Term Incentives
To further align management’s interests with the interests of stockholders, a significant portion of each NEO’s total direct compensation for 2021 was in the form of long-term equity awards. For 2021, Encompass’s equity incentive plan provided participants at all officer levels with the opportunity to earn performance-based restricted stock, or “PSUs,” time-based restricted stock, or “RSAs” and, for executive vice presidents of Encompass like Ms. Jacobsmeyer, stock options. Long-term incentive award values for our NEOs remained unchanged in 2021 over 2020.
The Committee reviewed the 2021 value of the long-term incentive awards to the NEOs. Target award values for the 2021 LTIP included a 10% increase for all participants, including the NEOs, to address retention concerns due to COVID-19’s negative impact on prior award outcomes.
The following table summarizes the 2021 target equity award opportunity levels and forms of equity compensation for each of our NEOs. These amounts differ from the equity award values reported in the Summary Compensation Table on page 154 due to the utilization of a 20-day average stock price to determine the number of shares granted as opposed to the grant date values used for accounting and reporting purposes.
2021 Equity Incentive Plan Structure
Name	Total Target Equity Award Opportunity	Options as a % of the Award	PSUs as a % of the Award	RSAs as a % of the Award
Barbara A. Jacobsmeyer	$1,608,750	20%	60%	20%
Crissy B. Carlisle	$171,600	—	60%	40%
Chad K. Knight	$112,203	—	60%	40%
Julie D. Jolley	$151,260	—	60%	40%
PSU Awards in 2021
The Encompass Compensation Committee determined that performance-based vesting conditions for the majority of restricted stock awards in 2021 were appropriate to further align leadership with the interests of Encompass stockholders and promote specific performance objectives while facilitating executive stock ownership. The PSUs entitled the NEOs to receive a predetermined range of restricted Encompass shares upon achievement of specified performance objectives. Dividends accrue when paid on unvested shares, but the holders of PSUs would not receive the cash payments related to these accrued dividends until the resulting restricted shares, if any, fully vest.

For the 2021 PSU awards, the number of restricted shares earned will be determined at the end of a two-year performance period based on the level of achievement of Encompass’s normalized earnings per share (“Encompass EPS”)1 and Encompass’s return on invested capital (“Encompass ROIC”).2 The weighting of these metrics are shown in the graphic above. If restricted shares are earned at the end of the two-year performance period, the participant must remain employed until the end of the following year at which time the shares fully vest unless otherwise granted. For a description of the proposed treatment of the 2021 PSU awards held by NEOs in connection with the separation and distribution, see “The Separation and Distribution—Treatment of Equity-Based Compensation.”
Time-Based Restricted Stock Awards in 2021
A portion of Encompass’s 2021 long-term incentive award value was provided in RSAs to provide retention incentives to executives and facilitate stock ownership. The recipients of RSA awards have voting rights and rights to receive dividends. Dividends accrue when paid on outstanding shares, but the holders of RSAs will not receive the cash payments related to these accrued dividends until the restricted shares fully vest.
For the 2021 RSA award, one-third of the shares awarded vest on the first anniversary of the award, one-third of the shares vest on the second anniversary of the award, and the final third vest on the third anniversary.
For a description of the proposed treatment of the 2021 RSAs held by NEOs in connection with the separation and distribution, see “The Separation and Distribution—Treatment of Equity-Based Compensation.”
2021 Home Health and Hospice Retention Equity Awards
On October 4, 2021, certain of our senior leaders other than Mses. Jacobsmeyer and Carlisle and Mr. Knight were granted one-time equity awards. The purpose of this plan was to retain key members of home health and hospice leadership through the completion of the separation and distribution and beyond. The grants vest 100% on the second anniversary of the date of grant. The only NEO to receive an award was Ms. Jolley with a grant date value of $200,051.
Executive Compensation Program Changes for 2022
Ms. Marion was hired effective January 24, 2022. Her compensation has been established with an annual base salary of $350,000, a Senior Management Bonus Plan target of 50% of base salary, and a 2022 long-term incentive award opportunity of $225,000.
Benefits
In 2021, our NEOs were eligible for the same benefits offered to other Encompass employees (in the case of Mses. Jacobsmeyer and Carlisle) or to other Company employees (in the case of Mr. Knight or Ms. Jolley),
[1]
For purposes of the 2021 PSUs, Encompass EPS is calculated on a weighted-average diluted shares outstanding basis by adjusting Encompass’s net income from continuing operations attributable to Encompass for the normalization of income tax expense, fair value adjustments to the value of stock appreciation rights (“SARs”) and marketable securities, and certain unusual or nonrecurring unbudgeted items, to more accurately reflect items within management’s control while also minimizing unintended incentives or disincentives associated with the accounting treatment for unbudgeted, discretionary transactions.

[2]
For purposes of the 2021 PSUs, Encompass ROIC is defined as Encompass’s net operating profit after taxes (“NOPAT”) divided by Encompass’s average invested capital as of December 31, 2020, 2021, and 2022. Encompass’s invested capital is calculated as Encompass’s total assets less deferred tax assets, assets from discontinued operations, current liabilities, noncontrolling interest and redeemable noncontrolling plus current portion of long-term debt. NOPAT is defined as Encompass’s income from continuing operations attributable to Encompass common shareholders, excluding interest expense, government, class action and related settlements, professional fees - accounting, tax, and legal, fair value adjustments to the value of SARs and marketable securities, and loss on early extinguishment of debt, as adjusted for a normalized income tax expense. Both the numerator and the denominator are then adjusted as described in the note above for the applicable unusual or nonrecurring unbudgeted items including medical and dental coverage. NEOs were also eligible to participate in a qualified 401(k) plan, subject to the limits on contributions imposed by the Internal Revenue Service. Encompass did not provide the NEOs with compensation in the form of a pension plan.
Perquisite Practices
For 2021, Encompass did not have any perquisite plans or policies in place for its executive officers. Encompass also did not provide tax payment reimbursements, gross ups, or any other tax payments to any of our executive officers.
Severance Arrangements
To provide senior executives with additional certainty as a retention tool, potential benefits are provided by Encompass to its senior executives under its change of control and severance plans. The Encompass Compensation Committee determined the value of benefits were reasonable, appropriate, and competitive with those of our healthcare provider peer group. As a condition to receipt of any payment or benefits under either plan, participating employees must enter into a noncompetition, nonsolicitation, nondisclosure, nondisparagement and release agreement. The duration of the restrictive covenants would be equal to the benefit continuation periods described below for each plan. As a matter of policy, payments under either plan do not include “gross ups” for taxes payable on amounts paid. Definitions of “cause,” “retirement,” “change in control,” and “good reason” are provided on page 160.
Executive Severance Plan
Encompass has adopted an Executive Severance Plan to help retain qualified, senior officers whose employment is subject to termination under circumstances beyond their control. Of our NEOs, only Ms. Jacobsmeyer and Ms. Carlisle were participants in the plan in 2021. Under the plan, if a participant’s employment is terminated by the participant for good reason or by Encompass other than for cause (as defined in the plan), then the participant is entitled to receive a cash severance payment, health benefits, and the other benefits described below. Voluntary retirement, death, and disability are not payment triggering events. The terms of the plan, including the payment triggering events, were determined by the Encompass Compensation Committee to be consistent with healthcare industry market data from the Encompass Compensation Committee’s and management’s consultants.
The cash severance payment for Ms. Jacobsmeyer under the Executive Severance Plan is two times (2x) her annual base salary in effect at the time of the event plus any accrued, but unused, paid time off, and accrued, but unpaid, salary. For Ms. Carlisle, the multiple is one times (1x). This amount is to be paid in a lump sum within 60 days following the participant’s termination date. In addition, except in the event of termination for cause or resignation for lack of good reason, the participant would continue to be covered by all Encompass life, healthcare, medical and dental insurance plans and programs, excluding disability, for a 24-month period for Ms. Jacobsmeyer and 12 months for Ms. Carlisle.
Amounts paid under the plan are in lieu of, and not in addition to, any other severance or termination payments under any other plan or agreement with Encompass. As a condition to receipt of any payment under the plan, the participant must waive any entitlement to any other severance or termination payment by Encompass, including any severance or termination payment set forth in any employment arrangement with Encompass.
Upon termination of without cause, or with resignation for good reason, a prorated portion of any equity award subject to time-based vesting only that is unvested as of the effective date of the termination or resignation will automatically vest. If any restricted stock awards are performance-based, the Encompass Compensation Committee will determine the extent to which the performance goals for such restricted stock have been met and what awards have been earned.
Change in Control Benefits Plan
Encompass has adopted a Change in Control Benefits Plan to help retain certain qualified senior officers, maintain a stable work environment, and encourage officers to act in the best interest of Encompass stockholders if presented with decisions regarding change in control transactions. Mses. Jacobsmeyer and Carlisle participated in the plan in 2021. The terms of the plan, including the definition of a change in control event, were reviewed and determined to be consistent with healthcare industry market data from the Encompass Compensation Committee’s and management’s consultants. The plan includes a “double trigger” for the vesting of Encompass equity awards in the event of a change in control for all future awards to executives. The plan is reviewed annually for market competitiveness, but no material benefit changes have been made since 2014.
Under the Change in Control Benefits Plan, participants are divided into tiers as designated by the Encompass Compensation Committee. Ms. Jacobsmeyer is a Tier 1 participant, and Ms. Carlisle is a Tier 3 participant.
If a participant’s employment with Encompass is terminated within 24 months following a change in control or during a potential change in control, either by the participant for good reason (as defined in the plan) or by Encompass without cause, then the participant shall receive a lump sum severance payment. Voluntary retirement is not a payment triggering event. For Tier 1 and 3 participants, the lump sum severance is 2.99 times and 1.0 times, respectively, the sum of the highest base salary in the prior three years and the average of actual annual incentives for the prior three years for the participant, plus a prorated annual incentive award for any incomplete performance period. In addition, except in the event of termination for cause or resignation for lack of good reason, the participant and the participant’s dependents continue to be covered by all of Encompass’s life, healthcare, medical and dental insurance plans and programs, excluding disability, for a period of 36 months for Tier 1 participants and 12 months for Tier 3 participants.
If a change in control of Encompass occurs as defined in the plan, outstanding Encompass equity awards vest as follows:
Stock Options	Restricted Stock
Outstanding options to purchase Encompass common stock will only vest if the participant is terminated for good reason or without cause within 24 months of a change in control of Encompass or if not assumed or substituted and, for Tier 1 participants, all options will remain exercisable for three years. Tier 3 participants are not eligible to receive stock options.
Encompass restricted stock will only vest if the participant is terminated for good reason or without cause within 24 months of a change in control of Encompass or if not assumed or substituted.
Note: For performance-based restricted stock, the Encompass Compensation Committee will determine the extent to which the performance goals have been met and vesting of the resulting Encompass restricted stock will only accelerate as provided above.
The Encompass Compensation Committee has the authority to cancel an award in exchange for a cash payment in an amount equal to the excess of the fair market value of the same number of shares of Encompass common stock subject to the award immediately prior to the change in control of Encompass over the aggregate exercise or base price (if any) of the award.
Anticipated Compensation Arrangements Following the Separation and Distribution
Founder Awards
In connection with the separation and distribution, the Company intends to grant founder awards of restricted stock unit awards to certain non-employee directors (as described above under “Director Compensation”) and to grant founder awards of RSAs to certain employees, including our named executive officers, in each case under our 2022 Omnibus Performance Incentive Plan (a description of which is included below). It is anticipated that Ms. Jacobsmeyer, Ms. Carlisle, Ms. Jolley, Mr. Knight and Ms. Marion will each receive a founder award on the distribution date with a grant date value of $3 million, $500,000, $390,000, $350,000, and $262,500, respectively. It is expected that the number of shares of Enhabit common stock subject to each founder award will be equal to the grant date value of each award divided by the closing trading price of Enhabit common stock on the NYSE on the distribution date. The founder award granted to Ms. Jacobsmeyer will vest in installments, with 50% vesting on the third anniversary of the grant date and 50% vesting on the fourth anniversary of the grant date, in each case, generally subject to continued employment through the applicable vesting date. The founder awards granted to the other named executive officers will vest in installments, with 25% vesting on the first anniversary of the grant date, 25% vesting on the second anniversary of the grant date, and 50% on the third anniversary of the grant date, in each case, generally subject to continued employment through the applicable vesting date.

Annual Compensation for Named Executive Officers
As noted above, Pay Governance has been engaged to serve as an independent compensation consultant for the Company in anticipation of the separation and distribution. Taking into account the executive compensation analysis and assessment performed by Pay Governance and Mercer (the compensation consultant retained by Encompass management), the Company expects to implement the following annual compensation levels for our named executive officers, effective upon the distribution date:
•
Ms. Jacobsmeyer’s annual base salary will increase to $850,000, her annual target bonus opportunity will equal 105% of her annual base salary, and her annual long-term incentive opportunity will equal 315% of her annual base salary. In addition, it is expected that Ms. Jacobsmeyer will be granted a supplemental RSA on the distribution date with a grant date value of $1,087,500 to recognize her increased responsibilities after the fiscal year 2021 annual equity award was granted to her. It is expected that the number of shares of Enhabit common stock subject to the supplemental RSA will be equal to the grant date value of such award divided by the closing trading price of Enhabit common stock on the NYSE on the distribution date. The supplemental RSA will vest in three equal installments on each of February 25, 2023, February 25, 2024, and February 25, 2025, in each case, generally subject to continued employment through the applicable vesting date.

•
For Ms. Carlisle, it is expected that her current compensation levels will remain in place; therefore, she will continue to have an annual base salary of $400,000, an annual target bonus opportunity equal to 70% of her annual base salary, and an annual long-term incentive opportunity equal to 125% of her annual base salary.

•
Ms. Jolley’s annual base salary will increase to $390,000, her annual target bonus opportunity will equal 70% of her annual base salary, and her annual long-term incentive opportunity will equal 100% of her annual base salary.

•
Mr. Knight’s annual base salary will increase to $350,000, his annual target bonus opportunity will equal 70% of his annual base salary, and his annual long-term incentive opportunity will equal 100% of his annual base salary.

•
For Ms. Marion, it is expected that her current compensation levels will remain in place; therefore, she will continue to have an annual base salary of $350,000, an annual target bonus opportunity equal to 50% of her annual base salary, and an annual long-term incentive opportunity equal to 75% of her annual base salary.

Enhabit Executive Severance Plan
It is expected that the Company will adopt the Enhabit, Inc. Executive Severance Plan (the “Enhabit Executive Severance Plan”) to become effective upon, and subject to, the completion of the separation and distribution. Participants under the Enhabit Executive Severance Plan are those employees of the Company who are designated as participants by our board of directors or its Compensation and Human Capital Committee, or by our Chief Executive Officer (other than with respect to employees who are executive officers). The terms and conditions of the Enhabit Executive Severance Plan will be substantially the same as the terms and conditions of the Encompass Executive Severance Plan, which are discussed above under “—Compensation Discussion and Analysis—Severance Arrangements—Executive Severance Plan”. Each participant under the Enhabit Executive Severance Plan is designated as either a Tier 1 participant (corresponding to a severance multiplier of 3 times), a Tier 2 participant (corresponding to a severance multiplier of 2 times), or Tier 3 participant (corresponding to a severance multiplier of 1 times) for purposes of determining the participant’s benefits under the plan. The severance multiple is applied to the participant’s base salary in order to calculate cash severance, as described above. It is expected that our named executive officers will be designated as participants at the following levels: Tier 1 for Ms. Jacobsmeyer, Tier 2 for Ms. Carlisle, Ms. Jolley, and Mr. Knight, and Tier 3 for Ms. Marion.
Enhabit Change in Control Benefits Plan
It is expected that the Company will adopt the Enhabit, Inc. Change in Control Benefits Plan (the “Enhabit Change in Control Benefits Plan”) to become effective upon, and subject to, the completion of the separation and distribution. Participants under the Enhabit Change in Control Benefits Plan are those employees of the Company who are designated as participants by our board of directors or its Compensation and Human Capital

Committee, or by our Chief Executive Officer (other than with respect to employees who are executive officers). The terms and conditions of the Enhabit Change in Control Benefits Plan will be substantially the same as the terms and conditions of the Encompass Change in Control Benefits Plan, which are discussed above under “—Compensation Discussion and Analysis—Severance Arrangements—Change in Control Benefits Plan”. Each participant under the Enhabit Change in Control Benefits Plan is designated as either a Tier 1 (corresponding to a severance multiplier of 2.99 times), a Tier 2 participant (corresponding to a severance multiplier of 2 times), or Tier 3 participant (corresponding to a severance multiplier of one times) for purposes of determining the participant’s benefits under the plan. The severance multiplier is applied to the sum of the participants base salary and average annual bonus in order to calculate cash severance, as described above. It is expected that our named executive officers will be designated as participants at the following levels: Tier 1 for Ms. Jacobsmeyer and Tier 2 for Ms. Carlisle, Ms. Jolley, Mr. Knight, and Ms. Marion.
New Compensation and Human Capital Committee
In connection with the separation and distribution, the Company’s board of directors will establish a Compensation and Human Capital Committee, which will oversee the design of our executive and director compensation programs and our compensation philosophy.
Summary Compensation Table
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Barbara A. Jacobsmeyer President and Chief Executive Officer	2021	703,846	—	1,303,548	319,295	871,386	143,320	3,341,395
	2020	620,000	—	1,211,485	266,742	497,250	26,963	2,622,440
	2019	650,000	—	892,115	219,960	700,544	26,206	2,488,825
Crissy B. Carlisle Chief Finance Officer	2021	319,849	—	173,834	—	318,939	40,410	853,032
Chad K. Knight General Counsel	2021	256,345	—	97,421	—	183,031	2,288	539,085
Julie D. Jolley Executive Vice President	2021	318,893	—	353,385	—	225,019	2,822	900,119
(1)
We have included three years of compensation information for Ms. Jacobsmeyer because it has previously been reported in Encompass’s definitive proxy statements filed with the SEC. For the other NEOs, only 2021 compensation is reported consistent with SEC requirements.

(2)
The stock awards for each year consist of performance-based restricted stock, or “PSUs,” and time-based restricted stock, or “RSAs,” as part of the long-term incentive plan for the given year. The amounts shown in this column are the grant date fair values computed in accordance with Accounting Standards Codification Topic 718, Compensation - Stock Compensation (“ASC 718”), assuming the most probable outcome of the performance conditions as of the grant dates (i.e., target performance). All of the values in this column are consistent with the estimate of aggregate compensation expense to be recognized over the applicable vesting period, excluding any adjustment for forfeitures. The assumptions used in the valuations are discussed in Note 10, Stock-Based Payments, to the accompanying consolidated financial statements.

The values of the PSU awards at the varying performance levels for our NEOs are set forth in the table below.
Name	Year	Threshold Performance Value ($)	Target Performance Value ($)	Maximum Performance Value ($)
Barbara A. Jacobsmeyer	2021	488,810	977,620	1,955,240
	2020	454,287	908,573	1,817,146
	2019	334,535	669,070	1,338,141
Crissy B. Carlisle	2021	52,158	104,317	208,634
Chad K. Knight	2021	34,097	68,195	136,389
Julie D. Jolley	2021	46,000	92,001	184,001
(3)
The values of option awards listed in this column are the grant date fair values computed in accordance with ASC 718 as of the grant date. All of the values in this column are consistent with the estimate of aggregate compensation expense to be recognized over the three-year vesting period, excluding any adjustment for forfeitures. The assumptions used in the valuations are discussed in Note 14, Share-Based Payments, to the consolidated financial statements in Encompass’s 2021 Form 10-K.

(4)	The amounts shown in this column are bonuses earned under Encompass’s senior management bonus plan in the corresponding year but paid in the first quarter of the following year.
(5)
The items reported in this column for 2021 are described as set forth below. The amounts reflected in the “Dividend Rights” column are the aggregate values of dividends associated with outstanding restricted stock awards to the extent that the per share dividend rate increased beyond the rate in existence on the grant date of the awards. That is, the grant date fair values for awards granted prior to the increases in the dividend rate in October 2018 and 2019 may not have factored in those incremental dividend rights, so the aggregate amount of dividend rights equal to those incremental increases is included in this column. Both RSA and PSU awards accrue rights to cash dividends that are only paid if the awards vest. The dividend rights paid on or accruing to our equity awards are equivalent in value to the rights of common stockholders generally and are not preferential. The amount included in the “Other” column below for Ms. Jacobsmeyer includes (a) $121,981 in direct payments and the employer’s payroll tax responsibility associated with relocation expenses in connection with her transition to leadership of the home health and hospice business in Dallas, Texas, (b) $2,999 for an executive physical examination, and (c) $75 for a small gift of appreciation. The amount included in the “Other” column below for Ms. Carlisle discloses the relocation expenses paid to Ms. Carlisle in connection with her transition to leadership of the home health and hospice business in Dallas, Texas.

Name	Qualified 401(k) Match ($)	Nonqualified 401(k) Match ($)	Dividend Rights ($)	Other ($)
Barbara A. Jacobsmeyer	7,750	10,168	347	125,055
Crissy B. Carlisle	7,339	815	12	32,244
Chad K. Knight	2,288	—	—	—
Julie D. Jolley	2,812	—	10	—
Grants of Plan-Based Awards During 2021
			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan			All Other Stock Awards: Number of Shares of Stock or Units(6) (#)	All Other Option Awards: Number of Securities Underlying Options(7) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Date of Board Approval of Grant	Threshold(3) ($)	Target(4) ($)	Maximum(5) ($)	Threshold (#)	Target (#)	Maximum (#)
Barbara A. Jacobsmeyer
Annual Incentive	—	—	318,750	637,500	1,275,000	—	—	—	—	—	—	—
PSU	2/24/2021	2/24/2021	—	—	—	5,914	11,827	23,654	—	—	—	977,620
Stock options	3/2/2021	3/2/2021	—	—	—	—	—	—	—	16,620	80.40	319,295
RSA	2/24/2021	2/24/2021	—	—	—	—	—	—	3,943	—	—	325,928
Crissy B. Carlisle
Annual Incentive	—	—	116,667	233,333	466,666	—	—	—	—	—	—	—
PSU	2/24/2021	2/24/2021	—	—	—	631	1,262	2,524	—	—	—	104,317
RSA	2/24/2021	2/24/2021	—	—	—	—	—	—	841	—	—	69,517
Chad K. Knight
Annual Incentive	—	—	76,253	152,506	305,012	—	—	—	—	—	—	—
Retention Incentive	—	—	—	127,504(8)	—	—	—	—	—	—	—	—
PSU	2/24/2021	2/24/2021	—	—	—	413	825	1,650	—	—	—	68,195
RSA	2/24/2021	2/24/2021	—	—	—	—	—	—	550	—	—	45,463
Julie D. Jolley
Annual Incentive	—	—	93,746	187,491	374,982	—	—	—	—	—	—	—
Retention Incentive	—	—	—	152,495(8)	—	—	—	—	—	—	—	—
PSU	2/24/2021	2/24/2021	—	—	—	557	1,113	2,226	—	—	—	92,001
RSA	2/24/2021	2/24/2021	—	—	—	—	—	—	742	—	—	61,334
RSA	10/4/2021	—(9)	—	—	—	—	—	—	2,724	—	—	200,051
(1)
The possible payments described in these three columns are cash amounts provided for by Encompass’s 2021 Senior Management Bonus Plan as discussed under “—Compensation Discussion and Analysis—Annual Incentives.” Final payments under the 2021 program were calculated and paid in the first quarter of 2022 and are reflected in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation.”

(2)
Awards which are designated as “PSU” are performance share units. As described in “—Compensation Discussion and Analysis—Long-Term Incentives—PSU Awards in 2021,” these awards vest and shares are earned based upon the level of attainment of performance objectives for the two-year period from January 1, 2021 ending December 31, 2022 and a one-year time-vesting requirement ending December 31, 2023. Each of the threshold, target and maximum share numbers reported in these three columns assume the performance objectives are each achieved at that respective level. Upon a change in control, the Encompass Compensation Committee will determine the extent to which the performance goals for PSUs have been met and what awards have been earned or if the goals should be modified on account of the change in control. The PSUs, and resulting restricted stock, accrue ordinary dividends during the service period, to the extent paid on our common stock, but the holders will not receive the cash payments related to these accrued dividends until the restricted stock resulting from performance attainment vests. The Encompass Compensation Committee will determine whether the restricted stock will be entitled to any extraordinary dividends, if any are declared and paid.

(3)
The threshold amounts in this column assume: (i) Encompass reached only threshold achievement on each of the quantitative objectives and (ii) the Encompass Compensation Committee exercised no discretion based on performance, resulting in payment of the minimum quantitative portion of the bonus. Then, following the procedures discussed under “—Compensation Discussion and Analysis—Annual Incentives—Assessing and Rewarding 2021 Achievement of Objectives,” Encompass would multiply this amount by 50% (the threshold payout multiple) to arrive at the amount payable for threshold achievement of the quantitative objectives.
(4)
The target payment amounts in this column assume: (i) Encompass achieved exactly 100% of each of the quantitative objectives and (ii) the Encompass Compensation Committee exercised no discretion based on an individual’s performance. The target amount payable for each NEO is her or his base salary multiplied by the target cash incentive opportunity percentage set out in the table under “—Compensation Discussion and Analysis—Annual Incentives—Establishing the Target Cash Incentive Opportunity.”

(5)
The maximum payment amounts in this column assume Encompass achieved at or above the maximum achievement level of each of the quantitative objectives, at which level no discretion can be applied to increase the payment. Thus, following the procedures discussed under “—Compensation Discussion and Analysis—Annual Incentives—Assessing and Rewarding 2021 Achievement of Objectives,” Encompass would multiply the target amount by 200% (the maximum payout multiple) to arrive at the amount payable for maximum achievement.

(6)
Awards which are designated as “RSA” are time-vesting restricted stock awards. The number of shares of restricted stock set forth will vest in three equal annual installments beginning on the first anniversary of the grant, provided that the officer is still employed by Encompass. A change in control of Encompass will also cause these awards to immediately vest. This restricted stock accrues ordinary dividends to the extent paid on our common stock, but the holders will not receive the cash payments related to these accrued dividends until the restricted stock vests. The Encompass Compensation Committee will determine whether the restricted stock will be entitled to any extraordinary dividends, if any are declared and paid.

(7)
All stock option grants will vest, subject to the officer’s continued employment by Encompass, in three equal annual installments beginning on the first anniversary of grant. A change in control of Encompass will also cause options to immediately vest.

(8)	Based on their leadership, Mr. Knight and Ms. Jolley participated in the 2021 Retention Bonus Plan at 50% of their current annual base salaries.
(9)	Authority delegated to Mr. Tarr on September 15, 2021 to make a limited amount of special equity grants.
Outstanding Equity Awards at December 31, 2021
	Option Awards(1)				Stock Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date(2)	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(6)
Name	Exercisable	Unexercisable
Barbara A. Jacobsmeyer	7,792	—	42.22	2/24/2027	7,536	491,799	9,875	644,443
	12,151	—	53.79	3/1/2028	1,137	74,201	23,654	1,543,660
	9,491	4,746	63.77	3/1/2029	2,446	159,626	—	—
	5,743	11,484	76.54	3/2/2030	3,943	257,320	—	—
	—	16,620	80.40	3/2/2031	—	—	—	—

Crissy B. Carlisle	—	—	—	—	935	61,018	1,015	66,239
	—	—	—	—	282	18,403	2,524	164,716
	—	—	—	—	502	32,761	—	—
	—	—	—	—	841	54,884	—	—

Chad K. Knight	—	—	—	—	314	20,492	636	41,505
	—	—	—	—	550	35,893	1,650	107,679

Julie D. Jolley	—	—	—	—	1,012	66,043	930	60,692
					460	30,020	2,226	145,269
					742	48,423
					2,724	177,768
(1)	All options shown above vest in three equal annual installments beginning on the first anniversary of the grant date.
(2)	The expiration date of each option occurs 10 years after the grant date of each option.
(3)
For Mses. Jacobsmeyer and Carlisle, the first amount shown in this column is restricted stock awards resulting from the attainment of the related PSU awards’ performance objectives during the 2019-2020 performance period, and the second, third, and fourth amounts represent the annual grants of time-based restricted stock in February 2019, 2020, and 2021, respectively, each of which vest in three equal annual installments beginning on the first anniversary of the grant date. For Mr. Knight, the amounts reflected in this column are his annual grants of time-based restricted stock in February 2020 and 2021. For Ms. Jolley, the first amount shown in this column is restricted stock awards resulting from the attainment of the related PSU awards’ performance objectives during the 2019 performance period, and the second and third amounts represent the annual grants of time-based restricted stock in February 2020 and 2021, respectively, each of which vest in three equal annual installments beginning on the first anniversary of the grant date and the fourth amount represents a one-time retention grant of time-based restricted stock in October 2021 which vests in one installment on the second anniversary of the grant date.
(4)	The market value reported was calculated by multiplying the closing price of Encompass common stock on the last trading day of 2021, $65.26, by the number of shares set forth in the preceding column.
(5)
The PSU awards shown in this column are contingent upon the level of attainment of performance goals for the two-year period from January 1 of the year in which the grant is made. The determination of whether and to what extent the PSU awards are achieved will be made following the close of the two-year period. The first amount for each officer in this column represents the actual number of shares earned over the 2020-2021 performance period as officially determined by Encompass’s board of directors in February 2022, which shares shall be restricted through December 31, 2022. The second amount for each officer in this column represents the number of shares to be earned assuming achievement of maximum performance during the 2021-2022 performance period on the normalized earnings per share and return on invested capital objectives. The actual number of restricted shares earned at the end of that performance period may be lower.

(6)
The market value reported was calculated by multiplying the closing price of Encompass’s common stock on the last trading day of 2021, $65.26, by the number of shares set forth in the preceding column.

Option Exercises and Stock Vested in 2021
	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Barbara A. Jacobsmeyer	*	*	16,497	1,356,409
Crissy B. Carlisle	*	*	3,021	247,798
Chad K. Knight	*	*	158	12,721
Julie D. Jolley	*	*	2,531	208,787
*	No stock option exercises in 2021.
Deferred Compensation
Retirement Investment Plans
Each of our Named Executive Officers participates in one of two qualified 401(k) savings plans, the Encompass Health Retirement Investment Plan (the “RIP”) or the Encompass Home Health Savings Plan (the “HHSP”). The RIP allows eligible Encompass employees to contribute up to 100% of their annual compensation (W-2 compensation excluding certain reimbursements, stock awards, and perquisites) on a pre-tax basis into their individual retirement accounts in the plan, subject to nondiscrimination rules and annual contribution limits. Encompass inpatient rehabilitation employees who are at least 21 years of age are eligible to participate in the RIP and all contributions to the plan are in the form of cash. The employer matching contribution under the RIP is 50% of the first 6% of each participant’s elective deferrals, which vest 100% after three years of service. Participants are always fully vested in their own contributions.
The HHSP allows eligible Encompass employees to contribute up to 60% of their annual compensation on a pre-tax basis into their individual retirement accounts in the plan subject to the normal maximum limits set annually by the Internal Revenue Service. All of our full-time and part-time employees, unless eligible under an acquired plan, are eligible to participate in the HHSP and all contributions to the plan are in the form of cash. The employer matching contribution under the HHSP is 25% of the first 3% of each participant’s elective deferrals, which vest gradually over a six-year service period. Participants are always fully vested in their own contributions.
Participants may invest the amounts contributed to these plans in various investment vehicles, which do not include Encompass common stock, managed by unrelated third parties. Generally, amounts contributed to these plans will be paid upon termination of employment, although in-service withdrawals may be made upon the occurrence of a hardship or the attainment of age 59.5. Distributions will be made in the form of a lump sum cash payment unless the participant is eligible for and elects a direct rollover to an eligible retirement plan.
Nonqualified Deferred Compensation Plan
Encompass adopted a nonqualified deferred compensation plan, the Encompass Health Corporation Nonqualified 401(k) Plan, or the “NQ Plan,” in order to allow deferrals above what is limited by the IRS. Our named executive officers, except for Mr. Knight and Mses. Jolley and Marion, are eligible to participate in the

NQ Plan, the provisions of which follow the 401(k) Plan. Participants may request, on a daily basis, to have amounts credited to their NQ Plan accounts track the rate of return based on one or more benchmark mutual funds, which are substantially the same funds as those offered under our 401(k) Plan.
Eligible employees may elect to defer from 1% to 100% of compensation (W-2 compensation excluding certain reimbursements, stock awards, and perquisites) to the NQ Plan. Encompass will make an employer matching contribution to the NQ Plan equal to 50% of the participant’s deferral contributions, up to 6% of such participant’s total compensation, less any employer matching contributions made on the participant’s behalf to the 401(k) Plan. In addition, Encompass may elect to make a discretionary contribution to the NQ Plan with respect to any participant. Encompass did not elect to make any discretionary contributions to the NQ Plan for 2021. All deferral contributions made to the NQ Plan are fully vested when made and are credited to a separate bookkeeping account on behalf of each participant. Employer matching contributions vest once the participant has completed three years of service.
Deferral contributions will generally be distributed, as directed by the participant, upon either a termination of service or the occurrence of a specified date. Matching and discretionary contributions are distributed upon termination of service. Distributions may also be elected by a participant in the event of an unforeseen emergency in which case participation in the NQ Plan will be suspended. Distributions will be made in cash in the form of a lump sum payment or annual installments over a two-to-fifteen year period, as elected by the participant. Any amounts that are payable from the NQ Plan upon a termination of employment are subject to the six-month delay applicable to specified employees under section 409A of the Code.
The following table sets forth information as of December 31, 2021 with respect to the NQ Plan.
Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contribution in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Balance at Last Fiscal Year End ($)(4)
Barbara A. Jacobsmeyer	74,588	10,168	88,921(5)	526,334
Crissy B. Carlisle	6,452	815	10,759(6)	82,620
Chad K. Knight	—	—	—	—
Julie D. Jolley	—	—	—	—
(1)	All amounts in this column are included in the 2021 amounts represented as “Salary” and “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table, except $74,588 for Ms. Jacobsmeyer.
(2)	All amounts in this column are included in the 2021 amounts represented as “All Other Compensation” in the Summary Compensation Table, except $10,168 for Ms. Jacobsmeyer.
(3)	No amounts in this column are included, or are required to be included, in the Summary Compensation Table.
(4)
Other than the amounts reported in this table for 2021, the balances in this column were previously reported as “Salary,” “Non-Equity Incentive Plan Compensation” and “All Other Compensation” in our Summary Compensation Tables in previous years, except for the following amounts which represent the aggregate earnings, all of which are non-preferential and not required to be reported in the Summary Compensation Table: $166,373 for Ms. Jacobsmeyer and $34,889 for Ms. Carlisle.

(5)
Represents earnings and (losses) from amounts invested in the following mutual funds: Vanguard Mid Cap Index Instl, Vanguard Wellington Admiral Shares, Vanguard Small Cap Index Instl, Vanguard Equity Income Adm, EuroPacific Growth R6 and Vanguard Inst Index.

(6)
Represents earnings and (losses) from amounts invested in the following mutual funds: Vanguard Mid Cap Index Instl, Vanguard Wellington Admiral Shares, Dodge & Cox Income, Vanguard Infl Protected Secs In, Vanguard Mid Cap Growth Index Adm, EuroPacific Growth R6, Vanguard Inst Index, DFA Emerging Markets and Amcent Emerging Markets R6.

Potential Payments upon Termination of Employment
The following table describes the potential payments and benefits under Encompass’s compensation and benefit plans and arrangements to which our Named Executive Officers would have been entitled upon termination of employment as of December 31, 2021, by Encompass without “cause” or by the executive for “good reason” or “retirement,” as those terms are defined below. No payments or benefits would have been due in the event of a termination of employment by Encompass for cause. Encompass’s Change in Control Benefits Plan does not provide cash benefits unless there is an associated termination of employment. Due to the numerous factors involved in estimating these amounts, the actual value of benefits and amounts to be paid can only be determined upon termination of employment. In the event an NEO breaches or violates the restrictive covenants contained in the awards under Encompass’s 2008 Equity Incentive Plan, 2016 Omnibus Performance

Incentive Plan, Executive Severance Plan, or the Changes in Control Benefits Plan, certain of the amounts described below may be subject to forfeiture and/or repayment.
For additional discussion of the material terms and conditions, including payment triggers, see “—Compensation Discussion and Analysis—Severance Arrangements.” An executive cannot receive termination benefits under more than one of the plans or arrangements identified below. Retirement benefits are governed by the terms of the awards under Encompass’s 2008 Equity Incentive and 2016 Omnibus Performance Incentive Plans. The following table assumes the listed triggering events occurred on December 31, 2021.
Name/Triggering Event	Lump Sum Payments ($)(1)	Continuation of Insurance Benefits ($)	Accelerated Vesting of Equity Awards ($)(2)	Total Termination Benefits ($)
Barbara A. Jacobsmeyer
Executive Severance Plan
Without Cause/For Good Reason	1,500,000	35,965	1,473,651	3,009,616
Disability or Death	—	—	2,479,641	2,479,641
Change in Control Benefits Plan	4,956,936	53,948	2,480,034	7,490,918
Crissy B. Carlisle
Executive Severance Plan
Without Cause/For Good Reason	400,000	16,141	185,277	601,418
Disability or Death	—	—	315,663	315,663
Change in Control Benefits Plan	1,423,622	32,282	315,663	1,771,567
Chad K. Knight
Executive Severance Plan
Without Cause/For Good Reason	—	—	68,110	68,110
Disability or Death	—	—	151,730	151,730
Change in Control Benefits Plan	—	—	151,730	151,730
Julie D. Jolley
Executive Severance Plan
Without Cause/For Good Reason	—	—	177,326	177,326
Disability or Death	—	—	455,580	455,580
Change in Control Benefits Plan	—	—	455,580	455,580
(1)
Encompass automatically reduces payments under the Change in Control Benefits Plan to the extent necessary to prevent such payments being subject to “golden parachute” excise tax under Section 280G and Section 4999 of the Internal Revenue Code, but only to the extent the after-tax benefit of the reduced payments exceeds the after-tax benefit if such reduction were not made (“best payment method”). The lump sum payments shown may be subject to reduction under this best payment method.

(2)
The amounts reported in this column reflect outstanding equity awards, the grant date value of which along with accrued dividends and dividend equivalents has been reported as compensation in 2021 or prior years. The value of the accelerated vesting of equity awards listed in this column has been determined based on the $65.26 closing price of Encompass common stock on the last trading day of 2021. The Encompass Compensation Committee may, in its discretion, provide that upon a change in control: (x) equity awards be canceled in exchange for a payment in an amount equal to the fair market value of Encompass stock immediately prior to the change in control over the exercise or base price (if any) per share of the award, and (y) each award be canceled without payment therefore if the fair market value of Encompass stock is less than the exercise or purchase price (if any) of the award. With respect to PSUs, amounts were calculated assuming achievement of the target level of performance.

The amounts shown in the preceding table do not include payments and benefits to the extent they are provided on a nondiscriminatory basis to salaried employees of Encompass generally upon termination of employment. The “Lump Sum Payments” column in the above table includes the estimated payments provided for under the plans described under “—Compensation Discussion and Analysis—Severance Arrangements.” Additionally, the Executive Severance Plan and the Change in Control Benefits Plan provide that as a condition to receipt of any payment or benefits all participants must enter into a nonsolicitation, noncompete, nondisclosure, nondisparagement and release agreement.

As of December 31, 2021, none of our Named Executive Officers qualified for retirement as defined below. However, the potential equity value accelerated upon retirement had each NEO been retirement eligible on December 31, 2021 is outlined in the table below.
Named Executive Officer	Accelerated Vesting of Equity Awards Due to Retirement (Assuming Retirement Eligible)
Barbara A. Jacobsmeyer	$1,473,651
Crissy B. Carlisle	$185,277
Chad K. Knight	$68,110
Julie D. Jolley	$177,326
Definitions
“Cause” means, in general terms:
(i)	evidence of fraud or similar offenses affecting Encompass;
(ii)	indictment for, conviction of, or plea of guilty or no contest to, any felony;
(iii)	suspension or debarment from participation in any federal or state health care program;
(iv)	an admission of liability, or finding, of a violation of any securities laws, excluding any that are noncriminal;
(v)
a formal indication that the person is a target or the subject of any investigation or proceeding for a violation of any securities laws in connection with his or her employment by Encompass, excluding any that are noncriminal; and

(vi)	breach of any material provision of any employment agreement or other duties.
“Change in Control” means, in general terms:
(i)	the acquisition of 30% or more of either the then-outstanding shares of common stock or the combined voting power of Encompass’s then-outstanding voting securities; or
(ii)
the individuals who currently constitute the board of directors of Encompass, or the “Incumbent Board,” cease for any reason to constitute at least a majority of the board (any person becoming a director in the future whose election, or nomination for election, was approved by a vote of at least a majority of the directors then constituting the Incumbent Board shall be considered as though such person were a member of the Incumbent Board); or

(iii)
a consummation of a reorganization, merger, consolidation or share exchange, where persons who were the stockholders of Encompass immediately prior to such reorganization, merger, consolidation or share exchange do not own at least 50% of the combined voting power; or

(iv)	a liquidation or dissolution of Encompass or the sale of all or substantially all of its assets.
“Good Reason” means, in general terms:
(i)
an assignment of a position that is of a lesser rank and that results in a material adverse change in reporting position, duties or responsibilities or title or elected or appointed offices as in effect immediately prior to the change, or in the case of a Change in Control ceasing to be an executive officer of a company with registered securities; or

(ii)	a material reduction in compensation from that in effect immediately prior to the Change in Control; or
(iii)	any change in benefit level under a benefit plan if such change in status occurs during the period beginning 6 months prior to a Change in Control and ending 24 months after it; or
(iv)	any change of more than 50 miles in the location of the principal place of employment.
“Retirement” means the voluntary termination of employment after attaining (a) age 65 or (b) in the event that person has been employed for 10 or more years on the date of termination, age 60.

ENHABIT 2022 OMNIBUS PERFORMANCE INCENTIVE PLAN
The Company will adopt the 2022 Omnibus Performance Incentive Plan (the “2022 Plan”), to be effective upon, and subject to, the completion of the separation and distribution. The 2022 Plan is expected to have the terms substantially as set forth below.
Purpose.
The purpose of the 2022 Plan is to promote the Company’s success and enhance the value of the Company by linking the personal interests of its employees, officers, and directors to those of its stockholders, and by providing participants with an incentive for outstanding performance.
Eligibility.
The 2022 Plan permits the grant of equity and cash incentive awards to employees, officers, and directors of the Company and its affiliates as selected by the Compensation and Human Capital Committee of our board of directors (the “Enhabit Compensation Committee”).
Aggregate Shares.
Subject to adjustment as provided in the 2022 Plan, the aggregate number of shares of common stock reserved and available for issuance pursuant to awards granted under the 2022 Plan is 7,000,000. Shares of common stock issued pursuant to awards originally granted under the Encompass 2016 Omnibus Performance Incentive Plan that are converted into awards in respect of Company common stock under the 2022 Plan (“assumed awards”) will be counted against the share limit under the 2022 Plan.
The 2022 Plan generally allows the Company to add back to the number of shares available for issuance the same number of shares that were previously reserved for issuance in connection with a related award but were forfeited, canceled, or otherwise never issued to the recipient or shares withheld to satisfy tax withholding obligations upon a lapse of restrictions on an award.
Minimum Vesting Requirements.
Except with respect to awards (other than an option or a SAR) accounting for not greater than 5% of the aggregate number of shares of common stock reserved and available for awards, assumed awards, or as set forth below under “Acceleration upon Certain Events,” any award of stock granted under the 2022 Plan will either (1) be subject to a minimum vesting period of one year, or (2) be granted solely in exchange for cash compensation.
Oversight and Administration.
The Enhabit Compensation Committee will administer the 2022 Plan. The Enhabit Compensation Committee has the authority to designate participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof; delegate authority to management with respect to non-executive awards (in which case any authorized actions taken by the delegate(s) shall be treated as actions of the Enhabit Compensation Committee); and make all other decisions and determinations that may be required under the 2022 Plan. Our board of directors may at any time choose to administer the 2022 Plan (for example, awards to the chief executive officer), in which case the board will have the same authority otherwise given to the Enhabit Compensation Committee under the 2022 Plan.
Permissible Awards.
The 2022 Plan authorizes the granting of awards in any of the following forms:
Stock Options.
The Enhabit Compensation Committee is authorized to grant incentive stock options or non-qualified stock options for our common stock under the 2022 Plan. The terms of an incentive stock option must meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. No more than 7,000,000 incentive stock options may be issued under the 2022 Plan. The exercise price of an option (other than an option that is an assumed award) may not be less than the fair market value (as defined in the 2022 Plan) of the underlying stock on the date of grant, and no option may have a term of more than 10 years. Participants may elect to exercise stock options by means of a cashless exercise or a net settlement.
Stock Appreciation Rights.
The Enhabit Compensation Committee may also grant stock appreciation rights or SARs. These provide the holder the right to receive the excess, if any, of the fair market value of one share of common stock on the date of exercise, over the base price of the stock appreciation right as determined by the Enhabit Compensation Committee, which will not be less than the fair market value of one share of common stock on the grant date (other than in the case of a SAR that is an assumed award). SARs may be payable in cash or shares of common stock or a combination thereof. No SAR may be exercised more than 10 years from the grant date.
Restricted Stock Awards.
The Enhabit Compensation Committee may make awards of restricted stock to participants, which will be subject to such restrictions on transferability and other restrictions as the Enhabit Compensation Committee may impose (including, without limitation, limitations on the right to vote restricted stock or the right to receive dividends, if any, on the restricted stock).
Restricted Stock Units.
The Enhabit Compensation Committee may make awards of restricted stock units, which will be subject to such restrictions on transferability and other restrictions as the Enhabit Compensation Committee may impose. Upon lapse of such restrictions, shares of common stock or cash may be issued to the participant in settlement of the restricted stock units.
Performance Awards.
The Enhabit Compensation Committee may grant performance awards that are designated in cash, shares of common stock, restricted stock, or restricted stock units. The Enhabit Compensation Committee will have the complete discretion to determine the number of performance awards granted to any participant and to set performance goals and other terms or conditions to payment of the performance awards in its discretion which, depending on the extent to which they are met, will determine the number and value of performance awards that will be paid to the participant.
Cash Awards.
The Enhabit Compensation Committee is authorized to confer rights to participants to receive cash subject to the achievement of one or more specified performance goals or such other terms and conditions as may be selected by the Enhabit Compensation Committee.
Dividend Equivalents.
The Enhabit Compensation Committee is authorized to grant dividend equivalents to participants subject to such terms and conditions as may be selected by the Enhabit Compensation Committee. Dividend equivalents entitle the participant to receive payments equal to dividends declared and paid with respect to all or a portion of the shares of common stock subject to an award other than a stock option or a SAR. Dividend equivalents associated with a performance-based award will only be paid to the extent the underlying award is earned and vested.
Other Stock-Based Awards.
The Enhabit Compensation Committee may, subject to limitations under applicable law and the provisions of the 2022 Plan, grant to participants such other awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of common stock as deemed by the Enhabit Compensation Committee to be consistent with the purposes of the 2022 Plan, including, without limitation, shares of common stock awarded purely as a bonus and not subject to any restrictions or conditions, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of common stock, and awards valued by reference to book value of shares of common stock or the value of securities of or the performance of specified parents or subsidiaries. The Enhabit Compensation Committee will determine the terms and conditions of any such awards, subject to the minimum vesting requirements discussed above.
Award Limits.
No individual may be granted options or SARs in excess of 1,000,000 associated shares during any two consecutive plan years. For performance-based awards, no individual may be granted more than 1,000,000 of any of the following during any two consecutive plan years: performance shares, restricted stock shares, restricted stock units or shares associated with other stock-based awards. No individual may be granted more than $10,000,000 of performance units during any two consecutive plan years. These limitations apply separately to each type of award. These limits do not apply to adjusted awards.
Non-Employee Director Compensation Limits.
The maximum value of the equity awards granted to any non-employee director in any plan year shall not exceed $375,000. The maximum aggregate amount of the cash awards, including retainer and other fees, granted to any non-employee director in any plan year also shall not exceed $375,000. Accordingly, the aggregate value of all awards granted to a non-employee director in any plan year shall not exceed $750,000; provided, however, these limits will not apply to any compensation resulting from non-preferential dividends or dividend equivalents associated with outstanding equity awards.
Limitations on Transfer; Beneficiaries.
No award will be assignable or transferable by a participant other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order; provided, however, that the Enhabit Compensation Committee may (but need not) permit other transfers where the Enhabit Compensation Committee concludes that such transferability does not result in accelerated taxation, and is otherwise appropriate and desirable. No award may be transferred for value. A participant may, in the manner determined by the Enhabit Compensation Committee, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award upon the participant’s death.
Acceleration upon Certain Events.
Unless otherwise provided in an award agreement, if a participant is terminated by the company without “cause” or by the participant for “good reason” (as such terms are defined in the 2022 Plan) within 24 months after a change in control of the Company (as defined in the 2022 Plan) or if the surviving company following a change in control does not assume existing awards or substitute equivalent awards, all outstanding options and SARs will become fully vested and exercisable and all restrictions (other than performance goals) on other outstanding awards will lapse. For a change in control event, the Enhabit Compensation Committee also may (but need not) waive or modify any performance goals tied to awards. In the event of death or disability, a participant’s awards (other than options and SARs) vest immediately and performance goals may, in the Enhabit Compensation Committee’s discretion, be waived or modified. In the event of retirement, a participant’s awards (other than options and SARs) generally vest on a pro rata basis for the completed portion of the original vesting/performance period and performance goals may, in the Enhabit Compensation Committee’s discretion, be waived or modified. The Enhabit Compensation Committee may accelerate the vesting provisions and/or waive the forfeiture provisions applicable to any awards for any other reason; provided, however, its discretion shall be limited to the death, disability or retirement of a participant, although the Enhabit Compensation Committee may exercise discretion for any reason with respect to awards of up to 5% of the shares available for awards.
Adjustments.
In the event of an extraordinary cash dividend, stock-split, a stock dividend, or a combination or consolidation of the outstanding common stock into a lesser number of shares, the authorization limits under the 2022 Plan will be adjusted proportionately, and the shares then subject to each award will automatically be adjusted proportionately without any change in the aggregate purchase price. In the event the common stock will be changed into or exchanged for a different number or class of shares of stock or securities of the Company or of another corporation, the authorization limits under the 2022 Plan will be adjusted proportionately, and there will be substituted for each such share of common stock, the number or class of shares into which each outstanding share of common stock will be so exchanged, all without any change in the aggregate purchase price.
Amendment, Modification and Termination.
The Enhabit Compensation Committee shall have the power to amend, suspend or terminate the 2022 Plan at any time, provided that any termination shall not affect outstanding awards under the 2022 Plan at the time of termination. However, an amendment shall be contingent on approval of the Company’s stockholders to the extent required by law or by the rules of any applicable stock exchange. The Enhabit Compensation Committee may also amend any outstanding award in whole or in part from time to time. Any such amendment that the Enhabit Compensation Committee determines, in its sole discretion, to be necessary or appropriate to conform the award to, or otherwise satisfy, any legal requirement, may be made retroactively or prospectively and without the approval or consent of the participant, including making adjustments in the terms and conditions of an award in recognition of an unusual or non-recurring event affecting the Company or the financial statements of the Company in order to prevent the dilution or enlargement of the benefits intended to be made available pursuant to the award. All other amendments or adjustments to awards that are materially adverse may be made by the Enhabit Compensation Committee with the consent of the affected participants.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Relationship with Encompass
Historical Relationship with Encompass
We have operated as a business segment of Encompass since 2015. As a result, Encompass provides certain services to us, including, but not limited to, executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations. Our consolidated financial statements reflect an allocation of these costs. When specific identification is not practicable, a proportional cost method is used, primarily based on revenue, and headcount. The total amount of these allocations from Encompass was approximately $3.5 million and $16.7 million, respectively, for the three months ended March 31, 2022 and the year ended December 31, 2021. These cost allocations are primarily reflected within General and administrative expenses in the consolidated statements of income. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. Following the completion of the distribution, we expect Encompass to continue to provide some services related to these functions on an interim, transitional basis for a fee. These services will be provided under the transition services agreement described below.
Arrangements between Encompass and Our Company
Prior to the distribution, we and Encompass intend to enter into certain agreements that will effect the separation of our business from Encompass and provide a framework for our relationship with Encompass after the separation and distribution. The material agreements that we intend to enter into with Encompass prior to the distribution are summarized below. The agreements summarized below will be filed as exhibits to the registration statement of which this information statement forms a part. These summaries are qualified in their entirety by reference to the full text of such agreements. The terms of the agreements described below that will be in effect following the distribution are in draft form and are not yet final. Changes to these agreements, some of which may be material, may be made prior to the distribution. We do not currently expect to enter into any additional agreements or other transactions with Encompass outside the ordinary course of business or with any of our directors, officers or other affiliates other than those specified below.
Following the separation and distribution, we and Encompass will operate separately, each as an independent public company. Encompass will not own any outstanding shares of the Enhabit common stock following the distribution.
Separation and Distribution Agreement
Prior to the distribution, we intend to enter into a separation and distribution agreement with Encompass, which will set forth the agreements between us and Encompass regarding the principal corporate transactions required to effect our separation from Encompass and the distribution of our shares to Encompass stockholders, and other agreements governing the relationship between Encompass and us following the separation and distribution.
Allocation of Assets and Assumption of Liabilities
The separation and distribution agreement will identify the assets that are to be allocated, the liabilities to be assumed and the contracts to be allocated to each of Enhabit and Encompass as part of the separation of Encompass into two independent companies. In particular, the separation and distribution agreement will provide that, among other things, subject to the terms and conditions contained therein:
•
certain assets related to the Enhabit business, which we refer to as the “Enhabit Assets,” will be retained by (or, if necessary, transferred to) Enhabit or one of its subsidiaries, including, among others:

○	equity interests in certain Enhabit subsidiaries that hold assets of the Enhabit business;
○
the Enhabit brands, certain other trade names and trademarks, and certain other intellectual property (including patents, know-how and trade secrets), software, information and technology used in the Enhabit business or primarily related to the Enhabit Assets, the Enhabit Liabilities (as defined below) or the Enhabit business;

○	the inventory, supplies, components, packaging materials and other inventories, and all valuation-related adjustments relating thereto exclusively related to the Enhabit business;
○	contracts (or portions thereof) to the extent related to the Enhabit business;
○	rights and assets expressly allocated to Enhabit pursuant to the terms of the separation and distribution agreement or certain other agreements entered into in connection with the separation;
○	permits that primarily relate to the Enhabit business; and
○
other assets that are included in Enhabit’s pro forma balance sheet, included in Enhabit’s Unaudited Pro Forma Condensed Combined Financial Information, which appear in the section titled “Unaudited Pro Forma Condensed Combined Financial Information”;

•	certain liabilities related to the Enhabit business or the Enhabit Assets, which we refer to as the “Enhabit Liabilities,” will be retained by or transferred to Enhabit; and
•
all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the Enhabit Assets and the Enhabit Liabilities (such assets and liabilities, other than the Enhabit Assets and the Enhabit Liabilities, we refer to as the “Encompass Assets” and “Encompass Liabilities,” respectively) will be retained by or transferred to Encompass.

Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither of Enhabit nor Encompass will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with any such transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either of Enhabit or Encompass, or as to the legal sufficiency of any document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation.
Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement, unless the context otherwise requires. The separation and distribution agreement will provide that in the event that the transfer of certain assets and liabilities (or a portion thereof) to Enhabit or Encompass, as applicable, does not occur prior to the separation, then until such assets or liabilities (or a portion thereof) are able to be transferred, Enhabit or Encompass, as applicable, will hold such assets on behalf and for the benefit of the transferee and will pay, perform and discharge such liabilities, for which the transferee will reimburse Enhabit or Encompass, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.
Transitional Trademark License
The separation and distribution agreement will provide that Encompass will grant to us a non-exclusive, worldwide, royalty-free license to use the “Encompass” name, marks and related logos (which we refer to as the “Licensed Trademarks”) for a period beginning on the date of the distribution and extending for a certain transitional period to allow for the completion of the rebranding of Enhabit. Encompass will retain all right, title and interest in the Licensed Trademarks and all goodwill associated therewith. This trademark license will include certain customary quality control provisions which will impose obligations and restrictions on our use of the Licensed Trademarks.
The Distribution
The separation and distribution agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, Encompass will distribute to its stockholders that hold Encompass common stock as of the record date for the distribution all of the issued and outstanding shares of Enhabit common stock on a pro rata basis. Stockholders will receive cash in lieu of any fractional shares.
Conditions to the Distribution
The separation and distribution agreement will provide that the distribution is subject to satisfaction (or waiver by Encompass in its sole and absolute discretion) of certain conditions. These conditions are described under “The Separation and Distribution—Conditions to the Distribution.” Encompass will have the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent that it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio.
Claims
In general, each party to the separation and distribution agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.
Releases
The separation and distribution agreement will provide that Enhabit and its affiliates will release and discharge Encompass and its affiliates from all liabilities assumed by Enhabit as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to the Enhabit business, except as expressly set forth in the separation and distribution agreement. Encompass and its affiliates will release and discharge Enhabit and its affiliates from all liabilities retained by Encompass and its affiliates as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to the businesses conducted by Encompass, except the Enhabit business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation and distribution agreement.
These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include the separation and distribution agreement and the other agreements described under “Certain Relationships and Related Party Transactions-Arrangements between Encompass and Our Company.”
Indemnification
In the separation and distribution agreement, Enhabit will agree to indemnify, defend and hold harmless Encompass, each of Encompass’s controlled affiliates and each of their respective directors, officers and employees, from and against all liabilities to the extent relating to, arising out of or resulting from:
•	the Enhabit Liabilities;
•
Enhabit’s failure or the failure of any other person to pay, perform or otherwise promptly discharge any of the Enhabit Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•	except to the extent relating to an Encompass Liability, any guarantee, indemnification or contribution obligation for the benefit of Enhabit by Encompass that survives the distribution;
•	any breach by Enhabit of the separation and distribution agreement or any of the ancillary agreements; and
•
any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the Form 10 or in this information statement (as amended or supplemented), except for any such statements or omissions made explicitly in Encompass’s name.

Encompass will agree to indemnify, defend and hold harmless Enhabit, each of Enhabit’s controlled affiliates and each of their respective directors, officers and employees from and against all liabilities to the extent relating to, arising out of or resulting from:
•	the Encompass Liabilities;
•
the failure of Encompass or any other person to pay, perform or otherwise promptly discharge any of the Encompass Liabilities in accordance with their respective terms whether prior to, at or after the distribution;

•	except to the extent relating to a Enhabit Liability, any guarantee, indemnification or contribution obligation for the benefit of Encompass by Enhabit that survives the distribution;

•	any breach by Encompass of the separation and distribution agreement or any of the ancillary agreements; and
•
any untrue statement or alleged untrue statement or omission or alleged omission of a material fact made explicitly in Encompass’s name in the Form 10 or in this information statement (as amended or supplemented).

The separation and distribution agreement will also establish procedures with respect to claims subject to indemnification and related matters.
Indemnification with respect to taxes, and the procedures related thereto, will be governed by the tax matters agreement.
Insurance
The separation and distribution agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to claims covered by Encompass’s insurance prior to the distribution and set forth procedures for the administration of insured claims and related matters.
Further Assurances
In addition to the actions specifically provided for in the separation and distribution agreement, except as otherwise set forth therein or in any ancillary agreement, Enhabit and Encompass will agree in the separation and distribution agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements.
Dispute Resolution
The separation and distribution agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between Enhabit and Encompass related to the separation or distribution and that are unable to be resolved through good faith discussions between Enhabit and Encompass. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to executives of the parties in dispute. If such efforts are not successful, one of the parties in dispute may submit the dispute, controversy or claim to binding arbitration for resolution, subject to the provisions of the separation and distribution agreement.
Amendment and Termination
The separation and distribution agreement will provide that it may be terminated, and the separation and distribution may be modified or abandoned, at any time prior to the distribution date in the sole and absolute discretion of the Encompass board of directors without the approval of any person, including Enhabit or Encompass stockholders. In the event of a termination of the separation and distribution agreement, no party, nor any of its directors, officers or employees, will have any liability of any kind to the other parties or any other person. After the distribution date, the separation and distribution agreement may not be amended or terminated, except by an agreement in writing signed by both Enhabit and Encompass.
Transition Services Agreement
Prior to the distribution, we will enter into a transition services agreement with Encompass pursuant to which we and Encompass and our respective affiliates will provide each other, on an interim, transitional basis, various services to help ensure an orderly transition following the separation and the distribution, such as finance, accounting, legal, information technology, human resources, employee benefits and other services. The cost of these services will be negotiated between us and Encompass as set forth in the transition services agreement.
The services will commence on the date of the distribution and will terminate no later than 24 months following the distribution. We and Encompass have agreed to perform our respective services in a manner that is substantially similar in all material respects to which the same or similar services were performed by or on behalf of us or Encompass, as applicable, prior to the distribution or, if not so previously provided, then substantially similar in all material respects to which similar services are provided by or on behalf of us or Encompass to our or Encompass’s affiliates or other business components, as applicable.
The transition services agreement will generally provide that the applicable service recipient indemnifies the applicable service provider for liabilities that such service provider incurs arising from the provision of services other than liabilities arising from such service provider’s gross negligence, bad faith or willful misconduct or fraud, and that the applicable service provider indemnifies the applicable service recipient for liabilities that such service recipient incurs arising from such service provider’s gross negligence, bad faith or willful misconduct or fraud. Subject to certain exceptions, the liabilities of each party providing services under the transition services agreement will generally be limited to the aggregate charges actually paid or payable to such party by the other party for services pursuant to the transition services agreement. The transition services agreement also will provide that the provider of a service will not be liable to the recipient of such service for any special, indirect, incidental, punitive or consequential or similar damages.
Tax Matters Agreement
Prior to the distribution, we intend to enter into a tax matters agreement with Encompass that will govern our respective rights, responsibilities and obligations with respect to taxes (including responsibility for taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution to qualify as tax-free for U.S. federal income tax purposes), entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other matters.
In addition, the tax matters agreement will impose certain restrictions on us and our subsidiaries until the second anniversary of the distribution (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that are designed to preserve the tax-free status of the distribution and certain related transactions. The tax matters agreement will provide special rules that allocate tax liabilities in the event the distribution or certain related transactions are not tax-free. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on Encompass or Enhabit that arise from the failure of the distribution or certain related transactions to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant covenants made by that party in the tax matters agreement. Enhabit’s potential indemnification obligation cannot be estimated with certainty because it depends in part on the fair market value of the Enhabit common stock distributed in the distribution, but it may be material. For a description of the measure of the tax imposed on Encompass if the distribution were to be determined to be taxable, see the discussion under the heading “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences if the Distribution Is Taxable.”
Employee Matters Agreement
Prior to the distribution, we intend to enter into an employee matters agreement with Encompass that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participate prior to the distribution, as well as other human resources, employment and employee benefit matters. The employee matters agreement will also provide, subject to customary exceptions, that neither Encompass nor Enhabit nor their respective subsidiaries will solicit for employment or hire any individual who is an employee at the level of director (eligible to participate in the senior management bonus plan) or above of the other party or its subsidiaries for a period of one year following the effective time of the distribution. The employee matters agreement will also specify the treatment of equity-based awards granted by Encompass prior to the distribution. See “The Separation and Distribution—Treatment of Equity-Based Compensation.”
Financing
In connection with the separation, we entered into a $400 million term loan A facility and a $350 million revolving credit facility. See the section titled “Description of Certain Material Indebtedness.”
Prior to the closing of the distribution, we intend to distribute all or a portion of the net proceeds from the borrowings from the term loan A facility and revolving credit facility to Encompass, who intends to use such proceeds to pay down certain indebtedness.

Related Party Transactions—Agreement with Homecare Homebase
We are party to a client service and license agreement (the “HCHB Agreement”) with Homecare Homebase, LLC pursuant to which we license Homecare Homebase, a home care management software product that includes multiple modules for collecting, storing, retrieving and disseminating home care patient health and health-related information by and on behalf of home health care agencies, point of care staff, physicians, patients and patient family members. Ms. April Anthony, who served as our chief executive officer until June 18, 2021, helped develop the foundation for what became this software product and eventually separated it out in 2001 so that it became an independently operated company. Ms. Anthony currently serves as executive chairman of Homecare Homebase, LLC.
The HCHB Agreement continues until terminated by either party. Either party may terminate the HCHB Agreement for a material breach or an insolvency event of the other party. We may terminate the HCHB Agreement for convenience upon 90 days’ notice. Beginning on December 19, 2026, Homecare Homebase, LLC may terminate the HCHB Agreement for convenience upon two –year’s notice.
Pursuant to the HCHB Agreement, we pay fees to Homecare Homebase, LLC based on, among other things, the software modules in use, the training programs, and the number of licensed users. In 2021, the aggregate fees paid to Homecare Homebase, LLC were approximately $6.0 million.
As part of the negotiation and approval of Encompass’s acquisition of us in 2014, the board of directors of Encompass (the “Encompass Board”) reviewed the terms of the HCHB Agreement and Ms. Anthony’s continuing employment with Homecare Homebase, LLC. The Encompass Board found the terms of the HCHB Agreement to be no less favorable to us than those that could be obtained in arm’s-length dealings by a third party.
On May 3, 2019, the Encompass Board reviewed and approved an Innovation Project Development Agreement (the “IPDA”) with Homecare Homebase, LLC as a supplement to the HCHB Agreement. Under the IPDA, Homecare Homebase, LLC will develop a scheduling tool and license it to us as part of the existing HCHB software. We will transfer to Homecare Homebase, LLC certain home health-related technical and algorithmic data to aid development of the scheduling tool. In consideration of this transfer, we will receive a reduced licensing charge for the new scheduling tool and payments of royalty fees over the next seven years in the event Homecare Homebase, LLC licenses the scheduling tool to other providers.
As of June 19, 2021, Ms. Anthony no longer serves as our chief executive officer or in any other role at Enhabit.
Related Party Transaction Policy
The general policy of Enhabit and our Nominating/Corporate Governance Committee is that all material transactions with a related party, including transactions with Encompass, as well as all material transactions in which there is an actual, or in some cases, perceived, conflict of interest, will be subject to prior review and approval by our Nominating/Corporate Governance Committee and its independent members, which will determine whether such transactions or proposals are in the best interest of Enhabit and its stockholders. In general, potential related party transactions will be identified by our management and discussed with our Nominating/Corporate Governance Committee. Decisions will be made by our Nominating/Corporate Governance Committee with respect to the foregoing related party transactions after opportunity for discussion and review of materials made available to the Nominating/Corporate Governance Committee. When applicable, our Nominating/Corporate Governance Committee will request further information and, from time to time, will request guidance or confirmation from internal or external counsel or auditors.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a discussion of certain material U.S. federal income tax consequences of the distribution of Enhabit common stock to “U.S. holders” of Encompass common stock. This discussion is based on the Code, Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, in each case as in effect and available as of the date of this information statement and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. Any such interpretation or change could affect the accuracy of the statements and conclusions set forth in this document. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.
This discussion applies only to U.S. holders (as defined below) of shares of Encompass common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the separation and the distribution, together with certain related transactions, were or will be consummated in accordance with the separation and distribution agreement and the other agreements related to the separation and distribution and as described in this information statement. Holders of Encompass common stock that are not U.S. holders should consult their own tax advisors as to the tax consequences of the distribution.
This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Encompass common stock in light of their particular circumstances nor does it address tax consequences applicable to holders that are or may be subject to special treatment under the U.S. federal income tax laws (such as, for example, insurance companies, tax-exempt organizations, financial institutions, mutual funds, certain former U.S. citizens or long-term residents of the United States, broker-dealers, real estate investment trusts, regulated investment companies, S corporations, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes), or other pass-through entities or owners thereof, traders in securities who elect to apply a mark-to-market method of accounting, holders who hold their Encompass common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction” or other risk-reduction transaction holders who acquired Encompass common stock upon the exercise of employee stock options or otherwise as compensation, holders required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement, or U.S. holders whose functional currency is not the U.S. dollar). This discussion also does not address any tax consequences arising under the alternative minimum tax, the unearned income Medicare contribution tax pursuant to Section 1411 of the Code or the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith and any laws, regulations or practices adopted in connection with any such agreement). In addition, no information is provided with respect to any tax consequences under state, local, or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax. This discussion does not address the tax consequences to any person who actually or constructively owns 5% or more of Encompass common stock (by vote or value).
If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Encompass common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of Encompass common stock that are partnerships and partners in such partnerships should consult their own tax advisors as to the tax consequences of the distribution.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Encompass common stock that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE DISTRIBUTION, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. AND OTHER TAX LAWS, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED HEREIN.
It is a condition to the distribution that Encompass receives (i) a favorable private letter ruling from the IRS, satisfactory to the Encompass board of directors, regarding the qualification of the distribution as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Section 355 of the Code and certain other U.S. federal income tax matters relating to the separation and distribution and (ii) an opinion of its outside counsel, satisfactory to the Encompass board of directors, regarding the qualification of the distribution as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Section 355 of the Code. Encompass may waive any of the conditions to the distribution, including the conditions that it receive a favorable private letter ruling and opinion of counsel. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”
The IRS private letter ruling and opinion of counsel will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of Enhabit and Encompass (including those relating to the past and future conduct of Enhabit and Encompass). For example, Encompass and Enhabit will represent to each other, the IRS and counsel that the distribution is not a “device” to avoid the dividend provisions of the Code, that each will continue to engage in the active conduct of their respective trades or businesses after the distribution, and that the distribution and acquisitions of Encompass or Enhabit stock are not part of a “plan” that would cause the distribution to be taxable under Section 355(e) of the Code (described in greater detail below under “—Material U.S. Federal Income Tax Consequences if the Distribution Is Taxable”). Encompass and Enhabit will undertake to act in a manner consistent with such representations. If any of these facts, assumptions, representations, statements or undertakings are, or, as a result of post-distribution transactions involving the acquisition of equity securities or disposition of business assets of Encompass or Enhabit, becomes, inaccurate or incomplete, or if Enhabit or Encompass breaches any of their respective representations or covenants contained in the separation and distribution agreement or certain other separation-related agreements and documents or in any documents relating to the IRS private letter ruling or the opinion of counsel, such IRS private letter ruling or opinion of counsel may be invalid, the conclusions reached therein could be jeopardized and the distribution could be taxable to Encompass and its shareholders, as described below under “—Material U.S. Federal Income Tax Consequences if the Distribution Is Taxable.”
Notwithstanding receipt by Encompass of the IRS private letter ruling, the IRS could determine that the distribution should be treated as a taxable transaction for U.S. federal income tax purposes if it determines that any of the facts, representations, assumptions, statements or undertakings upon which the IRS private letter ruling was based is false or has been violated, or that the distribution should be taxable for other reasons, including as a result of certain transactions occurring after the distribution. In addition, the IRS private letter ruling will not address all of the issues that are relevant to determining whether the distribution qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, and an opinion of counsel represents the judgment of such counsel and is not binding on the IRS or any court and the IRS or a court may disagree with the conclusions in the opinion of counsel, including as a result of certain transactions occurring after the distribution. Accordingly, notwithstanding receipt by Encompass of the IRS private letter ruling and opinion of counsel, there can be no assurance that the IRS will not assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, Encompass, Enhabit and Encompass stockholders could be subject to significant U.S. federal income tax liability or tax indemnification obligations. Please refer to “—Material U.S. Federal Income Tax Consequences if the Distribution Is Taxable” below.

Material U.S. Federal Income Tax Consequences if the Distribution Qualifies as a Transaction That is Generally Tax-Free Under Section 355 of the Code.
If the distribution qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the Code, the U.S. federal income tax consequences of the distribution generally are as follows:
•	no gain or loss will be recognized by (and no amount will be includible in the income of) Encompass as a result of the distribution;
•
no gain or loss will be recognized by (and no amount will be includible in the income of) U.S. holders of Encompass common stock upon the receipt of Enhabit common stock in the distribution, except with respect to any cash received in lieu of fractional shares of Enhabit common stock;

•
the aggregate tax basis in the Encompass common stock and the Enhabit common stock received in the distribution (including any fractional share interest in Enhabit common stock for which cash is received) in the hands of each U.S. holder of Encompass common stock immediately after the distribution will equal the aggregate basis of Encompass common stock held by such U.S. holder immediately before the distribution, allocated between the Encompass common stock and the Enhabit common stock (including any fractional share interest in Enhabit common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution; and

•
the holding period of Enhabit common stock received by each U.S. holder of Encompass common stock in the distribution will generally include the holding period at the time of the distribution for the Encompass common stock with respect to which the distribution is made.

A U.S. holder who receives cash in lieu of a fractional share of Enhabit common stock in the distribution will be treated as having sold such fractional share for cash and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for its Encompass common stock exceeds one year at the time of the distribution.
If a U.S. holder of Encompass common stock holds different blocks of Encompass common stock (generally shares of Encompass common stock acquired on different dates or at different prices), such holder should consult its own tax advisor regarding the determination of the basis and holding period of shares of Enhabit common stock received in the distribution in respect of particular blocks of Encompass common stock.
Material U.S. Federal Income Tax Consequences if the Distribution Is Taxable.
As discussed above, notwithstanding receipt by Encompass of an IRS private letter ruling and an opinion of counsel, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, some or all of the consequences described above would not apply, and Encompass, Enhabit and Encompass stockholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of Encompass or Enhabit could cause the distribution and certain related transactions not to qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, Enhabit may be required to indemnify Encompass for taxes (and certain related losses) resulting from the distribution not qualifying as tax-free.
If the distribution were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the Code, in general, for U.S. federal income tax purposes, Encompass would recognize taxable gain as if it had sold the Enhabit common stock in a taxable sale for its fair market value (unless Encompass and Enhabit jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (i) the Encompass group would recognize taxable gain as if Enhabit had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of the Enhabit common stock and the assumption of all Enhabit’s liabilities and (ii) Enhabit would obtain a related step up in the basis of its assets), and Encompass stockholders who receive shares of Enhabit common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.
Even if the distribution were otherwise to qualify as a tax-free transaction under Section 355(a) of the Code, the distribution may result in taxable gain to Encompass (but not its stockholders) under Section 355(e) of the

Code if the distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in Encompass or Enhabit. For this purpose, any acquisitions of Encompass or Enhabit shares within the period beginning two years before, and ending two years after, the distribution are presumed to be part of such a plan, although Encompass or Enhabit may be able to rebut that presumption (including by qualifying for one or more safe harbors under applicable Treasury Regulations).
In connection with the distribution, Enhabit and Encompass will enter into a tax matters agreement that, among other things, will allocate between Enhabit and Encompass the responsibility for tax liabilities incurred by them as a result of the failure of the distribution to qualify for tax-free treatment. In general, under the terms of the tax matters agreement, if the distribution were to fail to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Section 355 of the Code (including as a result of Section 355(e) of the Code) or if certain related transactions were to fail to qualify under applicable law for their intended tax treatment and, in each case, such failure were the result of actions taken after the distribution by Encompass or Enhabit, the party responsible for such failure will be responsible for all taxes imposed on Encompass or Enhabit to the extent such taxes result from such actions. However, if such failure was the result of any acquisition of Enhabit shares or assets, or of any of Enhabit’s representations, statements or undertakings being incorrect, incomplete or breached, Enhabit generally will be responsible for all taxes imposed as a result of such acquisition or breach. For a discussion of the tax matters agreement, see “Certain Relationships and Related Party Transactions—Relationships with Encompass—Tax Matters Agreement.” If Enhabit is required to pay any taxes or indemnify Encompass and its subsidiaries under the circumstances set forth in the tax matters agreement, Enhabit may be subject to substantial liabilities.
Backup Withholding and Information Reporting.
Payments of cash to U.S. holders of Encompass common stock in lieu of fractional shares of Enhabit common stock may be subject to information reporting and backup withholding (currently, at a rate of 24%), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishing a basis for exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely and properly furnished to the IRS.
THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSEQUENCES THAT MAY BE IMPORTANT TO PARTICULAR HOLDERS. ALL HOLDERS OF ENCOMPASS COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE DISTRIBUTION, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

DESCRIPTION OF CERTAIN MATERIAL INDEBTEDNESS
In connection with the separation and distribution, we entered into that certain Credit Agreement, dated as of June 1, 2022 (the “Credit Agreement”), with Wells Fargo Bank, National Association, as administrative agent, collateral agent and swingline lender, and each issuing bank and lender from time to time party thereto consisting of a $400 million term loan A facility (the “Term Loan A Facility”) and a $350 million revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan A Facility, the “Credit Facilities”). The Credit Facilities mature five years from the closing date thereof. Interest on the loans under the Credit Facilities is calculated by reference to the Secured Overnight Financing Rate (“SOFR”) or an alternate base rate, plus an applicable interest rate margin.
Proceeds of the loans borrowed under the Credit Facilities will be used to fund certain payments to Encompass, to pay fees, commissions and expenses incurred in connection with the Credit Facilities and for other general corporate purposes. Enhabit may voluntarily prepay outstanding loans under the Credit Facilities at any time without premium or penalty, other than customary breakage costs with respect to SOFR loans. The Term Loan A Facility contains customary mandatory prepayments, including with respect to proceeds from asset sales and from certain incurrences of indebtedness.
The Term Loan A Facility amortizes by an amount per annum equal to 5.00% of the outstanding principal amount thereon as of the closing date, payable in equal quarterly installments, with the balance being payable on the date that is five years after the closing of the Term Loan A Facility. The Revolving Credit Facility provides Enhabit with the ability to borrow and obtain letters of credit, which will be subject to a $75 million sublimit in amounts available to be drawn at any time prior to the date that is five years after the closing of the Revolving Credit Facility.
The obligations under the Credit Facilities will be guaranteed by Enhabit’s existing and future wholly-owned domestic material subsidiaries, subject to certain exceptions. Borrowings under the Credit Facilities will be secured by first priority liens on substantially all the assets of Enhabit and the guarantors, subject to certain exceptions.
The Credit Facilities contain representations and warranties, affirmative and negative covenants and events of default customary for secured financings of this type, including limitations with respect to liens, fundamental changes, indebtedness, restricted payments, investments and affiliate transactions, in each case, subject to a number of important exceptions and qualifications. In addition, the Credit Facilities will obligate Enhabit to maintain a total net leverage ratio and an interest coverage ratio.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Before the separation and distribution, all of the outstanding shares of Enhabit common stock will be owned beneficially and of record by Encompass. Following the separation and distribution, Enhabit expects to have outstanding an aggregate of approximately 49,898,344 shares of common stock based upon approximately 99,796,688 shares of Encompass common stock issued and outstanding on June 7, 2022, excluding treasury shares, assuming no exercise of Encompass options and applying the distribution ratio.
Beneficial ownership for the purposes of the following tables is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if he or she has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days. Accordingly, the following tables do not include options to purchase our common stock that are not exercisable within the next 60 days.
Stock Ownership of Certain Beneficial Owners
The following table shows all holders known to Enhabit that are expected to be beneficial owners of more than 5% of the outstanding shares of Enhabit common stock immediately following the completion of the distribution, based on information available as of June 7, 2022 and assumes a distribution of all of the outstanding shares of Enhabit’s common stock and that, for every two shares of Encompass common stock held by such persons, they will receive one share of Enhabit common stock.
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc.	5,321,731(1)	10.7%
Wellington Management Group LLP	5,262,330(2)	10.6%
The Vanguard Group	4,707,284(3)	9.4%
(1)
Based on a Schedule 13G/A filed with the SEC on January 27, 2022, BlackRock, Inc. (parent holding company/control person) reported, as of December 31, 2021, beneficial ownership of 10,643,463 shares of Encompass common stock, with sole voting for 10,336,499 shares of Encompass common stock and sole investment power for 10,643,463 shares of Encompass common stock. This holder is located at 55 East 52nd Street, New York, NY 10055.

(2)
Based on a Schedule 13G/A filed with the SEC on February 4, 2022, Wellington Management Group LLP (parent holding company/control person), Wellington Group Holdings LLP (parent holding company/control person), Wellington Investment Advisors Holdings LLP (parenting holding company/control person), and Wellington Management Company LLP (investment advisor) (the “IA”) reported, as of December 31, 2021, beneficial ownership of 10,524,661 shares of Encompass common stock, including shared voting power for up to 9,675,315 shares of Encompass common stock and shared investment power for up to 10,524,661 shares of Encompass common stock, except that the IA reported shared voting power for up to 9,338,167 shares of Encompass common stock and shared investment power for up to 9,626,185 shares of Encompass common stock. These holders are located at 280 Congress Street, Boston, MA 02210.

(3)
Based on a Schedule 13G/A filed with the SEC on February 10, 2022, The Vanguard Group (investment adviser) reported, as of December 31, 2021, beneficial ownership of 9,414,569 shares of Encompass common stock, with shared voting power for 59,927 shares of Encompass common stock, sole investment power for 9,270,317 shares of Encompass common stock, and shared investment power for 144,252 shares of Encompass common stock. This holder is located at 100 Vanguard Blvd., Malvern, PA 19355.

Stock Ownership of Directors and Executive Officers
The following table sets forth information regarding the expected beneficial ownership of Enhabit common stock by our directors, named executive officers, and our directors and current executive officers as a group immediately following the completion of the distribution, based on information available as of June 7, 2022 and assumes a distribution of all of the outstanding shares of Enhabit’s common stock and that, for every two shares of Encompass common stock held by such persons, they will receive one share of Enhabit common stock. Unless otherwise indicated, the address of each beneficial owner listed in the table below is 6688 N. Central Expressway, Suite 1300, Dallas, Texas 75206.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Outstanding
Directors and Named Executive Officers
Leo I. Higdon, Jr.	40,195	*
Barbara A. Jacobsmeyer	54,294(1)	*
Jeffrey W. Bolton	—	*
Crissy B. Carlisle	11,413	*
Yvonne M. Curl	39,229	*
Charles M. Elson	41,490	*
Erin P. Hoeflinger	—	*
Julie D. Jolley	4,802	*
Chad K. Knight	1,765	*
Tanya R. Marion	708	*
John E. Maupin, Jr.	40,631	*
Gregory S. Rush	—	*
L. Edward Shaw, Jr.	49,692	*
All directors and officers as a group (14 persons)	284,219	*
*	Less than 1%.
(1)
Includes 25,602 shares issuable upon exercise of options. For purposes of this table, shares of Encompass common stock underlying such options are treated as outstanding as of the record date for the distribution and converted into Enhabit shares based upon the distribution ratio.

DESCRIPTION OF CAPITAL STOCK
The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the consummation of the distribution. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws prior to the distribution, and this description summarizes the provisions that are expected to be included in such documents. This description is not complete and is qualified by reference to the full text of our amended and restated certificate of incorporation and amended and restated bylaws, the forms of which will be filed as exhibits to the registration statement of which this information statement forms a part, as well as the applicable provisions of the DGCL.
Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that could make it more difficult to acquire control of us by means of a tender offer, open market purchases, a proxy contest or otherwise. For additional information, see the sections titled “Risk Factors—Risks Related to Ownership of Our Common Stock—Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of Enhabit, which could decrease the trading price of our common stock,” “Risk Factors—Risks Related to Ownership of Our Common Stock—Our amended and restated certificate of incorporation and our amended and restated bylaws will contain an exclusive forum provision that may discourage lawsuits against us and our directors and officers” and “Risk Factors—Risks Related to Ownership of Our Common Stock—Our board of directors will have the ability to issue blank check preferred stock, which may discourage or impede acquisition attempts or other transactions.”
General
Upon completion of the distribution, our authorized capital stock will consist of:
•	200,000,000 shares of common stock, par value $0.01 per share; and
•	1,500,000 shares of preferred stock, par value $0.10 per share, in one or more series.
Immediately following the distribution, we expect that there will be approximately 49,898,344 issued and outstanding shares of common stock, based on approximately 99,796,688 shares of Encompass common stock issued and outstanding as of June 7, 2022, and that no shares of our preferred stock will be issued and outstanding
Common Stock
Each holder of our common stock will be entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding-up of our company, holders of our common stock would be entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any outstanding preferred stock.
Holders of our common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of our common stock will be fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
Under the terms of our amended and restated certificate of incorporation, our board of directors will be authorized, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to issue up to 1.5 million shares of preferred stock in one or more series without further action by the holders of our common stock. Our board of directors will have the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. We have no current plans to issue any shares of preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and Enhabit’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Provisions of the DGCL and Enhabit’s amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire Enhabit by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that Enhabit’s board of directors may consider inadequate and to encourage persons seeking to acquire control of Enhabit to first negotiate with Enhabit’s board of directors. Enhabit believes the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute
As a Delaware corporation, Enhabit will be subject to Section 203 of the DGCL regarding corporate takeovers. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless:
•
prior to the date of the transaction, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

In this context, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s outstanding voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by Enhabit’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by Enhabit’s stockholders.
A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We will not elect to “opt out” of Section 203. However, following the separation and subject to certain restrictions, we may elect to “opt out” of Section 203 by an amendment to our certificate of incorporation or bylaws.
Certain Business Combinations
Our amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least two-thirds of the total voting power of the then-outstanding shares of voting stock will be required for the adoption or authorization of certain business combinations with any entity that is the beneficial owner, directly or indirectly, of more than twenty percent (20%) of our outstanding shares of voting stock, unless specific requirements set forth in the amended and restated certificate of incorporation are met.
Amendments to Certificate of Incorporation
Our amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least a majority of the voting power of the then-outstanding shares of voting stock will be required to amend provisions in our certificate of incorporation, provided that the affirmative vote of the holders of at least two-thirds of the total voting power of the then-outstanding shares of voting stock will be required to amend certain provisions relating to the calling of special meetings of stockholders, certain business combinations and amendments to the certificate of incorporation.
Amendments to Bylaws
Our amended and restated bylaws will provide that the bylaws may be amended by either our board of directors or by the affirmative vote of holders of a majority of the voting power of the then-outstanding shares of voting stock.
Size of Board and Vacancies
Our amended and restated bylaws will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Any vacancies on our board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, whether or not less than a quorum. Our amended and restated bylaws will provide that any director appointed to fill a vacancy on our board of directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.
Special Stockholder Meetings
Our amended and restated certificate of incorporation will provide that special meetings of stockholders may be called only by the board of directors by resolution adopted by a majority of the whole board of directors or in writing by the holders of at least 20% of the outstanding shares of our common stock entitled to vote in elections of directors.
Action by Written Consent
Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of its stockholders may be taken without a meeting, without prior notice and without a vote, if one or more consents in writing, setting forth the action to be so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. Our amended and restated certificate of incorporation will not restrict the ability of stockholders to act by written consent, provided such consent is signed in writing by the holders of our outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws will mandate that stockholder nominations for the election of directors will be given in accordance with the bylaws. Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, as well as minimum qualification requirements for stockholders making the proposals or nominations. Additionally, our amended and restated bylaws will require that candidates for election as director disclose their qualifications and make certain representations, including a written representation and agreement that such candidate is not and will not become a party to any agreement with, or give any commitment to, any person as to how such candidate will act or vote on any question if elected as a director.
No Cumulative Voting
The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.
Undesignated Preferred Stock
The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company by making such attempts more difficult or more costly and may adversely affect the voting and other rights of the holders of our common stock.

Proxy Reimbursement
Our amended and restated bylaws will provide for reimbursement of certain reasonable expenses incurred by a stockholder or a group of stockholders in connection with a proxy solicitation campaign for the election of one nominee to our board of directors. This reimbursement right is subject to conditions including the board’s determination that reimbursement is consistent with its fiduciary duties. If the conditions in our amended and restated bylaws are met and the proponent’s nominee is elected, we will reimburse the actual costs of printing and mailing the proxy materials and the fees and expenses of one law firm for reviewing the proxy materials and one proxy solicitor for conducting the related proxy solicitation. If those conditions are met and the proponent’s nominee is not elected but receives 40% or more of all votes cast, we will reimburse the proportion of those qualified expenses equal to the proportion of votes that the nominee received in favor of his or her election to the total votes cast.
Limitations on Liability, Indemnification of Officers and Directors and Insurance
Elimination of Liability of Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Enhabit’s amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the DGCL, no director will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. While our amended and restated certificate of incorporation will provide directors with protection from awards for monetary damages for breaches of their duty of care, it will not eliminate this duty. Accordingly, our amended and restated certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of our amended and restated certificate of incorporation described above apply to an officer of Enhabit only if he or she is a director of Enhabit and is acting in his or her capacity as director, and do not apply to officers of Enhabit who are not directors.
Indemnification of Directors, Officers and Employees
Our amended and restated bylaws will require us to indemnify any person who was or is a party or is threatened to be made a party to, or was otherwise involved in, a legal proceeding by reason of the fact that he or she is or was a director or officer or, while a director or officer of Enhabit, is or was serving at our request in a fiduciary capacity with another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the legal proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.
We will be authorized under our amended and restated bylaws to purchase and maintain insurance on behalf of any person who is or was a director or officer of Enhabit, or while a director or officer of Enhabit is or was serving at our request in a fiduciary capacity with another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any expense, liability or loss, whether or not we would have the power to indemnify the person pursuant to the terms of our amended and restated bylaws and, to the extent authorized by our board of directors or our chief executive officer and to the fullest extent permitted by applicable law, to grant rights to any such current or former officer, employee or agent of Enhabit to advancement of expenses incurred in connection with any legal proceeding in advance of its final disposition.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in our common stock may be adversely affected to the extent that we pay the costs of settlement and damage awards under these indemnification provisions. There is currently no pending material litigation or proceeding against any Enhabit directors or officers for which indemnification is sought.

Exclusive Forum
Our amended and restated bylaws will provide that, unless the board of directors otherwise determines, the state courts located within the State of Delaware or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Enhabit, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of Enhabit to Enhabit or Enhabit’s stockholders, any action asserting a claim against Enhabit or any director or officer of Enhabit arising pursuant to any provision of the DGCL or Enhabit’s amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against Enhabit or any director or officer of Enhabit governed by the internal affairs doctrine.
In addition, our amended and restated bylaws will further provide that, unless the board of directors otherwise determines, the federal district courts of the United States of America shall be the sole and exclusive forum for any action asserting a claim arising under the Securities Act. The exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum provision described above. Our stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.
Listing
We intend to apply to list our shares of common stock on the NYSE under the symbol “EHAB.”
Sale of Unregistered Securities
We have not sold any securities, registered or otherwise, within the past three years.
Transfer Agent and Registrar
The transfer agent and registrar for Enhabit’s common stock will be Computershare Trust Company, N.A.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Enhabit and Enhabit common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document filed as an exhibit to the registration statement of which this information statement forms a part include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the internet website maintained by the SEC at www.sec.gov. Information contained on or connected to any website referenced in this information statement is not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.
As a result of the distribution, Enhabit will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.
We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.
You should rely only on the information contained in this information statement or to which this information statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Encompass Health Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Enhabit, Inc. (formerly known as Encompass Health Home Health Holdings, Inc.) and its subsidiaries (a subsidiary of Encompass Health Corporation) (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, of stockholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Valuation of Patient Accounts Receivable – Uncollectible Amounts
As described in Notes 1 and 4 to the consolidated financial statements, the Company’s total patient accounts receivable balance is $170.6 million as of December 31, 2021. Net revenues, and related patient accounts receivable balances, are recorded on an accrual basis using an estimated transaction price for the type of service provided to the patient. Management’s estimate of the transaction price includes estimates of price concessions, including for uncollectible amounts. Estimates for uncollectible amounts are based on the aging of the account receivable, the Company’s historical collection experience for each type of payor, and other relevant factors. Management continually reviews the Company’s revenue transaction price estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. In addition, laws and regulations governing the Medicare and Medicaid programs are complex, subject to interpretation, and are routinely modified for provider reimbursement.

The principal considerations for our determination that performing procedures relating to the valuation of patient accounts receivable – uncollectible amounts is a critical audit matter are the significant judgment by management to estimate patient accounts receivable and the amount that will ultimately be collected under the terms of the third-party payor contracts, which in turn led to significant auditor judgment, subjectivity and effort to evaluate the audit evidence obtained related to the valuation of patient accounts receivable– uncollectible amounts.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of patient accounts receivable related to uncollectible amounts, which included controls over management’s process, assumptions, and data used to estimate uncollectible amounts and determine patient accounts receivable. These procedures also included, among others, (i) evaluating management’s process for developing the estimate for uncollectible amounts, (ii) evaluating the historical accuracy of management’s process for developing the estimate of the amount which will ultimately be collected by comparing actual cash collections to the previously recorded patient accounts receivable, (iii) developing an independent estimate of the amounts expected to be collected and (iv) testing the completeness and accuracy of the historical billing and collection data used as an input in developing the independent estimate. Developing an independent estimate involved calculating the percentage of cash collections as compared to the recorded patient accounts receivable balance for prior years and comparing that percentage to management’s collection expectation used to determine the current year allowance uncollectible amounts.
/s/ PricewaterhouseCoopers LLP
Birmingham, Alabama
April 1, 2022
We have served as the Company's auditor since 2021.

ENHABIT, Inc. and Subsidiaries

Consolidated Statements of Income
	For the Year Ended December 31,
	2021	2020	2019
	(In Millions, Except Per Share Data)
Net service revenue	$1,106.6	$1,078.2	$1,092.0
Cost of service (excluding depreciation and amortization)	513.9	537.5	527.4
Gross margin	592.7	540.7	564.6
General and administrative expenses	412.9	398.0	465.7
Depreciation and amortization	36.9	40.0	37.7
Operating income	142.9	102.7	61.2
Interest expense	0.3	5.2	28.4
Equity in net income of nonconsolidated affiliates	(0.6)	(0.5)	(1.2)
Other income	(4.8)	(2.2)	—
Income before income taxes and noncontrolling interests	148.0	100.2	34.0
Income tax expense	35.1	24.4	9.2
Net income	112.9	75.8	24.8
Less: Net income attributable to noncontrolling interests	1.8	0.8	0.8
Net income attributable to Enhabit, Inc.	$111.1	$75.0	$24.0

Weighted average common shares outstanding:
Basic	3.9	3.9	3.9
Diluted	3.9	3.9	3.9

Earnings per common share:
Basic earnings per share attributable to Enhabit, Inc. common stockholders	$28.49	$19.23	$6.15
Diluted earnings per share attributable to Enhabit, Inc. common stockholders	$28.49	$19.23	$6.15
The accompanying notes to consolidated financial statements are an integral part of these statements.

ENHABIT, Inc. and Subsidiaries

Consolidated Balance Sheets
	As of December 31,
	2021	2020
	(In Millions, Except Share Data)
Assets
Current assets:
Cash and cash equivalents	$5.4	$38.5
Restricted cash	2.6	1.5
Accounts receivable	164.5	136.5
Prepaid expenses and other current assets	6.3	6.1
Total current assets	178.8	182.6
Property and equipment, net	20.4	24.2
Operating lease right-of-use assets	48.4	40.9
Goodwill	1,189.0	1,088.7
Intangible assets, net	259.1	269.4
Other long-term assets	24.3	11.0
Total assets(1)	$1,720.0	$1,616.8
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$5.0	$6.5
Current operating lease liabilities	14.9	13.5
Accounts payable	3.5	3.4
Accrued payroll	66.4	58.0
Refunds due patients and other third-party payors	9.4	11.4
Other current liabilities	37.3	34.1
Total current liabilities	136.5	126.9
Long-term debt, net of current portion	3.5	3.2
Long-term operating lease liabilities	33.5	27.3
Deferred income tax liabilities	63.2	54.7
Other long-term liabilities	—	14.9
	236.7	227.0
Commitments and contingencies
Redeemable noncontrolling interests	5.0	—
Stockholders’ equity:
Enhabit, Inc. stockholders’ equity:
Common stock, $.01 par value; 4,000,000 shares authorized; issued: 3,853,248 in 2021 and 2020	0.1	0.1
Capital in excess of par value	1,094.5	1,118.7
Retained earnings	375.4	264.3
Total Enhabit, Inc. stockholders’ equity	1,470.0	1,383.1
Noncontrolling interests	8.3	6.7
Total stockholders’ equity	1,478.3	1,389.8
Total liabilities(1) and stockholders’ equity	$1,720.0	$1,616.8
(1)
Our consolidated assets as of December 31, 2021 and 2020 include total assets of variable interest entities of $18.2 million and $6.8 million, respectively, that cannot be used by us to settle the obligations of other entities. Our consolidated liabilities as of December 31, 2021 and 2020 include total liabilities of the variable interest entities of $0.4 million and $0.4 million, respectively. See Note 3, Variable Interest Entities

The accompanying notes to consolidated financial statements are an integral part of these statements.

ENHABIT, Inc. and Subsidiaries

Consolidated Statements of STOCKHOLDERS’ Equity
	Enhabit, Inc. Common Stockholders
	Number of Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Retained Earnings	Noncontrolling Interests	Total
	(In Millions)
December 31, 2018	3.9	$0.1	$377.6	$165.3	$4.5	$547.5
Net income	—	—	—	24.0	0.8	24.8
Capital contributions	—	—	92.0	—	—	92.0
Capital distributions	—	—	(4.9)	—	—	(4.9)
Distributions declared	—	—	—	—	(0.9)	(0.9)
December 31, 2019	3.9	0.1	464.7	189.3	4.4	658.5
Net income	—	—	—	75.0	0.8	75.8
Capital contributions (see Note 9)	—	—	798.5	—	—	798.5
Capital distributions	—	—	(144.5)	—	—	(144.5)
Distributions declared	—	—	—	—	(1.0)	(1.0)
Consolidation of joint venture formerly accounted for under the equity method of accounting	—	—	—	—	2.5	2.5
December 31, 2020	3.9	0.1	1,118.7	264.3	6.7	1,389.8
Net income	—	—	—	111.1	1.8	112.9
Capital contributions	—	—	130.4	—	—	130.4
Capital distributions	—	—	(154.5)	—	—	(154.5)
Distributions declared	—	—	—	—	(1.3)	(1.3)
Acquisitions	—	—	—	—	1.1	1.1
Other	—	—	(0.1)	—	—	(0.1)
December 31, 2021	3.9	$0.1	$1,094.5	$375.4	$8.3	$1,478.3
The accompanying notes to consolidated financial statements are an integral part of these statements.

ENHABIT, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
	For the Year Ended December 31,
	2021	2020	2019
	(In Millions)
Cash flows from operating activities:
Net income	$112.9	$75.8	$24.8
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	36.9	40.0	37.7
Equity in net income of nonconsolidated affiliates	(0.6)	(0.5)	(1.2)
Distributions from nonconsolidated affiliates	0.3	0.4	0.5
Stock-based compensation	3.6	3.9	84.9
Deferred tax expense	8.6	18.5	2.1
Other, net	(5.6)	(1.1)	—
Changes in assets and liabilities, net of acquisitions —
Accounts receivable	(24.8)	(32.9)	(14.5)
Prepaid expenses and other assets	(0.1)	8.7	(9.8)
Accounts payable	(0.7)	(0.5)	(1.7)
Accrued payroll	(7.7)	12.8	2.1
Other liabilities	0.5	(100.2)	(65.4)
Net cash provided by operating activities	123.3	24.9	59.5
Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	(117.5)	(1.1)	(231.5)
Purchases of property and equipment	(4.3)	(3.2)	(8.6)
Additions to capitalized software costs	(1.3)	(0.4)	(3.5)
Other, net	3.9	1.7	(2.4)
Net cash used in investing activities	(119.2)	(3.0)	(246.0)
Cash flows from financing activities:
Principal payments on fixed rate debt	—	(1.1)	(0.9)
Borrowings on variable rate debt	—	15.5	292.2
Payments on variable rate debt	—	(1.2)	(94.4)
Principal payments under finance lease obligations	(7.2)	(8.1)	(7.9)
Distributions paid to noncontrolling interests of consolidated affiliates	(1.8)	(1.3)	(1.0)
Contributions from Encompass	126.4	124.0	19.0
Distributions to Encompass	(154.1)	(144.5)	(4.9)
Other, net	0.6	—	(3.9)
Net cash (used in) provided by financing activities	(36.1)	(16.7)	198.2
(Decrease) increase in cash, cash equivalents, and restricted cash	(32.0)	5.2	11.7
Cash, cash equivalents, and restricted cash at beginning of year	40.0	34.8	23.1
Cash, cash equivalents, and restricted cash at end of year	$8.0	$40.0	$34.8

Supplemental cash flow information:
Interest paid	$(0.2)	$(5.3)	$(28.4)
Income tax payments to Encompass	(28.4)	—	(22.0)

Supplemental schedule of noncash financing activities:
Contribution from Encompass of promissory notes and accrued interest	$—	$668.8	$—
The accompanying notes to consolidated financial statements are an integral part of these statements.

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
1.	Summary of Significant Accounting Policies:
Organization and Description of Business—
Enhabit, Inc. (formerly known as Encompass Health Home Health Holdings, Inc.) (“we,” “us,” “our,” and the “Company”), incorporated in Delaware in 2014, provides a comprehensive range of Medicare-certified skilled home health and hospice services in 34 states, with a concentration in the southern half of the United States. We manage our operations and disclose financial information using two reportable segments: (1) home health and (2) hospice. See Note 14, Segment Reporting.
The Company currently operates as an operating segment of Encompass Health Corporation (“Encompass”). On December 9, 2020, Encompass announced a formal process to explore strategic alternatives for the Company. As a result of this process, Encompass expects to separate the home health and hospice business from Encompass into an independent public company through a spin-off distribution in the first half of 2022. On January 19, 2022, Encompass announced the home health and hospice business would be rebranded and operate under the name Enhabit Home Health & Hospice. The rebranding of agency locations is expected to begin in mid-April 2022 and to be largely completed by the consummation of the spin-off.
Basis of Presentation and Consolidation—
The accompanying consolidated financial statements of the Company and its subsidiaries have been derived from the consolidated financial statements and accounting records of Encompass as if the Company had operated on a stand-alone basis during the periods presented and were prepared utilizing the legal entity approach, in accordance with generally accepted accounting principles in the United States of America (“GAAP”), and pursuant to the rules and regulations of the SEC. Historically, the Company was reported as a single reportable segment within Encompass’s reportable segments and did not operate as a stand-alone company. Accordingly, Encompass historically reported the financial position and the related results of operations, cash flows and changes in equity of the Company as a component of Encompass’s consolidated financial statements.
The consolidated financial statements include an allocation of expenses related to certain Encompass corporate functions as discussed in Note 15, Related Party Transactions. The consolidated financial statements also include revenues and expenses directly attributable to the Company and assets and liabilities specifically attributable to the Company. Encompass’s third-party debt and related interest expense have not been attributed to the Company because the Company is not the primary legal obligor of the debt and the borrowings are not specifically identifiable to the Company. However, subsequent to April 23, 2020, the Company was a guarantor for Encompass’s credit agreement and senior debt. The Company maintains its own cash management system and does not participate in a centralized cash management arrangement with Encompass.
The income tax amounts in these consolidated financial statements have been calculated based on a separate return methodology and are presented as if our income gave rise to separate federal and state consolidated income tax return filing obligations in the respective jurisdictions in which we operate. In addition to various separate state and local income tax filings, we join with Encompass in various U.S. federal, state and local consolidated income tax filings. See Note 12, Income Taxes, for information related to our Tax Sharing Agreement with Encompass.
The consolidated financial statements include the assets, liabilities, revenues, and expenses of all wholly-owned subsidiaries, majority-owned subsidiaries over which we exercise control, and, when applicable, entities in which we have a controlling financial interest.
We use the equity method to account for our investments in entities we do not control, but for which we have the ability to exercise significant influence over operating and financial policies. Consolidated Net income attributable to Enhabit, Inc. includes our share of the net earnings of these entities. The difference between consolidation and the equity method impacts certain of our financial ratios because of the presentation of the detailed line items reported in the consolidated financial statements for consolidated entities compared to a one-line presentation of equity method investments.

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
We use the measurement alternative to account for our investments in entities we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the measurement alternative, these investments are recorded at the lower of cost or fair value, as appropriate.
We eliminate all significant intercompany accounts and transactions within the Company from our financial results. Transactions between the Company and Encompass have been included in these consolidated financial statements. The transfers with Encompass that are not expected to be settled, are reflected in stockholders’ equity within Capital in excess of par value on the consolidated balance sheets and consolidated statements of stockholders’ equity. Within the consolidated statements of cash flows, these transfers are treated as an operating, financing or noncash activity determined by the nature of the transaction. Transactions between the Company and Encompass are considered related party transactions. Refer to Note 15, Related Party Transactions, for more information.
Variable Interest Entities—
Any entity considered a variable interest entity (“VIE”) is evaluated to determine which party is the primary beneficiary and thus should consolidate the VIE. This analysis is complex, involves uncertainties, and requires significant judgment on various matters. To determine if we are the primary beneficiary of a VIE, we must determine what activities most significantly impact the economic performance of the entity, whether we have the power to direct those activities, and if our obligation to absorb losses or receive benefits from the VIE could potentially be significant to the VIE.
Use of Estimates and Assumptions—
The preparation of our consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used for, but not limited to: (1) revenue reserves for contractual adjustments and uncollectible amounts; (2) fair value of acquired assets and assumed liabilities in business combinations; (3) asset impairments, including goodwill; (4) depreciable lives of assets; (5) useful lives of intangible assets; (6) economic lives and fair value of leased assets; (7) fair value of stock options; (8) reserves for self-insured healthcare plans; and (9) reserves for professional, workers’ compensation, and comprehensive general insurance liability risks. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluation, as considered necessary. Actual results could differ from those estimates.
Risks and Uncertainties—
As a healthcare provider, we are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:
•	licensure, certification, enrollments, and accreditation;
•	policies, either at the national or local level, delineating what conditions must be met to qualify for reimbursement under Medicare (also referred to as coverage requirements);
•	coding and billing for services;
•	relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws;
•	quality of medical care;

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
•	use and maintenance of medical supplies and equipment;
•	maintenance, security and privacy of patient information and medical records;
•	minimum staffing;
•	acquisition and dispensing of pharmaceuticals and controlled substances; and
•	disposal of medical and hazardous waste.
In the future, changes in these laws or regulations or the manner in which they are enforced could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in the manner in which we deliver home health and hospice services.
If we fail to comply with applicable laws and regulations, we could be required to return portions of reimbursements deemed after the fact to have not been appropriate. We could also be subjected to liabilities, including (1) criminal penalties, and (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our agencies. Because Medicare comprises a significant portion of our Net service revenue, failure to comply with the laws and regulations governing the Medicare program and related matters, including anti-kickback and anti-fraud requirements, could materially and adversely affect us. Specifically, reductions in reimbursements, substantial damages, and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operation, and cash flows. Even the assertion of a violation, depending on its nature, could have a material adverse effect upon our reputation.
Historically, the United States Congress and some state legislatures have periodically proposed significant changes in regulations governing the healthcare system. Many of these changes have resulted in limitations on the increases in and, in some cases, significant roll-backs or reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. There can be no assurance that future governmental initiatives will not result in pricing roll-backs or freezes or reimbursement reductions. Because we receive a significant percentage of our revenues from Medicare, such changes in legislation might have a material adverse effect on our financial position, results of operations, and cash flows.
In addition, there are increasing pressures from many third-party payors to control healthcare costs and to reduce or limit increases in reimbursement rates for medical services. Our relationships with managed care and nongovernmental third-party payors are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. We could be adversely affected in some of the markets where we operate if we are unable to negotiate and maintain favorable agreements with third-party payors.
Our third-party payors have also, from time to time, requested audits of the amounts paid, or to be paid, to us, and sometimes dispute such amounts. We could be adversely affected in some of the markets where we operate if the auditing payor alleges substantial overpayments were made to us due to coding errors or lack of documentation to support medical necessity determinations.
COVID-19 Pandemic
The rapid onset of the COVID-19 Pandemic (the “pandemic”) has caused a disruption to our nation’s healthcare system. Such disruption includes reductions in the availability of personal protective equipment (“PPE”) to prevent spread of the disease during patient treatment and increases in the cost of PPE. From time to time in specific markets, elective procedures were postponed by physicians and acute-care hospitals and limited by governmental order to preserve capacity for the expected volume of COVID-19 patients and reduce the risk of the spread of COVID-19. Initially, these postponements and limitations were widespread. Now, they are more market or state specific and driven by the extent of the pandemic in those areas. For various quarters during the pandemic, we experienced decreased patient volumes in both segments when compared to prior periods. We believe reduced patient volumes resulted from a number of conditions related to the pandemic including: lower acute-care hospital censuses due to the deferral of elective surgeries and shelter-in-place orders, restrictive visitation policies in place at acute-care hospitals that severely limit access to patients and caregivers by our care transition coordinators, policies in assisted living facilities that limit our staff from visiting patients, and heightened anxiety among patients and their family members regarding the risk of exposure to COVID-19 during

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
acute-care and post-acute care treatment. We also experienced decreases in visits per episode and institutional referrals because of the pandemic, both of which negatively impacted pricing for home health.
In response to the public health emergency associated with the pandemic, Congress and Centers for Medicare and Medicaid Services (“CMS”) adopted several statutory and regulatory measures intended to provide relief to healthcare providers to ensure patients would continue to have adequate access to care. On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the “CARES Act”), which temporarily suspended sequestration from May 1 through December 31, 2020. The CARES Act also authorized the cash distribution of relief funds from the United States Department of Health and Human Services (“HHS”) to healthcare providers. We did not accept any CARES Act relief funds. The Consolidated Appropriations Act, 2021 (the “2021 Budget Act”), signed into law on December 27, 2020, provided for additional provider relief funds. We intend to refuse any additional provider relief funds distributed in the future whether authorized under the 2021 Budget Act or other legislation. The sequestration suspension has been extended a number of times. Sequestration is currently scheduled to resume as of April 1, 2022, but will only be a 1% payment reduction through June 30, 2022. Thereafter, the full 2% Medicare payment reduction will resume. Federal legislation, including the CARES Act and the 2021 Budget Act, and CMS regulatory actions include a number of other provisions, which are discussed below, affecting our reimbursement and operations in both segments.
Additionally, the CARES Act, the 2021 Budget Act, and a series of waivers and guidance issued by CMS suspend various Medicare patient coverage criteria and documentation and care requirements in an effort to provide regulatory relief until the public health emergency for the pandemic has ended. For home health, the relief includes the allowance of nurse practitioners and physician assistants under certain conditions to certify, establish and periodically review the plan of care, as well as supervise the provision of items and services for beneficiaries under the Medicare home health benefit and expands the use of telehealth. Additionally, CMS expanded the definition of “homebound” to include patients needing skilled services who are homebound due solely to their COVID-19 diagnosis or patients susceptible to contract COVID-19. For hospice, the relief includes the temporary waiver of the requirement to use volunteers and to conduct a nurse visit every two weeks to evaluate aides, as well as the expanded use of telehealth for routine services and patient recertification.
The foregoing and other disruptions to our business as a result of the pandemic have had and are likely to continue to have an adverse effect on our business and could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Net Service Revenue—
Our Net service revenue disaggregated by payor source and segment are as follows (in millions):
	Home Health			Hospice			Consolidated
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Medicare	$701.8	$697.3	$749.5	$204.8	$198.7	$170.5	$906.6	$896.0	$920.0
Medicare Advantage	117.4	116.2	111.9	—	—	—	117.4	116.2	111.9
Managed care	62.1	45.9	37.4	3.2	1.9	1.7	65.3	47.8	39.1
Medicaid	14.2	15.6	16.7	1.3	—	1.7	15.5	15.6	18.4
Other	1.8	2.6	2.6	—	—	—	1.8	2.6	2.6
Total	$897.3	$877.6	$918.1	$209.3	$200.6	$173.9	$1,106.6	$1,078.2	$1,092.0
We record Net service revenue on an accrual basis using our best estimate of the transaction price for the type of service provided to the patient. Our estimate of the transaction price includes estimates of price concessions for such items as contractual allowances, potential adjustments that may arise from payment and other reviews, and uncollectible amounts. Our accounting systems calculate contractual allowances on a patient-by-patient basis based on the rates in effect for each primary third-party payor. Adjustments related to payment reviews by third-party payors or their agents are based on our historical experience and success rates in

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
the claims adjudication process. Estimates for uncollectible amounts are based on the aging of our accounts receivable, our historical collection experience for each type of payor, and other relevant factors.
Management continually reviews the revenue transaction price estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. Due to complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payors, which are often subject to interpretation, we may receive reimbursement for healthcare services authorized and provided that is different from our estimates, and such differences could be material. In addition, laws and regulations governing the Medicare and Medicaid programs are complex, subject to interpretation, and are routinely modified for provider reimbursement. All healthcare providers participating in the Medicare and Medicaid programs are required to meet certain financial reporting requirements. Federal regulations require submission of annual cost reports covering medical costs and expenses associated with the services provided under each home health and hospice provider number to program beneficiaries. Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to the Company under these reimbursement programs. These audits often require several years to reach the final determination of amounts earned under the programs. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.
CMS has been granted authority to suspend payments, in whole or in part, to Medicare providers if CMS possesses reliable information an overpayment, fraud, or willful misrepresentation exists. If CMS suspects payments are being made as the result of fraud or misrepresentation, CMS may suspend payment at any time without providing prior notice to us. The initial suspension period is limited to 180 days. However, the payment suspension period can be extended almost indefinitely if the matter is under investigation by the United States Department of Health and Human Services Office of Inspector General or the United States Department of Justice. Therefore, we are unable to predict if or when we may be subject to a suspension of payments by the Medicare and/or Medicaid programs, the possible length of the suspension period, or the potential cash flow impact of a payment suspension. Any such suspension would adversely impact our financial position, results of operations, and cash flows.
Our performance obligations relate to contracts with a duration of less than one year. Therefore, we elected to apply the optional exemption to not disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period. These unsatisfied or partially unsatisfied performance obligations primarily relate to services provided at the end of the reporting period.
We are subject to changes in government legislation that could impact Medicare payment levels and changes in payor patterns that may impact the level and timing of payments for services rendered.
Home Health Revenues
Under the Medicare home health prospective payment system, we are paid by Medicare based on episodes of care. The performance obligation is the rendering of services to the patient during the term of the episode of care. An episode of care is defined as a length of stay up to 60 days, with multiple continuous episodes allowed. A base episode payment is established by the Medicare program through federal regulation. The base episode payment can be adjusted based on each patient’s health including clinical condition, functional abilities, and service needs, as well as for the applicable geographic wage index, low utilization, patient transfers, and other factors. The services covered by the episode payment include all disciplines of care in addition to medical supplies. As of January 1, 2020, Medicare began reimbursing home health providers under a new payment system, referred to as the Patient-Driven Groupings Model (“PDGM”). PDGM replaced the 60-day episode of payments methodology with a 30-day payment period and relies more heavily on clinical characteristics and other patient information (such as principal diagnosis, functional level, referral source and timing) rather than the therapy service-use thresholds used to determine payment under the previous system. Under PDGM, the initial certification remains valid for 60 days. If a patient remains eligible for care after the initial period as certified by a physician, a new treatment period may begin.

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Prior to January 1, 2021, we billed a portion of reimbursement from each Medicare episode near the start of each episode, and the resulting cash payment was typically received before all services are rendered. Effective January 1, 2021, this early payment process has been eliminated. As we provide home health services to our patients on a scheduled basis over the episode of care in a manner that approximates a pro rata pattern, revenue for the episode of care is recorded over an average length of treatment period using a calendar day prorating method. The amount of revenue recognized for episodes of care which are incomplete at period end is based on the pro rata number of days in the episode that have been completed as of the period end date. As of December 31, 2020, the difference between the cash received from Medicare for a request for anticipated payment on episodes in progress and the associated estimated revenue, if any, was recorded in Other current liabilities in our consolidated balance sheet.
We are subject to certain Medicare regulations affecting outlier revenue if our patient’s care was unusually costly. Regulations require a cap on all outlier revenue at 10% of total Medicare revenue received by each provider during a cost reporting year. Management has reviewed the potential cap. Adjustments to the transaction price for the outlier cap were not material as of December 31, 2021 and December 31, 2020.
For episodic-based rates that are paid by other insurance carriers, including Medicare Advantage, we recognize revenue in a similar manner as discussed above for Medicare revenues. However, these rates can vary based upon the negotiated terms. For non-episodic-based revenue, revenue is recorded on an accrual basis based upon the date of service at amounts equal to our estimated per-visit transaction price. Price concessions, including contractual allowances for the differences between our standard rates and the applicable contracted rates, as well as estimated uncollectible amounts from patients, are recorded as decreases to the transaction price.
Hospice Revenues
Medicare revenues for hospice are recognized and recorded on an accrual basis using the input method based on the number of days a patient has been on service at amounts equal to an estimated daily or hourly payment rate. The performance obligation is the rendering of services to the patient during each day that he or she is on hospice care. The payment rate is dependent on whether a patient is receiving routine home care, general inpatient care, continuous home care or respite care. Adjustments to Medicare revenues are recorded based on an inability to obtain appropriate billing documentation or authorizations acceptable to the payor or other reasons unrelated to credit risk. Hospice companies are subject to two specific payment limit caps under the Medicare program. One limit relates to inpatient care days that exceed 20% of the total days of hospice care provided for the year. The second limit relates to an aggregate Medicare reimbursement cap calculated by the Medicare Administrative Contractors. Adjustments to the transaction price for these caps were not material as of December 31, 2021 and December 31, 2020.
For non-Medicare hospice revenues, we record gross revenue on an accrual basis based upon the date of service at amounts equal to our estimated per day transaction price. Price concessions, including contractual adjustments for the difference between our standard rates and the amounts estimated to be realizable from patients and third parties for services provided, are recorded as decreases to the transaction price and thus reduce our Net service revenue.
Cash and Cash Equivalents—
Cash and cash equivalents include highly liquid investments with maturities of three months or less when purchased. Carrying values of Cash and cash equivalents approximate fair value due to the short-term nature of these instruments.
We maintain amounts on deposit with various financial institutions, which may, at times, exceed federally insured limits. However, management periodically evaluates the creditworthiness of those institutions, and we have not experienced any losses on such deposits.

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Restricted Cash—
Restricted cash represents cash accounts maintained by a joint venture in which we participate where our external partner requested, and we agreed, that the joint venture’s cash not be commingled with other corporate cash accounts and be used only to fund the operations of the joint venture.
Accounts Receivable—
We report accounts receivable from services rendered at their estimated transaction price, which takes into account price concessions from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, workers’ compensation programs, employers, and patients. Our accounts receivable are concentrated by type of payor. The concentration of patient service accounts receivable by payor class, as a percentage of total patient service accounts receivable, is as follows:
	As of December 31,
	2021	2020
Medicare	83.8%	81.0%
Managed care and other discount plans, including Medicare Advantage	14.0%	15.5%
Medicaid	2.0%	3.3%
Other	0.2%	0.2%
Total	100.0%	100.0%
While revenues and accounts receivable from the Medicare program are significant to our operations, we do not believe there are significant credit risks associated with this government agency. We do not believe there are any other significant concentrations of revenues from any particular payor that would subject us to any significant credit risks in the collection of our accounts receivable.
Accounts requiring collection efforts are reviewed via system-generated work queues that automatically stage (based on age and size of outstanding balance) accounts requiring collection efforts for patient account representatives. Collection efforts include contacting the applicable party (both in writing and by telephone), providing information (both financial and clinical) to allow for payment or to overturn payor decisions to deny payment, and arranging payment plans with self-pay patients, among other techniques. When we determine all in-house efforts have been exhausted or it is a more prudent use of resources, accounts may be turned over to a collection agency.
The collection of outstanding receivables from Medicare and managed care payors is our primary source of cash and is critical to our operating performance. While it is our policy to verify insurance prior to a patient being admitted, there are various exceptions that can occur. Such exceptions include instances where (1) we are unable to obtain verification because the patient’s insurance company was unable to be reached or contacted, (2) a determination is made that a patient may be eligible for benefits under various government programs, such as Medicaid, and it takes several days, weeks, or months before qualification for such benefits is confirmed or denied, and (3) the patient is transferred to our agency from an acute care hospital without having access to a credit card, cash, or check to pay the applicable patient responsibility amounts (i.e., deductibles and co-payments).
If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. Changes in general economic conditions, business office operations, payor mix, or trends in federal or state governmental and private employer healthcare coverage could affect our collection of accounts receivable, financial position, results of operations, and cash flows.

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Property and Equipment—
We report leasehold improvements, vehicles, and equipment at cost, net of accumulated depreciation and amortization and any asset impairments. We depreciate our assets using the straight-line method over the shorter of the estimated useful life of the assets or life of the underlying leases. Useful lives are generally as follows:
Years
Leasehold improvements	2 to 5
Vehicles	3
Furniture, fixtures, and equipment	2 to 5
Maintenance and repairs of leasehold improvements and equipment are expensed as incurred. We capitalize replacements and betterments that increase the estimated useful life of an asset.
We retain fully depreciated assets and accumulated depreciation accounts until we remove them from service. In the case of sale, retirement, or disposal, the asset cost and related accumulated depreciation balances are removed from the respective accounts, and the resulting net amount, less any proceeds, is included as a component of income from continuing operations in the consolidated statements of income.
Leases—
We determine if an arrangement is a lease or contains a lease at inception and perform an analysis to determine whether the lease is an operating lease or a finance lease. We measure right-of-use assets and lease liabilities at the lease commencement date based on the present value of the remaining lease payments. As most of our leases do not provide a readily determinable implicit rate, we estimate an incremental borrowing rate based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease. We use this rate to discount the remaining lease payments in measuring the right-of-use asset and lease liability. We use the implicit rate when readily determinable. We recognize lease expense for operating leases on a straight-line basis over the lease term. For our finance leases, we recognize amortization expense from the amortization of the right-of-use asset and interest expense on the related lease liability. Certain of our lease agreements contain annual escalation clauses based on changes in the Consumer Price Index. The changes to the Consumer Price Index, as compared to our initial estimate at the lease commencement date, are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred. We do not account for lease and non-lease components separately for purposes of establishing right-of-use assets and lease liabilities.
Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets. We recognize lease expense for these leases on a straight-line basis over the lease term.
Goodwill and Other Intangible Assets—
We are required to test our goodwill and indefinite-lived intangible asset for impairment at least annually, absent some triggering event that would accelerate an impairment assessment. Absent any triggering events, we perform this impairment testing as of October 1st of each year. We recognize an impairment charge for any amount by which the carrying amount of the asset exceeds its implied fair value.
We assess qualitative factors in our home health and hospice reporting units to determine whether it is necessary to perform the quantitative impairment test. If, based on this qualitative assessment, we were to believe we must perform the quantitative goodwill impairment test, we would determine the fair value of our reporting units using generally accepted valuation techniques including the income approach and the market approach. The income approach includes the use of each reporting unit’s discounted projected operating results and cash flows. This approach includes many assumptions related to pricing and volume, operating expenses, capital expenditures, discount factors, tax rates, etc. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. When we dispose of a home health or hospice agency, goodwill is allocated to the gain or loss on disposition using the relative fair value methodology.

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
We assess qualitative factors related to our indefinite-lived intangible asset to determine whether it is necessary to perform the quantitative impairment test. If, based on this qualitative assessment, we were to believe we must perform the quantitative goodwill impairment test, we would determine the fair value of our indefinite-lived intangible asset using generally accepted valuation techniques including the relief-from-royalty method. This method is a form of the income approach in which value is equated to a series of cash flows and discounted at a risk-adjusted rate. It is based on a hypothetical royalty, calculated as a percentage of forecasted revenue, that we would otherwise be willing to pay to use the asset, assuming it were not already owned. This approach includes assumptions related to pricing and volume, as well as a royalty rate a hypothetical third party would be willing to pay for use of the asset. When making our royalty rate assumption, we consider rates paid in arm’s-length licensing transactions for assets comparable to our asset.
We amortize the cost of intangible assets with finite useful lives over their respective estimated useful lives to their estimated residual value. As of December 31, 2021, none of our finite useful lived intangible assets has an estimated residual value. We also review these assets for impairment whenever events or changes in circumstances indicate we may not be able to recover the asset’s carrying amount.
The range of estimated useful lives and the amortization basis for our intangible assets, excluding goodwill, are generally as follows:
Estimated Useful Life and Amortization Basis
Certificates of need	10 years using straight-line basis
Licenses	10 to 20 years using straight-line basis
Noncompete agreements	2 to 5 years using straight-line basis
Trade names:
Encompass	indefinite-lived asset
All other	1 to 5 years using straight-line basis
Internal-use software	3 years using straight-line basis
We capitalize the costs of obtaining or developing internal-use software, including external direct costs of material and services and directly related payroll costs. Amortization begins when the internal-use software is ready for its intended use. Costs incurred during the preliminary project and post-implementation stages, as well as maintenance and training costs, are expensed as incurred.
Impairment of Long-Lived Assets and Other Intangible Assets—
We assess the recoverability of long-lived assets (excluding goodwill and our indefinite-lived asset) and identifiable acquired intangible assets with finite useful lives, whenever events or changes in circumstances indicate we may not be able to recover the asset’s carrying amount. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of the asset to the expected net future cash flows to be generated by that asset, or, for identifiable intangibles with finite useful lives, by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future cash flows. The amount of impairment of identifiable intangible assets with finite useful lives, if any, to be recognized is measured based on projected discounted future cash flows. We measure the amount of impairment of other long-lived assets (excluding goodwill) as the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows. We classify long-lived assets to be disposed of other than by sale as held and used until they are disposed. We report long-lived assets to be disposed of by sale as held for sale and recognize those assets in the balance sheet at the lower of carrying amount or fair value less cost to sell, and we cease depreciation.
Investments in and Advances to Nonconsolidated Affiliates—
Investments in entities that we do not control but in which we have the ability to exercise significant influence over the operating and financial policies of the investee are accounted for under the equity method. Equity method investments are recorded at original cost and adjusted periodically to recognize our proportionate

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
share of the investees’ net income or losses after the date of investment, additional contributions made, dividends or distributions received, and impairment losses resulting from adjustments to net realizable value. We record equity method losses in excess of the carrying amount of an investment when we guarantee obligations or we are otherwise committed to provide further financial support to the affiliate.
We use the measurement alternative to account for equity investments for which the equity securities do not have readily determinable fair values and for which we do not have the ability to exercise significant influence. Under the measurement alternative, private equity investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, additional investments, or distributions deemed to be a return of capital.
Management periodically assesses the recoverability of our equity method and measurement alternative investments and equity method goodwill for impairment. We consider all available information, including the recoverability of the investment, the earnings and near-term prospects of the affiliate, factors related to the industry, conditions of the affiliate, and our ability, if any, to influence the management of the affiliate. We assess fair value based on valuation methodologies, as appropriate, including discounted cash flows, estimates of sales proceeds, and external appraisals, as appropriate. If an investment or equity method goodwill is considered to be impaired and the decline in value is other than temporary, we record an appropriate write-down.
Fair Value Measurements—
Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions market participants would use in pricing an asset or liability.
The basis for these assumptions establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
•	Level 1 – Observable inputs such as quoted prices in active markets;
•	Level 2 – Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
•	Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The three valuation techniques are as follows:
•	Market approach – Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
•	Cost approach – Amount that would be required to replace the service capacity of an asset (i.e., replacement cost); and
•	Income approach – Techniques to convert future cash flows to a single present amount based on market expectations (including present value techniques, option-pricing models, and lattice models).
Our financial instruments consist mainly of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and long-term debt. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate fair value because of the short-term maturity of these instruments.
There are assets and liabilities that are not required to be reported at fair value on a recurring basis. However, these assets may be recorded at fair value as a result of impairment charges or other adjustments made to the carrying value of the applicable assets. The fair value of our equipment is determined using discounted cash flows and significant unobservable inputs, unless there is an offer to purchase such assets, which could be the basis for determining fair value. The fair value of our intangible assets, excluding goodwill, is determined

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
using discounted cash flows and significant unobservable inputs. The fair value of our investments in nonconsolidated affiliates is determined using quoted prices in private markets, discounted cash flows or earnings, or market multiples derived from a set of comparables. The fair value of our goodwill is determined using discounted projected operating results and cash flows, which involve significant unobservable inputs.
Noncontrolling Interests in Consolidated Affiliates—
The consolidated financial statements include all assets, liabilities, revenues, and expenses of less-than-100%-owned affiliates we control. Accordingly, we have recorded noncontrolling interests in the earnings and equity of such entities. We record adjustments to noncontrolling interests for the allocable portion of income or loss to which the noncontrolling interests holders are entitled based upon their portion of the subsidiaries they own. Distributions to holders of noncontrolling interests are adjusted to the respective noncontrolling interests holders’ balance.
Stock-Based Payments—
Encompass has stockholder-approved stock-based compensation plans that provide for the granting of stock-based compensation to certain Company employees. All stock-based payments to employees, excluding stock appreciation rights (“SARs”), are recognized in the financial statements based on their estimated grant-date fair value and amortized on a straight-line basis over the applicable requisite service period. Stock-based payments to employees in the form of SARs are recognized in the financial statements based on their current fair value and expensed ratably over the applicable service period.
Advertising Costs—
We expense costs of print, radio, television, and other advertisements as incurred. Advertising expenses, primarily included in General and administrative expenses within the accompanying consolidated statements of income, were immaterial in each of the years ended December 31, 2021, 2020, and 2019, respectively.
Income Taxes—
We have adopted the separate return approach for the purpose of the Company financial statements, including the income tax provisions and the related deferred tax assets and liabilities. The historic operations of the Company business reflect a separate return approach for each jurisdiction in which the Company had a presence and Encompass filed a tax return.
We provide for income taxes using the asset and liability method. This approach recognizes the amount of income taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates.
A valuation allowance is required when it is more likely than not some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income in the applicable tax jurisdiction. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. Our most recent operating performance, the scheduled reversal of temporary differences, our forecast of taxable income in future periods by jurisdiction, our ability to sustain a core level of earnings, and the availability of prudent tax planning strategies are important considerations in our assessment.
We evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly. We have used the with-and-without method to determine when we will recognize excess tax benefits from stock-based compensation.

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Earnings per Common Share—
The calculation of earnings per common share is based on the weighted-average number of our common shares outstanding during the applicable period.
Recent Accounting Pronouncements—
In August 2018, the FASB issued ASU 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” The update helps entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement (hosting arrangement), by providing guidance in determining when the arrangement includes a software license. It requires entities to account for such costs consistent with the guidance on capitalizing costs associated with developing or obtaining internal-use software. The new guidance was effective for us beginning January 1, 2020. The adoption of this guidance did not have a material impact to our consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” The standard removes certain exceptions to the general principles of ASC 740 and simplifies other areas such as accounting for outside basis differences of equity method investments. Either prospective or retrospective transition of this standard is dependent upon the specific amendments. The new guidance was effective for us beginning January 1, 2021, including interim periods within that reporting period. The adoption of this guidance did not have a material impact to our consolidated financial statements.
We do not believe any other recently issued, but not yet effective, accounting standards will have a material effect on our consolidated financial position, results of operations, or cash flows.
2.	Business Combinations:
2021 Acquisitions
Frontier Acquisition
On June 1, 2021, we completed the acquisition of the home health and hospice assets of Frontier Home Health and Hospice (“Frontier”) in Alaska, Colorado, Montana, Washington, and Wyoming. The Frontier acquisition included the purchase of a 50% equity interest in the Heart of the Rockies Home Health joint venture and a 90% equity interest in the Hospice of Southwest Montana joint venture (inclusive of an additional 40% equity interest purchased for approximately $4 million). We consolidate both of these joint ventures. The Hospice of Southwest Montana joint venture is consolidated under the VIE model. On the acquisition date, nine home health and eleven hospice locations became part of our national network of home health and hospice locations. This acquisition was made to expand our existing presence in Colorado and Wyoming and extend our services to Alaska, Montana and Washington. We funded this transaction using cash on hand and contributions from Encompass.
We accounted for this transaction under the acquisition method of accounting and reported the results of operations of Frontier from its date of acquisition. Assets acquired, liabilities assumed, and noncontrolling interests were recorded at their estimated fair values as of the acquisition date. Estimated fair values were based on various valuation methodologies including: replacement cost and continued use methods for property and equipment; an income approach using primarily discounted cash flow techniques for the noncompete and license intangible assets; an income approach utilizing the relief-from-royalty method for the trade name intangible asset; an income approach utilizing the excess earnings method for the certificates of need; and present value of remaining lease payments for leases. The aforementioned income methods utilize management’s estimates of future operating results and cash flows discounted using a weighted average cost of capital that reflects market participant assumptions. For all other assets and liabilities, the fair value was assumed to represent carrying value due to their short maturities. The excess of the fair value of the consideration conveyed over the fair value of the net assets acquired was recorded as goodwill. All goodwill recorded reflects our expectations of favorable growth opportunities in the home health and hospice markets based on positive demographic trends. All of the goodwill recorded as a result of this transaction is deductible for federal income tax purposes.

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
The fair values recorded were based upon a preliminary valuation. Estimates and assumptions used in such valuation are subject to change, which could be significant, within the measurement period (up to one year from the acquisition date). We expect to continue to obtain information to assist us in determining the fair value of the net assets acquired at the acquisition date during the measurement period.
The fair value of the assets acquired and liabilities assumed at the acquisition date were as follows (in millions):
Cash and cash equivalents	$0.8
Accounts receivable, net	0.9
Prepaid expenses and other current assets	0.2
Property and equipment	0.1
Operating lease right-of-use-assets	0.9
Identifiable intangible assets:
Noncompete agreement (useful life of 5 years)	1.7
Trade name (useful life of 3 months)	0.2
Certificates of need (useful lives of 10 years)	3.1
Licenses (useful lives of 10 years)	4.8
Goodwill	92.4
Total assets acquired	105.1
Liabilities assumed:
Current operating lease liabilities	0.3
Accounts payable	0.2
Accrued payroll	0.8
Long-term operating lease liabilities	0.7
Total liabilities assumed	2.0
Redeemable and nonredeemable noncontrolling interests	3.9
Net assets acquired	$99.2
Information regarding the net cash paid for this acquisition is as follows (in millions):
Fair value of assets acquired, net of $0.8 million of cash acquired	$11.9
Goodwill	92.4
Fair value of liabilities assumed	(2.0)
Fair value of redeemable and nonredeemable noncontrolling interest owned by joint venture partner	(3.9)
Net cash paid for acquisitions	$98.4
Other Home Health and Hospice Acquisition
In December 2021, using cash on hand, we acquired an additional 29% equity interest from Baptist Outpatient Services, Inc. in our existing Encompass Health Home Health of South Florida, LLC joint venture. This transaction increased our ownership interest from 51% to 80% and resulted in change in accounting for this joint venture from the equity method of accounting to a consolidated entity. As a result of our consolidation of this entity and the remeasurement of our previously held equity interest to fair value, Goodwill increased $8.0 million, and we recorded a $3.2 million gain as part of Other income during 2021. This transaction was made to increase our ownership in a profitable entity and continue to grow our business. This acquisition was funded using cash on hand and was individually immaterial to our financial position, results of operations, and cash flows.
We accounted for this transaction under the acquisition method of accounting and reported the results of operations of the acquired location from the date of acquisition. Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date. Estimated fair values were based on various

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
valuation methodologies including an income approach using primarily discounted cash flow techniques for the noncompete and license intangible assets. The aforementioned income methods utilize management’s estimates of future operating results and cash flows discounted using a weighted-average cost of capital that reflects market participant assumptions. The excess of the fair value of the consideration conveyed over the fair value of the net assets acquired was recorded as goodwill. The goodwill reflects our expectations of our ability to utilize the acquired locations’ mobile workforce and established relationships within the community and the benefits of being able to leverage operational efficiencies with favorable growth opportunities based on positive demographic trends in this market. The amount of goodwill recorded as a result of these transactions that is deductible for federal income tax purposes is $3.9 million.
The fair values recorded were based upon a preliminary valuation. Estimates and assumptions used in such valuation are subject to change, which could be significant, within the measurement period (up to one year from the acquisition date). We expect to continue to obtain information to assist us in determining the fair value of the net assets acquired at the acquisition date during the measurement period.
The fair value of the assets acquired and liabilities assumed at the acquisition date were as follows (in millions):
Cash and cash equivalents	$0.8
Accounts receivable, net	2.0
Identifiable intangible assets:
Noncompete agreement (useful life of 2 years)	0.1
Licenses (useful lives of 10 years)	1.7
Goodwill	8.0
Total assets acquired	12.6
Liabilities assumed:
Accounts payable	0.2
Accrued payroll	0.3
Other current liabilities	0.4
Other long-term liabilities	0.1
Total liabilities assumed	1.0
Redeemable noncontrolling interests	2.3
Net assets acquired	$9.3
Information regarding the net cash paid for this acquisition is as follows (in millions):
Fair value of assets acquired, net of $0.8 million of cash acquired	$3.8
Goodwill	8.0
Fair value of liabilities assumed	(1.0)
Fair value of redeemable noncontrolling interest owned by joint venture partner	(2.3)
Fair value of equity interest prior to acquisition	(5.3)
Net cash paid for acquisition	$3.2

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Pro Forma Results of Operations
The following table summarizes the results of operations of the above-mentioned acquisitions from their respective dates of acquisition included in our consolidated results of operations and the unaudited pro forma results of operations of the combined entity had the date of the acquisitions been January 1, 2020 (in millions):
	Net Service Revenue	Net Income (Loss) Attributable to the Company
Acquired entities only: Actual from acquisition date to December 31, 2021
Frontier	$19.7	$0.7
All other home health and hospice	0.9	(0.1)
Combined entity: Supplemental pro forma from 01/01/2021-12/31/2021 (unaudited)	1,131.0	111.6
Combined entity: Supplemental pro forma from 01/01/2020-12/31/2020 (unaudited)	1,124.0	76.8
The information presented above is for illustrative purposes only and is not necessarily indicative of results that would have been achieved if the acquisitions had occurred as of the beginning of our 2020 reporting period.
2020 Acquisition
In March 2020, we acquired the assets of Generation Solutions of Lynchburg, LLC in Lynchburg, Virginia. This acquisition was made to enhance our position and ability to provide our services to patients in Central Virginia. The acquisition was funded using cash on hand and was immaterial to our financial position, results of operations, and cash flows.
We accounted for this transaction under the acquisition method of accounting and reported the results of operations of the acquired location from the date of acquisition. Assets acquired were recorded at their estimated fair values as of the acquisition date. The fair values of identifiable intangible assets were based on valuations using an income approach. The income approach is based on management’s estimates of future operating results and cash flows discounted using a weighted-average cost of capital that reflects market participant assumptions. The excess of the fair value of the consideration conveyed over the fair value of the net assets acquired was recorded as goodwill. The goodwill reflects our expectations of our ability to utilize the acquired location’s mobile workforce and established relationships within the community and the benefits of being able to leverage operational efficiencies with favorable growth opportunities based on positive demographic trends in this market. All of the goodwill recorded as a result of this transaction is deductible for federal income tax purposes.
The fair value of the assets acquired at the acquisition date were as follows (in millions):
Identifiable intangible assets:
Licenses (useful lives of 10 years)	$0.2
Goodwill	0.9
Total assets acquired	$1.1
Information regarding the net cash paid for the home health and hospice acquisitions during 2020 is as follows (in millions):
Fair value of assets acquired	$0.2
Goodwill	0.9
Net cash paid for acquisitions	$1.1

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
2020 Pro Forma Results of Operations
The following table summarizes the results of operations of the above-mentioned acquisition from their respective dates of acquisition included in our consolidated results of operations and the unaudited pro forma results of operations of the combined entity had the date of the acquisitions been January 1, 2019 (in millions):
	Net Service Revenue	Net Income Attributable to the Company
Acquired entities only: Actual from acquisition date to December 31, 2020	$1.5	$—
Combined entity: Supplemental pro forma from 01/01/2020-12/31/2020 (unaudited)	1,078.5	75.0
Combined entity: Supplemental pro forma from 01/01/2019-12/31/2019 (unaudited)	1,094.0	24.0
The information presented above is for illustrative purposes only and is not necessarily indicative of results that would have been achieved if the acquisitions had occurred as of the beginning of our 2019 period.
2019 Acquisitions
Alacare Acquisition
In July 2019, we completed the acquisition of privately owned Alacare Home Health & Hospice for a cash purchase price of $217.8 million. The Alacare portfolio consisted of 23 home health locations and 23 hospice locations in Alabama. The acquisition was made to enhance our position and ability to provide our services to patients across Alabama. We funded the transaction with borrowings under the Variable Rate Promissory Note and the Fixed Rate Promissory Note due 2030. See Note 9, Long-term Debt, for additional information.
We accounted for this transaction under the acquisition method of accounting and reported the results of operations of Alacare from its date of acquisition. Information regarding the net cash paid for Alacare is as follows (in millions):
Fair value of assets acquired	$68.6
Goodwill	163.9
Fair value of liabilities assumed	(14.7)
Net cash paid for acquisition	$217.8
Other Home Health Acquisitions
During 2019, we completed the following home health acquisitions, none of which were individually material to our financial position, results of operations, or cash flows. Each acquisition was made to enhance our position and ability to provide our services to patients in the applicable geographic areas. Each acquisition was funded using cash on hand and borrowings under the Variable Rate Promissory Note. See Note 9, Long-term Debt, for additional information.
•	In February 2019, we acquired the assets of Tidewater Home Health, PA in Columbia, South Carolina.
•	In March 2019, we acquired the assets and assumed the liabilities of two home health locations from Care Resource Group in East Providence, Rhode Island and Westport, Massachusetts.

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
We accounted for these transactions under the acquisition method of accounting and reported the results of operations of the acquired locations from their respective dates of acquisition. Information regarding the net cash paid for the home health acquisitions during 2019 is as follows (in millions):
Fair value of assets acquired	$3.2
Goodwill	10.8
Fair value of liabilities assumed	(0.3)
Net cash paid for acquisitions	$13.7
2019 Pro Forma Results of Operations
The following table summarizes the results of operations of the above-mentioned acquisitions from their respective dates of acquisition included in our consolidated results of operations and the unaudited pro forma results of operations of the combined entity had the date of the acquisitions been January 1, 2019 (in millions):
	Net Service Revenue	Net Income (Loss) Attributable to the Company
Acquired entities only: Actual from acquisition date to December 31, 2019
Alacare	$58.5	$1.6
All other home health	6.5	(1.5)
Combined entity: Supplemental pro forma from 01/01/2019-12/31/2019 (unaudited)	1,156.1	29.4
The information presented above is for illustrative purposes only and is not necessarily indicative of results that would have been achieved if the acquisitions had occurred as of the beginning of our 2019 reporting period.
3.	Variable Interest Entities:
As of December 31, 2021 and December 31, 2020, we consolidated two and one, respectively, limited partnership-like entities that are VIEs and of which we are the primary beneficiary. Our ownership percentages in these entities range from 60% to 90% as of December 31, 2021. Through partnership and management agreements with or governing these entities, we manage these entities and handle all day-to-day operating decisions. Accordingly, we have the decision-making power over the activities that most significantly impact the economic performance of the VIEs and an obligation to absorb losses or receive benefits from the VIEs that could potentially be significant to the VIEs. These decisions and significant activities include, but are not limited to, marketing efforts, oversight of patient admissions, medical training, nurse and therapist scheduling, provision of healthcare services, billing, collections and creation and maintenance of medical records. The terms of the agreements governing the VIEs prohibit us from using the assets of the VIEs to satisfy the obligations of other entities.
The carrying amounts and classifications of the consolidated VIEs’ assets and liabilities, which are included in our consolidated balance sheet, are as follows (in millions):
	December 31, 2021	December 31, 2020
Assets
Current assets:
Restricted cash	$1.7	$1.5
Accounts receivable	2.8	1.1
Total current assets	4.5	2.6
Operating lease right-of-use assets	0.1	0.1
Goodwill	12.3	3.3
Intangible assets, net	1.3	0.8
Total assets	$18.2	$6.8

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
	December 31, 2021	December 31, 2020
Liabilities
Current liabilities:
Current operating lease liabilities	$0.1	$0.1
Accrued payroll	0.3	0.2
Total current liabilities	0.4	0.3
Other long-term liabilities	—	0.1
Total liabilities	$0.4	$0.4
4.	Accounts Receivable:
Accounts receivable consists of the following (in millions):
	As of December 31,
	2021	2020
Current patient accounts receivable	$164.5	$136.5
Noncurrent patient accounts receivable	6.1	6.4
Accounts receivable	$170.6	$142.9
5.	Property and Equipment:
Property and equipment consists of the following (in millions):
	As of December 31,
	2021	2020
Leasehold improvements	$3.0	$2.4
Vehicles	31.1	30.3
Furniture, fixtures, and equipment	35.1	31.4
	69.2	64.1
Less: Accumulated depreciation and amortization	(48.8)	(39.9)
Property and equipment, net	$20.4	$24.2
The amount of depreciation expense is as follows (in millions):
	For the Year Ended December 31,
	2021	2020	2019
Depreciation expense	$5.8	$5.9	$6.0
6.	Leases:
We lease office space, vehicles, and equipment under operating and finance leases with non-cancelable terms generally expiring at various dates through 2030. Our operating and finance leases generally have one- to eight-year terms. Certain leases also include options to purchase the leased property.

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
The components of lease costs are as follows (in millions):
	For the Year Ended December 31,
	2021	2020	2019
Operating lease cost	$19.2	$18.3	$16.1
Finance lease cost:
Amortization of right-of-use assets	6.0	7.1	6.7
Interest on lease liabilities	0.2	0.4	0.5
Total finance lease cost	6.2	7.5	7.2
Total lease cost	$25.4	$25.8	$23.3
Supplemental consolidated balance sheet information related to leases is as follows (in millions):
		As of December 31,
	Classification	2021	2020
Assets
Operating lease	Operating lease right-of-use assets	$48.4	$40.9
Finance lease(1)	Property and equipment, net	10.3	12.6
Total leased assets		$58.7	$53.5

Liabilities
Current liabilities:
Operating lease	Current operating lease liabilities	$14.9	$13.5
Finance lease	Current portion of long-term debt	4.0	6.5
Noncurrent liabilities:
Operating lease	Long-term operating lease liabilities	33.5	27.3
Finance lease	Long-term debt, net of current portion	2.5	3.2
Total leased liabilities		$54.9	$50.5
(1)	Finance lease assets are recorded net of accumulated amortization of $20.8 million and $17.7 million as of December 31, 2021 and 2020, respectively.
	As of December 31,
	2021	2020
Weighted Average Remaining Lease Term
Operating lease	3.7 years	3.4 years
Finance lease	1.7 years	1.7 years
Weighted Average Discount Rate
Operating lease	3.9%	4.3%
Finance lease	2.2%	3.2%

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Maturities of lease liabilities as of December 31, 2021 are as follows (in millions):
Year Ending December 31,	Operating Leases	Finance Leases
2022	$16.5	$4.1
2023	14.5	2.0
2024	9.5	0.5
2025	5.5	—
2026	3.3	—
2027 and thereafter	2.9	—
Total lease payments	52.2	6.6
Less: Interest portion	(3.8)	(0.1)
Total lease liabilities	$48.4	$6.5
Supplemental cash flow information related to our leases is as follows (in millions):
	For the Year Ended December 31,
	2021	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$16.5	$16.4	$14.6
Operating cash flows from finance leases	0.2	0.4	0.5
Financing cash flows from finance leases	7.2	8.1	7.9

Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$24.2	$12.8	$16.7
Finance leases	4.1	5.4	8.6
7.	Goodwill and Other Intangible Assets:
The following table shows changes in the carrying amount of Goodwill for the years ended December 31, 2021 and 2020 (in millions):
	Home Health	Hospice	Consolidated
Goodwill as of December 31, 2019	$845.5	$239.0	$1,084.5
Acquisitions	0.9	—	0.9
Consolidation of joint venture formerly accounted for under the equity method of accounting	3.3	—	3.3
Goodwill as of December 31, 2020	$849.7	$239.0	$1,088.7
Acquisitions	54.0	38.3	92.3
Consolidation of joint venture formerly accounted for under the equity method of accounting	8.0	—	8.0
Goodwill as of December 31, 2021	$911.7	$277.3	$1,189.0
Goodwill increased in 2020 and 2021 as a result of the acquisitions discussed in Note 2, Business Combinations. Goodwill also increased in 2020 as a result of our consolidation of the Jupiter, Florida home health agency and the remeasurement of our previously held equity interest at fair value discussed in Note 8, Investments in and Advances to Nonconsolidated Affiliates. Goodwill also increased in 2021 as a result of our consolidation of the Home Health of South Florida joint venture and the remeasurement of our previously held equity interest at fair value discussed in Note 2, Business Combinations.
We performed impairment reviews as of October 1, 2021, 2020, and 2019 and concluded no Goodwill impairment existed. As of December 31, 2021, we had no accumulated impairment losses related to Goodwill.

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
The following table provides information regarding our other intangible assets (in millions):
	Gross Carrying Amount	Accumulated Amortization	Net
Certificates of need:
2021	$89.2	$(32.8)	$56.4
2020	86.1	(24.3)	61.8
Licenses:
2021	$128.8	$(67.8)	$61.0
2020	122.3	(55.3)	67.0
Noncompete agreements:
2021	$13.2	$(10.7)	$2.5
2020	11.5	(9.7)	1.8
Trade name - Encompass:
2021	$135.2	$—	$135.2
2020	135.2	—	135.2
Trade names - all other:
2021	$7.5	$(7.5)	$—
2020	7.3	(7.3)	—
Internal-use software:
2021	$26.2	$(22.2)	$4.0
2020	22.8	(19.2)	3.6
Total intangible assets:
2021	$400.1	$(141.0)	$259.1
2020	385.2	(115.8)	269.4
Amortization expense for other intangible assets is as follows (in millions):
	For the Year Ended December 31,
	2021	2020	2019
Amortization expense	$25.1	$27.0	$25.0
Total estimated amortization expense for our other intangible assets for the next five years is as follows (in millions):
Year Ending December 31,	Estimated Amortization Expense

2022	$25.7
2023	23.2
2024	22.0
2025	14.6
2026	11.5
We anticipate transferring the ‘Encompass’ trade name to Encompass at the consummation of the spin-off as Encompass will continue to operate under the Encompass brand. See Note 1, Summary of Significant Accounting Policies, “Organization and Description of Business,” for additional information.
8.	Investments in and Advances to Nonconsolidated Affiliates:
As a result of an amendment to the joint venture agreement related to our Jupiter, Florida home health agency, the accounting for this agency changed from the equity method of accounting to a consolidated entity effective January 1, 2020. The amendment revised certain participatory rights held by our joint venture partner resulting in the

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Company gaining control of this entity from an accounting perspective. We accounted for this change in control as a business combination and consolidated this entity using the acquisition method. The consolidation of the Jupiter, Florida agency did not have a material impact on our financial position, results of operations, or cash flows. As a result of our consolidation of this home health agency and the remeasurement of our previously held equity interest at fair value, Goodwill increased by $3.3 million and we recorded a $2.2 million gain as part of Other income during the year ended December 31, 2020. We determined the fair value of our previously held equity interest using the income approach valuation technique. The income approach included the use of the agency’s projected operating results and cash flows discounted using a rate that reflects market participant assumptions for the agency. The projected operating results use management’s best estimates of economic and market conditions over the forecasted period including assumptions for pricing and volume, operating expenses, and capital expenditures.
See also Note 2, Business Combinations.
9.	Long-term Debt:
Our long-term debt outstanding consists of the following (in millions):
	As of December 31,
	2021	2020
Variable Rate Promissory Note	$—	$—
Fixed Rate Promissory Note due 2024	—	—
Fixed Rate Promissory Note due 2030	—	—
Other notes payable	2.0	—
Finance lease obligations	6.5	9.7
	8.5	9.7
Less: Current portion	(5.0)	(6.5)
Long-term debt, net of current portion	$3.5	$3.2
The following chart shows scheduled principal payments due on long-term debt for the next three years (in millions):
Year Ending December 31,	Face Amount	Net Amount
2022	$5.0	$5.0
2023	3.0	3.0
2024	0.5	0.5
Total	$8.5	$8.5
Variable Rate Promissory Note
On December 31, 2014, the Company entered into a Variable Rate Promissory Note with Encompass. The Variable Rate Promissory Note had an initial principal amount of $385.1 million and a maturity date of December 30, 2019. On December 17, 2019, the maturity date of the Variable Rate Promissory Note was extended to November 25, 2024.
Under the terms of the Variable Rate Promissory Note, the Company had the ability to borrow additional principal and/or repay outstanding principal at any time during the term of the note. Amounts outstanding under the Variable Rate Promissory Note bore interest at a rate per annum of, at our option, (1) LIBOR or (2) the higher of (a) Barclays’ Bank PLC’s prime rate and (b) the federal funds rate plus 0.5%, in each case, plus an applicable margin that varied depending upon the leverage ratio of Encompass. Interest was payable as of the last day of each fiscal quarter. Any interest payments made by the last day of each fiscal quarter was paid in kind through an increase in the principal balance.
On March 20, 2020, Encompass, as sole stockholder of the Company, elected to make a capital contribution of $344.1 million of principal of the Variable Rate Promissory Note plus accrued and unpaid interest.

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Fixed Rate Promissory Note due 2024
On November 1, 2015, the Company entered into the Fixed Rate Promissory Note due 2024 (the “2024 Note”) with Encompass. The 2024 Note had an initial principal amount of $114.0 million and a maturity date of December 30, 2019. The borrowed funds under this note were utilized to fund acquisitions. The 2024 Note was amended on May 1, 2018 to (1) increase the principal balance to $182.0 million and (2) extend the maturity date to November 1, 2024.
On March 20, 2020, Encompass, as sole stockholder of the Company, elected to make a capital contribution of $182.0 million of principal of the 2024 Note plus accrued and unpaid interest. The 2024 Note interest rate was 5.75%. Interest was payable as of the last day of each fiscal quarter.
Fixed Rate Promissory Note due 2030
On October 1, 2019, the Company entered into the Fixed Rate Promissory Note due 2030 (the “2030 Note”) with Encompass. The 2030 Note had an initial principal amount of $138.0 million and a maturity date of February 1, 2030. The borrowed funds under this note was utilized to fund the Alacare acquisition.
On March 20, 2020, Encompass, as sole stockholder of the Company, elected to make a capital contribution of $138.0 million of principal of the 2030 Note plus accrued and unpaid interest. The 2030 Note interest rate was 4.75%. Interest was payable as of the last day of each fiscal quarter.
See Note 2, Business Combinations, for information related to our acquisitions.
10.	Stock-Based Payments:
The Company’s employees have historically participated in Encompass’s various stock-based plans, which are described below. All references to shares in the tables below refer to shares of Encompass’s common stock. All references to stock options and restricted stock awards transferred to the Company in 2021 relate to certain executives who began working at the Company in 2021. Prior to joining the Company, these executives held executive positions at Encompass.
Stock Options—
Under the Encompass stock-based incentive plans, certain officers and employees are given the right to purchase shares of Encompass common stock at a fixed grant price determined on the day the options are granted. The terms and conditions of the options, including exercise prices and the periods in which options are exercisable, are generally at the discretion of the compensation and human capital committee of Encompass’s board of directors. However, no options are exercisable beyond ten years from the date of grant. Granted options vest over the awards’ requisite service periods, which are generally three years.
The fair values of the options granted during the years ended December 31, 2021, 2020 and 2019 have been estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:
	For the Year Ended December 31,
	2021	2020	2019
Expected volatility	28.4%	24.8%	25.3%
Risk-free interest rate	1.1%	1.0%	2.7%
Expected life (years)	7.1	7.1	7.1
Dividend yield	1.9%	2.0%	2.1%
The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the expected stock price volatility. The expected term is estimated through an analysis of actual, historical post-vesting exercise, cancellation, and expiration

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
behavior by employees and projected post-vesting activity of outstanding options. Volatility is calculated based on the historical volatility of Encompass’s common stock over the period commensurate with the expected term of the options. The risk-free interest rate is the implied daily yield currently available on U.S. Treasury issues with a remaining term closely approximating the expected term used as the input to the Black-Scholes option-pricing model. The dividend yield is estimated based on Encompass’s annual dividend rate and the Encompass stock price on the dividend payment dates. Under the Black-Scholes option-pricing model, the weighted-average grant date fair value per share of employee stock options granted during the years ended December 31, 2021, 2020 and 2019 was $19.21, $15.48 and $15.45, respectively.
A summary of our stock option activity for employees specifically identifiable to the Company and related information is as follows:
	Shares (In Thousands)	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Life (Years)	Aggregate Intrinsic Value (In Millions)
Outstanding, December 31, 2020	16	$71.41
Granted	9	80.40
Transferred	68	66.82
Exercised	(7)	69.23
Forfeitures	(18)	77.01
Expirations	—	—
Outstanding, December 31, 2021	68	$66.82	7.5	$0.3
Exercisable, December 31, 2021	35	57.63	6.5	$0.3
Compensation expense of approximately $0.1 million, $0.1 million, and $0.0 million was recognized related to stock options for the years ended December 31, 2021, 2020, and 2019, respectively. As of December 31, 2021, there was $0.2 million of unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 22 months. The total intrinsic value of options exercised during the year ended December 31, 2021 was $0.1 million. No options were exercised during 2020 or 2019.
Stock Appreciation Rights—
In conjunction with the acquisition of EHHI Holdings, Inc. in December 2014, Encompass granted SARs to certain members of the Company’s management based on the Company’s common stock at closing on December 31, 2014. Encompass granted 122,976 SARs that vested based on continued employment and an additional maximum number of 129,124 SARs that vested based on continued employment and the extent of the attainment of a specified 2017 performance measure. The maximum number of performance SARs was achieved. Half of the SARs of each type vested on December 31, 2018 and the remainder vested on December 31, 2019. Upon exercise, each SAR must be settled for cash in the amount by which the per share fair value of the Company’s common stock on the exercise date exceeded the per share fair value on the grant date. The fair value of the Company’s common stock was determined using the product of the trailing 12-month specified performance measure for the Company and a specified median market price multiple based on a basket of public home health companies and publicly disclosed home health acquisitions with a value of $400 million or more.
The fair value of the SARs granted has been estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:
As of December 31, 2019
Expected volatility	38.6%
Risk-free interest rate	1.5%
Expected life (years)	0.3
Dividend yield	—%

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
A dividend payment was not included as part of the pricing model because the Company currently does not pay dividends on its common stock. Under the Black-Scholes option-pricing model, the weighted-average fair value per share of SARs granted was $870.28 as of December 31, 2019. In February 2019, members of the management team exercised a portion of their vested SARs for approximately $13 million in cash. In July 2019, members of the management team exercised the remainder of the vested SARs for approximately $55 million in cash. In January 2020, members of the management team exercised the remaining SARs, and in February 2020, we settled those awards upon payment of approximately $101 million in cash. Compensation expense of $0.0 million and $81.9 million was recognized related to the SARs for the year ended December 31, 2020 and 2019, respectively.
Restricted Stock—
The restricted stock awards (“RSA”) granted in 2021, 2020, and 2019 included service-based awards and performance-based awards (that also included a service requirement). These awards generally vest over a three-year requisite service period. For RSAs with a service and/or performance requirement, the fair value of the RSA is determined by the closing price of Encompass’s common stock on the grant date.
A summary of our issued RSAs for employees specifically identifiable to the Company is as follows (share information in thousands):
	Shares	Weighted- Average Grant Date Fair Value
Nonvested shares at December 31, 2020	129	$66.15
Granted	57	77.04
Transferred	18	72.95
Vested	(70)	63.64
Forfeited	(57)	70.87
Nonvested shares at December 31, 2021	77	74.62
The weighted-average grant-date fair value of restricted stock granted during the years ended December 31, 2020 and 2019 was $72.54 and $59.78 per share, respectively. Compensation expense of approximately $3.5 million, $3.8 million, and $3.0 million was recognized related to restricted stock awards for the years ended December 31, 2021, 2020, and 2019, respectively. As of December 31, 2021, there was $6.6 million of unrecognized compensation expense related to unvested restricted stock. This cost is expected to be recognized over a weighted-average period of 21 months. The remaining unrecognized compensation expense for the performance-based awards may vary each reporting period based on changes in the expected achievement of performance measures. The total fair value of shares vested during the years ended December 31, 2021, 2020, and 2019 was $5.3 million, $3.3 million, and $4.0 million, respectively.
Included in the allocation of expenses related to certain Encompass functions are stock compensation expenses resulting from RSAs and stock options totaling $2.3 million, $2.0 million, and $2.5 million for the years ended December 31, 2021, 2020, and 2019, respectively.
11.	Employee Benefit Plans:
Substantially all our employees are eligible to enroll in Company-sponsored healthcare plans, including coverage for medical and dental benefits. Our primary healthcare plans are national plans administered by third-party administrators. We are self-insured for these plans. During 2021, 2020, and 2019, costs associated with these plans, net of amounts paid by employees and stop-loss recoveries, approximated $41.5 million, $43.7 million, and $34.7 million, respectively. As of December 31, 2021 and 2020, medical insurance accruals of $8.3 million and $8.6 million, respectively, are included in Other current liabilities in our consolidated balance sheets.
The Company offers one qualified 401(k) savings plans, the Home Health Savings Plan (the “HHSP”). The HHSP allows eligible employees to contribute up to 60% of their pay on a pre-tax basis into their individual

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
retirement account in the plan subject to the normal maximum limits set annually by the Internal Revenue Service. All home health and hospice full-time and part-time employees are eligible to participate in the HHSP and all contributions to the plan are in the form of cash. The Company’s employer matching contribution under the HHSP is 25% of the first 3% of each participant’s elective deferrals, which vest gradually over a six-year service period. Participants are always fully vested in their own contributions.
Employer contributions to the HHSP approximated $2.4 million, $2.1 million, and $1.8 million in 2021, 2020, and 2019, respectively. In 2021, 2020, and 2019, approximately $0.2 million, $0.2 million, and $0.1 million, respectively, from forfeited accounts were used to fund the matching contributions in accordance with the terms of the HHSP.
12.	Income Taxes:
The significant components of the Provision for income tax expense related to continuing operations are as follows (in millions):
	For the Year Ended December 31,
	2021	2020	2019
Current:
Federal	$22.2	$3.1	$4.7
State and other	4.3	2.8	2.4
Total current expense	26.5	5.9	7.1
Deferred:
Federal	7.9	17.1	1.3
State and other	0.7	1.4	0.8
Total deferred expense	8.6	18.5	2.1
Total income tax expense related to continuing operations	$35.1	$24.4	$9.2
A reconciliation of differences between the federal income tax at statutory rates and our actual income tax expense on our income from continuing operations, which include federal, state, and other income taxes, is presented below:
	For the Year Ended December 31,
	2021	2020	2019
Tax expense at statutory rate	21.0%	21.0%	21.0%
Increase (decrease) in tax rate resulting from:
State and other income taxes, net of federal tax benefit	3.3%	3.6%	5.4%
Nondeductible expenses	0.3%	0.5%	1.8%
Stock-based windfall tax benefits	(0.2)%	(0.3)%	(1.4)%
Prior period adjustments	(0.2)%	(0.2)%	1.7%
Tax credits	(0.1)%	(0.1)%	(0.8)%
Other, net	(0.4)%	(0.2)%	(0.6)%
Income tax expense	23.7%	24.3%	27.1%
The Provision for income tax expense in 2021 was greater than the federal statutory rate primarily due to state and other income tax expense and prior period adjustments. The Provision for income tax expense in 2020 was greater than the federal statutory rate primarily due to state and other income tax expense. The Provision for income tax expense in 2019 was greater than the federal statutory rate primarily due to state and other income tax expense, nondeductible expenses, and prior period adjustments offset by the impact of stock-based windfall tax benefits.

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
In addition to the CARES Act provisions previously discussed in Note 1, Summary of Significant Accounting Policies, “Risks and Uncertainties,” the CARES Act also includes provisions relating to net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, technical corrections to tax depreciation methods for qualified improvement property and deferral of employer payroll taxes. The CARES Act did not materially impact our effective tax rate for the years ended December 31, 2021 and 2020, although it has impacted the timing of cash payments for taxes. Deferred payments of social security taxes totaled $14.9 million as of December 31, 2021, of which $14.9 million are included in Accrued payroll in the consolidated balance sheet. Deferred payments of social security taxes totaled $29.8 million as of December 31, 2020, of which $14.9 million are included in Other long-term liabilities and $14.9 million are included in Accrued payroll in the consolidated balance sheet.
Deferred income taxes recognize the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The significant components of our deferred tax assets and liabilities are presented in the following table (in millions):
	As of December 31,
	2021	2020
Deferred income tax assets:
Insurance reserve	$0.2	$0.2
Stock-based compensation	0.9	1.0
Revenue reserves	0.3	0.3
Operating lease liabilities	11.7	10.0
Carrying value of partnerships	—	0.5
Other accruals	12.2	15.8
Total deferred income tax assets	25.3	27.8
Deferred income tax liabilities:
Property, net	(3.4)	(3.9)
Intangibles	(72.6)	(68.6)
Operating lease right-of-use assets	(11.7)	(10.0)
Carrying value of partnerships	(0.8)	—
Total deferred income tax liabilities	(88.5)	(82.5)
Net deferred income tax liabilities	$(63.2)	$(54.7)
Our continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. Interest recorded as part of our income tax provision during 2021, 2020, and 2019 was not material. Accrued interest income related to income taxes as of December 31, 2021 and 2020 was not material.
The Company joins Encompass in the filing of various consolidated federal, state and local income tax returns and is party to an income tax allocation agreement (the “Tax Sharing Agreement”). Under the Tax Sharing Agreement, the Company pays to or receives from Encompass the amount, if any, by which Encompass’s income tax liability is affected by virtue of inclusion of the Company in the consolidated income tax returns of Encompass. Effectively, this results in the Company’s annual income tax provision being computed, with adjustments, as if the Company filed separate consolidated income tax returns.
In December 2018, Encompass signed an agreement with the IRS to participate in its Compliance Assurance Process (“CAP”) for the 2019 tax year and have renewed this agreement each year since. CAP is a program in which Encompass and the IRS endeavor to agree on the treatment of significant tax positions prior to the filing of Encompass’s consolidated federal income tax returns, which includes the activity of the Company. The IRS is currently examining the 2020, 2021, and 2022 tax years. In September 2021, the IRS issued a no-change letter effectively closing Encompass’s 2019 tax year audit. The statute of limitations has expired or Encompass has

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
settled federal income tax examinations with the IRS for all tax years through 2019. Encompass’s consolidated state income tax returns and the separate state income tax returns of the Company are also periodically examined by various regulatory taxing authorities. The Company is currently under audit by one state for tax years ranging from 2017 - 2019.
13.	Contingencies and Other Commitments:
We operate in a highly regulated industry in which healthcare providers are routinely subject to litigation. As a result, various lawsuits, claims, and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. The resolution of any such lawsuits, claims, or legal and regulatory proceedings could materially and adversely affect our financial position, results of operations, and cash flows in a given period.
Other Commitments—
We are a party to service and other contracts in connection with conducting our business. Minimum amounts due under these agreements are $22.3 million in 2022, $10.8 million in 2023, $6.5 million in 2024 and thereafter. These contracts primarily relate to software licensing and support.
14.	Segment Reporting:
Our internal financial reporting and management structure is focused on the major types of services provided by the Company. We manage our operations using two operating segments that are also our reportable segments: (1) home health and (2) hospice. These reportable operating segments are consistent with information used by our chief executive officer, who is our chief operating decision maker, to assess performance and allocate resources. The following is a brief description of our reportable segments:
•
Home Health - Our home health operations represent the nation’s fourth largest provider of Medicare-certified skilled home health services in terms of Medicare revenues. We operate home health agencies in 34 states, with a concentration in the southern half of the United States. As of December 31, 2021, the Company operates 251 home health agencies. We are the sole owner of 242 of these locations. We retain 50.0% to 81.0% ownership in the remaining nine jointly owned locations. Our home health services include a comprehensive range of Medicare-certified home nursing services to adult patients in need of care. These services include, among others, skilled nursing, physical, occupational, and speech therapy, medical social work, and home health aide services.

•
Hospice - Our hospice operations represent the nation’s twelfth largest provider of Medicare-certified hospice services in terms of Medicare revenues. We operate hospice agencies in 22 states, with a concentration in the southern half of the United States. As of December 31, 2021, the Company operates 96 hospice agencies. We are the sole owner of 94 of these locations. We retain 50.0% to 90.0% ownership in the remaining two jointly owned locations. Hospice care focuses on the quality of life for patients who are experiencing an advanced, life limiting illness while treating the person and symptoms of the disease, rather than the disease itself.

The accounting policies of our reportable segments are the same as those described in Note 1, Summary of Significant Accounting Policies. All revenues for our services are generated through external customers. See Note 1, Summary of Significant Accounting Policies, “Net Service Revenue,” for the disaggregation of our revenues. No corporate overhead is allocated to either of our reportable segments. Our chief operating decision maker evaluates the performance of our segments and allocates resources to them based on adjusted earnings before interest, taxes, depreciation, and amortization (“Segment Adjusted EBITDA”). Segment assets are not reviewed by our chief operating decision maker and therefore are not disclosed below.

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Selected financial information for our reportable segments is as follows (in millions):
	Home Health			Hospice
	For the Year Ended December 31,			For the Year Ended December 31,
	2021	2020	2019	2021	2020	2019
Net service revenue	$897.3	$877.6	$918.1	$209.3	$200.6	$173.9
Cost of service (excluding depreciation and amortization)	423.5	443.8	445.6	90.4	93.7	81.8
Gross margin	473.8	433.8	472.5	118.9	106.9	92.1
General and administrative expenses	244.2	248.7	244.7	62.6	60.4	42.8
Other income	(1.6)	—	—	—	—	—
Equity in net income of nonconsolidated affiliates	(0.6)	(0.5)	(1.2)	—	—	—
Noncontrolling interests	1.7	1.0	0.8	0.1	(0.2)	—
Segment Adjusted EBITDA	$230.1	$184.6	$228.2	$56.2	$46.7	$49.3
Segment reconciliations (in millions):
	For the Year Ended December 31,
	2021	2020	2019
Total Segment Adjusted EBITDA	$286.3	$231.3	$277.5
Non-segment general and administrative expenses	(102.5)	(85.0)	(93.3)
Depreciation and amortization	(36.9)	(40.0)	(37.7)
Interest expense	(0.3)	(5.2)	(28.4)
Net income attributable to noncontrolling interests	1.8	0.8	0.8
Stock-based compensation expense	(3.6)	(3.9)	(84.9)
Other income	3.2	2.2	—
Income before income taxes and noncontrolling interests	$148.0	$100.2	$34.0
Additional detail regarding the revenues of our operating segments by service line follows (in millions):
	For the Year Ended December 31,
	2021	2020	2019
Home health:
Episodic	$781.5	$780.0	$818.9
Non-episodic	102.0	82.3	83.4
Other	13.8	15.3	15.8
Total home health	897.3	877.6	918.1
Hospice	209.3	200.6	173.9
Total net service revenue	$1,106.6	$1,078.2	$1,092.0
15.	Related Party Transactions:
In connection with the separation transaction, the Company intends to enter into a separation and distribution agreement, a transition services agreement, a tax matters agreement, and an employee matters agreement with Encompass, which will effect the separation of the Company’s business from Encompass and provide a framework for the Company’s relationship with Encompass after the Separation.
Allocation of Corporate Expenses
Encompass provides the Company certain services, including, but not limited to, executive oversight, treasury, legal, accounting, human resources, tax, internal audit, financial reporting, information technology and

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
investor relations. Our consolidated financial statements reflect an allocation of these costs. When specific identification is not practicable, a proportional cost method is used, primarily based on revenue, and headcount. These cost allocations reasonably reflect these services and the benefits derived for the periods presented. These allocations may not be indicative of the actual expenses that would have been incurred as a stand-alone entity. In addition, the Company’s employees have historically participated in Encompass’s various stock-based plans as discussed in Note 10, Stock-Based Payments.
The allocations of services from Encompass to the Company and stock-based compensation are reflected in General and administrative expenses in the consolidated statements of operations as follows (in millions):
	For the Year Ended December 31,
	2021	2020	2019
Overhead allocation	$16.7	$14.8	$17.2
Stock-based compensation	3.6	3.9	84.9
See Note 12, Income Taxes, for information related to our Tax Sharing Agreement with Encompass.
Software Services
The Company is party to a client service and license agreement (the “HCHB Agreement”) with Homecare Homebase, LLC (“HCHB”) for a home care management software product that includes multiple modules for collecting, storing, retrieving and disseminating home care patient health and health-related information by and on behalf of home health care agencies, point of care staff, physicians, patients and patient family members via hand-held mobile computing devices and desktop computers linked with a website hosted by HCHB. The Company’s former chief executive officer along with others created this software product and eventually sold it to HCHB. This individual serves as that company’s executive chairman. As of June 19, 2021, this individual no longer serves as our chief executive officer or in any other role in our home health and hospice business.
Pursuant to the HCHB Agreement, we pay fees to HCHB based on, among other things, the software modules in use, the training programs, and the number of licensed users. Total HCHB expenses before June 19, 2021 were approximately $3 million and are included in General and administrative expenses in the consolidated statement of income for the year ended December 31, 2021. Total HCHB expenses of $6.0 million, $5.8 million, and $5.4 million are included in General and administrative expenses in the consolidated statements of income for the year ended December 31, 2021, 2020 and 2019, respectively. Total HCHB payables of $1.4 million are included in Other current liabilities in the consolidated balance sheet as of December 31, 2020.
Data Analytics Investment
During 2019, we made a $2.0 million investment in Medalogix, LLC, a healthcare predictive data and analytics company; this investment is accounted for under the measurement alternative for investments. In April 2021, Medalogix entered in an agreement whereby TVG Logic Holdings, LLC (“TVG”) acquired a majority of the issued and outstanding membership interests of Medalogix for cash. The transaction closed in May 2021. As a result of the transaction, the Company received $2 million of cash and a minority equity investment in TVG and recorded a $1.6 million gain as part of Other income during 2021. During 2021, 2020, and 2019 we incurred costs of approximately $3.6 million, $2.7 million, and $0.7 million, respectively, in connection with the usage of Medalogix’s analytics platforms. These costs are included in General and administrative expenses in the consolidated statements of income.
16.	Subsequent Events:
The consolidated financial statements of Enhabit, Inc. are derived from the consolidated financial statements of Encompass Health Corporation, which issued its consolidated financial statements for the year ended December 31, 2021 on February 25, 2022. Accordingly, the Company has evaluated transactions and other events for consideration as recognized subsequent events in the annual financial statements through February 25, 2022. Additionally, the Company has evaluated transactions and other events that occurred through April 1, 2022, the date these consolidated financial statements were issued, for purposes of disclosure of unrecognized subsequent events.

Enhabit, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
On January 1, 2022, we acquired a 50% equity interest from Frontier in a joint venture with Saint Alphonsus which operates home health and hospice locations in Boise, Idaho. The total purchase price was $15.9 million and was funded on December 31, 2021. This payment is included in Acquisition of business, net of cash acquired on the consolidated statement of cash flows for the year end December 31, 2021.
Events Subsequent to Original Issuance of Consolidated Financial Statements (Unaudited)
In connection with the reissuance of the consolidated financial statements, the Company evaluated subsequent events through May 6, 2022, the date these consolidated financial statements were available to be reissued and has concluded there are no such events that require disclosure in the consolidated financial statements.

Enhabit, Inc. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

(Unaudited)
	Three Months Ended March 31,
	2022	2021
	(In Millions, Except Per Share Data)
Net service revenue	$274.3	$270.5
Cost of service (excluding depreciation and amortization)	129.7	124.6
Gross margin	144.6	145.9
General and administrative expenses	100.7	99.9
Depreciation and amortization	8.5	9.1
Operating income	35.4	36.9
Interest expense	—	0.1
Equity in net income of nonconsolidated affiliates	—	(0.2)
Income before income taxes and noncontrolling interests	35.4	37.0
Income tax expense	8.7	8.7
Net income	26.7	28.3
Less: Net income attributable to noncontrolling interests	0.6	0.4
Net income attributable to Enhabit, Inc.	$26.1	$27.9

Weighted average common shares outstanding:
Basic	3.9	3.9
Diluted	3.9	3.9

Earnings per common share:
Basic earnings per share attributable to Enhabit, Inc. common stockholders	$6.69	$7.15
Diluted earnings per share attributable to Enhabit, Inc. common stockholders	$6.69	$7.15
The accompanying notes to consolidated financial statements are an integral part of these statements.

Enhabit, Inc. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)
	March 31, 2022	December 31, 2021
	(In Millions)
Assets
Current assets:
Cash and cash equivalents	$17.5	$5.4
Restricted cash	3.7	2.6
Accounts receivable	168.1	164.5
Prepaid expenses and other current assets	8.1	6.3
Total current assets	197.4	178.8
Property and equipment, net	20.7	20.4
Operating lease right-of-use assets	46.9	48.4
Goodwill	1,217.7	1,189.0
Intangible assets, net	254.1	259.1
Other long-term assets	6.4	24.3
Total assets(1)	$1,743.2	$1,720.0
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$4.4	$5.0
Current operating lease liabilities	14.9	14.9
Accounts payable	3.0	3.5
Accrued payroll	65.0	66.4
Refunds due patients and other third-party payors	9.3	9.4
Income tax payable	13.9	4.2
Accrued medical insurance	9.2	8.3
Other current liabilities	23.6	24.8
Total current liabilities	143.3	136.5
Long-term debt, net of current portion	2.9	3.5
Long-term operating lease liabilities	32.1	33.5
Deferred income tax liabilities	63.9	63.2
	242.2	236.7
Commitments and contingencies
Redeemable noncontrolling interests	5.1	5.0
Stockholders’ equity:
Enhabit, Inc. stockholders’ equity:
Total Enhabit, Inc. stockholders’ equity	1,468.0	1,470.0
Noncontrolling interests	27.9	8.3
Total stockholders’ equity	1,495.9	1,478.3
Total liabilities(1) and stockholders’ equity	$1,743.2	$1,720.0
(1)
Our consolidated assets as of March 31, 2022 and December 31, 2021 include total assets of variable interest entities of $19.6 million and $18.2 million, respectively, that cannot be used by us to settle the obligations of other entities. Our consolidated liabilities as of March 31, 2022 and December 31, 2021 include total liabilities of the variable interest entities of $0.6 million and $0.4 million, respectively. See Note 3, Variable Interest Entities.

The accompanying notes to consolidated financial statements are an integral part of these statements.

Enhabit, Inc. AND SUBSIDIARIES

Condensed Consolidated Statements of Stockholders’ Equity

(Unaudited)
	Three Months Ended March 31, 2022
	Enhabit, Inc. Common Stockholders
	Number of Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Retained Earnings	Noncontrolling Interests	Total
	(In Millions)
Balance at beginning of period	3.9	$0.1	$1,094.5	$375.4	$8.3	$1,478.3
Net income	—	—	—	26.1	0.6	26.7
Capital contributions	—	—	24.8	—	—	24.8
Capital distributions	—	—	(55.8)	—	—	(55.8)
Distributions declared	—	—	—	—	(0.4)	(0.4)
Saint Alphonsus acquisition	—	—	—	—	15.9	15.9
Contributions from noncontrolling interests of consolidated affiliates	—	—	2.9	—	3.5	6.4
Balance at end of period	$3.9	$0.1	$1,066.4	$401.5	$27.9	$1,495.9
	Three Months Ended March 31, 2021
	Enhabit, Inc. Common Stockholders
	Number of Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Retained Earnings	Noncontrolling Interests	Total
	(In Millions)
Balance at beginning of period	3.9	0.1	1,118.7	264.3	6.7	1,389.8
Net income	—	—	—	27.9	0.4	28.3
Capital contributions	—	—	5.1	—	—	5.1
Capital distributions	—	—	(22.4)	—	—	(22.4)
Distributions declared	—	—	—	—	(0.6)	(0.6)
Balance at end of period	3.9	$0.1	$1,101.4	$292.2	$6.5	$1,400.2
The accompanying notes to consolidated financial statements are an integral part of these statements.

Enhabit, Inc. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)
	Three Months Ended March 31,
	2022	2021
	(In Millions)
Cash flows from operating activities:
Net income	$26.7	$28.3
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	8.5	9.1
Equity in net income of nonconsolidated affiliates	—	(0.2)
Distributions from nonconsolidated affiliates	—	0.1
Stock-based compensation	1.3	0.6
Deferred tax (benefit) expense	(0.2)	0.6
Other, net	(0.2)	(0.1)
Changes in assets and liabilities, net of acquisitions —
Accounts receivable	(0.1)	(34.6)
Prepaid expenses and other assets	(1.6)	(0.2)
Accounts payable	(0.6)	3.3
Accrued payroll	(1.6)	5.0
Other liabilities	9.2	8.5
Net cash provided by operating activities	41.4	20.4
Cash flows from investing activities:
Purchases of property and equipment	(2.3)	(0.9)
Other, net	0.9	0.2
Net cash used in investing activities	(1.4)	(0.7)
Cash flows from financing activities:
Principal payments under finance lease obligations	(1.4)	(1.8)
Distributions paid to noncontrolling interests of consolidated affiliates	(0.5)	(0.3)
Contributions from Encompass	23.5	4.5
Distributions to Encompass	(55.8)	(22.4)
Contributions from noncontrolling interests of consolidated affiliates	7.4	—
Net cash used in financing activities	(26.8)	(20.0)
Increase (decrease) in cash, cash equivalents, and restricted cash	(13.2)	(0.3)
Cash, cash equivalents, and restricted cash at beginning of year	8.0	40.0
Cash, cash equivalents, and restricted cash at end of period	$21.2	$39.7
The accompanying notes to consolidated financial statements are an integral part of these statements.

Enhabit, Inc. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements
1.	Summary of Significant Accounting Policies:
Organization and Description of Business—
Enhabit, Inc. (“we,” “us,” “our,” and the “Company”), incorporated in Delaware in 2014, provides a comprehensive range of Medicare-certified skilled home health and hospice services in 34 states, with a concentration in the southern half of the United States. We manage our operations and disclose financial information using two reportable segments: (1) home health and (2) hospice. See Note 7, Segment Reporting.
The Company currently operates as an operating segment of Encompass Health Corporation (“Encompass”). On December 9, 2020, Encompass announced a formal process to explore strategic alternatives for the Company. As a result of this process, Encompass expects to spin off the home health and hospice business to form an independent, publicly traded company on July 1, 2022, subject to customary conditions, including the effectiveness of a Form 10 registration statement, regulatory approvals and receipt of a favorable IRS private letter ruling. On January 19, 2022, Encompass announced the home health and hospice business would be rebranded and operate under the name Enhabit Home Health & Hospice. In March 2022, the Company changed its name from Encompass Health Home Health Holdings, Inc. to Enhabit, Inc. The rebranding of agency locations began in mid-April 2022 and is expected to be largely completed by the effective date of the spin-off.
Basis of Presentation and Consolidation—
The accompanying unaudited condensed consolidated financial statements of the Company and its subsidiaries should be read in conjunction with the consolidated financial statements and accompanying notes contained elsewhere in this information statement. The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the SEC applicable to interim financial information. Certain information and note disclosures included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) have been omitted in these interim statements, as allowed by such SEC rules and regulations. The condensed consolidated balance sheet as of December 31, 2021 has been derived from audited financial statements, but it does not include all disclosures required by GAAP. However, we believe the disclosures are adequate to make the information presented not misleading.
The unaudited results of operations for the interim periods shown in these financial statements are not necessarily indicative of operating results for the entire year. In our opinion, the accompanying unaudited condensed consolidated financial statements recognize all adjustments of a normal recurring nature considered necessary to fairly state the financial position, results of operations, and cash flows for each interim period presented.
The accompanying unaudited condensed consolidated financial statements of the Company and its subsidiaries have been derived from the consolidated financial statements and accounting records of Encompass as if the Company had operated on a stand-alone basis during the periods presented and were prepared utilizing the legal entity approach, in accordance with GAAP, and pursuant to the rules and regulations of the SEC. Historically, the Company was reported as a single reportable segment within Encompass’s reportable segments and did not operate as a stand-alone company. Accordingly, Encompass historically reported the financial position and the related results of operations, cash flows and changes in equity of the Company as a component of Encompass’s condensed consolidated financial statements.
The unaudited condensed consolidated financial statements include an allocation of expenses related to certain Encompass corporate functions as discussed in Note 8, Related Party Transactions. The unaudited condensed consolidated financial statements also include revenues and expenses directly attributable to the Company and assets and liabilities specifically attributable to the Company. Encompass’s third-party debt and related interest expense have not been attributed to the Company because the Company is not the primary legal obligor of the debt and the borrowings are not specifically identifiable to the Company. However, subsequent to April 23, 2020, the Company was a guarantor for Encompass’s credit agreement and senior debt. The Company maintains its own cash management system and does not participate in a centralized cash management arrangement with Encompass.

Enhabit, Inc. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements
The income tax amounts in these unaudited condensed consolidated financial statements have been calculated based on a separate return methodology and are presented as if our income gave rise to separate federal and state consolidated income tax return filing obligations in the respective jurisdictions in which we operate. In addition to various separate state and local income tax filings, we join with Encompass in various U.S. federal, state and local consolidated income tax filings. See Note 5, Income Taxes, for information related to our Tax Sharing Agreement with Encompass. The unaudited condensed consolidated financial statements include the assets, liabilities, revenues, and expenses of all wholly-owned subsidiaries, majority-owned subsidiaries over which we exercise control, and, when applicable, entities in which we have a controlling financial interest.
We use the equity method to account for our investments in entities we do not control, but for which we have the ability to exercise significant influence over operating and financial policies. Consolidated Net income attributable to Enhabit, Inc. includes our share of the net earnings of these entities. The difference between consolidation and the equity method impacts certain of our financial ratios because of the presentation of the detailed line items reported in the condensed consolidated financial statements for consolidated entities compared to a one line presentation of equity method investments.
We use the measurement alternative to account for our investments in entities we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the measurement alternative, these investments are recorded at the lower of cost or fair value, as appropriate.
We eliminate all intercompany accounts and transactions within the Company from our financial results. Transactions between the Company and Encompass have been included in these condensed consolidated financial statements. The transfers with Encompass that are not expected to be settled, are reflected in stockholders’ equity on the condensed consolidated balance sheets and within Capital in excess of par value on the condensed consolidated statements of stockholders’ equity. Within the condensed consolidated statements of cash flows, these transfers are treated as an operating, financing or noncash activity determined by the nature of the transaction. Transactions between the Company and Encompass are considered related party transactions. Refer to Note 8, Related Party Transactions, for more information.
Net Service Revenue—
Our Net service revenue disaggregated by payor source and segment are as follows (in millions):
	Home Health		Hospice		Consolidated
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2022	2021	2022	2021	2022	2021
Medicare	$169.5	$174.1	$47.9	$49.8	$217.4	$223.9
Medicare Advantage	34.5	28.0	—	—	34.5	28.0
Managed care	17.7	13.8	1.1	0.5	18.8	14.3
Medicaid	3.1	3.5	0.4	0.3	3.5	3.8
Other	0.1	0.5	—	—	0.1	0.5
Total	$224.9	$219.9	$49.4	$50.6	$274.3	$270.5
For a discussion of our significant accounting policies, including our policy related to Net service revenue, see Note 1, Summary of Significant Accounting Policies, to the consolidated financial statements included elsewhere in this information statement.
Recent Accounting Pronouncements—
We do not believe any recently issued, but not yet effective, accounting standards will have a material effect on our condensed consolidated financial position, results of operations, or cash flows.

Enhabit, Inc. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements
2.	Business Combinations:
On January 1, 2022, we acquired a 50% equity interest from Frontier Home Health and Hospice, LLC in a joint venture with Saint Alphonsus System (“Saint Alphonsus”) which operates home health and hospice locations in Boise, Idaho. The total purchase price was $15.9 million and was funded on December 31, 2021. This acquisition was made to expand our footprint in this geographic area. This transaction was not material to our financial position, results of operations, or cash flows.
We accounted for this transaction under the acquisition method of accounting and reported the results of operations of the acquired locations from the date of acquisition. Assets acquired, liabilities assumed, and noncontrolling interests were recorded at their estimated fair values as of the acquisition date. Estimated fair values were based on various valuation methodologies including: an income approach using primarily discounted cash flow techniques for the noncompete and license intangible assets; and an income approach utilizing the relief-from-royalty method for the trade name intangible asset. The aforementioned income methods utilize management’s estimates of future operating results and cash flows discounted using a weighted average cost of capital that reflects market participant assumptions. For all other assets and liabilities, the fair value was assumed to represent carrying value due to their short maturities. The excess of the fair value of the consideration conveyed over the fair value of the net assets acquired was recorded as goodwill. All goodwill recorded reflects our expectations of favorable growth opportunities in the home health and hospice markets based on positive demographic trends. At least $14.4 million of the goodwill recorded as a result of this transaction is deductible for federal income tax purposes.
The fair values recorded were based upon a preliminary valuation. Estimates and assumptions used in such valuation are subject to change, which could be significant, within the measurement period (up to one year from the acquisition date). We expect to continue to obtain information to assist us in determining the fair value of the net assets acquired at the acquisition date during the measurement period.
The preliminary fair value of the assets acquired and liabilities assumed at the acquisition date were as follows (in millions):
Cash and cash equivalents	$0.7
Accounts receivable, net	1.6
Operating lease right-of-use-assets	0.3
Identifiable intangible assets:
Noncompete agreement (useful life of 5 years)	0.2
Trade name (useful life of 6 months)	0.1
Licenses (useful lives of 10 years)	0.9
Internal-use software (useful life of 3 years)	0.1
Goodwill	28.7
Total assets acquired	32.6
Liabilities assumed:
Current operating lease liabilities	0.1
Accounts payable	0.1
Accrued payroll	0.2
Other current liabilities	0.2
Long-term operating lease liabilities	0.2
Total liabilities assumed	0.8
Noncontrolling interests	15.9
Net assets acquired	$15.9

Enhabit, Inc. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements
Information regarding the cash paid for the acquisition during each period presented is as follows (in millions):
	Three Months Ended March 31,
	2022	2021
Fair value of assets acquired	$3.9	$—
Goodwill	28.7	—
Fair value of liabilities assumed	(0.8)	—
Fair value of noncontrolling interest owned by joint venture partner	(15.9)	—
Cash paid for acquisition(1)	$15.9	$—
(1)
As discussed above, the $15.9 million was paid on December 31, 2021; therefore, this amount is not included in the condensed consolidated statement of cash flows for the three months ended March 31, 2022.

Pro Forma Results of Operations
The following table summarizes the results of operations of the above mentioned acquisition from their respective dates of acquisition included in our consolidated results of operations and the unaudited pro forma results of operations of the combined entity had the date of the acquisitions been January 1, 2021 (in millions):
	Net Service Revenues	Net Income Attributable to the Company
Acquired entities only: Actual from acquisition date to March 31, 2022	$1.8	$0.2
Combined entity: Supplemental pro forma from 01/01/2022-3/31/2022 (unaudited)	274.3	26.1
Combined entity: Supplemental pro forma from 01/01/2021-3/31/2021 (unaudited)	272.8	28.1
The information presented above is for illustrative purposes only and is not necessarily indicative of results that would have been achieved if the acquisition had occurred as of the beginning of our 2021 reporting period.
3.	Variable Interest Entities:
As of March 31, 2022 and December 31, 2021, we consolidated two limited partnership-like entities that are VIEs and of which we are the primary beneficiary. Our ownership percentages in these entities are 60% and 90% as of March 31, 2022. Through partnership and management agreements with or governing these entities, we manage these entities and handle all day-to-day operating decisions. Accordingly, we have the decision making power over the activities that most significantly impact the economic performance of the VIEs and an obligation to absorb losses or receive benefits from the VIEs that could potentially be significant to the VIEs. These decisions and significant activities include, but are not limited to, marketing efforts, oversight of patient admissions, medical training, nurse and therapist scheduling, provision of healthcare services, billing, collections and creation and maintenance of medical records. The terms of the agreements governing the VIEs prohibit us from using the assets of the VIEs to satisfy the obligations of other entities.
The carrying amounts and classifications of the consolidated VIEs' assets and liabilities, which are included in our consolidated balance sheet, are as follows (in millions):
	March 31, 2022	December 31, 2021
Assets
Current assets:
Restricted cash	$3.0	$1.7
Accounts receivable	2.7	2.8
Total current assets	5.7	4.5
Operating lease right-of-use assets	0.2	0.1
Goodwill	12.4	12.3

Enhabit, Inc. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements
	March 31, 2022	December 31, 2021
Intangible assets, net	1.3	1.3
Total assets	$19.6	$18.2
Liabilities
Current liabilities:
Current operating lease liabilities	$0.1	$0.1
Accrued payroll	0.3	0.3
Total current liabilities	0.4	0.4
Other long-term liabilities	0.2	—
Total liabilities	$0.6	$0.4
4.	Stock-Based Payments:
The Company’s employees have historically participated in Encompass’s various stock-based plans, which are described in the consolidated financial statements included elsewhere in this information statement. All references to shares in the discussion below refer to shares of Encompass’s common stock.
During the three months ended March 31, 2022, Encompass issued a total of 128 thousand restricted stock awards (“RSA”) to members of our management team. Approximately 47 thousand of these awards contain only a service condition, while the remainder contain both a service and a performance condition. For the awards that include a performance condition, the number of shares that will ultimately be granted to employees may vary based on the Company’s and Encompass’s performance during the applicable two year performance measurement period. Additionally, Encompass granted approximately 22 thousand stock options to a member of our management team. The fair value of these awards and options was determined using the policies described in Note 1, Summary of Significant Accounting Policies, and Note 10, Stock-Based Payments, to the consolidated statements included elsewhere in this information statement.
Included in the allocation of expenses related to certain Encompass functions are stock compensation expenses resulting from RSAs and stock options totaling $0.5 million and $0.2 million for the three months ended March 31, 2022 and 2021, respectively.
5.	Income Taxes:
Our Provision for income tax expense of $8.7 million and $8.7 million for the three months ended March 31, 2022 and 2021, respectively, primarily resulted from the application of our estimated effective blended federal and state income tax rate.
On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the “CARES Act”), which includes provisions relating to net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, technical corrections to tax depreciation methods for qualified improvement property and deferral of employer payroll taxes. The CARES Act did not materially impact our effective tax rate for the three months ended March 31, 2022 and 2021, although it has impacted the timing of cash payments for taxes. Deferred payments of social security taxes totaled $14.9 million as of March 31, 2022 and December 31, 2021, all of which is included in Accrued payroll in the condensed consolidated balance sheets.
The Company joins Encompass in the filing of various consolidated federal, state and local income tax returns and is party to an income tax allocation agreement (the “Tax Sharing Agreement”). Under the Tax Sharing Agreement, the Company pays to or receives from Encompass the amount, if any, by which Encompass’s income tax liability is affected by virtue of inclusion of the Company in the consolidated income tax returns of Encompass. Effectively, this results in the Company’s annual income tax provision being computed, with adjustments, as if the Company filed separate consolidated income tax returns.

Enhabit, Inc. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements
6.	Contingencies:
We operate in a highly regulated industry in which healthcare providers are routinely subject to litigation. As a result, various lawsuits, claims, and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. The resolution of any such lawsuits, claims, or legal and regulatory proceedings could materially and adversely affect our financial position, results of operations, and cash flows in a given period.
7.	Segment Reporting:
Our internal financial reporting and management structure is focused on the major types of services provided by the Company. We manage our operations using two operating segments that are also our reportable segments: (1) home health and (2) hospice. These reportable operating segments are consistent with information used by our chief executive officer, who is our chief operating decision maker, to assess performance and allocate resources. The following is a brief description of our reportable segments:
•
Home Health - Our home health operations represent the nation’s fourth largest provider of Medicare-certified skilled home health services in terms of Medicare revenues. We operate home health agencies in 34 states, with a concentration in the southern half of the United States. As of March 31, 2022, the Company operates 252 home health agencies. We are the sole owner of 240 of these locations. We retain 50.0% to 81.0% ownership in the remaining 12 jointly owned locations. Our home health services include a comprehensive range of Medicare-certified home nursing services to adult patients in need of care. These services include, among others, skilled nursing, physical, occupational, and speech therapy, medical social work, and home health aide services.

•
Hospice - Our hospice operations represent the nation’s twelfth largest provider of Medicare-certified hospice services in terms of Medicare revenues. We operate hospice agencies in 22 states, with a concentration in the southern half of the United States. As of March 31, 2022, the Company operates 99 hospice agencies. We are the sole owner of 95 of these locations. We retain 50.0% to 90.0% ownership in the remaining four jointly owned locations. Our hospice services include in-home services to terminally ill patients and their families to address patients’ physical needs, including pain control and symptom management, and to provide emotional and spiritual support.

The accounting policies of our reportable segments are the same as those described in Note 1, Summary of Significant Accounting Policies, to the consolidated financial statements included elsewhere in this information statement. All revenues for our services are generated through external customers. See Note 1, Summary of Significant Accounting Policies, “Net Service Revenue,” for the disaggregation of our revenues. No corporate overhead is allocated to either of our reportable segments. Our chief operating decision maker evaluates the performance of our segments and allocates resources to them based on adjusted earnings before interest, taxes, depreciation, and amortization (“Segment Adjusted EBITDA”). Segment assets are not reviewed by our chief operating decision maker and therefore are not disclosed below.
Selected financial information for our reportable segments is as follows (in millions):
	Home Health		Hospice
	Three Months Ended March 31,		Three Months Ended March 31,
	2022	2021	2022	2021
Net service revenue	$224.9	$219.9	$49.4	$50.6
Cost of service (excluding depreciation and amortization)	108.0	103.0	21.7	21.6
Gross margin	116.9	116.9	27.7	29.0
General and administrative expenses	58.7	60.7	14.9	15.5
Equity in net income of nonconsolidated affiliates	—	(0.2)	—	—
Noncontrolling interests	0.5	0.4	0.1	—
Segment Adjusted EBITDA	$57.7	$56.0	$12.7	$13.5

Enhabit, Inc. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements
Segement reconciliations (in millions):
	Three Months Ended March 31,
	2022	2021
Total Segment Adjusted EBITDA	$70.4	$69.5
Non-segment general and administrative expenses	(25.8)	(23.1)
Depreciation and amortization	(8.5)	(9.1)
Interest expense	—	(0.1)
Net income attributable to noncontrolling interests	0.6	0.4
Stock-based compensation expense	(1.3)	(0.6)
Income before income taxes and noncontrolling interests	$35.4	$37.0
Additional detail regarding the revenues of our operating segments by service line follows (in millions):
	Three Months Ended March 31,
	2022	2021
Home health:
Episodic	$191.7	$194.2
Non-episodic	30.4	22.2
Other	2.8	3.5
Total home health	224.9	219.9
Hospice	49.4	50.6
Total net service revenue	$274.3	$270.5
8.	Related Party Transactions:
In connection with the separation transaction, the Company intends to enter into a separation and distribution agreement, a transition services agreement, a tax matters agreement, and an employee matters agreement with Encompass, which will effect the separation of the Company’s business from Encompass and provide a framework for the Company’s relationship with Encompass after the Separation.
Allocation of Corporate Expenses
Encompass provides the Company certain services, including, but not limited to, executive oversight, treasury, legal, accounting, human resources, tax, internal audit, financial reporting, information technology and investor relations. Our condensed consolidated financial statements reflect an allocation of these costs. When specific identification is not practicable, a proportional cost method is used, primarily based on revenue, and headcount. These cost allocations reasonably reflect these services and the benefits derived for the periods presented. These allocations may not be indicative of the actual expenses that would have been incurred as a stand-alone entity. In addition, the Company’s employees have historically participated in Encompass’s various stock-based plans as discussed in Note 4, Stock-Based Payments.
The allocations of services from Encompass to the Company and stock-based compensation are reflected in General and administrative expenses in the consolidated statements of operations as follows (in millions):
	Three Months Ended March 31,
	2022	2021
Overhead allocation	$3.5	$3.6
Stock-based compensation	1.3	0.6
See Note 5, Income Taxes, for information related to our Tax Sharing Agreement with Encompass.

Enhabit, Inc. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements
Software Services
The Company is party to a client service and license agreement (the “HCHB Agreement”) with Homecare Homebase, LLC (“HCHB”) for a home care management software product that includes multiple modules for collecting, storing, retrieving and disseminating home care patient health and health-related information by and on behalf of home health care agencies, point of care staff, physicians, patients and patient family members via hand-held mobile computing devices and desktop computers linked with a website hosted by HCHB. The Company’s former chief executive officer along with others created this software product and eventually sold it to HCHB. This individual serves as that company’s executive chairman. As of June 19, 2021, this individual no longer serves as our chief executive officer or in any other role in our home health and hospice business.
Pursuant to the HCHB Agreement, we pay fees to HCHB based on, among other things, the software modules in use, the training programs, and the number of licensed users. Total HCHB expenses of $1.4 million are included in General and administrative expenses in the condensed consolidated statements of income for the three months ended March 31, 2021.
Data Analytics Investment
During 2019, we made a $2.0 million investment in Medalogix, LLC, a healthcare predictive data and analytics company; this investment is accounted for under the measurement alternative for investments. In April 2021, Medalogix entered in an agreement whereby TVG Logic Holdings, LLC (“TVG”) acquired a majority of the issued and outstanding membership interests of Medalogix for cash. The transaction closed in May 2021. As a result of the transaction, the Company received $2 million of cash and a minority equity investment in TVG and recorded a $1.6 million gain as part of Other income during the three months ended June 30, 2021. During the three months ended March 31, 2022 and 2021, we incurred costs of approximately $0.7 million and $0.6 million, respectively, in connection with the usage of Medalogix’s analytics platforms. These costs are included in General and administrative expenses in the condensed consolidated statements of income.
9.	Subsequent Events:
The condensed consolidated financial statements of Enhabit, Inc. are derived from the condensed consolidated financial statements of Encompass Health Corporation, which issued its condensed consolidated financial statements for the first quarter of 2022 on May 3, 2022. Accordingly, the Company has evaluated transactions and other events for consideration as recognized subsequent events in the interim financial statements through May 3, 2022. Additionally, the Company has evaluated transactions and other events that occurred through May 25, 2022, the date these condensed consolidated financial statements were available for issuance, for purposes of disclosure of unrecognized subsequent events.
Events Subsequent to Original Issuance of Condensed Consolidated Financial Statements
In connection with the reissuance of the condensed consolidated financial statements, the Company evaluated subsequent events through June 14, 2022, the date these condensed consolidated financial statements were available to be reissued, for purposes of disclosure of unrecognized subsequent events.
On June 1, 2022, the Company entered into a credit agreement with Wells Fargo Bank, National Association, as administrative agent, collateral agent and swingline lender, and various other lenders, consisting of a $400 million term loan A facility and a $350 million revolving credit facility. The term loan A facility and the revolving credit facility mature five years from the closing date thereof.